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August 4, 2006

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

**File No. 82-34771**



Attention: Filing Desk



Re: Disclosure Materials Provided on Behalf of Crédit Agricole S.A. Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Please find attached disclosure materials for **File No. 82-34771**. These documents are being provided to you on behalf of Crédit Agricole S.A. pursuant to its obligations under Rule 12g3-2(b)(1)(iii).

Please do not hesitate to contact the undersigned should you have any questions regarding the enclosed materials.

Very truly yours,



Andrew Bernstein





Enclosures

cc: Jean-Michel Daunizeau, Monika Poizat, Crédit Agricole S.A.

Crédit Agricole S.A.
File No. 82-34771

# INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED BY CREDIT AGRICOLE SA THROUGH JULY 31, 2006

1. MATERIALS PUBLISHED IN CONNECTION WITH A PUBLIC OFFERING OF SECURITIES

   1.1 Materials relating to the EUR 40,000,000,000 Euro Medium Term Note Programme.

   A. Base Prospectus dated May 19, 2006, relating to the EUR 40,000,000,000 Euro Medium Term Note Programme.

   B. Prospectus Supplement no. 1 dated June 8, 2006 to the Base Prospectus dated May 19, 2006, relating to the EUR 40,000,000,000 Euro Medium Term Note Programme.

   C. Prospectus Supplement no. 2 dated July 10, 2006 to the Base Prospectus dated May 19, 2006, relating to the EUR 40,000,000,000 Euro Medium Term Note Programme.

   D. Final Terms relating to the issuance of EUR 100,000,000 Index Linked Redemption Notes due 2011, dated July 5, 2006.

   E. Final Terms relating to the issuance of EUR 100,000,000 Index Linked Redemption Notes due 2011, dated July 11, 2006.

   F. Final Terms relating to the issuance of EUR 100,000,000 Index Linked Interest Notes due 2016, dated July 18, 2006.

2. OTHER PUBLIC DISCLOSURE

   2.1 Press releases through July 31, 2006.

   2.2 Presentation entitled "European partnership in auto financing between Crédit Agricole Group S.A. and Fiat Auto S.p.A.", dated July 24, 2006.

   2.3 Declarations by Crédit Agricole listing transactions in its own shares:

   A. Declaration regarding transactions on July 3, 2006 and July 11, 2006, registered with the AMF on July 12, 2006.


SEC MAIL PROCESSING
RECEIVED
AUG 7 2006
WASH, D.C.
199
SECTION

**Crédit Agricole S.A.**
**File No. 82-34771**

Exhibit 1.1A

Base Prospectus relating to the EUR 40,000,000,000 Euro Medium Term Note Programme

May 19, 2006

Please see attached.

Base Prospectus dated 19 May 2006



# Crédit Agricole S.A.

## including acting through its London Branch

*(Incorporated with limited liability in the Republic of France)*

# Euro 40,000,000,000
# Euro Medium Term Note Programme

Crédit Agricole S.A. (the "**Issuer**") may, subject to compliance with all relevant laws, regulations and directives, from time to time issue outside the Republic of France Euro Medium Term Notes (the "**Notes**") denominated in any currency (including euro) under its Euro 40,000,000,000 Euro Medium Term Note Programme initially established on 21st April 1999 (as amended, supplemented and restated from time to time, the "**Programme**"). The Issuer may act through its London branch for the purpose of issuing the Notes. The aggregate nominal amount of Notes outstanding (including those issued through the Issuer's London Branch) will not at any time exceed Euro 40,000,000,000 (or the equivalent in other currencies). This Base Prospectus supersedes the Base Prospectus dated 30 September 2005 prepared in connection with the Programme. Any Notes to be issued on or after the date hereof under the Programme are issued subject to the provisions set out herein. This does not affect any Notes issued prior to the date hereof.

Application has been made for Notes issued under the Programme within 12 months of the date of publication of this Base Prospectus to be listed and admitted to trading on the regulated market of the Luxembourg Stock Exchange, which is a regulated market for purposes of Directive 93/22/EC (the "**Investment Services Directive**") (an "**ISD Regulated Market**"). However, unlisted Notes may be issued pursuant to the Programme. References in this document to the Notes being "listed" (and all related references) shall mean that such Notes have been listed on the regulated market of the Luxembourg Stock Exchange, or, as the case may be, another ISD Regulated Market or stock exchange(s). The relevant Final Terms (as defined on page 28) in respect of the issue of any Notes will specify whether or not such Notes will be listed on the regulated market of the Luxembourg Stock Exchange (or any other stock exchange). In the case of any Notes which are to be listed on an ISD Regulated Market or offered to the public within the territory of any EEA Member State, in each case in circumstances which require the publication of a prospectus under the Prospectus Directive, such Notes will have a minimum denomination of €1,000 (or its equivalent in other currencies).

Each Tranche (as defined on page 28) of Notes to be issued in bearer form ("**Bearer Notes**") will be represented on issue by a temporary global note in bearer form (each a "**temporary Global Note**") or a permanent global note in bearer form (each a "**permanent Global Note**" and, together with the temporary Global Note, the "**Global Notes**"). If the Global Notes are stated in the applicable Final Terms to be issued in new global note ("**NGN**") form ("**New Global Notes**" or "**NGNs**") they are intended to be eligible collateral for Eurosystem monetary policy and the Global Notes will be delivered on or prior to the original issue date of the Tranche to a common safekeeper (the "**Common Safekeeper**") for Euroclear Bank S.A./N.V. as operator of the Euroclear System ("**Euroclear**") and Clearstream Banking, société anonyme ("**Clearstream, Luxembourg**"). Global Notes which are not issued in NGN form ("**Classic Global Notes**" or "**CGNs**" may be delivered on or prior to the original issue date of the Tranche to a common depositary for Euroclear and Clearstream, Luxembourg (the "**Common Depositary**").

Each Tranche of Notes to be issued in registered form ("**Registered Notes**") and which are sold in an "offshore transaction" within the meaning of Regulation S ("**Regulation S**") under the U.S. Securities Act of 1933, as amended (the "**Securities Act**") will initially be represented by a permanent registered global certificate (each an "**Unrestricted Global Certificate**"), without interest coupons, which may be deposited on the issue date (i) in the case of a Tranche intended to be cleared through Euroclear and/or Clearstream, Luxembourg, with a common depositary on behalf of Euroclear and Clearstream, Luxembourg and (ii) in the case of a Tranche intended to be cleared through a clearing system other than or in addition to Euroclear and/or Clearstream, Luxembourg or delivered outside a clearing system, as agreed between the Issuer and the relevant Dealer.

Registered Notes which are sold in the United States to qualified institutional buyers ("**QIBs**") within the meaning of Rule 144A under the Securities Act ("**Rule 144A**"), will initially be represented by a permanent registered global certificate (each a "**Restricted Global Certificate**" and, together with the "Unrestricted Global Certificate", the "**Global Certificates**"), without interest coupons, which will be deposited on the issue date with a custodian for, and registered in the name of Cede & Co. as nominee for, The Depository Trust Company ("**DTC**"). Registered Notes which are sold in the United States to institutions that are accredited investors (as defined in Rule 501 (a)(1), (2), (3) or (7) of Regulation D ("**Regulation D**") under the Securities Act) ("**Institutional Accredited Investors**") pursuant to Section 4(2) of the Securities Act will be represented by definitive registered notes ("**Definitive Registered Notes**"). Beneficial interests in Global Certificates held by Euroclear, Clearstream, Luxembourg and/or DTC will be shown on, and transfers thereof will be effected only through, records maintained by Euroclear, Clearstream, Luxembourg and/or DTC, and their respective participants. See "Clearing and Settlement". The provisions governing the exchange of interests in the Global Notes for other Global Notes and definitive Notes and the exchange of interests in each Global Certificate for Definitive Registered Notes are described in "Form of the Notes".

The Issuer may agree with any Dealer (as defined on page 28) that Notes may be issued in a form not, or not fully, contemplated by the Terms and Conditions of the Notes herein, in which event either a supplement to this Base Prospectus, if appropriate, or a separate prospectus will be made available which will describe the effect of the agreement reached in relation to such Notes. This Base Prospectus, the Documents Incorporated by Reference (as defined on page 34) and the Final Terms of issues listed on the regulated market of the Luxembourg Stock Exchange will be published on the website of the Luxembourg StockExchange (www.bourse.lu).

*Arranger*

**Merrill Lynch International**

*Dealers*

**ABN AMRO**
**Barclays Capital**
**CALYON Corporate and Investment Bank**
**Citigroup**
**Credit Suisse**
**Deutsche Bank**
**Dresdner Kleinwort Wasserstein**
**Goldman Sachs International**
**JPMorgan**
**Lehman Brothers**
**Merrill Lynch International**
**Morgan Stanley**
**Nomura International**
**The Royal Bank of Scotland**
**UBS Investment Bank**

# RESPONSIBILITY STATEMENT

This Base Prospectus has been prepared for the purpose of giving information with regard to the Issuer and the Notes. The Issuer (whose registered office appears on page 128 of this document), having taken all reasonable care to ensure that such is the case, confirms that the information contained in this Base Prospectus is, to the best of its knowledge, in accordance with the facts and contains no omission likely to affect its import. The Issuer accepts responsibility accordingly.

No person has been authorised to give any information or to make any representation other than those contained in this Base Prospectus in connection with the issue or sale of the Notes and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer or any of the Dealers or the Arranger (as defined under "General Description of the Programme and of the Terms and Conditions of the Notes"). Neither the delivery of this Base Prospectus nor any sale made in connection herewith shall, under any circumstances, create any implication that there has been no change in the affairs of the Issuer, or the Issuer and its consolidated subsidiaries (together, the "Crédit Agricole S.A. Group") or the Issuer, the Caisses Régionales de Crédit Agricole (the "Caisses Régionales"), the Caisses Locales de Crédit Agricole (the "Caisses Locales") and their consolidated subsidiaries (the "Crédit Agricole Group") since the date hereof or the date upon which this Base Prospectus has been most recently amended or supplemented or that there has been no adverse change in the financial position of the Issuer, or the Crédit Agricole S.A. Group or the Credit Agricole Group since the date hereof or the date upon which this Base Prospectus has been most recently amended or supplemented or that any other information supplied in connection with the Programme is correct as of any time subsequent to the date on which it is supplied or, if different, the date indicated in the document containing the same.

The distribution of this Base Prospectus and the offering or sale of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Base Prospectus comes are required by the Issuer, the Dealers and the Arranger to inform themselves about and to observe any such restriction. For a description of certain restrictions on offers and sales of Notes and on distribution of this Base Prospectus, see "Subscription and Sale".

This Base Prospectus (including the Documents Incorporated by Reference (as defined below)) and together with supplements to this Base Prospectus from time to time (each a "Supplement" and together the "Supplements") comprises a base prospectus for the purposes of Article 5.4 of Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the "Prospectus Directive"). In relation to each separate issue of Notes, the final offer price and the amount of such Notes will be determined by the Issuer and the relevant Dealers in accordance with prevailing market conditions at the time of the issue of the Notes and will be set out in the relevant Final Terms.

To the extent that the offer of any Notes is made in any Member State of the European Economic Area (an "EEA Member State") that has implemented the Prospectus Directive before the date of publication of a valid prospectus in relation to such Notes which has been approved by the competent authority in that EEA Member State in accordance with the Prospectus Directive (or, where appropriate, published in accordance with the Prospectus Directive in another EEA Member State and notified to the competent authority in that Member State in accordance with the Prospectus Directive), the offer is only addressed to qualified investors in that EEA Member State within the meaning of the Prospectus Directive or has been or will be made otherwise in circumstances that do not require the Issuer to publish a prospectus pursuant to the Prospectus Directive.

THE NOTES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION IN THE UNITED STATES OR ANY OTHER U.S. REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OF THE NOTES OR THE ACCURACY OR ADEQUACY OF THIS BASE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE IN THE UNITED STATES.

THE NOTES HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT, OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES, AND THE NOTES MAY INCLUDE BEARER NOTES THAT ARE SUBJECT TO U.S. TAX LAW REQUIREMENTS. SUBJECT TO CERTAIN EXCEPTIONS, THE NOTES MAY NOT BE OFFERED OR SOLD OR, IN THE CASE OF BEARER NOTES, DELIVERED WITHIN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OF, U.S. PERSONS (AS DEFINED IN THE U.S. INTERNAL REVENUE CODE OF 1986, AS AMENDED, AND REGULATIONS THEREUNDER).

THE NOTES ARE BEING OFFERED AND SOLD OUTSIDE THE UNITED STATES TO NON-U.S. PERSONS IN RELIANCE ON REGULATION S AND WITHIN THE UNITED STATES IN REGISTERED FORM ONLY TO QIBs IN RELIANCE ON RULE 144A AND A LIMITED NUMBER OF INSTITUTIONAL ACCREDITED INVESTORS THAT EXECUTE AND DELIVER A LETTER CONTAINING CERTAIN REPRESENTATIONS AND AGREEMENTS. PROSPECTIVE PURCHASERS ARE HEREBY NOTIFIED THAT SELLERS OF THE NOTES MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A. FOR A DESCRIPTION OF THESE AND CERTAIN FURTHER RESTRICTIONS ON OFFERS, SALES AND TRANSFERS OF THE NOTES AND DISTRIBUTION OF THIS BASE PROSPECTUS, SEE "TRANSFER RESTRICTIONS" AND "SUBSCRIPTION AND SALE".

TO PERMIT COMPLIANCE WITH RULE 144A IN CONNECTION WITH SALES OF NOTES, FOR AS LONG AS ANY OF THE NOTES REMAIN OUTSTANDING AND ARE "RESTRICTED SECURITIES" WITHIN THE MEANING OF RULE 144(a)(3) UNDER THE SECURITIES ACT, THE ISSUER WILL FURNISH UPON THE REQUEST OF A HOLDER OF NOTES OR OF A BENEFICIAL OWNER OF AN INTEREST THEREIN, OR TO A PROSPECTIVE PURCHASER OF SUCH NOTES OR BENEFICIAL INTERESTS DESIGNATED BY A HOLDER OF NOTES OR A BENEFICIAL OWNER OF AN INTEREST THEREIN TO SUCH HOLDER, BENEFICIAL OWNER OR PROSPECTIVE PURCHASER, THE INFORMATION REQUIRED TO BE DELIVERED UNDER RULE 144A(d)(4) UNDER THE SECURITIES ACT AND WILL OTHERWISE COMPLY WITH THE REQUIREMENTS OF RULE 144A(d)(4) UNDER THE SECURITIES ACT, IF AT THE TIME OF SUCH REQUEST, THE ISSUER IS NOT A REPORTING COMPANY UNDER SECTION 13 OR SECTION 15(d) OF THE U.S. SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, (THE "EXCHANGE ACT"), OR EXEMPT FROM REPORTING PURSUANT TO RULE 12g3-2(b) UNDER THE EXCHANGE ACT.

TO NEW HAMPSHIRE RESIDENTS: NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ("RSA 421-B") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE OF NEW HAMPSHIRE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

This Base Prospectus is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of

the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). Any Notes will only be available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this Base Prospectus or any of its contents.

This Base Prospectus does not constitute an offer of, or an invitation by or on behalf of the Issuer or the Dealers to subscribe for, or purchase, any Notes.

The Dealers have not separately verified the information contained in this Base Prospectus. None of the Dealers makes any representation, express or implied, or accepts any responsibility, with respect to the accuracy or completeness of any of the information in this Base Prospectus. Neither this Base Prospectus nor any other financial statements are intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by any of the Issuer, the Arranger or the Dealers that any recipient of this Base Prospectus or any other financial statements should purchase the Notes. Each potential purchaser of Notes should determine for itself the relevance of the information contained in this Base Prospectus and its purchase of Notes should be based upon such investigation as it deems necessary. None of the Dealers or the Arranger undertakes to review the financial condition or affairs of the Issuer during the life of the arrangements contemplated by this Base Prospectus nor to advise any investor or potential investor in the Notes of any information coming to the attention of any of the Dealers or the Arranger.

Any investor purchasing the Notes under the Programme is solely responsible for ensuring that any offer or resale of the Notes it purchased under the Programme occurs in compliance with applicable laws and regulations.

In connection with the issue of any Tranche of Notes, the Dealer or Dealers (if any) named in the applicable Final Terms as the stabilising manager(s) (the "Stabilising Manager(s)") (or persons acting on behalf of any Stabilising Manager(s)) may over-allot Notes or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. However, there is no assurance that the Stabilising Manager(s) (or persons acting on behalf of a Stabilising Manager(s)) will undertake stabilisation action. Any stabilisation action may begin on or after the date on which adequate public disclosure of the terms of the offer of the relevant Tranche of Notes is made and, if begun, may be ended at any time, but it must end no later than the earlier of 30 days after the issue date of the relevant Tranche of Notes and 60 days after the date of the allotment of the relevant Tranche of Notes. In the case of any Tranche of Notes to be admitted to trading on an ISD Regulated Market, the aggregate principal amount of Notes allotted will not exceed 105 per cent. of the aggregate principal amount of the relevant Tranche.

In this Base Prospectus, unless otherwise specified or the context otherwise requires, references to "euro" are to the lawful currency of the member states of the European Union that have adopted the single currency in accordance with the Treaty establishing the European Community (signed in Rome on 25 March 1957), as amended from time to time and to "U.S.$" are to the currency of the United States of America.

## TABLE OF CONTENTS

## SUMMARY

*This summary must be read as an introduction to this Base Prospectus. Any decision, by any investor, to invest in any Notes should be based on a consideration of this Base Prospectus as a whole, including the documents incorporated by reference and the applicable Final Terms. Following the implementation of the relevant provisions of the Prospectus Directive in each EEA Member State, no civil liability will attach to the Issuer in any such Member State solely on the basis of this summary, including any translation thereof, unless it is misleading, inaccurate or inconsistent when read together with the other parts of this Base Prospectus. Where a claim relating to information contained in this Base Prospectus is brought before a court in an EEA Member State, the plaintiff may, under the national legislation of the EEA Member State where the claim is brought, be required to bear the costs of translating this Base Prospectus before the legal proceedings are initiated.*

Words and expressions defined in "Terms and Conditions of the Notes" below shall have the same meanings in this summary.

**Description of the Issuer**

The "Issuer" refers to Crédit Agricole S.A., including acting through its London branch, to the extent so specified in the relevant Final Terms.

The Crédit Agricole Group is France's largest banking group in terms of capital and one of the largest banks in the world in terms of capital and balance sheet assets (The Banker - July 2005). As the leading retail bank in France with 41 Regional Banks, which are co-operative banks and all strongly anchored in their respective geographic areas, the Crédit Agricole Group strengthened its positions in each of its business lines with the acquisition of Crédit Lyonnais in 2003.

The organization of the Crédit Agricole Group consists of a three-level structure, comprising 2,583 local credit co-operatives (*Caisses locales)* grouped into 41 Regional Banks (*Caisses régionales*), which hold, at 2005 year-end, 54.73% of the share capital of the Issuer through S.A.S. Rue La Boétie.

Crédit Agricole S.A., formerly named Caisse Nationale de Crédit Agricole is the central body and central bank of the Crédit Agricole Mutuel network. The shares of the Issuer have been listed since 14 December 2001 (now Compartment A of the Eurolist by Euronext) following an in-depth restructuring.

The Issuer is the parent company of the Crédit Agricole S.A. Group which includes, aside from its own activities, those of its affiliates and the retail banking activity of the Regional Banks through a

non-voting 25% equity-accounted interest that the Issuer holds in each of the Regional Banks except the Regional Bank of Corsica.

At the end of 2002, Crédit Agricole launched a tender offer for the shares of Crédit Lyonnais. The success of this offer strengthened the Crédit Agricole Group's position as the leading retail bank in France.

*Activities:*

The Crédit Agricole S.A. Group is organized around six business lines:

*French retail banking* - through the Regional Banks and LCL (two separate business lines)

- Regional banks provide a full range of banking and financial products and services, in particular, a full range of insurance and asset management products to personal customers, farmers, professionals, corporate customers and local authorities, with a strong regional presence.
- LCL (formerly known as Crédit Lyonnais) operates personal, small business and middle-market banking activities with a strong focus on urban areas and a segmented customer approach, offering a full range of banking products and services, along with asset management, insurance, and private banking services.

*Specialized financial services*

- Consumer credit (Sofinco, Lukas and Finaref).
- Lease financing (Crédit Agricole Leasing, EFL).
- Factoring (Eurofactor).

*Asset management, insurance, and private banking*

- Asset management (Segespar Group and BFT Gestion), securities and institutional financial services (CACEIS).
- Life insurance (Predica) and property and casualty insurance (Pacifica and Finaref).
- Private banking (BGPI, Crédit Agricole (Suisse) S.A., Crédit Agricole Luxembourg, CFM).

*Corporate and investment banking - Calyon*

- Investment banking and capital markets (capital markets, equity brokerage with Cheuvreux and CLSA, and futures brokerage with Calyon Financial, primary stock and bond transactions, securitisation, public security transactions and mergers and acquisitions).
- Financing activities (loan syndication, structured finance, and project finance).

*International Retail Banking*

The Issuer's international banking operations are based principally in Europe, and to a lesser extent in Africa/Middle-East and Latin America. In Europe, Crédit Agricole S.A. has forged partnerships with major banks in key southern European countries: in Italy with Banca Intesa, in Portugal with Banco Espírito Santo and in Greece with Emporiki Bank. More recently, the Issuer has purchased 71% of Meridian Bank in Serbia and, in 2006, 75% of Egyptian American Bank.

**Financial key information of the Crédit Agricole S.A. Group:**

During the 2005 fiscal year, the Crédit Agricole S.A. Group recorded net banking income of 13.7 billion euros and net income, Group share, of 3.9 billion euros. Total capital funds (shareholders' equity + preferred shares + subordinated debt) of the Crédit Agricole S.A. Group reached 55.0 billion euros as of 31 December 2005. In order to enable comparisons, 2004 data in the following tables and 2004 vs 2005 changes have been estimated in accordance with IAS/IFRS, including IAS 32, IAS 39 and IFRS 4. These estimates are not part of the regulatory financial data audited by the Issuer's auditors.

*Summary consolidated income statement*

| *(in millions of euros)* | 31/12/2004 Incl. IAS 32, IAS 39 and IFRS 4 | 31/12/2005 (IFRS) | % change 2005- vs.2004 |
|---|---|---|---|
| Net banking income | 12,107 | 13,693 | + 13.1% |
| Operating expenses (incl. depreciation) | (8,579) | (9,166) | + 6.8% |
| Gross operating income (before integration-related costs) | 3,528 | 4,527 | + 28.3% |
| Risk-related costs | (575) | (643) | + 11.8% |
| Income from equity affiliates | 1,169 | 1,490 | + 27.5% |

| | | | |
|---|---|---|---|
| Net income on disposal of other assets | (18) | 36 | NM |
| Integration-related costs | (552) | (219) | (60.3%) |
| Tax | (754) | (942) | +24.9% |
| Net income | 2,798 | 4,249 | +51.9% |
| Net income – Group share | 2,501 | 3,891 | +55.6% |
| Net income per share | €1,877 | €2,682 | +42.9% |
| Fully-diluted net income per share | €1,877 | €2,682 | +42.9% |

*Summary consolidated balance sheet (published figures)*

| Assets *(in millions of euros)* | 31/12/2004 Incl IAS 32, IAS 39 and IFRS 4 | 31/12/2005 | % of total assets | % change 2005 vs 2004 |
|---|---|---|---|---|
| Cash, central banks and French postal system | 23,585 | 6,721 | 0.6% | (71.5%) |
| Financial assets at fair value through profit or loss | 287,847 | 339,535 | 32.0% | + 18.0% |
| Hedging instruments | 498 | 4,947 | 0.5% | NM |
| Financial assets available for sale | 135,114 | 144,267 | 13.6% | + 6.8% |
| Due from banks | 210,261 | 258,928 | 24.4% | + 23.1% |
| Loans and advances to customers | 163,692 | 187,586 | 17.7% | + 14.6% |
| Revaluation difference of fair value hedged portfolio | 4,584 | 4,229 | 0.4% | (7.7%) |
| Financial assets held to maturity | 18,973 | 19,769 | 1.9% | +4.2% |
| Current tax assets | 41 | 116 | 0.01% | + 182.9% |
| Deferred tax assets | 5,381 | 6,503 | 0.6% | + 20.9% |
| Prepayment, accrued income, and sundry assets | 50,031 | 52,992 | 5.0% | + 5.9% |
| Non-current assets held for sale | | | NA | NA |
| Investments in associates | 13,798 | 15,491 | 1.5% | + 12.3% |
| Investment property | 3,335 | 3,278 | 0.3% | (1.7%) |
| Property, plant and equipment | 2,327 | 2,460 | 0.2% | + 5.7% |
| Intangible assets | 463 | 511 | 0.05% | + 10.4% |
| Goodwill | 13,373 | 14,110 | 1.3 | + 5.5% |
| Total assets | 933,303 | 1061,443 | 100% | + 13.7% |

| Liabilities and shareholders' equity *(in millions of euros)* | 31/12/2004 Incl IAS 32, IAS 39 and IFRS 4 | 31/12/2005 | % of total liabilities and shareholders' equity | % change 2005 vs 2004 |
|---|---|---|---|---|
| Due to central banks, and current accounts with French postal system | 504 | 484 | 0.05% | (4.0%) |
| Financial Liabilities at fair value through profit and loss | 203,278 | 243,432 | 22.9% | + 19.8% |
| Hedging instruments | 1,113 | 5,607 | 0.5% | + 403.8% |
| Due to banks | 89,438 | 114,494 | 10.8% | + 28.0 |
| Customer accounts | 297,960 | 318,365 | 30.0% | + 6.8% |
| Debt security in issue | 93,069 | 98,123 | 9.2% | + 5.4% |
| Revaluation difference of fair value hedged portfolio | 3,288 | 2,569 | 0.2% | (21.9%) |
| Current tax liabilities | 263 | 780 | 0.1% | + 196.6% |
| Deferred tax liabilities | 4,573 | 5,822 | 0.5% | + 27.3% |
| Accruals, deferred income and sundry liabilities | 45,151 | 48,838 | 4.6% | + 8.2% |
| Liabilities associated with non-current assets held for sale | | | NA | NA |
| Insurance companies technical reserves | 141,793 | 162,482 | 15.3% | + 14.6% |
| General reserves for risks and expenses | 4,208 | 4,291 | 0.4% | + 1.9% |
| Subordinated debt | 18,772 | 21,248 | 2.0% | + 13.2% |
| Shareholders equity | | | | |
| Shareholders equity, group share | 26,042 | 30,682 | 2.9% | + 17.8% |
| Share capital and reserves | 17,240 | 17,520 | 1.7% | + 1.6% |
| Retained earnings | 5,065 | 7,126 | 0.7% | +40.7% |
| Unrealised or deferred gains or losses | 1,236 | 2,145 | 0.2% | + 73.5% |
| Net income for the year | 2,501 | 3,891 | 0.4% | + 55.6% |
| Minority interests | 3,851 | 4,226 | 0.4% | + 9.7% |
| Total liabilities and shareholders' equity | 933,303 | 1,061,443 | 100% | + 13.7% |

*Contribution of each business line to the Issuer's net income before tax and integration-related costs*

| *(in millions of euros)* | 31/12/2004 | 31/12/2005 | % change 2005 vs 2004 |
|---|---|---|---|
| French retail banking | | | |
| - Regional Banks | 730 | 854 | +17.0% |
| French retail banking | | | |
| - Crédit Lyonnais | 750 | 863 | +15.1% |
| Specialised financial services | 645 | 699 | +8.4% |
| *Excluding goodwill depreciation* | *669* | *782* | *+16.9%* |
| Asset management, insurance and private banking | 1,389 | 1,910 | +37.5% |
| Corporate and investment banking | 1,155 | 1,774 | +53.6% |
| International retail banking | 379 | 469 | +23.7% |
| Proprietary asset management and other activities | (943) | (1,159) | +22.9% |
| Total net income (before tax and integration-related costs) | 4,104 | 5,410 | +31.8% |

*Other key figures for the Crédit Agricole S.A. Group for the 2005 Fiscal Year*

- ROE ("return on equity"): 15.8%
- Cost/income ratio: 66.9%
- Tier 1 solvency ratio: 8.2%
- Total solvency ratio: 8.5%
- Coverage of doubtful loans by specific loan-loss reserves: 67.7%

*Financial key information of the Crédit Agricole Group for the 2005 Fiscal Year*

The close relations that unite the Local Banks, the Regional Banks, and the Issuer led to the establishment of a system of mutual support among the entities of the Crédit Agricole Group, based on the granting by the Regional Banks of a joint and several general guarantee, backed by their equity, covering the obligations of the Issuer to third parties, and the regulatory duty of the Issuer to ensure that each and all of the Regional Banks maintain satisfactory liquidity and solvency.

The key figures for the Crédit Agricole Group for the 2005 fiscal year are as follows:

- Net banking income: 25.9 billion euros
- Net income–Group share: 6.0 billion euros
- Total capital funds (shareholders' equity + subordinated and assimilated debt): 74.3 billion euros
- Cost/income ratio: 63.1%
- Tier 1 solvency ratio: 7.9%
- Total solvency ratio: 10.1%

*Trends:*

In a moderately growing French economy (anticipated GDP growth of 1.9% in 2006), the business activity of the Issuer during the 2006-2008 period will be dominated by the implementation of the strategic development plan presented on 15 December 2005. It should lead to a compound annual growth rate of the net banking income of 10% and a contribution of non-French activities to the net banking income rising from 35% in 2005 to 50% in 2008. Simultaneously, with a good level of cost control, the Issuer's cost-income ratio should decrease by 150 basis points per annum over the same period.

**Corporate Governance:**

Board of Directors of the Issuer

| René Carron, Chairman | Jean-Roger Drouet |
|---|---|
| Jean-Marie Sander*, Deputy Chairman | Roger Gobin |
| Yves Couturier, Deputy Chairman | Bruno de Laage |
| Noël Dupuy, Deputy Chairman | Bernard Mary |
| Pierre Bru | Michel Michaut |
| Alain David | Jean-Pierre Pargade |
| Alain Diéval | |

*Representing S.A.S. Rue la Boétie

- Director appointed by joint decree of the Minister of Finance and the Ministry of Agriculture:
  Jean-Michel Lemétayer

- Directors representing the employees:
  Henri Corbel, Michel Guermeur, and Carole Giraud (representing the employees of the Regional Banks)

- Outside Directors:
  Philippe Camus, Xavier Fontanet, Daniel Lebègue, Corrado Passera

- Independent non-voting Director (*Censeur*):
  Henri Moulard

Executive Committee of the Crédit Agricole S.A. Group

| Georges Pauget, Chief Executive Officer, Chairman of the Committee | Jérôme Grivet, Calyon Company Secretary and Head of Strategy and , Finance |
|---|---|
| Édouard Esparbès, Deputy Chief Executive Officer, Chief Executive Officer of Calyon | Jean-Yves Hocher, Head of Insurance, Chief Executive Officer of Predica |
| Mohamed Agoumi, Deputy Chief Executive of LCL | Jacques Lenormand, Head of Group Development in France |
| Aline Bec, Group Chief Information Officer | Jean-Frédéric de Leusse, Head of Group Development, Head of International Retail Banking and of Private Banking |
| Jérôme Brunel, Head of Regional Banks business line, Head of Private Equity | Marc Litzler, Deputy Chief Executive Officer of Calyon |
| Thierry Coste, Head of Asset Management, Securities and Issuer Services, Chairman and Chief Executive Officer of CAAM | Gilles de Margerie, Group Chief Financial Officer and Head of Strategy |
| Marie-Christine Dumonal, Head of Group Human Resources | Bernard Michel, Head of Property |
| Christian Duvillet, Chief Executive Officer of LCL | Yves Perrier, Deputy Chief Executive Officer of Calyon |
| Ariberto Fassati, General Manager, Crédit Agricole S.A. in Italy | Alain Strub, Head of Group Risk Management and Permanent Control |

| Patrick Gallet, Group Head of Industrial Development Group | Patrick Valroff, Head of Specialized Financial Services, Chairman and Chief Executive Officer of Sofinco |
|---|---|
| Marc Ghinsberg, Head of Budget, Management Control, Subsidiaries and Affiliates and Head of Strategy and Development | |
| Company Secretary: Agnès de Clermont-Tonnerre | |

**Statutory auditors:**

| Statutory auditors | Alternates |
|---|---|
| Barbier Frinault et Autres - Ernst & Young | Alain Grosmann |
| PricewaterhouseCoopers Audit | Pierre Coll |

**Shareholding and related transactions:**

*Ownership structure as of 31 December 2005:*

| Shareholder | Number of shares | % of share capital | % of voting rights |
|---|---|---|---|
| SAS Rue la Boétie | 819,541,855 | 54.73% | 55.71% |
| Treasury shares held to cover stock options and buyback commitments | 26,312,207 | 1.76% | |
| Employee share ownership plan | 87,223,339 | 5.83% | 5.93% |
| Institutional Investors | 405,003,587 | 27.05% | 27.53% |
| Retail shareholders | 159,241,313 | 10.63% | 10.83% |
| Total | 1,497,322,301 | 100.00% | 100% |

*Related transactions:*

As the central body of the Crédit Agricole Mutuel network (which is made up from, according to the law, the Local Banks, the Regional Banks, and their direct subsidiaries) and holding company for the group main subsidiaries, the Issuer exercises administrative, technical and financial control over the organization and management of the Crédit Agricole Group, and in particular over each of the Regional Banks, in which it holds a 25% interest. In this capacity, the Issuer has set aside €609.8 million (of which 25% contributed by the Regional Banks) through a fund for liquidity and solvency banking risks established in 2001, and now part of the retained earnings, to cover the risks associated with this function, with respect to the liquidity and solvency of the Regional Banks. To date, this fund has never been used.

**Risk Factors relating to the Issuer:**

There are certain factors that may affect the Issuer's ability to fulfil its obligations under Notes issued under the Programme. These risk factors are related to the Issuer, its operations, industry

and its structure as described in detail under "Risk Factors". These risk factors include, without limitation:

(a) Exposure to unidentified or unanticipated risks despite the implementation of risk management procedures and methods; vulnerability related to specific political, macroeconomic and financial circumstances; decrease of the Issuer's net banking income due to adverse market conditions.

(b) Exposure to the creditworthiness of the Issuer's customers and counterparties; recurrent risks related to the banking business such as increasing competition and extensive regulatory supervision.

(c) The absence for the Issuer of voting control over the decisions by the Regional Banks due to the specific structure of the Crédit Agricole Group; and the controlling interest held by the Regional Banks in the Issuer's share capital.

**Risk Factors relating to the Notes:**

In addition, there are certain factors which are material for the purpose of assessing the risks associated with Notes issued under the Programme, including the following (each of which is described in more detail under "Risk Factors" below):

(a) Volatility of the trading market for debt securities and absence of an active trading market.

(b) Decrease of the yield of a particular issue of Notes in case of early redemption of the Notes at the Issuer's option or reduction of such yield due to transaction costs or tax impacts; limited circumstances under which Noteholders may allege an event of default.

(c) Uncertainty of the rate of return on Floating Rate Notes; higher price fluctuations on Zero coupon Notes.

(d) Investors' exposure to foreign exchange risks as well as to risks related to the Issuer.

(e) Increased risk for holders of Subordinated Notes and foreign currency Notes that the Notes will not perform as anticipated.

| | |
|---|---|
| **Further Information:** | *Capital Stock:*<br>As of 30 April 2006, the share capital of the Issuer was 4,491,966,903 euros, divided into 1,497,322,301 shares with a par value of 3 euros each.<br>*By-laws:*<br>The Issuer's by-laws (*statuts*) as last amended on 26 August 2005 contain a set of rules relating to the corporate organization of the Issuer, such as corporate purpose (Article 3), financial year (Article 28), attendance and voting rights at shareholders' meetings (Articles 21, 23, and 25), transfer of the Issuer's shares, threshold disclosure requirements and identification of holders of registered shares or shares in bearer form (Article 8).<br>*Documents on display:*<br>Copies of the audited consolidated and non-consolidated accounts of the Issuer for the years ended 31 December 2005 and 31 December 2004, the audited consolidated accounts of the Crédit Agricole Group for the years ended 31 December 2005 and 31 December 2004, the by-laws (*statuts*) of the Issuer, the Final Terms and this Base Prospectus (including the Documents Incorporated by Reference and any supplement hereto) may be obtained, and copies of the Agency Agreement and the Deed of Covenant will be available for inspection, at the specified offices of each of the Paying Agents during normal business hours, so long as any of the Notes is outstanding. |
| **EMTN Programme:** | |
| **Description** | Euro Medium Term Note Programme ("**EMTN**") |
| **Programme Size** | Up to €40,000,000,000 (or the equivalent in other currencies at the date of issue) aggregate nominal amount of Notes outstanding at any one time, including Notes issued through the Issuer's London Branch. |
| **Final Terms** | The applicable terms and conditions of each issue of Notes will be set out in the relevant Final Terms. |
| **Currencies** | Subject to compliance with all relevant laws, regulations and directives, Notes may be issued in any currency as agreed between the Issuer, the Fiscal Agent and the relevant Dealers. |

**Denominations**

Notes will be in such denominations as may be specified in the relevant Final Terms save that:

(i) in the case of any Notes which are to be listed on an ISD Regulated Market or offered to the public within the territory of any EEA Member State, in each case in circumstances which require the publication of a prospectus under the Prospectus Directive, such Notes will have a minimum denomination of €1,000 (or its equivalent in other currencies as at the date of issue of those Notes); and

(ii) the minimum denomination of each Note will be such as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the relevant Specified Currency.

The denomination of Rule 144A Notes is subject to specific conditions as set forth in the Base Prospectus.

**Form of Notes**

Notes may be issued in bearer form, in bearer form exchangeable for Registered Notes or in registered form only.

**Interest**

The relevant Final Terms will specify whether the Notes bear interest and the method of, and the periods for, the calculation of any such interest, and the specified date(s) for payment in each year.

Notes may be Fixed Interest Notes, Floating Rate Notes, Index Linked Interest Notes, Zero Coupon Notes, high interest Notes, low interest Notes, step-up Notes, step-down Notes, dual currency Notes, reverse dual currency Notes, optional dual currency Notes or partly-paid Notes. The terms of these and any other type of Notes that the Issuer and any Dealer or Dealers may agree to issue under the Programme will be set out in the relevant Final Terms.

**Redemption**

The applicable Final Terms will indicate whether Notes may be redeemed at their nominal amount or at a variable amount. Notes may be redeemable in whole at maturity or in instalments on specified dates and in specified amounts, as specified in the applicable Final Terms.

**Optional redemption**

Notes may be redeemable prior to their stated maturity at the option of the Issuer (either in whole or in part) and/or the holders, if so specified in the relevant Final Terms.

| | |
|---|---|
| **Status of Notes** | The obligations of the Issuer under the Unsubordinated Notes will constitute unsubordinated and unsecured obligations of the Issuer and the obligations of the Issuer under Subordinated Notes will constitute subordinated and unsecured obligations of the Issuer, as more fully described in "Terms and Conditions of the Notes - Status". Subordinated Notes may be dated or undated. |
| **Negative Pledge** | The Issuer undertakes not to grant any security in respect of any other bond or similar indebtedness without granting similar security to any outstanding Unsubordinated Notes. This undertaking does not apply to Subordinated Notes. See "Terms and Conditions of the Notes – Negative Pledge". |
| **Early redemption** | Except as provided in "Optional Redemption" above, Notes will be redeemable at the option of the Issuer prior to maturity only for tax reasons. See "Terms and Conditions of the Notes — Redemption, Purchase and Options". |
| **Withholding tax** | For Notes other than those issued through the Issuer's London branch, Notes will be exempt from the withholding tax on interest set out under Article 125 A III of the French General Tax Code, by virtue of Article 131 *quater* of the French General Tax Code to the extent that such Notes constitute *obligations* and are issued (or deemed to be issued) outside France (See "Terms and Conditions of the Notes - Taxation"). The tax regime applicable to Notes which do not constitute *obligations* will be set out in the relevant Final Terms.<br><br>For Notes issued through the Issuer's London branch, all payments under such Notes will be made free and clear of any taxes imposed by or on behalf of the United Kingdom or the Republic of France, save as required by law or regulation.<br><br>In the event that any such withholdings are required by law, such additional amounts will be paid as will result in the holder of the Notes receiving such amount which would have been received in the absence of such withholding or deduction, subject to any exceptions and limitations set out in the Terms and Conditions of the Notes. |
| **Governing law** | English, apart from the subordination provisions in Condition 3(b) which are governed by, and if applicable, shall be construed in accordance with, |

French law.

**Ratings**

Tranches of Notes issued under the Programme may be rated or unrated. Where an issue of Notes is rated, its rating will not necessarily be the same as the rating applicable to the Programme. Where a Tranche of Notes is rated, such rating will be specified in the relevant Final Terms. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency. For Programme ratings, see "General Description of the Programme - Ratings" below.

**Listing and Admission to Trading**

The regulated market of the Luxembourg Stock Exchange or as otherwise specified in the relevant Final Terms. As specified in the relevant Final Terms, a Series of Notes may be unlisted.

**Selling Restrictions**

There are restrictions on the sale of the Notes and the distribution of the Base Prospectus in various jurisdictions, including the European Economic Area and certain of its Member States (in particular the United Kingdom, France, Italy and The Netherlands), Japan and the United States. See "Subscription and Sale". In connection with the offering and sale of a particular Tranche, additional selling restrictions may be imposed which will be set out in the relevant Final Terms.

The Notes have not been and will not be registered under the Securities Act, or with any securities regulatory authority of any state or other jurisdiction of the United States and, subject to certain exceptions, may not be offered or sold within the United States or to or for the account or benefit of U.S. persons (as defined in Regulation S). See "Transfer Restrictions".

The Notes will be issued in compliance with U.S. Treas. Reg. §1.163.5(c)(2)(i)(D) (the "**D Rules**") unless (i) the relevant Final Terms state that Notes are issued in compliance with U.S. Treas. Reg. §1.163.5(c)(2)(i)(C) (the "**C Rules**") or (ii) the Notes are issued other than in compliance with the D Rules or the C Rules but in circumstances in which the Notes will not constitute "registration required obligations" under the U.S. Tax Equity and Fiscal Responsibility Act of 1982 ("**TEFRA**"), which circumstances will be referred to in the relevant applicable Final Terms as a transaction to which TEFRA is not applicable.

**Transfer Restrictions**

There are restrictions on the transfer of Notes. See "Clearing and Settlement", "Transfer Restrictions" and "Subscription and Sale".

# RISK FACTORS

*Prospective purchasers of the Notes offered hereby should consider carefully, in light of their financial circumstances and investment objectives, all of the information in this Base Prospectus and, in particular, the risk factors set forth below (which the Issuer, in its reasonable opinion, believes represents or may represent the risk factors known to it which may affect the Issuer's ability to fulfil its obligations under the Notes) in making an investment decision.*

## Risks relating to the Issuer and its Operations

*The Issuer's management policies, procedures and methods may leave it exposed to unidentified or unanticipated risks, which could lead to material losses.*

The Issuer has devoted significant resources to developing its risk management policies, procedures and assessment methods and intends to continue to do so in the future. Nonetheless, the Issuer's risk management techniques and strategies may not be fully effective in mitigating its risk exposure in all economic market environments or against all types of risk, including risks that the Issuer fails to identify or anticipate.

Some of the Issuer's qualitative tools and metrics for managing risk are based upon its use of observed historical market behaviour. The Issuer applies statistical and other tools to these observations to assess its risk exposures. These tools and metrics may fail to predict future risk exposures. These risk exposures could, for example, arise from factors the Issuer did not anticipate or correctly evaluate in its statistical models. This would limit the Issuer's ability to manage its risks and affect its results.

*The Issuer is exposed to credit risk of other parties*

As a credit institution, the Issuer is exposed to the creditworthiness of its customers and counterparties. A credit risk occurs when a counterparty is unable to honour its obligations and when the book value of these obligations in the bank's records is positive. The counterparty may be a bank, an industrial or commercial enterprise, a government and its various entities, an investment fund, or a natural person. The level of provisions established by the Issuer may turn out to be inadequate to cover losses, and the Issuer may have to make significant additional provisions for possible bad and doubtful debts in future periods.

*Adverse market or economic conditions may cause a decrease in the Issuer's net banking income.*

The Issuer's businesses are materially affected by conditions in the financial markets and economic conditions generally in France, Europe and elsewhere around the world were the Issuer operates. Adverse changes in market or economic conditions could create a challenging operating environment for financial institutions in the future. In particular, a further increase in oil prices, fluctuations in interest rates, security prices, exchange rates, the specific yield premium on a bond issue, commodity and precious metals prices, inter-market correlations and unforeseen geopolitical events could lead to deterioration in the market environment and reduce the Issuer's net banking income.

*Due to the scope of its activities, the Issuer may be vulnerable to specific political, macroeconomic and financial environments or circumstances*

The Issuer is subject to country risk, meaning the risk that economic, financial, political or social conditions in a foreign country will affect the Issuer's financial interests. At the end of 2004, general country risk provisions totaled €704 million. A significant change in political or macroeconomic environments may require the Issuer to record additional provisions or to incur losses in amounts that exceed the current provisions.

*The Issuer faces increased competition due to consolidation and new entrants*

The Issuer faces intense competition in all financial services markets and for the products and services it offers. Consolidation, both in the form of mergers and acquisitions and by way of alliances and cooperation, is increasing competition. The European financial services markets are relatively mature, and the demand for financial services products is, to some extent, related to overall economic development. Competition in this environment is based on many factors, including the products and services offered, pricing, distribution systems, customer service, brand recognition, perceived financial strength and the willingness to use capital to serve client needs. Consolidation has created a number of firms that, like the Issuer, have the ability to offer a wide range of products, from insurance, loans and deposit taking to brokerage, investment banking and asset management services.

*An interruption in or breach of the Issuer's information systems may result in lost business and other losses*

As with most other banks, the Issuer relies heavily on communications and information systems to conduct its business. Any failure or interruption or breach in security of these systems could result in failures or interruptions in the Issuer's customer relationship management, general ledger, deposit, servicing and/or loan organization systems. If, for example, the Issuer's information systems failed, even for a short period of time, it would be unable to timely serve some customers' needs and could thus lose their business. Likewise, a temporary shut-down of the Issuer's information systems, even though it has back-up recovery systems and contingency plans, could result in considerable costs that are required for information retrieval and verification. The Issuer cannot provide assurances that such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed. The occurrence of any failures or interruptions could have a material adverse effect on the Issuer's financial condition and results of operations.

*The Issuer is subject to extensive supervisory and regulatory regimes which may change*

A variety of regulatory and supervisory regimes apply to the Issuer in each of the countries in which the Issuer operates. The Issuer's ability to expand its business or to pursue certain activities may be limited by regulatory constraints. In addition, non-compliance with such regimes could lead to various sanctions ranging from fines to withdrawal of authorisation to operate. The Issuer's activities and earnings can also be affected by the policies or actions from various regulatory authorities in France or in other countries where the Issuer operates. The nature and impact of such changes are not predictable and are beyond the Issuer's control.

**Risks relating to the Issuer's Structure**

*Although the Issuer depends upon the Regional Banks for a significant portion of its net income and has significant powers over the Regional Banks in its capacity as central body, it does not have voting control over the decisions of the Regional Banks*

The Regional Banks, in which the Issuer holds a 25% equity interest, generate a significant portion of the net income of the group's French retail banking business segment. The Regional Banks are a significant distribution network for the products and services offered by other business segments, primarily insurance and specialized financing. Although the Issuer participates in meetings of the shareholders of the Regional Banks, it does not have control over decisions that require the consent of shareholders of the Regional Banks.

*If the Guarantee Fund proves inadequate to restore the liquidity and solvency of any Regional Bank that may encounter future financial difficulty, the Issuer may be required to contribute additional funds under its guarantee*

As the central body of the network comprising the Regional Banks, the Local Banks (*Caisses Locales*) and their respective subsidiaries having the status of credit institutions, the Issuer represents its affiliated credit institutions before regulatory authorities and guarantees the liquidity and solvency of each of the Regional Banks. As a result of this guarantee, the Issuer is empowered under applicable laws and regulations to exercise administrative, technical and financial control over the organisation and management of these institutions.

To assist the Issuer in assuming its central body liabilities and to ensure mutual support within the Issuer Group, a fund has been established for liquidity and solvency banking risks (the "Guarantee Fund"). The Guarantee Fund has been funded as to 75% by the Issuer and as to 25% by the Regional Banks and amounts to 609.8 million euros as of December 31, 2005. Although the Issuer is not aware of circumstances likely to require recourse to the Guarantee Fund and anticipates that the investment revenue from the Guarantee Fund should be sufficient to enable the Issuer to meet any calls on its statutory guarantee, there can be no assurance that it will never be necessary to call upon the capital of the Guarantee Fund or that, in the event of its full depletion, the Issuer will not be required to make up the shortfall.

*The Regional Banks hold a majority interest in the Issuer and may have interests that are different from those of the Issuer*

By virtue of their controlling interest in the Issuer through SAS Rue de la Boétie, the Regional Banks have the power to control the outcome of all votes at ordinary meetings of the Issuer's shareholders, including votes on decisions such as the appointment or approval of members of its board of directors and the distribution of dividends. The Regional Banks may have interests that are different from those of the Issuer and the other holders of the Issuer's securities.

**Risk Factors relating to the Notes**

The following does not describe all the risks of an investment in the Notes. Prospective investors should consult their own financial and legal advisers about risks associated with investment in a particular series of Notes and the suitability of investing in the Notes in light of their particular circumstances.

*The trading market for debt securities may be volatile and may be adversely impacted by many events.*

The market for debt securities issued by banks is influenced by economic and market conditions and, to varying degrees, market conditions, interest rates, currency exchange rates and inflation rates in other European and other industrialised countries. There can be no assurance that events in France, Europe or elsewhere will not cause market volatility or that such volatility will not adversely affect the price of Notes or that economic and market conditions will not have any other adverse effect.

*An active trading market for the Notes may not develop.*

There can be no assurance that an active trading market for the Notes will develop, or, if one does develop, that it will be maintained. If an active trading market for the Notes does not develop or is not maintained, the market or trading price and liquidity of the Notes may be adversely affected. The Bank or its affiliates are entitled to buy and sell the Notes for their own account or for the account of others, and to issue further Notes. Such transactions may favourably or adversely affect the price development of the Notes. If additional and competing products are introduced in the markets, this may adversely affect the value of the Notes.

*Any early redemption at the option of the Issuer, if provided for in any Final Terms for a particular issue of Notes, could cause the yield anticipated by Noteholders to be considerably less than anticipated.*

The Final Terms for a particular issue of Notes may provide for early redemption at the option of the Issuer. Such right of termination is often provided for bonds or notes in periods of high interest rates. If the market interest rates decrease, the risk to Noteholders that the Issuer will exercise its right of termination increases. As a consequence, the yields received upon redemption may be lower than expected, and the redeemed face amount of the Notes may be lower than the purchase price for the Notes paid by the Noteholder. As a consequence, part of the capital invested by the Noteholder may be lost, so that the Noteholder in such case would not receive the total amount of the capital invested. In addition, investors that choose to reinvest monies they receive through an early redemption may be able to do so only in securities with a lower yield than the redeemed Notes.

*Limited events of default*

The holder of any Note may only give notice that such Note is immediately due and repayable in a limited number events. Such events of default do not include, for example, any other present or future indebtedness for money borrowed or otherwise raised by the Issuer becoming due and payable prior to its stated maturity by reason of default by the Issuer.

*A Noteholder's actual yield on the Notes may be reduced from the stated yield by transaction costs.*

When Notes are purchased or sold, several types of incidental costs (including transaction fees and commissions) are incurred in addition to the current price of the security. These incidental costs may significantly reduce or even exclude the profit potential of the Notes. For instance, credit institutions as a rule charge their clients for own commissions which are either fixed minimum commissions or pro-rata commissions depending on the order value. To the extent that additional – domestic or foreign – parties are involved in the execution of an order, including but not limited to domestic dealers or brokers in foreign markets, Noteholders must take into account that they may also be charged for the brokerage fees, commissions and other fees and expenses of such parties (third party costs).

In addition to such costs directly related to the purchase of securities (direct costs), Noteholders must also take into account any follow-up costs (such as custody fees). Investors should inform themselves about any additional costs incurred in connection with the purchase, custody or sale of the Notes before investing in the Notes.

*A Noteholder's effective yield on the Notes may be diminished by the tax impact on that Noteholder of its investment in the Notes.*

Payments of interest on the Notes, or profits realised by the Noteholder upon the sale or repayment of the Notes, may be subject to taxation in its home jurisdiction or in other jurisdictions in which it is required to pay taxes. The tax impact on Noteholders generally in France, in the United Kingdom, in Luxembourg and as a result of the entry into force of the EU Directive 2003/48/EC on the taxation of savings income is described under the "Taxation" paragraph of the "Terms and Conditions of the Notes" section and the "Taxation" section below; however, the tax impact on an individual Noteholder may differ from the situation described for Noteholders generally. The Issuer advises all investors to contact their own tax advisors for advice on the tax impact of an investment in the Notes.

*Investors will not be able to calculate in advance their rate of return on Floating Rate Notes.*

A key difference between Floating Rate Notes and Fixed Rate Notes is that interest income on Floating Rate Notes cannot be anticipated. Due to varying interest income, investors are not able to

determine a definite yield of Floating Rate Notes at the time they purchase them, so that their return on investment cannot be compared with that of investments having longer fixed interest periods. If the terms and conditions of the notes provide for frequent interest payment dates, investors are exposed to the reinvestment risk if market interest rates decline. That is, investors may reinvest the interest income paid to them only at the relevant lower interest rates then prevailing.

*Zero coupon bonds are subject to higher price fluctuations than non-discounted bonds.*

Changes in market interest rates have a substantially stronger impact on the prices of zero coupon bonds than on the prices of ordinary bonds because the discounted issue prices are substantially below par. If market interest rates increase, zero coupon bonds can suffer higher price losses than other bonds having the same maturity and credit rating. Due to their leverage effect, zero coupon bonds are a type of investment associated with a particularly high price risk.

*Foreign currency bonds expose investors to foreign-exchange risk as well as to issuer risk.*

As purchasers of foreign currency bonds, investors are exposed to the risk of changing foreign exchange rates. This risk is in addition to any performance risk that relates to the issuer or the type of Note being issued.

*Holders of Subordinated Notes face a significantly increased risk that the Notes will not perform as anticipated.*

In the event of any insolvency or liquidation of the Issuer, holders of Subordinated Notes would receive payments on any outstanding Subordinated Notes only after senior Noteholders and other senior creditors have been repaid in full, if and to the extent that there is still cash available for those payments. Thus, holders of Subordinated Notes generally face a higher performance risk than holders of senior Notes.

*Investments in Index Linked Notes entail significant risks and may not be appropriate for investors lacking financial expertise.*

An investment in Index Linked Notes entails significant risks that are not associated with similar investments in a conventional fixed or floating rate debt security. The Issuer believes that Index Linked Notes should only be purchased by investors who are, or who are purchasing under the guidance of, financial institutions or other professional investors that are in a position to understand the special risks that an investment in these instruments involves. These risks include, among other things, the possibility that:

- such index or indices may be subject to significant changes, whether due to the composition of the index itself, or because of fluctuations in value of the indexed assets;
- the resulting interest rate will be less (or may be more) than that payable on a conventional debt security issued by the Issuer through the Issuer at the same time;
- the repayment of principal can occur at times other than that expected by the investor;
- the holder of an Index Linked Note could lose all or a substantial portion of the principal of such Note (whether payable at maturity or upon redemption or repayment), and, if the principal is lost, interest may cease to be payable on the Index Linked Note;
- the risks of investing in an Index Linked Note encompasses both risks relating to the underlying indexed securities or commodities and risks that are unique to the Note itself;
- any Index Linked Note that is indexed to more than one type of underlying asset, or on formulas that encompass the risks associated with more than one type of asset, may carry levels of risk that are greater than Notes that are indexed to one type of asset only;

- it may not be possible for investors to hedge their exposure to these various risks relating to Index Linked Notes; and
- a significant market disruption could mean that the index on which the Index Linked Notes are based ceases to exist.

In addition, the value of Index Linked Notes on the secondary market is subject to greater levels of risk than is the value of other Notes. The secondary market, if any, for Index Linked Notes will be affected by a number of factors, independent of the creditworthiness of the Issuer and the value of the applicable currency, commodity, stock, interest rate or other index, including the volatility of the applicable currency, commodity, stock, interest rate or other index, the time remaining to the maturity of such Notes, the amount outstanding of such Notes and market interest rates. The value of the applicable currency, commodity, stock or interest rate index depends on a number of interrelated factors, including economic, financial and political events, over which the Issuer has no control. Additionally, if the formula used to determine the amount of principal, premium and/or interest payable with respect to Index Linked Notes contains a multiplier or leverage factor, the effect of any change in the applicable currency, commodity, stock, interest rate or other index will be increased. The historical experience of the relevant currencies, commodities, stocks or interest rate indices should not be taken as an indication of future performance of such currencies, commodities, stock, interest rate or other indices during the term of any Index Linked Note. Additionally, there may be regulatory and other ramifications associated with the ownership by certain investors of certain Index Linked Notes.

The credit ratings assigned to the Issuer's medium-term note program are a reflection of the credit status of the Issuer, and in no way are a reflection of the potential impact of any of the factors discussed above, or any other factors, on the market value of any Index Linked Note. Accordingly, prospective investors should consult their own financial and legal advisors as to the risks entailed by an investment in Index Linked Notes and the suitability of such Notes in light of their particular circumstances.

Various transactions by the Issuer could impact the performance of any Index Linked Notes, which could lead to conflicts of interest between the Issuer and holders of its Index Linked Notes.

The Issuer is active in the international securities, currency and commodity markets on a daily basis. It may thus, for its own account or for the account of customers, engage in transactions directly or indirectly involving assets that are "reference assets" under Index Linked Notes and may make decisions regarding these transaction in the same manner as it would if the Index Linked Notes had not been issued. The Issuer and its affiliates may on the issue date of the Index Linked Notes or at any time thereafter be in possession of information in relation to any reference assets that may be material to holders of any Index Linked Notes and that may not be publicly available or known to the Noteholders. There is no obligation on the part of the Issuer to disclose any such business or information to the Noteholders.

*Interests of the Dealers*

Certain of the Dealers and their affiliates have engaged, and may in the future engage, in investment banking and/or commercial banking transactions with, and may perform services for, the Issuer and its affiliates in the ordinary course of business.

## GENERAL DESCRIPTION OF THE PROGRAMME AND OF THE TERMS AND CONDITIONS OF THE NOTES

*The following overview is qualified in its entirety by the remainder of this Base Prospectus and, in relation to the terms and conditions of any particular Tranche of Notes, the applicable Final Terms.*

Under the Programme, the Issuer, including acting through its London Branch, may from time to time issue Notes denominated in any currency (including euro) subject as set out in this Base Prospectus. The applicable terms of any Notes will be agreed between the Issuer and the relevant Dealer(s) prior to the issue of the Notes and will be set out in the Terms and Conditions of the Notes endorsed on the Notes, as modified and supplemented by the applicable Final Terms, as more fully described under "Form of the Notes" below.

This Base Prospectus and any supplement will only be valid for listing Notes on the regulated market of the Luxembourg Stock Exchange in an aggregate nominal amount which, when added to the aggregate nominal amount then outstanding of all Notes previously or simultaneously issued under the Programme, does not exceed Euro 40,000,000,000 or its equivalent in other currencies. For the purpose of calculating the euro equivalent of the aggregate nominal amount of Notes issued under the Programme from time to time:

(a) the premium of Notes issued at a premium shall be added to their principal amount;

(b) the principal amount of Notes issued at a discount as at any time shall equal their principal amount or, if defined and provided for in the conditions of such Notes, their Amortised Face Amount as at such time;

(c) the principal amount of partly-paid Notes as at any time shall equal the amount of subscription monies paid up as at such time; and

the euro equivalent of Notes denominated in another currency (which, in the case of dual currency Notes, shall be the currency in which the subscription monies are received by the Issuer) shall be determined, at the discretion of the Issuer, either as of the date on which agreement is reached for the issue of such Notes or on the preceding day on which commercial banks and foreign exchange markets are open for business in London, in each case, on the basis of the spot rate for the sale of the euro against the purchase of such currency in the London foreign exchange market quoted by any leading bank selected by the Issuer on the relevant day of calculation.

| | |
|---|---|
| **Issuer:** | Crédit Agricole S.A., including acting through its London Branch, as specified in the relevant Final Terms. |
| **Description:** | Euro Medium Term Note Programme |
| **Size:** | Up to Euro 40,000,000,000 (or the equivalent in other currencies at the date of issue) aggregate nominal amount of Notes outstanding at any one time including Notes issued through the Issuer's London Branch. |
| **Arranger:** | Merrill Lynch Capital Markets (France) SAS |
| **Dealers:** | ABN Amro<br>Barclays Bank PLC<br>CALYON<br>Citigroup Global Markets Limited<br>Credit Suisse Securities (Europe) Limited<br>Deutsche Bank AG, London Branch<br>Dresdner Bank Aktiengesellschaft<br>Goldman Sachs International<br>J.P. Morgan Securities Ltd. |

| | |
|---|---|
| | Lehman Brothers International (Europe)<br>Merrill Lynch International<br>Morgan Stanley & Co. International Limited<br>Nomura International plc<br>The Royal Bank of Scotland plc<br>UBS Limited |
| | The Issuer may from time to time terminate the appointment of any Dealer under the Programme or appoint additional Dealers either in respect of one or more Tranches or in respect of the whole Programme. References in this Base Prospectus to "**Permanent Dealers**" are to the persons listed above as Dealers and to such additional persons that are appointed as dealers in respect of the whole Programme (and whose appointment has not been terminated) and to "**Dealers**" are to all Permanent Dealers and all persons appointed as a Dealer in respect of one or more Tranches. |
| | Issues of Notes denominated in euro will be carried out in accordance with applicable French law and regulations. |
| **Fiscal Agent, Principal Paying Agent and Calculation Agent:** | Crédit Agricole S.A. |
| **Registrar, Exchange Agent, Transfer Agent, Issuing Agent and DTC Paying Agent:** | Citibank, N.A. London office |
| **Paying Agent and Transfer Agent:** | CACEIS Bank Luxembourg S.A. |
| **Method of Issue:** | The Notes will be issued outside the Republic of France on a syndicated or non-syndicated basis. The Notes will be issued in series (each a "**Series**") having one or more issue dates and on terms otherwise identical (or identical other than in respect of the first payment of interest, the issue date and issue price), the Notes of each Series being intended to be interchangeable with all other Notes of that Series. Each Series may be issued in tranches (each a "**Tranche**") on the same or different issue dates. The specific terms of each Tranche (which will be supplemented, where necessary, with supplemental terms and conditions and, save in respect of the issue date, issue price, first payment of interest and nominal amount of the Tranche, will be identical to the terms of other Tranches of the same Series) will be set out in a Final Terms to this Base Prospectus (a "**Final Terms**"). |
| **Issue Price:** | Notes may be issued at their nominal amount or at a discount or premium to their nominal amount. Partly-paid Notes may be issued, the issue price of which will be payable in two or more instalments. |
| | U.S persons who purchase Registered Notes that are issued at a discount to par should refer in particular to the rules related to Original Issue Discount (see "Taxation" below) as amended from time to time. |
| **Form of Notes:** | The Notes will be issued in bearer form ("**Bearer Notes**"), in bearer form exchangeable for Registered Notes ("**Exchangeable Bearer Notes**") or in |

registered form ("**Registered Notes**").

Bearer Notes:

Each Tranche of Bearer Notes and Exchangeable Bearer Notes will be represented on issue by a temporary Global Note if (i) definitive Notes generally will be made available to Noteholders following the expiry of 40 days after their Issue Date and (ii) such Notes have an initial maturity of more than one year and are being issued in compliance with the D Rules (as defined in "Selling Restrictions"). Otherwise such Tranche will be represented by a permanent Global Note. Interests in a temporary Global Note will be exchangeable, in whole or in part, for interests in a permanent Global Note or for Bearer Notes in definitive form ("**Definitive Bearer Notes**") (to which interest coupons will be attached, in the case of interest-bearing Notes) on or after the date 40 days after the later of the commencement of the offering and the relevant Issue Date (the "**Exchange Date**"), upon certification as to non-U.S. beneficial ownership.

Registered Notes:

Unrestricted Notes: Notes of each Tranche of each Series to be issued in registered form ("**Registered Notes**" comprising a "**Registered Series**") which are sold in "offshore transactions" within the meaning of Regulation S ("**Regulation S Notes**"), will initially be represented by interests in one or more Unrestricted Global Certificates, without interest coupons, which will be deposited with, and registered in the name of a nominee for, a common depositary for Euroclear and Clearstream, Luxembourg on its Issue Date. Until the expiration of 40 days after the later of the commencement of the offering of a Tranche of a Registered Series and the Issue Date thereof, beneficial interests in an Unrestricted Global Certificate may be held only through Euroclear or Clearstream, Luxembourg or such other clearing system as agreed between the Issuer and the relevant Dealer.

Restricted Notes:

*Registered Notes sold to QIBs:* Notes of any Tranche of a Registered Series which are sold to QIBs pursuant to Rule 144A ("**Rule 144A Notes**"), as referred to in and subject to the transfer restrictions described in "Subscription and Sale" and "Transfer Restrictions", will initially be represented by one or more Restricted Global Certificates, without interest coupons, which will be deposited with a custodian for, and registered in the name of a nominee of, DTC on its Issue Date.

*Registered Notes sold to Institutional Accredited Investors:* Notes of each Tranche of each Registered Series which are sold to Institutional Accredited Investors ("**Section 4(2) Notes**" and, together with the Rule 144A Notes, "**Restricted Notes**"), as referred to in and subject to the transfer restrictions described in "Subscription and Sale" and "Transfer Restrictions", will be issued only as Definitive Registered Notes (together with the Definitive Bearer Notes, "**Definitive Notes**").

**Clearing Systems:** Clearstream, Luxembourg, Euroclear, DTC and, in relation to any Tranche, such other clearing system as may be agreed between the Issuer, the Fiscal Agent and the relevant Dealer.

**Initial Delivery of Notes:** On or before the Issue Date for each Tranche, if the Global Note is a New Global Note, the Global Note will be delivered to a Common Safekeeper for Euroclear and Clearstream, Luxembourg. On or before the Issue Date for each Tranche, if the Global Note is a Classic Global Note, the Global Note representing Bearer Notes or Exchangeable Bearer Notes or the Global Certificate representing the Registered Notes may be deposited with a common depositary for Euroclear and Clearstream, Luxembourg or any other clearing system or may be delivered outside any clearing system provided that the method of such delivery has been agreed in advance by the Issuer, the Fiscal Agent and the relevant Dealer. Registered Notes that are to be credited to one or more clearing systems on issue will be registered in the name of nominees or a common nominee for such clearing systems.

Definitive Registered Notes representing any Section 4(2) Notes of a Tranche will be sent to purchasers of such Section 4(2) Notes at the addresses notified to the Registrar by the relevant Dealer.

**Currencies:** Subject to compliance with all relevant laws, regulations and directives, Notes may be issued in any currency agreed between the Issuer, the Fiscal Agent and the relevant Dealers.

**Denomination:** Notes will be in such denominations as may be specified in the relevant Final Terms, save that:

(i) (as this Base Prospectus has not been approved by the relevant competent authority of the Issuer's country of incorporation for the purposes of the Prospectus Directive) in the case of any Notes admitted to trading on an ISD Regulated Market or offered to the public within the territory of any EEA Member State, in each case in circumstances which require the publication of a prospectus under the Prospectus Directive, the minimum denomination shall be €1,000 (or its equivalent in any other currency as at the date of issue of those Notes);

(ii) the minimum denomination of each Note will be such as may be allowed or required from time to time by the relevant central bank (or equivalent body, however called) or any laws or regulations applicable to the relevant Specified Currency; and

(iii) unless otherwise set forth in the applicable Final Terms, in respect of any Registered Series, Rule 144A Notes shall be in minimum denominations of U.S.$100,000 (or its equivalent in the currency in which such Notes are denominated, if different, rounded upwards as agreed between the Issuer and the relevant Dealers) and Section 4(2) Notes shall be in minimum denominations of U.S.$500,000 (or its equivalent as aforesaid).

**Fixed Rate Notes:** Fixed interest will be payable in arrear on the date or dates in each year specified in the relevant Final Terms.

**Floating Rate Notes:** Floating Rate Notes will bear interest determined separately for each Series as follows: (i) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant currency governed by an agreement incorporating the 2000 ISDA Definitions as published by the International Swaps and Derivatives Association, Inc. and as amended and

updated as at the Issue Date of the first Tranche of the Notes of the relevant Series, (ii) by reference to LIBOR, LIBID, LIMEAN or EURIBOR or (iii) by reference to such other basis as may be specified in the relevant Final Terms, in each case, as adjusted for any applicable margin. Interest periods will be specified in the relevant Final Terms.

**Zero Coupon Notes:** Zero Coupon Notes may be issued at their nominal amount or at a discount to it and will not bear interest, other than in the case of late payment.

**Dual Currency Notes:** Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in such currencies, and based on such rates of exchange as may be specified in the relevant Final Terms.

**Index Linked Notes:** Payments of principal in respect of Index Linked Redemption Notes or of interest in respect of Index Linked Interest Notes will be calculated by reference to such index and/or formula as may be specified in the relevant Final Terms.

**Interest Periods and Rate of Interest:** The length of the interest periods for the Notes and the applicable rate of interest or its method of calculation may differ from time to time or be constant for any Series. Notes may have a maximum interest rate, a minimum interest rate, or both. The use of interest accrual periods permits the Notes to bear interest at different rates in the same interest period. All such information will be set out in the relevant Final Terms.

**Redemption by Instalments:** The Final Terms issued in respect of each issue of Notes that are redeemable in two or more instalments will set out the dates on which, and the amounts in which, such Notes may be redeemed.

**Other Notes:** Terms applicable to high interest Notes, low interest Notes, step-up Notes, step-down Notes, reverse dual currency Notes, optional dual currency Notes, partly-paid Notes and any other type of Notes that the Issuer and any Dealer or Dealers may agree to issue under the Programme will be set out in the relevant Final Terms.

**Early Redemption:** The relevant Final Terms will state whether such Notes may be redeemed prior to their stated maturity at the option of the Issuer (either in whole or in part) and/or the holders, and if so the terms applicable to such redemption. Except as provided in the preceding sentence, Notes will be redeemable at the option of the Issuer prior to maturity only for tax reasons. See "Terms and Conditions of the Notes—Redemption, Purchase and Options".

**Redenomination:** The applicable Final Terms may provide that certain Notes may be redenominated into euro. If so, the wording of the redenomination provisions will be set out in full in the applicable Final Terms.

**Status of Notes:** Unsubordinated Notes will constitute unsubordinated and unsecured obligations of the Issuer and Subordinated Notes will constitute subordinated obligations of the Issuer, all as described in "Terms and Conditions of the Notes—Status". Subordinated Notes may be dated or undated.

**Negative Pledge:** The Issuer undertakes not to grant any security in respect of any other bond or similar indebtedness without granting similar security to any outstanding Unsubordinated Notes. This undertaking does not apply to Subordinated Notes. See "Terms and Conditions of the Notes—Negative Pledge".

**Events of Default:** Notes may become immediately due and repayable by notice by a holder upon occurrence of certain events of default such as (in the case of Unsubordinated Notes) the non-payment of amounts due under the Notes on their due date. See "Terms and Conditions of the Notes - Events of Default".

**Ratings:** The Programme is rated AA- in respect of Unsubordinated Notes with a maturity of more than one year and A-1+ in respect of Unsubordinated Notes with a maturity of one year or less by Standard & Poor's Ratings Services, a Division of the McGraw-Hill Companies Inc. ("**Standard & Poor's**"); Aa2 in respect of Unsubordinated Notes with a maturity of more than one year and Prime-1 in respect of Unsubordinated Notes with a maturity of one year or less by Moody's Investors Service Limited ("**Moody's**"); and AA in respect of Unsubordinated Notes with a maturity of more than one year and F1+ in respect of Unsubordinated Notes with a maturity of one year or less by Fitch Ratings Ltd. ("**Fitch**"). The Programme is rated Aa3 by Moody's and AA- by Fitch in respect of dated Subordinated Notes. Subordinated (whether dated or not) or Unsubordinated Notes issued pursuant to the Programme may be rated or unrated. Where an issue of Notes is rated, its rating will not necessarily be the same as the rating applicable to the Programme. Tranches of Notes issued under the Programme may be rated or unrated. Where a Tranche of Notes is rated, such rating will be specified in the relevant Final Terms. A rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

**Financial Services and Markets Act:** The Issuer is an authorised person for the purposes of section 31(1)(b) of the Financial Services and Markets Act 2000 in the United Kingdom.

**Withholding Tax:** *(i) Notes other than those issued through the Issuer's London branch:* Notes constituting *obligations* will be exempt from the withholding tax on interest set out under Article 125 A III of the French General Tax Code, by virtue of Article 131 *quater* of the French General Tax Code (as construed by the French tax authorities) to the extent that such Notes constitute *obligations* and are issued (or deemed to be issued) outside France (as specified in the relevant Final Terms). Notes constituting *obligations* will be issued (or deemed to be issued) outside France (i) in the case of syndicated or non-syndicated issues, if they are denominated in euro, (ii) in the case of issues of Notes denominated in currencies other than euro and syndicated through an international syndicate, if, *inter alia*, the Issuer and the relevant Dealers agree not to offer the Notes to the public in the Republic of France (i.e., such securities are offered in the Republic of France only to "qualified investors" as described in article L. 411-2 of the *Code monétaire et financier,* other than individuals) and the issue of such Notes is not subject to the *Autorité des marchés financiers* (other than a submission to the *Autorité des marchés financiers* for the sole purpose of

listing such Notes on Euronext Paris S.A.) or (iii) in the case of non-syndicated issues of Notes denominated in currencies other than euro that are not syndicated through an international syndicate, if each of the subscribers is domiciled or resident for tax purposes outside the Republic of France and is not acting through a permanent establishment or fixed base therein, in each case as more fully set out in the Circular 5 I-11-98 of the *Direction Générale des Impôts* dated 30 September, 1998.

The tax regime applicable to such Notes which do not constitute *obligations* will be set out in the relevant Final Terms

*(ii) Notes issued through the Issuer's London branch:* All payments under such Notes will be made free and clear of any taxes imposed by or on behalf of the United Kingdom or the Republic of France, save as required by law or regulation.

In the event that any such withholdings are required by law, such additional amounts will be paid as will result in the holder of the Notes receiving such amount which would have been received in the absence of such withholding or deduction, subject to any exceptions and limitations set out in the Terms and Conditions of the Notes.

**Governing Law:** English, except for the subordination provisions in Condition 3(b) which are governed by, and shall be construed in accordance with, French law.

**Listing and Admission to Trading:** The regulated market of the Luxembourg Stock Exchange or as otherwise specified in the relevant Final Terms. As specified in the relevant Final Terms, a Series of Notes may be unlisted.

**Selling Restrictions:** Bearer Notes will be issued in compliance with U.S. Treas. Reg. §1.163-5(c)(2)(i)(D) (the "**D Rules**") unless (i) the relevant Final Terms states that Notes are issued in compliance with U.S. Treas. Reg. §1.163-5(c)(2)(i)(C) (the "**C Rules**") or (ii) the Notes are issued other than in compliance with the D Rules or the C Rules but in circumstances in which the Notes will not constitute "registration required obligations" under the U.S. Tax Equity and Fiscal Responsibility Act of 1982 ("**TEFRA**"), which circumstances will be referred to in the relevant Final Terms as a transaction to which TEFRA is not applicable. The Notes have not been and will not be registered under the Securities Act, or with any securities regulatory authority of any state or other jurisdiction of the United States and, subject to certain exceptions, may not be offered or sold within the United States or to or for the account or benefit of U.S. persons (as defined in Regulation S). See "Transfer Restrictions".

**Transfer Restrictions:** There are restrictions on the transfer of Notes. See "Clearing and Settlement", "Transfer Restrictions" and "Subscription and Sale".

## DOCUMENTS INCORPORATED BY REFERENCE

This Base Prospectus should be read and construed in conjunction with the documents incorporated by reference (the "**Documents Incorporated by Reference**", as defined below) which form part of this Base Prospectus, save that (A) the statement by Mr. Georges Pauget, *Directeur général* of the Issuer, on page 290 of the SRD (as defined below) referring to the *lettre de fin de travaux* of the statutory auditors shall not be deemed incorporated herein; (B) the report of the statutory auditors on page 268 of the SRD (as defined below) and any reference thereto; and (C) any statement contained in the Documents Incorporated by Reference shall be deemed to be modified or superseded for the purpose of this Base Prospectus to the extent that a statement contained herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Base Prospectus.

The Documents Incorporated by Reference will be available on the website of the Luxembourg Stock Exchange (www.bourse.lu). For Luxembourg Stock Exchange purposes, the Documents Incorporated by Reference will also be available free of charge to the public at the premises of the Paying Agent in Luxembourg.

The following table cross-references the pages of the Documents Incorporated by Reference with the main heading required under Annex XI of the Commission regulation No 809/2004 implementing the Prospectus Directive. The Documents Incorporated by Reference are comprised of (i) the Shelf-registration Document D.06-0188 dated 30 March 2006 (the "**SRD**"), (ii) the update A.01 to the SRD dated 11 May 2006 in the French language (the "**A-01**"), (iii) the audited consolidated financial statements of the Crédit Agricole S.A. Group for fiscal year 2004 and related notes and audit report (the "**Financial Statements 2004 for the Crédit Agricole S.A. Group**") and (iv) the audited consolidated financial statements of the Crédit Agricole Group for fiscal year 2004 and related notes and audit report (the "**Financial Statements 2004 for the Crédit Agricole Group**").

Information contained in the documents incorporated by reference not listed in the table below is provided for information purposes only.

| ANNEX XI | Page no. in the relevant Document Incorporated by Reference (SRD unless otherwise indicated) |
|---|---|
| **2. Statutory auditors** | |
| 2.1. Names and addresses of the issuer's auditors (together with their membership of a professional body) | 286 |
| 2.2. Change of situation of the auditors | 286 |
| **3. Risk Factors** | 154-171; 81-92 |
| **4. Information about the issuer** | |
| 4.1. History and development of the issuer | 44-47 |
| 4.1.1. Legal and commercial name | 250 |
| 4.1.2. Place of registration and registration number | 250 |
| 4.1.3. Date of incorporation and length of life | 250-251 |

| ANNEX XI | Page no. in the relevant Document Incorporated by Reference (SRD unless otherwise indicated) |
|---|---|
| 4.1.4. Domicile, legal form, legislation, country of incorporation, address and telephone number | 250-251 |
| 4.1.5. Recent events particular to the issuer which are to a material extent relevant to the evaluation of the issuer's solvency | 94-96 |
| **5. Business overview** | |
| 5.1. Principal activities | |
| 5.1.1. Description of the issuer's principal activities | 48-57; 260; 94-96 |
| 5.1.2. Indication of significant new products and/or activities | 94-96; 260; 40-41 A.01 |
| 5.1.3. Description of the issuer's principal markets | 50-57; 175-178; 225-226 |
| 5.1.4. Competitive position | 48-57 |
| **6. Organisational structure** | |
| 6.1. Description of the group and of the issuer's position within it | 45; 117-119; 201-211; 2 of A.01 |
| **7. Trend information** | |
| 7.1. Statement of no material adverse change | 260 |
| 7.1.2. Trends reasonably likely to have a material effect on the issuer's prospects | 92-96; 38-41 of A.01 |
| **8. Profit forecasts or estimates** | |
| 8.1. Principal assumptions | 93; 267 |
| 8.2. Statement of independent accountants or auditors | 268 |
| 8.3. Comparable with historical financial information | 267 |
| **9. Administrative, management and supervisory bodies** | |
| 9.1. Information concerning the administrative and management bodies | 33-40 |
| 9.2. Conflicts of interest | 40 |
| **10. Major shareholders** | |
| 10.1. Information concerning control | 45; 116; 121; 265 |
| 10.2. Description of arrangements which may result in a change of control | 191; 265 |

| ANNEX XI | Page no. in the relevant Document Incorporated by Reference (SRD unless otherwise indicated) |
|---|---|
| **11. Financial information concerning the issuer's assets and liabilities, financial position and profits and losses** | |
| 11.1. Historical financial information | |
| *Audited consolidated financial statements of the Issuer for the financial year ended 31 December 2005:* | 115-237; 288 |
| (a) consolidated balance sheet; | 124-125; 50-51 of A.01 |
| (b) consolidated income statement; | 123; 49 of A.01 |
| (c) consolidated cash flow statement; | 127; 53 of A.01 |
| (d) accounting policies and explanatory notes. | 130-211; 55 to 131 of A.01 |
| *Audited consolidated financial statements of the Issuer for the financial year ended 31 December 2004:* | 51-133 of the Financial Statements 2004 for the Crédit Agricole Group;<br>104-165 of the Financial Statements 2004 for the Crédit Agricole S.A. Group |
| (a) consolidated balance sheet; | 53-54 of the Financial Statements 2004 for the Crédit Agricole Group;<br>104-105 of the Financial Statements 2004 for the Crédit Agricole S.A. Group |
| (b) consolidated income statement; | 55 of the Financial Statements 2004 for the Crédit Agricole Group;<br>107 of the Financial Statements 2004 for the Crédit Agricole S.A. Group |
| (c) accounting policies and explanatory notes. | 56-113 of the Financial Statements 2004 for the Crédit Agricole Group;<br>108-165 of the Financial Statements 2004 for the Crédit Agricole S.A. Group |
| 11.2. Financial statements | 115-211; 55-131 of A.01 |
| 11.3. Auditing of historical annual financial information | |
| *Auditors' report on the consolidated financial statements for the financial year ended 31 December 2005* | 212-213; 132-133 of A.01 |
| *Auditors' report on the consolidated financial statements for the financial year ended 31 December 2004* | 114-115 of the Financial Statements 2004 for the Crédit Agricole Group;<br>166-167 of the Financial Statements 2004 for the Crédit Agricole S.A. Group |
| 11.3.1. Statement of audit of the historical financial information | 212-213 |
| 11.4. Age of latest financial information | 115 |

| ANNEX XI | Page no. in the relevant Document Incorporated by Reference (SRD unless otherwise indicated) |
|---|---|
| 11.6. Legal and arbitration proceedings | 91-92; 190 |
| 11.7. Significant change in the issuer's financial position | 260; 38-40 of A.01 |
| **12. Material contracts** | 121-122; 260 |
| **13. Third party information and statement by experts and declarations of any interest** | |
| 13.1. Information by experts | 268 |
| **14. Documents on display** | 261 |

## SUPPLEMENT TO THE BASE PROSPECTUS

The Issuer has given an undertaking to the Dealers that if at any time during the duration of the Programme there shall occur any material adverse change in the business or financial condition of, or other material adverse change affecting the Issuer which is not reflected in this Base Prospectus, or there is any other significant new factor, material mistake or inaccuracy relating to information the correction or, as the case may be, inclusion of which would reasonably be required by investors and their professional advisers, and would reasonably be expected by them to be found in this Base Prospectus, for the purpose of making an informed assessment of the assets and liabilities, financial position, profits and losses and prospects of the Issuer and the rights attaching to the Notes, then the Issuer shall prepare an amendment or supplement to this Base Prospectus or publish a replacement Base Prospectus (in each case, published in accordance with the Prospectus Directive and Article 13 of the Luxembourg law regarding securities prospectuses) for use in connection with any subsequent offering of the Notes to be listed on the regulated market of the Luxembourg Stock Exchange or otherwise and shall supply to each Dealer and the regulated market of the Luxembourg Stock Exchange such number of copies of such supplement hereto as such Dealer or the rules of the regulated market of the Luxembourg Stock Exchange, as the case may be, may reasonably request.

## TERMS AND CONDITIONS OF THE NOTES

*The following is the text of the terms and conditions (the "**Conditions**") that, subject to completion and amendment and as supplemented or varied in accordance with the provisions of the relevant Final Terms, shall be applicable to the Notes in definitive form (if any) issued in exchange for the Global Note(s) representing each Series. Either (i) the full text of these terms and conditions together with the relevant provisions of the related Final Terms or (ii) these terms and conditions as so completed, amended, supplemented or varied (and subject to simplification by the deletion of non-applicable provisions), shall be endorsed on or attached to such Notes. All capitalised terms that are not defined in these Conditions will have the meanings given to them in the relevant Final Terms. Those definitions will be endorsed on the definitive Notes. References in the Conditions to "Notes" are to the Notes of one Series only, not to all Notes that may be issued under the Programme.*

The Notes are issued pursuant to an Amended and Restated Agency Agreement dated 19 May 2006 (as amended or supplemented on or prior to the date of issue of the Notes (the "**Issue Date**")) between the Issuer, Crédit Agricole S.A. as fiscal agent, principal paying agent and calculation agent, Citibank, N.A., London office as registrar, exchange agent, transfer agent, issuing agent and DTC paying agent and the other agents named in it (the "**Agency Agreement**") and with the benefit of an Amended and Restated Deed of Covenant (as amended or supplemented on or prior to the Issue Date, the "**Deed of Covenant**") dated 19 May 2006 executed by the Issuer in relation to the Notes. The fiscal agent, the registrar, the paying agents, the exchange agent, the issuing agent, the DTC paying agent, the transfer agents and the calculation agent(s) for the time being (if any) are referred to below respectively as the "**Fiscal Agent**", the "**Registrar**" the "**Paying Agents**" (which expression shall include the Fiscal Agent), the "**Exchange Agent**", the "**Issuing Agent**", the "**DTC Paying Agent**" the "**Transfer Agents**" and the "**Calculation Agent(s)**". The Noteholders (as defined below), the holders of the interest coupons (the "**Coupons**") appertaining to interest bearing Notes and, where applicable in the case of such Notes, talons (the "**Talons**") for further Coupons (the "**Couponholders**") and the holders of the receipts for the payment of instalments of principal (the "**Receipts**") relating to Notes of which the principal is payable in instalments, are deemed to have notice of all of the provisions of the Agency Agreement applicable to them.

Copies of the Agency Agreement and the Deed of Covenant are available for inspection free of charge at the specified offices of each of the Paying Agents.

### 1 Form, Denomination and Title

The Notes are issued in bearer form ("**Bearer Notes**", which expression includes Notes which are specified to be Exchangeable Bearer Notes), in registered form ("**Registered Notes**") or in bearer form exchangeable for Registered Notes ("**Exchangeable Bearer Notes**") in each case in the specified Denomination(s) shown thereon save that (i) the minimum denomination of each Note will be such as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the relevant Specified Currency; (ii) in the case of any Notes admitted to trading on an ISD Regulated Market or offered to the public within the territory of any EEA Member State, in each case in circumstances which require the publication of a prospectus under the Prospectus Directive, the minimum denomination shall be €1,000 (or its equivalent in any other currency as at the date of issue of those Notes); and (iii) unless otherwise set forth in the applicable Final Terms, Rule 144A Notes shall be in minimum denominations of U.S.$100,000 (or its equivalent in the currency in which such Notes are denominated, if different, rounded upwards as agreed between the Issuer and the relevant Dealers) and Section 4(2) Notes shall be in minimum denominations of U.S.$500,000 (or its equivalent as aforesaid).

This Note is a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Index Linked Interest Note, an Index Linked Redemption Note, an Instalment Note, a Dual Currency Note or a Partly Paid Note, a combination of any of the foregoing or any other kind of Note, depending upon the Interest and Redemption/Payment Basis shown hereon.

Bearer Notes are serially numbered and are issued with Coupons (and, where appropriate, a Talon) attached, save in the case of Zero Coupon Notes (in which case references to interest (other than in relation to interest due after the Maturity Date), Coupons and Talons in these Conditions are not applicable). Instalment Notes are issued with one or more Receipts attached.

Save as provided in Condition 2, each Registered Note in the form of a definitive registered note or other certificate shall represent the entire holding of Registered Notes of the same Series by the same holder.

All Registered Notes shall have the same specified Denomination. Where Exchangeable Bearer Notes are issued, the Registered Notes for which they are exchangeable shall have the same Denomination as the lowest specified Denomination of the Exchangeable Bearer Notes.

Title to the Bearer Notes and the Receipts, Coupons and Talons shall pass by delivery. Title to the Registered Notes shall pass by registration in the register which the Issuer shall procure to be kept by the Registrar in accordance with the provisions of the Agency Agreement (the "**Register**"). Except as ordered by a court of competent jurisdiction or as required by law, the holder (as defined below) of any Note, Receipt, Coupon or Talon shall be deemed to be and may be treated as its absolute owner for all purposes, whether or not it is overdue and regardless of any notice of ownership, trust or any interest in it, any writing on it or its theft or loss and no person shall be liable for so treating the holder.

In these Conditions, "**Noteholder**" means the bearer of any Bearer Note and the Receipts relating to it or the person in whose name a Registered Note is registered (as the case may be), "**holder**" (in relation to a Note, Receipt, Coupon or Talon) means the bearer of any Bearer Note, Receipt, Coupon or Talon or the person in whose name a Registered Note is registered (as the case may be) and capitalised terms have the meanings given to them hereon, the absence of any such meaning indicating that such term is not applicable to the Notes.

## 2 Exchanges of Exchangeable Bearer Notes and Transfers of Registered Notes

(a) **Exchange of Exchangeable Bearer Notes:** Subject to the provisions of Condition 2(f), Exchangeable Bearer Notes may be exchanged for the same aggregate nominal amount of Registered Notes at the request in writing of the relevant Noteholder and upon surrender of each Exchangeable Bearer Note to be exchanged, together with all unmatured Coupons, Receipts and Talons relating to it, at the specified office of the Registrar or any Transfer Agent; provided, however, that where an Exchangeable Bearer Note is surrendered for exchange after the Record Date (as defined in Condition 7(b)) for any payment of interest, the Coupon in respect of that payment of interest need not be surrendered with it. Registered Notes may not be exchanged for Bearer Notes. Bearer Notes of one Series or one specified Denomination may not be exchanged for Bearer Notes of another Series or specified Denomination. Bearer Notes which are not Exchangeable Bearer Notes may not be exchanged for Registered Notes.

(b) **Transfer of Registered Notes**: One or more Registered Notes may be transferred upon the surrender (at the specified office of the Registrar or any Transfer Agent) of the relevant Registered Note to be transferred, together with the form of transfer endorsed on such Registered Note duly completed and executed and any other evidence as the Registrar or Transfer Agent may reasonably require. In a case of a transfer of part only of a holding of Registered Notes represented by one Registered Note, a new Registered Note shall be

issued to the transferee in respect of the part transferred and a further new Registered Note in respect of the balance of the holding not transferred shall be issued to the transferor. In the case of a transfer of Registered Notes to a person who is already a holder of Registered Notes, a new Registered Note representing the enlarged holding shall only be issued against surrender of the Registered Note representing the existing holding.

(c) **Exercise of Options or Partial Redemption in Respect of Registered Notes:** In the case of an exercise of an Issuer's or Noteholder's option in respect of, or a partial redemption of, a holding represented by a single Registered Note, a new Registered Note shall be issued to the holder to reflect the exercise of such option or in respect of the balance of the holding not redeemed. In the case of a partial exercise of an option resulting in Registered Notes of the same holding having different terms, separate Registered Notes shall be issued in respect of those Notes of that holding that have the same terms. New Registered Notes shall only be issued against surrender of the existing Registered Notes to the Registrar or any Transfer Agent.

(d) **Delivery of New Registered Notes:** Each new Registered Note to be issued pursuant to Condition 2(b) or (c) shall be available for delivery within three business days of receipt of the request for exchange, form of transfer or Exercise Notice (as defined in Condition 6(e)) or surrender of the Registered Note for exchange. Delivery of the new Registered Note shall be made at the specified office of the Transfer Agent or the Registrar (as the case may be) to whom delivery or surrender of such request for exchange, form of transfer, Exercise Notice or Registered Note shall have been made or, at the option of the holder making such delivery or surrender as aforesaid and as specified in the relevant request for exchange, form of transfer, Exercise Notice or otherwise in writing, be mailed by uninsured post at the risk of the holder entitled to the new Registered Note to such address as may be so specified, unless such holder requests otherwise and pays in advance to the relevant Agent (as defined in the Agency Agreement) the costs of such other method of delivery and/or such insurance as it may specify. In this Condition, 2(d), "business day" means a day, other than a Saturday or Sunday, on which banks are open for business in the place of the specified office of the relevant Transfer Agent or the Registrar (as the case may be).

(e) **Exchange or Transfer Free of Charge:** Exchange and transfer of Registered Notes on registration, transfer, partial redemption or exercise of an option will be effected without charge by or on behalf of the Issuer, the Registrar or the Transfer Agents, but upon payment (or the giving of such indemnity as the Registrar or the relevant Transfer Agent may require in respect thereof) of any tax or other governmental charges which may be imposed in relation to it.

(f) **Closed Periods:** No Noteholder may require the transfer of a Registered Note to be registered or an Exchangeable Bearer Note to be exchanged for one or more Registered Note(s) (i) during the period of 15 days ending on the due date for redemption of, or payment of any Instalment Amount in respect of, that Note, (ii) during the period of 15 days prior to any date on which Notes may be called for redemption by the Issuer at its option pursuant to Condition 6(d), (iii) after any such Note has been called for redemption in whole or in part or (iv) during the period of seven days ending on (and including) any Record Date (as defined in Condition 7(b)). An Exchangeable Bearer Note called for redemption may, however, be exchanged for one or more Registered Notes which are simultaneously surrendered not later than the relevant Record Date.

## 3 Status

(a) **Status of Unsubordinated Notes:** The Unsubordinated Notes (being those Notes that specify their status as Unsubordinated) and the Receipts and Coupons relating to them

constitute (subject to Condition 4) unsecured and unsubordinated obligations of the Issuer and shall at all times rank *pari passu* and without any preference among themselves and, save for such exceptions as may be provided by applicable legislation and subject to Condition 4, shall rank at least equally with all other unsecured and unsubordinated indebtedness and monetary obligations of the Issuer, present and future.

(b) **Status of Subordinated Notes:**

(i) The Subordinated Notes (being those Notes which the applicable Final Terms specifies to be Subordinated Notes) and the Receipts and Coupons relating to them, constitute direct unsecured subordinated obligations of the Issuer and will have such subordinated ranking as is expressly specified in the applicable Final Terms, in accordance with the provisions of article L. 228-97 of the French *Code de commerce*. If any judgment is rendered by any competent court declaring the judicial liquidation (*liquidation judiciaire*) of the Issuer or the Issuer is liquidated for any other reason, the payment obligation of the Issuer under the Subordinated Notes and the Receipts and Coupons relating to them shall be subordinated to the payment in full of the unsubordinated creditors (including depositors) of the Issuer and, subject to such payment in full, the holders of the Subordinated Notes and holders of the Receipts and Coupons relating to them will be paid in accordance with their respective rankings specified in the terms of the Subordinated Notes.

(ii) Certain Subordinated Notes may rank senior to the *prêts participatifs* granted to, and the *titres participatifs* issued by, the Issuer and be subject to applicable French banking laws and regulations and, in particular, Articles 4(c) and 4(d) of *Règlement* N° 90-02 dated 23rd February, 1990 ("**Regulation N° 90-02**") and *Règlement* N° 95-02 dated 21st July, 1995, ("**Regulation N° 95-02**") in each case of the *Comité de la Réglementation Bancaire et Financière* ("**CRBF**") in France, as amended from time to time relating to the various tiers of capital forming part of the own funds of French credit institutions. The Subordinated Notes issued pursuant to this item (ii) will rank *pari passu* and without preference among themselves rateably with all other subordinated notes of the Issuer which, on the date on which such Subordinated Notes are issued, comply with the provisions of Articles 4(c) and 4(d) of Regulation N° 90-02 and Regulation N° 95-02, in each case of the CRBF in France, as amended from time to time, relating to the various tiers of capital forming part of the own funds of French credit institutions. This Condition 3(b)(ii) does not in any way affect any French law applicable to accounting principles relating to the allocation of losses or the duties of shareholders and does not in any way affect the rights of holders of such Notes or the Receipts and Coupons relating to them to receive payment of principal and interest under such Notes, Receipts or Coupons, as the case may be, in accordance with the Conditions.

In the event of incomplete payment of unsubordinated creditors on the *liquidation judiciaire* of the Issuer, the obligations of the Issuer in connection with the Subordinated Notes ranking senior to the *prêts participatifs* granted to, and the *titres participatifs* issued by, the Issuer and the Receipts and Coupons relating to them will be terminated by operation of law.

(iii) Other Subordinated Notes may rank junior to the *prêts participatifs* granted to, and the tit*res participatifs* issued by, the Issuer and be subject to applicable French banking laws and regulations and, in particular, Articles 2 of Regulation N° 90-02 and Regulation N° 95-02, in each case of the CRBF in France, as amended from

time to time relating to the various tiers of capital forming part of the own funds of French credit institutions.

In the event of incomplete payment of unsubordinated creditors or of holders of *prêts participatifs* granted to, and the *titres participatifs* issued by, the Issuer or Subordinated Notes issued by the Issuer and expressed to rank senior to the *prêts participatifs* granted to, and the *titres participatifs* issued by, the Issuer, on the *liquidation judiciaire* of the Issuer, the obligations of the Issuer in connection with the Subordinated Notes ranking junior to the *prêts participatifs* granted to, and the titres *participatifs* issued by, the Issuer and the Receipts and Coupons relating to them will be terminated by operation of law.

(iv) Subordinated Notes may have a specified maturity date ("**Dated Subordinated Notes**"). Unless otherwise specified in the relevant Final Terms, payments of interest relating to Dated Subordinated Notes constitute obligations which rank equally with the obligations of the Issuer in respect of Unsubordinated Notes issued by the Issuer in accordance with Condition 3(a).

(v) Subordinated Notes may not have a specified maturity date ("**Undated Subordinated Notes**"). Unless otherwise specified in the relevant Final Terms, payments of interest relating to Undated Subordinated Notes will be deferred in accordance with the provisions of Condition 5(g).

The net proceeds of the issue of Undated Subordinated Notes may count as Upper Tier 2 Capital (as defined below). In the event of the Issuer incurring losses, such losses will be charged first against accumulated profits ("*report à nouveau*"), then against reserve, and capital, and finally, to the extent necessary, against the subordinated loans (including interest thereon) of the Issuer, in reverse order of seniority (i.e. from the most junior to the most senior), in order to allow the Issuer to comply with the regulatory requirements applicable to banks in France, especially those relating to solvency ratios, and in order to allow the Issuer to continue its activities.

(vi) The relevant Final Terms may provide for additions or variations to the Conditions applicable to the Subordinated Notes for the purposes *inter alia* of enabling the proceeds of the issue of such Subordinated Notes to count as (i) *fonds propres de base* within the meaning of Article 2 of Regulation N° 90-02 (in which case such Subordinated Notes will need to be deeply Subordinated Notes (*titres subordonnés de dernier rang*)) ("**Tier 1 Capital**"); (ii) *fonds propres complémentaires* within the meaning of Article 4(c) of Regulation N° 90-02 ("**Upper Tier 2 Capital**"); (iii) *fonds propres complémentaires* within the meaning of Article 4(d) of Regulation N° 90-02 ("**Lower Tier 2 Capital**", together with Upper Tier 2 Capital "**Tier 2 Capital**") or (iv) *fonds propres surcomplémentaires* within the meaning of Article 3.3 of Regulation N° 95-02 ("**Tier 3 Capital**"), if such Regulation is applicable.

Article 2 of Regulation N° 90-02 should be read in conjunction with the press release of the Bank for International Settlements dated 27 October 1998 concerning instruments eligible for inclusion in Tier 1 Capital (the "**BIS Press Release**").

For the avoidance of doubt, the obligations of the Issuer under any Subordinated Notes shall not be affected if such Notes no longer qualify as Tier 1 Capital, Tier 2 Capital, Tier 3 Capital or any other category of supplementary capital.

The Issuer agrees that, whenever payments of principal and/or interest under any Subordinated Notes constituting Tier 3 Capital and/or any related Receipts or

Coupons, as the case may be, have been suspended and deferred pursuant to the provisions of such Notes, it shall prepare and submit to the *Secrétariat Général de la Commission Bancaire* as soon as reasonably practicable and in any event not later than seven days after the date on which the Issuer is no longer subject to a Regulatory Capital Ratio Shortfall the consolidated capital ratio adequacy report to obtain the approval of the *Commission Bancaire* to the making of such suspended payments of principal and/ or, interest, as the case may be.

Payment of any principal and/or interest payable under any Subordinated Notes constituting Tier 3 Capital and/or any related Receipts or Coupons, as the case may be, on any due date shall, in accordance with applicable French banking laws and, in particular, as required by Article 3.3 of Regulation N° 95-02, as amended from time to time (the "**Banking Regulations**"), be immediately suspended and the Maturity Date shall be deferred until the Extended Maturity Date.

The Issuer shall notify the Noteholders in accordance with Condition 14 of such suspension and deferral as soon as reasonably practicable after such occurrence and of the date of the Extended Maturity Date at least seven days prior thereto.

Notice of any such suspension and deferral and of the Extended Maturity Date shall also be given to the Luxembourg Stock Exchange as soon as reasonably practicable.

Such suspension and deferral and such non-payment of principal and/or interest accrued under such Notes on the Maturity Date in accordance with the foregoing provisions shall not constitute a default under such Notes or for any other purpose.

The provisions of this Condition 3(vi) shall apply, *mutatis mutandis*, to the exercise by the Issuer of its option, or any requirement, to redeem such Notes pursuant to Condition 6(c) in the event of any imposition of withholding tax on payments under such Notes and/or any related Receipts or Coupons as provided in such Condition.

The obligation to repay principal or interest on such Notes, including Arrears of Interest, will be reinstated in the event of a bankruptcy, dissolution, or winding up of the Issuer, or if any judgement is rendered by any competent court declaring the judicial liquidation (*liquidation judiciaire*) of the Issuer.

In the event of incomplete payment of unsubordinated creditors on the judicial liquidation (*liquidation judiciaire*) of the Issuer, the obligations of the Issuer in connection with the Notes and the Coupons relating to them will be terminated by operation of law.

## 4 Negative Pledge

So long as any of the Unsubordinated Notes or the Receipts or Coupons relating to them remains outstanding (as such term is defined in the Agency Agreement), the Issuer will not create any mortgage, lien, pledge or other charge upon any of its present or future rights or assets to secure any indebtedness represented by notes, bonds, debentures or other securities issued or guaranteed by it, without at the same time according to such outstanding Unsubordinated Notes, Receipts and Coupons the same or equivalent security as is granted to such indebtedness. For the avoidance of doubt, such provision shall not apply to Subordinated Notes.

## 5 Interest and other Calculations

(a) **Interest on Fixed Rate Notes:** Subject in the case of Subordinated Notes, to any other provisions contained in these Conditions and/or the applicable Final Terms, each Fixed Rate Note bears interest on its outstanding nominal amount from the Interest Commencement

Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date.

If a Fixed Coupon Amount or a Broken Amount is specified hereon, the amount of interest payable on each Interest Payment Date will amount to the Fixed Coupon Amount or, if applicable, the Broken Amount so specified and in the case of the Broken Amount will be payable on the particular Interest Payment Date(s) specified hereon.

(b) **Interest on Floating Rate Notes and Index Linked Interest Notes**:

(i) *Interest Payment Dates:* Subject as aforesaid in the case of Subordinated Notes, each Floating Rate Note and Index Linked Interest Note bears interest on its outstanding nominal amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest, such interest being payable in arrear on each Interest Payment Date. Such Interest Payment Date(s) is/are either shown hereon as Specified Interest Payment Dates or, if no Specified Interest Payment Date(s) is/are shown hereon, "Interest Payment Date" shall mean each date which falls the number of months or other period shown hereon as the Interest Period after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

(ii) *Business Day Convention:* If any date referred to in these Conditions that is specified to be subject to adjustment in accordance with a Business Day Convention would otherwise fall on a day that is not a Business Day, then, if the Business Day Convention specified is (A) the Floating Rate Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event (x) such date shall be brought forward to the immediately preceding Business Day and (y) each subsequent such date shall be the last Business Day of the month in which such date would have fallen had it not been subject to adjustment, (B) the Following Business Day Convention, such date shall be postponed to the next day that is a Business Day, (C) the Modified Following Business Day Convention, such date shall be postponed to the next day that is a Business Day unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding Business Day or (D) the Preceding Business Day Convention, such date shall be brought forward to the immediately preceding Business Day.

(iii) *Rate of Interest for Floating Rate Notes:* The Rate of Interest in respect of Floating Rate Notes for each Interest Accrual Period shall be determined in the manner specified hereon and, except as otherwise specified in the relevant Final Terms, the provisions below relating to either ISDA Determination or Screen Rate Determination shall apply, depending upon which is specified hereon.

(A) ISDA Determination for Floating Rate Notes

Where ISDA Determination is specified hereon as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent as a rate equal to the relevant ISDA Rate plus or minus (as indicated hereon) the Margin (if any). For the purposes of this sub-paragraph (A), "ISDA Rate" for an Interest Accrual Period means a rate equal to the Floating Rate that would be determined by the Calculation Agent under a Swap Transaction under the terms of an agreement incorporating the ISDA Definitions and under which:

(x) the Floating Rate Option is as specified hereon;

(y) the Designated Maturity is a period specified hereon; and

(z) the relevant Reset Date is the first day of that Interest Accrual Period unless otherwise specified hereon.

For the purposes of this sub-paragraph (A), "Floating Rate", "Calculation Agent", "Floating Rate Option", "Designated Maturity", "Reset Date" and "Swap Transaction" have the meanings given to those terms in the ISDA Definitions.

(B) Screen Rate Determination for Floating Rate Notes

Where Screen Rate Determination is specified hereon as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Accrual Period shall be determined by the Calculation Agent at or about the Relevant Time on the Interest Determination Date in respect of such Interest Accrual Period in accordance with the following:

(x) if the Primary Source for Floating Rate is a Page, subject as provided below, the Rate of Interest shall be:

(I) the Relevant Rate (where such Relevant Rate on such Page is a composite quotation or is customarily supplied by one entity); or

(II) the arithmetic mean of the Relevant Rates of the persons whose Relevant Rates appear on that Page,

in each case appearing on such Page at the Relevant Time on the Interest Determination Date;

(y) where "Reference Banks" is specified in the applicable Final Terms as the manner in which the Interest Rate is to be determined or if sub-paragraph (x)(I) applies and no Relevant Rate appears on the Page at the Relevant Time on the Interest Determination Date or if sub-paragraph (x)(II) applies and fewer than three Relevant Rates appear on the Page at the Relevant Time on the Interest Determination Date, subject as provided below, the Rate of Interest shall be the arithmetic mean of the Relevant Rates that each of the Reference Banks is quoting to leading banks in the Relevant Financial Centre at the Relevant Time on the Interest Determination Date, as determined by the Calculation Agent; and

(z) where paragraph (y) above applies, if the Calculation Agent determines that fewer than three Reference Banks are so quoting Relevant Rates, subject as provided below, the Rate of Interest shall be the arithmetic mean of the rates per annum (expressed as a percentage) that the Calculation Agent determines to be the rates (being the nearest equivalent to the Benchmark) in respect of a Representative Amount of the Specified Currency that at least two out of five leading banks selected by the Calculation Agent in the principal financial centre of the country of the Specified Currency or, if the Specified Currency is euro, in the region comprised of member states that have adopted the single currency in accordance with the Treaty establishing the European Community as amended by the Treaty on European Union (the "**Euro-zone**") as selected by the Calculation Agent (the "**Principal Financial Centre**") are quoting at or about the Relevant Time on the date on which such banks would customarily quote such rates for a period commencing on the Effective Date for a period equivalent to the Specified Duration (I) to leading banks carrying on business

in Europe, or (if the Calculation Agent determines that fewer than two of such banks are so quoting to leading banks in Europe) (II) to leading banks carrying on business in the Principal Financial Centre; except that, if fewer than two of such banks are so quoting to leading banks in the Principal Financial Centre, the Rate of Interest shall be the Rate of Interest determined on the previous Interest Determination Date (after readjustment for any difference between any Margin, Rate Multiplier or Maximum or Minimum Rate of Interest applicable to the preceding Interest Accrual Period and to the relevant Interest Accrual Period).

(iv) *Rate of Interest for Index Linked Interest Notes:* The Rate of Interest in respect of Index Linked Interest Notes for each Interest Accrual Period shall be determined in the manner specified hereon and interest will accrue by reference to an Index or Formula as specified hereon.

(c) **Zero Coupon Notes:** Where a Note, the Interest Basis of which is specified to be Zero Coupon, is repayable prior to the Maturity Date and is not paid when due, the amount due and payable prior to the Maturity Date shall be the Early Redemption Amount of such Note. As from the Maturity Date, the Rate of Interest for any overdue principal of such a Note shall be a rate per annum (expressed as a percentage) equal to the Amortisation Yield (as described in Condition 6(b)(i)).

(d) **Dual Currency Notes:** In the case of Dual Currency Notes, if the rate or amount of interest falls to be determined by reference to a Rate of Exchange or a method of calculating Rate of Exchange, the rate or amount of interest payable shall be determined in the manner specified hereon.

(e) **Partly Paid Notes:** In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified hereon.

(f) **Accrual of Interest:** Interest shall cease to accrue on each Note on the due date for redemption unless, upon due presentation, payment is improperly withheld or refused, in which event interest shall continue to accrue (as well after as before judgment) at the Rate of Interest in the manner provided in this Condition 5 to the Relevant Date (as defined in Condition 8).

(g) **Suspension and Deferral of Interest**

(i) *Undated Subordinated Notes counting as upper Tier 2 capital*: In the case of Undated Subordinated Notes counting as upper Tier 2 capital issued by the Issuer and when so specified in the applicable Final Terms, the Board of Directors or any person authorised by the Board of Directors may decide, prior to any date for the payment of interest, to suspend payment of interest accrued during any interest period if at the most recent Annual General Meeting of the shareholders of the Issuer which preceded the corresponding date for the payment of interest no dividend was declared, paid or set apart for payment on or with respect to any class of share capital of the Issuer provided that notice of such decision is given to the relevant Noteholder in accordance with Condition 14 as soon as reasonably practicable following the taking of such decision and in any event no later than seven days prior to any date for the payment of interest. In such a case, any interest so suspended shall constitute "**Arrears of Interest**" (which term shall include interest on such unpaid interest) the payment of which shall be deferred until the date for the payment of interest immediately following the date upon which any dividend has been declared, paid or set apart for payment on or with respect to

any class of share capital of the Issuer at the most recent Annual General Meeting of the shareholders of the Issuer. Arrears of Interest shall bear interest at the same rate as the Notes to which they relate to the extent permitted under applicable law.

Arrears of Interest may, at the option of the Issuer, be paid in whole or in part at any time upon the expiry of not less than seven days' notice to such effect given to the Noteholders in accordance with these Conditions but all Arrears of Interest shall (subject to applicable laws and regulations) become due in full on whichever is the earliest of (i) the date for the payment of interest immediately following the date upon which a dividend is next declared, paid or set apart as aforesaid, or (ii) the date set for any redemption or purchase pursuant to Conditions 6(d) (in the case of redemption) or 6(g) (in the case of purchase), provided all the Notes are so purchased, or (iii) the commencement of a liquidation or dissolution proceedings affecting the Issuer contemplated by Condition 10(b).

Where Arrears of Interest are paid in part, each such payment shall be applied in or towards satisfaction of the full amount of the Arrears in Interest accrued in respect of the earliest Interest Period in respect of which Arrears of Interest have accrued and have not been paid in full.

(ii) *Tier 3 Subordinated Notes*: Interest on any Subordinated Notes constituting Tier 3 Capital and/or any related Coupons shall be payable on each Compulsory Interest Payment Date in respect of the interest accrued in the Interest Period ending on the day immediately preceding such date.

The payment of any interest accrued in the Interest Period ending on the day immediately preceding any Lock-In Interest Payment Date shall, in accordance with applicable Banking Regulations and, in particular, as required by Article 3.3 of Regulation n° 95-02, be suspended and deferred and the Issuer shall not have any obligation to make such payment and any such suspension, deferral and failure to pay shall not constitute a default under the Notes or for any other purpose.

Notice of any Lock-In Interest Payment Date shall be given to the Noteholders in accordance with Condition 14 and to the Luxembourg Stock Exchange. Such notice shall be given at least seven days prior to the relevant Lock-In Interest Payment Date(s) or, if such date has passed, as soon as reasonably practicable after the occurrence thereof.

Any interest not paid on a Lock-In Interest Payment Date shall, so long as the same remains unpaid, also constitute Arrears of Interest which term shall also include interest on such unpaid interest. Arrears of Interest may, at the option of the Issuer, be paid in whole or in part at any time after an Approval Date upon the expiration of not less than seven days' notice to such effect given to the Noteholders in accordance with Condition 14 but all Arrears of Interest on all such Notes outstanding shall become due in full on whichever is the earliest of:

(i) the Interest Payment Date immediately following an Approval Date or, if the Maturity Date has passed, the Extended Maturity Date; and

(ii) the commencement of a liquidation or dissolution proceedings affecting the Issuer contemplated by Condition 10(b).

If notice is given by the Issuer of its intention to pay the whole or part of Arrears of Interest, the Issuer shall be obliged to do so upon the expiration of such notice. When Arrears of Interest are paid in part, each such payment shall be applied in or towards satisfaction of the full amount of the Arrears of Interest accrued in respect

of the earliest Interest Period in respect of which Arrears of Interest have accrued and have not been paid in full. Arrears of Interest shall bear interest accruing and compounding on the basis of the exact number of days which have elapsed at the prevailing Rate of Interest on the Notes in respect of each relevant Interest Period.

(h) **Margin, Maximum/Minimum Rates of Interest, Instalment Amounts and Redemption Amounts, Rate Multipliers and Rounding:**

(i) If any Margin or Rate Multiplier is specified hereon (either (x) generally, or (y) in relation to one or more Interest Accrual Periods), an adjustment shall be made to all Rates of Interest, in the case of (x), or the Rates of Interest for the specified Interest Accrual Periods, in the case of (y), calculated in accordance with (b) above by adding (if a positive number) or subtracting the absolute value (if a negative number) of such Margin or multiplying by such Rate Multiplier, subject always to the next paragraph.

(ii) If any Maximum or Minimum Rate of Interest, Instalment Amount or Redemption Amount is specified hereon, then any Rate of Interest, Instalment Amount or Redemption Amount shall be subject to such maximum or minimum, as the case may be.

(iii) For the purposes of any calculations required pursuant to these Conditions (unless otherwise specified), (x) all percentages resulting from such calculations shall be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point (with halves being rounded up), (y) all figures shall be rounded to seven significant figures (with halves being rounded up) and (z) all currency amounts that fall due and payable shall be rounded to the nearest unit of such currency (with halves being rounded up), save in the case of yen, which shall be rounded down to the nearest yen. For these purposes "unit" means the lowest amount of such currency that is available as legal tender in the country of such currency.

(i) **Calculations:** The amount of interest payable in respect of any Note for any period shall be calculated by multiplying the product of the Rate of Interest and the outstanding nominal amount of such Note by the Day Count Fraction, unless an Interest Amount (or a formula for its calculation) is specified in respect of such period, in which case the amount of interest payable in respect of such Note for such period shall equal such Interest Amount (or be calculated in accordance with such formula). Where any Interest Period comprises two or more Interest Accrual Periods, the amount of interest payable in respect of such Interest Period shall be the sum of the amounts of interest payable in respect of each of those Interest Accrual Periods.

(j) **Determination and Publication of Rates of Interest, Interest Amounts, Final Redemption Amounts, Early Redemption Amounts, Optional Redemption Amounts and Instalment Amounts:** As soon as practicable after the relevant time on such date as the Calculation Agent may be required to calculate any rate or amount, obtain any quotation or make any determination or calculation, it shall determine such rate and calculate the Interest Amounts in respect of each Specified Denomination of the Notes for the relevant Interest Accrual Period, calculate the Final Redemption Amounts, Early Redemption Amount, Optional Redemption Amounts or Instalment Amount, obtain such quotation or make such determination or calculation, as the case may be, and cause the Rate of Interest and the Interest Amounts for each Interest Period and the relevant Interest Payment Date and, if required to be calculated, the Final Redemption Amount, Early Redemption Amount, Optional Redemption Amount or any Instalment Amount to be notified to the Fiscal Agent, the Issuer, each of the Paying Agents, the Noteholders, any other Calculation Agent appointed in respect

of the Notes that is to make a further calculation upon receipt of such information and, if the Notes are listed on a stock exchange and the rules of such exchange so require, such exchange as soon as possible after their determination but in no event later than (i) the commencement of the relevant Interest Period, if determined prior to such time, in the case of notification to such exchange of Rate of Interest and Interest Amount, or (ii) in all other cases, the fourth Business Day after such determination. Where any Interest Payment Date or Interest Period Date is subject to adjustment pursuant to Condition 5(b), the Interest Amounts and the Interest Payment Date so published may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period. If the Notes become due and payable under Condition 10, the accrued interest and the Rate of Interest payable in respect of the Notes shall nevertheless continue to be calculated as previously in accordance with this Condition but no publication of the Rate of Interest or the Interest Amount so calculated need be made. The determination of rate or amount, the obtaining of each quotation and the making of each determination or calculation by the Calculation Agent(s) shall (in the absence of manifest error) be final and binding upon all parties.

(k) **Definitions:** In these Conditions, unless the context otherwise requires, the following defined terms shall have the meanings set out below:

"**Approval Date**" means, in the case of Subordinated Notes constituting Tier 3 Capital, the date on which the *Commission Bancaire* shall have confirmed to the Issuer in writing its approval, following receipt by the *Secrétariat Général de la Commission Bancaire* of a risk based consolidated capital ratio adequacy report prepared by the Issuer, to the making of any payment of principal and/or interest under such Notes and/or any related Receipts or Coupons, as the case may be, which has been suspended pursuant to the provisions of this Condition 5(g)(ii).

"**Benchmark**" means the Benchmark specified hereon for the purposes of calculating the Relevant Rate;

"**Business Day**" means:

(i) in the case of a currency other than euro, a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in the principal financial centre for that currency and/or

(ii) in the case of euro, a day on which the Trans-European Automated Real-Time Gross Settlement Express Transfer System ("**TARGET System**") is operating (a "**TARGET Business Day**") and/or

(iii) in the case of a currency and/or one or more Business Centres, a day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments in such currency in the Business Centres or, if no currency is indicated, generally in each of the Business Centres;

"**Compulsory Interest Payment Date**" means, in the case of Subordinated Notes constituting Tier 3 Capital, any Interest Payment Date which is not a Lock-In Interest Payment Date.

"**Day Count Fraction**" means, in respect of the calculation of an amount of interest on any Note for any period of time (from and including the first day of such period to but excluding the last) (whether or not constituting an Interest Period, the "**Calculation Period**"):

(i) if "**Actual/365**" or "**Actual/Actual-ISDA**" is specified hereon, the actual number of days in the Calculation Period divided by 365 (or, if any portion of that Calculation

Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Calculation Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Calculation Period falling in a non-leap year divided by 365);

(ii) if "**Actual/365 (Fixed)**" is specified hereon, the actual number of days in the Calculation Period divided by 365;

(iii) if "**Actual/360**" is specified hereon, the actual number of days in the Calculation Period divided by 360;

(iv) if "**30/360**", "**360/360**" or "**Bond Basis**" is specified hereon, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Calculation Period is the 31st day of a month but the first day of the Calculation Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Calculation Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month);

(v) if "**Actual/Actual-ICMA**" is specified hereon:

(a) if the Calculation Period is equal to or shorter than the Determination Period during which it falls, the number of days in such Calculation Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Periods normally ending in any year; or

(b) if the Calculation Period is longer than one Determination Period, the sum of:

(1) the number of days in such Calculation Period falling in the Determination Period in which the Calculation Period begins divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods normally ending in any year; and

(2) the number of days in such Calculation Period falling in the next Determination Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Periods normally ending in any year,

where:

"**Determination Period**" means the period from and including a Determination Date in any year to but excluding the next Determination Date; and

"**Determination Date**" means the date specified as such herein or, if none is so specified, the Interest Payment Date

(vi) if "**30E/360**" or "**Eurobond Basis**" is specified hereon, the number of days in the Calculation Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Calculation Period unless, in the case of a Calculation Period ending on the Maturity Date, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month);

"**Effective Date**" means, with respect to any Floating Rate to be determined on an Interest Determination Date, the date specified as such hereon or, if none is so specified, the first day of the Interest Accrual Period to which such Interest Determination Date relates;

"**Extended Maturity Date**" means, in the case of Subordinated Notes constituting Tier 3 Capital, a date which is as soon as reasonably practicable, and in any event not before, and no later than seven days after, the Approval Date or, if earlier, the date of the commencement of a liquidation or dissolution of the Issuer;

"**Interest Accrual Period**" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Period Date and each successive period beginning on (and including) an Interest Period Date and ending on (but excluding) the next succeeding Interest Period Date;

"**Interest Amount**" means the amount of interest payable, and in the case of Fixed Rate Notes, means the Fixed Coupon Amount or Broken Amount, as the case may be, and in the case of Index Linked Interest Notes, includes the Coupon;

"**Interest Commencement Date**" means the Issue Date or such other date as may be specified hereon;

"**Interest Determination Date**" means, with respect to a Rate of Interest and Interest Accrual Period, the date specified as such hereon or, if none is so specified, (i) the first day of such Interest Accrual Period if the Specified Currency is Sterling or (ii) the day falling two Business Days in London for the Specified Currency prior to the first day of such Interest Accrual Period if the Specified Currency is neither Sterling nor euro or (iii) the day falling two TARGET Business Days prior to the first day of such Interest Accrual Period if the Specified Currency is euro;

"**Interest Payment Date**" means each date specified as such hereon;

"**Interest Period**" means the period beginning on (and including) the Interest Commencement Date and ending on (but excluding) the first Interest Payment Date and each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date;

"**Interest Period Date**" means each Interest Payment Date unless otherwise specified hereon;

"**ISDA Definitions**" means the 2000 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. as amended and updated as at the Issue Date of the first Tranche of the Notes of the relevant Series, unless otherwise specified hereon;

"**Lock-In Interest Payment Date**" means, in the case of Subordinated Notes constituting Tier 3 Capital, any Interest Payment Date on which (i) the consolidated risk based capital ratio of the Issuer and its consolidated subsidiaries and affiliates calculated in accordance with the then applicable Banking Regulations is below the minimum percentage required in accordance with the then applicable Banking Regulations (a "**Regulatory Capital Ratio Shortfall**") or (ii) the payment of interest and/or repayment of principal under the Notes or Coupons, as the case may be, due on such date would , if made, result in a Regulatory Capital Ratio Shortfall.

"**Page**" means such page, section, caption, column or other part of a particular information service (including, but not limited to, the Reuter Markets 3000 ("**Reuters**") and the Moneyline Telerate ("**Telerate**")) as may be specified for the purpose of providing a Relevant Rate, or such other page, section, caption, column or other part as may replace it on that information service or on such other information service, in each case as may be nominated by the

person or organisation providing or sponsoring the information appearing there for the purpose of displaying rates or prices comparable to that Relevant Rate;

"**Rate of Interest**" means the rate of interest payable from time to time in respect of this Note and that is either specified or calculated in accordance with the provisions hereon;

"**Reference Banks**" means the institutions specified as such hereon or, if none, four (or, if the Relevant Financial Centre is Helsinki, five) major banks selected by the Calculation Agent in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the Benchmark (which, if EURIBOR is the relevant Benchmark, shall be the Euro-zone);

"**Relevant Financial Centre**" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the financial centre as may be specified as such hereon or, if none is so specified, the financial centre with which the relevant Benchmark is most closely connected (which, in the case of EURIBOR, shall be the Euro-zone) or, if none is so connected, London;

"**Relevant Rate**" means the Benchmark for a Representative Amount of the Specified Currency for a period (if applicable or appropriate to the Benchmark) equal to the Specified Duration commencing on the Effective Date;

"**Relevant Time**" means, with respect to any Interest Determination Date, the local time in the Relevant Financial Centre specified hereon or, if none is specified, the local time in the Relevant Financial Centre at which it is customary to determine bid and offered rates in respect of deposits in the Specified Currency in the interbank market in the Relevant Financial Centre or, if no local time is specified hereon and no customary local time exists, 11:00 a.m. in the Relevant Financial Centre and, for the purpose of this definition "**local time**" means with respect to the European Union and the Euro-zone as a Relevant Financial Centre, Central European Time;

"**Representative Amount**" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the amount specified as such hereon or, if none is specified, an amount that is representative for a single transaction in the relevant market at the time;

"**Specified Currency**" means the currency specified as such hereon or, if none is specified, the currency in which the Notes are denominated; and

"**Specified Duration**" means, with respect to any Floating Rate to be determined in accordance with a Screen Rate Determination on an Interest Determination Date, the duration specified hereon or, if none is specified, a period of time equal to the relative Interest Accrual Period, ignoring any adjustment pursuant to Condition 5(b)(ii).

(l) **Calculation Agent and Reference Banks:** The Issuer shall procure that there shall at all times be four Reference Banks (or such other number as may be required) with offices in the Relevant Financial Centre and one or more Calculation Agents if provision is made for them hereon and for so long as any Note is outstanding. If any Reference Bank (acting through its relevant office) is unable or unwilling to continue to act as a Reference Bank, then the Issuer shall appoint another Reference Bank with an office in the Relevant Financial Centre to act as such in its place. Where more than one Calculation Agent is appointed in respect of the Notes, references in these Conditions to the Calculation Agent shall be construed as each Calculation Agent performing its respective duties under the Conditions. If the Calculation Agent is unable or unwilling to act as such or if the Calculation Agent fails duly to establish the Rate of Interest for an Interest Period or Interest Accrual Period or to calculate any Interest Amount, Instalment Amount, Final Redemption Amount, Early Redemption Amount or

Optional Redemption Amount or to comply with any other requirement, the Issuer shall appoint a leading bank or investment banking firm engaged in the interbank market (or, if appropriate, money, swap or over-the-counter index options market) that is most closely connected with the calculation or determination to be made by the Calculation Agent (acting through its principal London office or any other office actively involved in such market) to act as such in its place. The Calculation Agent may not resign its duties without a successor having been appointed as aforesaid.

## 6 Redemption, Purchase and Options

### (a) Redemption by Instalments and Final Redemption:

(i) Unless previously redeemed, purchased and cancelled as provided in this Condition 6 or the relevant Instalment Date (being one of the dates so specified hereon) is extended pursuant to any Issuer's or Noteholder's option in accordance with Condition 6(d) or 6(e), each Note that provides for Instalment Dates and Instalment Amounts shall be partially redeemed on each Instalment Date at the related Instalment Amount specified hereon. The outstanding nominal amount of each such Note shall be reduced by the Instalment Amount (or, if such Instalment Amount is calculated by reference to a proportion of the nominal amount of such Note, such proportion) for all purposes with effect from the related Instalment Date, unless payment of the Instalment Amount is improperly withheld or refused on presentation of the related Receipt, in which case, such amount shall remain outstanding until the Relevant Date relating to such Instalment Amount.

(ii) Unless previously redeemed, purchased and cancelled as provided below or its maturity is extended pursuant to any Issuer's or Noteholder's option in accordance with Condition 6(d) or 6(e), each Note shall be finally redeemed on the Maturity Date specified in the Final Terms (or, in the case of Subordinated Notes constituting Tier 3 Capital, if such Maturity Date is a Lock-In Interest Payment Date, the Extended Maturity Date) at its Final Redemption Amount (which, unless otherwise provided, is its nominal amount) or, in the case of a Note falling within paragraph (i) above, its final Instalment Amount.

### (b) Early Redemption:

(i) Zero Coupon Notes:

(A) The Early Redemption Amount payable in respect of any Zero Coupon Note, the Early Redemption Amount of which is not linked to an index and/or a formula, upon redemption of such Note pursuant to Condition 6(c) or upon it becoming due and payable as provided in Condition 10 shall be the Amortised Face Amount (calculated as provided below) of such Note unless otherwise specified hereon.

(B) Subject to the provisions of sub-paragraph (C) below, the Amortised Face Amount of any such Note shall be the scheduled Final Redemption Amount of such Note on the Maturity Date discounted at a rate per annum (expressed as a percentage) equal to the Amortisation Yield (which, if none is shown hereon, shall be such rate as would produce an Amortised Face Amount equal to the issue price of the Notes if they were discounted back to their issue price on the Issue Date) compounded annually.

(C) If the Early Redemption Amount payable in respect of any such Note upon its redemption pursuant to Condition 6(c) or upon it becoming due

and payable as provided in Condition 10 is not paid when due, the Early Redemption Amount due and payable in respect of such Note shall be the Amortised Face Amount of such Note as defined in sub-paragraph (B) above, except that such sub-paragraph shall have effect as though the date on which the Note becomes due and payable were the Relevant Date. The calculation of the Amortised Face Amount in accordance with this sub-paragraph shall continue to be made (as well after as before judgment) until the Relevant Date, unless the Relevant Date falls on or after the Maturity Date, in which case the amount due and payable shall be the scheduled Final Redemption Amount of such Note on the Maturity Date together with any interest that may accrue in accordance with Condition 5(c).

Where such calculation is to be made for a period of less than one year, it shall be made on the basis of the Day Count Fraction shown hereon.

(ii) *Other Notes:* The Early Redemption Amount payable in respect of any Note (other than Notes described in (i) above), upon redemption of such Note pursuant to Condition 6(c) or upon it becoming due and payable as provided in Condition 10, shall be the Final Redemption Amount unless otherwise specified hereon.

(c) **Redemption for Taxation Reasons:**

(i) If, by reason of any change in French law or (in the case of Notes issued through its London branch) the laws or regulations of the United Kingdom, or any change in the official application or interpretation of such law, becoming effective after the Issue Date, the Issuer would, on the occasion of the next payment of principal or interest due in respect of the Notes, not be able to make such payment without having to pay additional amounts as specified under Condition 8 below, the Issuer may, at its option on any Interest Payment Date or, if so specified hereon, at any time, subject to having given not more than 45 nor less than 30 days' prior notice to the Noteholders (which notice shall be irrevocable), in accordance with Condition 14, and subject to the prior approval of the *Secrétariat Général* of the *Commission Bancaire* in France in the case of Subordinated Notes, redeem all, but not some only, of the Notes at their Early Redemption Amount (together with any interest accrued to the date set for redemption) provided that the due date for redemption of which notice hereunder may be given shall be no earlier than the latest practicable date on which the Issuer could make payment of principal and interest without withholding for French taxes or (as the case may be) United Kingdom taxes.

(ii) If the Issuer would on the next payment of principal or interest in respect of the Notes be required by Condition 8 below to pay any additional amounts, but would be prevented by French law or (in the case of Notes issued through its London branch) the laws or regulations of the United Kingdom from doing so, then the Issuer shall forthwith give notice of such fact to the Fiscal Agent and the Issuer shall upon giving not less than seven days' prior notice to the Noteholders in accordance with Condition 14, and subject to the prior approval of the *Secrétariat Général* of the *Commission Bancaire* in France in the case of Subordinated Notes, redeem all, but not some only, of the Notes then outstanding at their Redemption Amount (together with (unless specified otherwise hereon) any interest accrued to the date set for redemption) on the latest practicable date on which the Issuer could make payment of the full amount then due and payable in respect of the Notes, provided that if

such notice would expire after such latest practicable date the date for redemption pursuant to such notice of Noteholders shall be the later of (i) the latest practicable date on which the Issuer could make payment of the full amount then due and payable in respect of the Notes and (ii) 14 days after giving notice to the Fiscal Agent as aforesaid.

(d) **Redemption at the Option of the Issuer and Exercise of Issuer's Options:** If a Call Option is specified hereon, the Issuer may, subject to the prior approval of the *Secrétariat Général* of the *Commission Bancaire* in France in the case of Subordinated Notes, on giving not less than 15 nor more than 30 days' irrevocable notice to the Noteholders (or such other notice period as may be specified hereon) redeem, or exercise any Issuer's option (as may be described hereon) in relation to, all or, if so provided, some of the Notes on any Optional Redemption Date or Option Exercise Date, as the case may be. Any such redemption of Notes shall be at their Optional Redemption Amount together with interest accrued to the date fixed for redemption. Any such redemption or exercise must relate to Notes of a nominal amount at least equal to the minimum nominal amount to be redeemed specified hereon and no greater than the maximum nominal amount to be redeemed specified hereon.

All Notes in respect of which any such notice is given shall be redeemed, or the Issuer's option shall be exercised, on the date specified in such notice in accordance with this Condition.

In the case of a partial redemption or a partial exercise of an Issuer's option, the notice to Noteholders shall also contain the serial numbers of the Notes to be redeemed or in respect of which such option has been exercised, which shall have been drawn in such place and in such manner as may be fair and reasonable in the circumstances, taking account of prevailing market practices, subject to compliance with any applicable laws and stock exchange requirements. So long as the Notes are listed on the regulated market of the Luxembourg Stock Exchange and the rules of that Stock Exchange so require, the Issuer shall, once in each year in which there has been a partial redemption of the Notes, cause to be published in a leading newspaper of general circulation in Luxembourg a notice specifying the aggregate nominal amount of Notes outstanding and a list of the Notes drawn for redemption but not surrendered.

(e) **Redemption at the Option of Noteholders and Exercise of Noteholders' Options:** If a Put Option is specified hereon, and provided this Note is not a Subordinated Note, the Issuer shall, at the option of the holder of any such Note, upon the holder of such Note giving not less than 15 nor more than 30 days' notice to the Issuer (or such other notice period as may be specified hereon) redeem such Note on the Optional Redemption Date(s) at its Optional Redemption Amount together with interest accrued to the date fixed for redemption.

To exercise such option or any other Noteholders' option that may be set out hereon (which must be exercised on an Option Exercise Date) the holder must deposit (in the case of Bearer Notes) such Note (together with all unmatured Receipts and Coupons and unexchanged Talons) with any Paying Agent at its specified office, or (in the case of Registered Notes) the Registered Note with the Registrar or any Transfer Agent at its specified office, together with a duly completed option exercise notice ("**Exercise Notice**") in the form obtainable from any Paying Agent, the Registrar or any Transfer Agent (as applicable) within the applicable notice period. No Note so deposited and option exercised may be withdrawn (except as provided in the Agency Agreement) without the prior consent of the Issuer.

(f) **Partly Paid Notes:** Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the provisions specified hereon.

(g) **Purchases:** The Issuer, with the prior approval of the *Secrétariat Général* of the *Commission Bancaire* in the case of Subordinated Notes (if such purchase (i) relates (individually or when aggregated with any previous purchase of such Notes) to approximately 10% or more of the principal amount of the Notes) or (ii) is made in the context of an *Offre Publique d'Achat* (OPA) (a public purchase offer) or an *Offre Public d'Exchange* (OPE) (a public exchange offer)), may at any time purchase Notes (provided that, in the case of Bearer Notes, all unmatured Receipts and Coupons and unexchanged Talons relating thereto are attached thereto or surrendered therewith to the Issuing Agent, and, in the case of Registered Notes, the Registered Note is surrendered to the Registrar for cancellation) in the open market or otherwise at any price.

(h) **Cancellation:** All Notes redeemed by the Issuer and all Notes purchased by or on behalf of the Issuer shall be surrendered for cancellation, in the case of Bearer Notes, by surrendering each such Note together with all unmatured Receipts and Coupons and all unexchanged Talons to the Issuing Agent and, in the case of Registered Notes, by surrendering the Registered Note to the Registrar. Any Notes so surrendered for cancellation may not be reissued or resold and the obligations of the Issuer in respect of any such Notes shall be discharged.

**7 Payments and Talons**

(a) **Bearer Notes:** Payments of principal and interest shall, subject as mentioned below, be made against presentation and surrender of the relevant Receipts (in the case of payments of Instalment Amounts other than on the due date for redemption and provided that the Receipt is presented for payment together with its relative Note), Notes (in the case of all other payments of principal and, in the case of interest, as specified in Condition 7(f)(vi)) or Coupons (in the case of interest, save as specified in Condition 7(f)(vi)), as the case may be, at the specified office of any Paying Agent outside the United States by a cheque payable in the relevant currency drawn on, or, at the option of the holder, by transfer to an account denominated in that currency with, a bank in the principal financial centre for that currency or, in the case of euro, in a city in which banks have access to the TARGET System.

(b) **Registered Notes:**

(i) Payments of principal (which for the purposes of this Condition 7(b) shall include final Instalment Amounts but not other Instalment Amounts) in respect of Registered Notes will be paid to the person shown on the register or such person's agent upon presentation and surrender of the relevant Registered Notes at the specified office of any of the Transfer Agents, of the Registrar or, in the case of Registered Notes to be cleared through DTC, of the DTC Paying Agent.

(ii) Interest (which for the purposes of this Condition 7(b) shall include all Instalment Amounts other than final Instalment Amounts) on Registered Notes will be paid to the person shown on the Register at the close of business on the fifteenth day before the due date for payment thereof or, in case of Registered Notes to be cleared through DTC, on the fifteenth DTC business day before the due date for payment thereof (the "**Record Date**"). For the purpose of this Condition 7(b), "**DTC business day**" means any day on which DTC is open for business.

Provided that payments of principal and interest in respect of Registered Notes under paragraphs (i) and (ii) above will be made in the currency in which such

payments are due by cheque drawn on a bank in the principal financial centre of the country of the currency concerned and mailed to the holder (or to the first named of joint holders) of such Note at its address appearing in the Register. Upon application by the holder to the specified office of the Registrar or any Transfer Agent or, in the case of Registered Notes to be cleared through DTC, of the DTC Paying Agent before the Record Date, such payment of interest or principal may be made by transfer to an account in the relevant currency maintained by the payee with a bank in the principal financial centre of the country of that currency.

(iii) Payments of principal and interest in respect of Registered Notes denominated in U.S. dollars will be made in accordance with Condition 7(b)(i) and 7(b)(ii). Payments of principal and interest in respect of Registered Notes registered in the name of, or in the name of a nominee for, DTC and denominated in a specified currency other than U.S. dollars will be made or procured to be made, by the DTC Paying Agent in the specified currency in accordance with the following provisions. The amounts in such specified currency payable by the DTC Paying Agent with respect to Registered Notes held by DTC or its nominee will be received from the Issuer by the DTC Paying Agent who will make payments in such specified currency by wire transfer of same day funds to the designated bank account in such specified currency of those DTC participants entitled to receive the relevant payment who have made an irrevocable election to DTC, in the case of interest payments, on or prior to the third DTC business day after the Record Date for the relevant payment of interest and, in the case of payments of principal, at least 12 DTC business days prior to the relevant payment date, to receive that payment in such specified currency. The DTC Paying Agent, after the Exchange Agent has converted amounts in such specified currency into U.S. dollars, will cause the Exchange Agent to deliver such U.S. dollar amount in same day funds to DTC for payment through its settlement system to those DTC participants entitled to receive the relevant payment who did not elect to receive such payment in such specified currency. The Agency Agreement sets out the manner in which such conversions are to be made.

(c) **Payments in the United States:** Notwithstanding the foregoing, if any Bearer Notes are denominated in U.S. dollars, payments in respect thereof may be made at the specified office of any Paying Agent in New York City in the same manner as aforesaid if (i) the Issuer shall have appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment of the amounts on the Notes in the manner provided above when due, (ii) payment in full of such amounts at all such offices is illegal or effectively precluded by exchange controls or other similar restrictions on payment or receipt of such amounts and (iii) such payment is then permitted by United States law, without involving, in the opinion of the Issuer, any adverse tax consequence to the Issuer.

(d) **Payments subject to Fiscal Laws:** All payments are subject in all cases to any applicable fiscal or other laws, regulations and directives, but without prejudice to the provisions of Condition 8. No commission or expenses shall be charged to the Noteholders or Couponholders in respect of such payments.

(e) **Appointment of Agents:** The Fiscal Agent, the Paying Agents, the Registrar, the Transfer Agents the DTC Paying Agent and the Calculation Agent initially appointed by the Issuer and their respective specified offices are listed below. The Fiscal Agent, the Paying Agents, the Registrar, the Transfer Agents, the Issuing Agent, the DTC Paying Agent and the Calculation Agent act solely as agents of the Issuer and do not assume any obligation or relationship of

agency or trust for or with any Noteholder or Couponholder. The Issuer reserves the right at any time to vary or terminate the appointment of the Fiscal Agent, any other Paying Agent, the Registrar, the Transfer Agents, the Issuing Agent, the DTC Paying Agent or the Calculation Agent and to appoint additional or other Paying Agents or Transfer Agents, provided that the Issuer shall at all times maintain (i) a Fiscal Agent, (ii) a Registrar in relation to Registered Notes, (iii) a Transfer Agent in relation to Registered Notes, (iv) a DTC Paying Agent in respect of Registered Notes cleared through DTC, (v) one or more Calculation Agent(s) where the Conditions so require, (vi) Paying Agents having specified offices in at least two major European cities (including Luxembourg so long as the Notes are listed on the regulated market of the Luxembourg Stock Exchange and the rules of that stock exchange so requires), (vii) a Paying Agent with a specified office in a European Union Member State that will not be obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC or any European Union Directive implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to such Directive (viii) such other agents as may be required by the rules of any other stock exchange on which the Notes may be listed.

In addition, the Issuer shall forthwith appoint a Paying Agent in New York City in respect of any Notes denominated in U.S. dollars in the circumstances described in paragraph (c) above.

Notice of any such change or any change of any specified office shall promptly be given to the Noteholders in accordance with Condition 14 below.

(f) **Unmatured Coupons and Receipts and Unexchanged Talons:**

(i) Unless the Notes provide that the relative Coupons are to become void upon the due date for redemption of those Notes, Bearer Notes shall be surrendered for payment together with all unmatured Coupons (if any) appertaining thereto, failing which an amount equal to the face value of each missing unmatured Coupon (or, in the case of payment not being made in full, that proportion of the amount of such missing unmatured Coupon that the sum of principal so paid bears to the total principal due) shall be deducted from the Final Redemption Amount, Early Redemption Amount or Optional Redemption Amount, as the case may be, due for payment. Any amount so deducted shall be paid in the manner mentioned above against surrender of such missing Coupon within a period of 10 years from the Relevant Date for the payment of such principal (whether or not such Coupon has become void pursuant to Condition 9).

(ii) If the Notes so provide, upon the due date for redemption of any Bearer Note, unmatured Coupons relating to such Note (whether or not attached) shall become void and no payment shall be made in respect of them.

(iii) Upon the due date for redemption of any Bearer Note, any unexchanged Talon relating to such Note (whether or not attached) shall become void and no Coupon shall be delivered in respect of such Talon.

(iv) Upon the due date for redemption of any Bearer Note that is redeemable in instalments, all Receipts relating to such Note having an Instalment Date falling on or after such due date (whether or not attached) shall become void and no payment shall be made in respect of them.

(v) Where any Bearer Note that provides that the relative unmatured Coupons are to become void upon the due date for redemption of those Notes is presented for

redemption without all unmatured Coupons, and where any Bearer Note is presented for redemption without any unexchanged Talon relating to it, redemption shall be made only against the provision of such indemnity as the Issuer may require.

(vi) If the due date for redemption of any Note is not a due date for payment of interest, interest accrued from the preceding due date for payment of interest or the Interest Commencement Date, as the case may be, shall only be payable against presentation (and surrender if appropriate) of the relevant Bearer Note or the Certificate representing the Note, as the case may be. Interest accrued on a Note that only bears interest after its Maturity Date shall be payable on redemption of such Note against presentation of the relevant Note.

(g) **Talons:** On or after the Interest Payment Date for the final Coupon forming part of a Coupon sheet issued in respect of any Note, the Talon forming part of such Coupon sheet may be surrendered at the specified office of the Fiscal Agent in exchange for a further Coupon sheet (and if necessary another Talon for a further Coupon sheet) (but excluding any Coupons that may have become void pursuant to Condition 9).

(h) **Non-Business Days:** If any date for payment in respect of any Note, Receipt or Coupon is not a business day, the holder shall not be entitled to payment until the next following business day nor to any interest or other sum in respect of such postponed payment. In this paragraph, "business day" means a day (other than a Saturday or a Sunday) on which banks and foreign exchange markets are open for business in the relevant place of presentation, in such jurisdictions as shall be specified as "Financial Centres" hereon and:

(i) (in the case of a payment in a currency other than euro) where payment is to be made by transfer to an account maintained with a bank in the relevant currency, on which foreign exchange transactions may be carried on in the relevant currency in the principal financial centre of the country of such currency; or

(ii) (in the case of a payment in euro) which is a TARGET Business Day.

## 8 Taxation

(a) **Notes other than those issued through the Issuer's London branch:** Interest and other income payable by or on behalf of the Issuer with respect to such Notes which constitute *obligations* and are being issued (or being deemed to be issued) outside the Republic of France and any related Receipts and Coupons benefit under present law from the exemption provided for in Article 131 *quater* of the *Code Général des Impôts* (French General Tax Code) from deduction of tax at source. Accordingly, all payments in respect of such Notes, Receipts and Coupons will be made without deduction for, or on account of, taxes imposed by or on behalf of the Republic of France or any taxing authority thereof. Notes constituting *obligations* will be issued (or deemed to be issued) outside France (i) in the case of syndicated or non-syndicated issues, if they are denominated in euro, (ii) in the case of issues of Notes denominated in currencies other than euro and syndicated through an international syndicate, if, *inter alia*, the Issuer and the relevant Dealers agree not to offer the Notes to the public in the Republic of France (i.e., such securities are offered in the Republic of France only to "qualified investors" as described in article L. 411-2 of the *Code monétaire et financier*,other than individuals) and the issue of such Notes is not subject to the *Autorité des marchés financiers* (other than a submission to the *Autorité des marchés financiers* for the sole purpose of listing such Notes on Euronext Paris S.A.) or (iii) in the case of non-syndicated issues of Notes denominated in currencies other than euro that are not syndicated through an international syndicate, if each of the subscribers is domiciled or resident for tax purposes outside the Republic of France and is not acting through a

permanent establishment or fixed base therein, in each case as more fully set out in the Circular 5 I-11-98 of the *Direction Générale des Impôts* dated 30 September, 1998.

The tax regime applicable to such Notes which do not constitute *obligations* will be set out in the relevant Final Terms.

(b) **Notes issued through the Issuer's London branch:** All payments in respect of such Notes, Receipts and Coupons shall be made free and clear of, and without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges imposed or levied by or on behalf of the United Kingdom or the Republic of France, or any authority in, or of the United Kingdom or the Republic of France having the power to tax, unless the withholding or deduction of such taxes is required by law.

(c) **Additional Amounts:** If French law or (in the case of Notes issued through the Issuer's London branch) the laws or regulations of the United Kingdom or (in the case of Notes issued through the Issuer's London branch) English law should require that payments of principal or interest in respect of any Note be subject to deduction or withholding in respect of any present or future taxes, duties, assessments or other governmental charges of whatever nature imposed or levied by or on behalf of (i) the Republic of France or any authority in the Republic of France or of the Republic of France or (ii) (in the case of Notes issued through its London branch) the United Kingdom or any authority in the United Kingdom or of the United Kingdom, in each case having power to tax, the Issuer shall, to the fullest extent then permitted by French law or (as the case may be) the law and regulations of the United Kingdom, pay such additional amounts as may be necessary in order that the holders of Notes, Receipts or Coupons, after such deduction or withholding, will receive the full amount then due and payable thereon in the absence of such withholding or deduction; provided, however, that the Issuer shall not be liable to pay any such additional amounts in respect of any Note, Receipt or Coupon:

(i) to, or to a third party on behalf of, a holder who is subject to such taxes, duties, assessments or governmental charges in respect of such Note, Receipt or Coupon by reason of his having some connection with the Republic of France or (in the case of Notes issued through its London branch) the United Kingdom, in each case, other than the mere holding of such Note, Receipt or Coupon; or

(ii) presented for payment more than 30 days after the Relevant Date, except to the extent that the holder thereof would have been entitled to such additional amounts on presenting the same for payment on or before the thirtieth such day; or

(iii) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other European Union Directive implementing the conclusions of the ECOFIN Council meeting of 26th-27th November 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(iv) presented (or in respect of which the Certificate representing it is presented) for payment by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note (or the Certificate representing it), Receipt or Coupon to another Paying Agent in a Member State of the European Union

As used in these Conditions, "Relevant Date" in respect of any Note, Receipt or Coupon means the date on which payment in respect of it first becomes due or (if any amount of the money payable is improperly withheld or refused) the date on which payment in full of the

amount outstanding is made or (if earlier) the date seven days after that on which notice is duly given to the Noteholders that, upon further presentation of the Note, Receipt or Coupon being made in accordance with the Conditions, such payment will be made, provided that payment is in fact made upon such presentation. References in these Conditions to (i) "principal" shall be deemed to include any premium payable in respect of the Notes, all Instalment Amounts, Redemption Amounts, Amortised Face Amounts and all other amounts in the nature of principal payable pursuant to Condition 6 or any amendment or supplement to it, (ii) "interest" shall be deemed to include all Interest Amounts and all other amounts payable pursuant to Condition 5 or any amendment or supplement to it and (iii) "principal" and/or "interest" shall be deemed to include any additional amounts that may be payable under this Condition.

(d) Supply of Information: Each Noteholder shall be responsible for supplying, in a timely manner, any information as may be required in order to comply with the identification and reporting obligations imposed on it by the European Council Directive 2003/48/EC or any European Directive implementing the conclusions of the ECOFIN Council Meeting of 26-27 November 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to such Directive.

## 9 Prescription

Claims against the Issuer for payment in respect of the Notes, Receipts and Coupons (which for this purpose shall not include Talons) shall be prescribed and become void unless made within 10 years (in the case of principal) or five years (in the case of interest) from the appropriate Relevant Date in respect of them.

## 10 Events of Default

If any of the following events ("**Events of Default**") occurs and is continuing, the holder of any Note may give written notice to the Fiscal Agent at its specified office that such Note is immediately repayable, whereupon the Early Redemption Amount of such Note together with accrued interest to the date of payment shall become immediately due and payable, unless such event of default shall have been remedied prior to the receipt of such notice by the Fiscal Agent:

(a) In the case of Unsubordinated Notes:

(i) **Non-Payment:** default is made for more than 30 days (in the case of interest) or 20 days (in the case of principal) in the payment on the due date of interest or principal in respect of any of the Notes; or

(ii) **Breach of Other Obligations:** any obligation of the Issuer relating to the Notes is not fulfilled within a period of 60 days following the date on which a written notification requiring the same to be remedied shall have been given to the Fiscal Agent by any Noteholder; or

(iii) **Insolvency:** (A) the Issuer applies for or is subject to (i) a conciliation procedure (*conciliation*) or (ii) a corporate protection procedure (*procédure de sauvegarde*) or (B) a judgment is issued for (i) the judicial reorganization (*redressement judiciaire*) of the Issuer or (ii) the judicial liquidation (*liquidation judiciaire*) of the Issuer or (iii) the Issuer is subject to similar proceedings except in the case of a disposal, merger or other reorganisation in which all of or substantially all of the Issuer's assets are transferred to a French legal entity which simultaneously assumes all of the Issuer's debt and liabilities including the Notes and whose main purpose is the continuation of, and which effectively continues, the Issuer's business.

(b) In the case of the Subordinated Notes, if any judgment is rendered by any competent court declaring the judicial liquidation (*liquidation judiciaire*) of the Issuer or if the Issuer is liquidated for any other reason.

## 11 Meetings of Noteholders and Modifications

(a) **Meetings of Noteholders:** The Agency Agreement contains provisions for convening meetings of Noteholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution (as defined in the Agency Agreement) of a modification of any of these Conditions. Such a meeting may be convened by Noteholders holding not less than 10 per cent. in nominal amount of the Notes for the time being outstanding. The quorum for any meeting convened to consider an Extraordinary Resolution shall be two or more persons holding or representing a clear majority in principal amount of the Notes for the time being outstanding, or at any adjourned meeting two or more persons being or representing Noteholders whatever the principal amount of the Notes held or represented, unless the business of such meeting includes consideration of proposals, *inter alia*, (i) to amend the dates of maturity or redemption of the Notes, any Instalment Date or any date for payment of interest or Interest Amounts on the Notes, (ii) to reduce or cancel the nominal amount of, or any Instalment Amount of, or any premium payable on redemption of, the Notes, (iii) to reduce the rate or rates of interest in respect of the Notes or to vary the method or basis of calculating the rate or rates or amount of interest or the basis for calculating any Interest Amount in respect of the Notes, (iv) if a Minimum and/or a Maximum Rate of Interest, Instalment Amount or Redemption Amount is shown hereon, to reduce any such Minimum and/or Maximum, (v) to vary any method of, or basis for, calculating the Final Redemption Amount, the Early Redemption Amount or the Optional Redemption Amount, including the method of calculating the Amortised Face Amount, (vi) to vary the currency or currencies of payment or denomination of the Notes, (vii) to take any steps that as specified hereon may only be taken following approval by an Extraordinary Resolution to which the special quorum provisions apply or (viii) to modify the provisions concerning the quorum required at any meeting of Noteholders or the majority required to pass the Extraordinary Resolution, in which case the necessary quorum shall be two or more persons holding or representing not less than 75 per cent. or at any adjourned meeting not less than 25 per cent. in nominal amount of the Notes for the time being outstanding. Any Extraordinary Resolution duly passed shall be binding on Noteholders (whether or not they were present at the meeting at which such resolution was passed) and on all Couponholders.

In addition, in the case of any issue of Subordinated Notes, any proposed modification of any provisions of the Notes will be subject to the prior approval of the *Secrétariat Général* of the *Commission Bancaire* in France.

These Conditions may be amended, modified or varied in relation to any Series of Notes by the terms of the relevant Final Terms in relation to such Series.

(b) **Modification of Agency Agreement:** The Issuer shall only permit any modification of, or any waiver or authorisation of any breach or proposed breach of or any failure to comply with, the Agency Agreement, if, in the sole opinion of the Issuer, to do so could not reasonably be expected to be prejudicial to the interests of the Noteholders.

## 12 Replacement of Notes, Receipts, Coupons and Talons

If a Note, Receipt, Coupon or Talon is lost, stolen, mutilated, defaced or destroyed, it may be replaced, subject to applicable laws, regulations and stock exchange regulations, at the specified office of the Fiscal Agent (in the case of Bearer Notes) and of the Registrar (in the case of Registered Notes) or such other Paying Agent or Transfer Agent, as the case may be, as may from time to time be designated by the Issuer for the purpose and notice of whose designation is given to

Noteholders, in each case on payment by the claimant of the fees and costs incurred in connection therewith and on such terms as to evidence, security and indemnity (which may provide, *inter alia*, that if the allegedly lost, stolen or destroyed Note, Receipt, Coupon or Talon is subsequently presented for payment or, as the case may be, for exchange for further Coupons, there shall be paid to the Issuer on demand the amount payable by the Issuer in respect of such Notes, Receipts, Coupons or further Coupons) and otherwise as the Issuer may require. Mutilated or defaced Notes, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

## 13 Further Issues

The Issuer may from time to time without the consent of the Noteholders or Couponholders create and issue further notes having the same terms and conditions as the Notes (so that, for the avoidance of doubt, references in the conditions of such notes to "Issue Date" shall be to the first issue date of the Notes) and so that the same shall be consolidated and form a single series with such Notes, and references in these Conditions to "Notes" shall be construed accordingly. For the purpose of French law, such further notes shall be assimilated (*assimilables*) to the Notes as regards their financial service.

## 14 Notices

Notices to the holders of Registered Notes shall be mailed to them at their respective addresses in the Register and deemed to have been given on the fourth weekday ("weekday" being a day other than a Saturday or a Sunday) after the date of mailing and shall be published, so long as such Registered Notes are listed on the regulated market of the Luxembourg Stock Exchange, on the website of the Luxembourg Stock Exchange ("www.bourse.lu"). Notices to the holders of Bearer Notes shall be valid if published in a daily newspaper of general circulation in London (which is expected to be the *Financial Times*) and so long as the Notes are listed on the regulated market of the Luxembourg Stock Exchange, on the website of the Luxembourg Stock Exchange ("www.bourse.lu"). If any such publication is not practicable, notice shall be validly given if published in another leading daily English language newspaper with general circulation in Europe. Any such notice shall be deemed to have been given on the date of such publication or, if published more than once or on different dates, on the date of the first publication as provided above.

Couponholders shall be deemed for all purposes to have notice of the contents of any notice given to the holders of Bearer Notes in accordance with this Condition.

## 15 Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of the Notes under the Contracts (Rights of Third Parties) Act 1999.

## 16 Governing Law and Jurisdiction

(a) **Governing Law:** The Notes, the Receipts, the Coupons, the Talons and the Agency Agreement are governed by, and shall be construed in accordance with, English law, except that the provisions of Condition 3(b) are governed by, and shall be construed in accordance with, French law.

(b) **Jurisdiction:** The High Court of Justice in England is to have jurisdiction to settle any disputes that may arise out of or in connection with any Notes, Receipts, Coupons or Talons and accordingly any legal action or proceedings arising out of or in connection with any Notes, Receipts, Coupons or Talons ("**Proceedings**") may be brought in such court. The Issuer irrevocably submits to the jurisdiction of the High Court of Justice and waives any objection to Proceedings in such court on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum. This submission is made for the benefit of each of the holders of the Notes, Receipts, Coupons and Talons and shall not affect

the right of any of them to take Proceedings in any other court of competent jurisdiction nor shall the taking of Proceedings in one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not).

(c) **Service of Process:** The Issuer irrevocably appoints Crédit Agricole S.A., London branch acting through its Branch Agent from time to time currently at 122 Leadenhall Street, London EC3V 4HQ as its agent in England to receive, for it and on its behalf, service of process in any Proceedings in England. Such service shall be deemed completed on delivery to such process agent (whether or not, it is forwarded to and received by the Issuer). If for any reason such process agent ceases to be able to act as such or no longer has an address in London, the Issuer irrevocably agrees to appoint a substitute process agent and shall immediately notify Noteholders of such appointment in accordance with Condition 14. Nothing shall affect the right to serve process in any manner permitted by law.

## FORM OF THE NOTES

**Initial Issue of Bearer Notes**

Each Tranche of Bearer Notes will be initially represented by a temporary Global Note if (i) definitive Notes generally will be made available to Noteholders following the expiry of 40 days after their initial issue date in accordance with their terms and (ii) such Notes have an initial maturity of more than one year and are being issued in compliance with the D Rules, otherwise such Tranche will at all times be represented by a permanent Global Note.

If the Global Notes are stated in the applicable Final Terms to be issued in NGN form, they are intended to be eligible collateral for Eurosystem monetary policy and the Global Notes will be delivered on or prior to the original issue date of the Tranche to a Common Safekeeper.

Global Notes which are issued in CGN form may be delivered on or prior to the original issue date of the Tranche to a Common Depositary.

Upon the initial deposit of a Global Note with a common depositary for Euroclear and Clearstream, Luxembourg (the "**Common Depositary**"), Euroclear or Clearstream, Luxembourg will credit each subscriber with a nominal amount of Notes equal to the nominal amount thereof for which it has subscribed and paid. If the Global Note is an NGN, the nominal amount of the Notes shall be the aggregate amount from time to time entered in the records of Euroclear or Clearstream, Luxembourg. The records of such clearing system shall be conclusive evidence of the nominal amount of Notes represented by the Global Note and a statement issued by such clearing system at any time shall be conclusive evidence of the records of the relevant clearing system at that time.

Notes that are initially deposited with the Common Depositary may (if indicated in the relevant Final Terms) also be credited to the accounts of subscribers with other clearing systems through direct or indirect accounts with Euroclear and Clearstream, Luxembourg held by other clearing systems. Conversely, Notes that are initially deposited with any other clearing system may similarly be credited to the accounts of subscribers with Euroclear, Clearstream, Luxembourg or other clearing systems.

**Initial Issue of Registered Notes**

Regulation S Notes will initially be represented by interests in one or more Unrestricted Global Certificates, without interest coupons, deposited with and registered in the name of a nominee of, a common depositary for Clearstream, Luxembourg and Euroclear on its (or their) Issue Date. Rule 144A Notes will initially be represented by interests in one or more Restricted Global Certificates, without interest coupons, deposited with a custodian for, and registered in the name of a nominee of, DTC on its (or their) Issue Date. Section 4(2) Notes will be represented by Definitive Registered Notes. Restricted Notes will be subject to certain restrictions on transfer, and Restricted Global Certificates and Definitive Registered Notes evidencing Restricted Notes will bear a legend to such effect. See "Clearing and Settlement" and "Transfer Restrictions."

Definitive Registered Notes will not be issued in exchange for interests in Global Certificates, except in certain limited circumstances as set out below.

A summary of certain provisions which apply to the Registered Notes while they are in global form, some of which modify the effect of the terms and conditions of the Notes set out in this document, is set out below.

*Transfer of Definitive Registered Notes*

Upon the transfer or replacement of a Definitive Registered Note evidencing Restricted Notes and bearing the legend referred to under "Transfer Restrictions", or upon specific request for removal of the legend on a Definitive Registered Note, as the case may be, the Issuer will deliver only

Definitive Registered Notes that bear such legend or will refuse to remove such legend, as the case may be, unless there is delivered to the Issuer and the Registrar such satisfactory evidence, which may include an opinion of counsel, as may reasonably be required by the Issuer that neither the legend nor the restrictions on transfer set forth therein are required to ensure compliance with the provisions of the Securities Act.

The Registrar will not register the transfer of or exchange of interests in a Registered Global Certificate for Definitive Registered Notes during the Closed Periods referred to in Condition 2(f). See "Terms and Conditions of the Notes."

With respect to the registration of transfer of any Definitive Registered Notes which bear such legend as aforesaid, the Registrar will register the transfer of any such Definitive Registered Notes only if the transferor, in the form of transfer on such Definitive Registered Notes, has certified to the effect that such transfer is in compliance with such legend.

**Relationship of Accountholders with Clearing Systems**

Each of the persons shown in the records of Euroclear, Clearstream, Luxembourg, DTC, an Approved Intermediary or any other permitted clearing system (an "**Alternative Clearing System**") as the holder of a Note represented by a Global Note or a Global Certificate must look solely to Euroclear, Clearstream, Luxembourg, DTC, such Approved Intermediary or such other clearing system (as the case may be) for his share of each payment made by the Issuer to the bearer of such Global Note or the holder of the underlying Registered Notes, as the case may be, and in relation to all other rights arising under the Global Notes or Global Certificates, subject to and in accordance with the respective rules and procedures of Euroclear, Clearstream, Luxembourg, DTC, an Approved Intermediary or such other clearing system (as the case may be). Such persons shall have no claim directly against the Issuer in respect of payments due on the Notes for so long as the Notes are represented by such Global Note or Global Certificate and such obligations of the Issuer will be discharged by payment to the bearer of such Global Note or the holder of the underlying Registered Notes, as the case may be, in respect of each amount so paid.

**Denomination**

Notes will be in such denominations as may be specified in the relevant Final Terms, provided that, (i) the minimum denomination of each Note will be such as may be allowed or required from time to time by the relevant central bank (or equivalent body, however called) or any laws or regulations applicable to the Issuer or the relevant Specified Currency; (ii) as this Base Prospectus has not been approved by the relevant competent authority of the Issuer's country of incorporation for the purposes of the Prospectus Directive, in the case of any Notes admitted to trading on an ISD Regulated Market or offered to the public within the territory of any EEA Member State, in each case in circumstances which require the publication of a prospectus under the Prospectus Directive, the minimum denomination shall be €1,000 (or its equivalent in any other currency as at the date of issue of those Notes) and (iii) unless otherwise set forth in the applicable Final Terms, Rule 144A Notes shall be in minimum denominations of U.S.$100,000 (or its equivalent in the currency in which such Notes are denominated, if different, rounded upwards as agreed between the Issuer and the relevant Dealers) and Section 4(2) Notes shall be in minimum denominations of U.S.$500,000 (or its equivalent as aforesaid).

**Exchange of Global Notes and Global Certificates**

(1) **Temporary Global Notes.** Each temporary Global Note will be exchangeable, free of charge to the holder, on or after its Exchange Date:

    (i) if the relevant Final Terms indicates that such Global Note is issued in compliance with the C Rules or in a transaction to which TEFRA is not applicable (as to which, see "Summary of the Programme and of the Terms and Conditions of the Notes—

Selling Restrictions"), in whole, but not in part, for the Definitive Notes defined and described below; and

(ii) otherwise, in whole or in part upon certification as to non-U.S. beneficial ownership in the form set out in the Agency Agreement for interests in a permanent Global Note or, if so provided in the relevant Final Terms, for Definitive Notes.

Each temporary Global Note that is also an Exchangeable Bearer Note will be exchangeable for Registered Notes in accordance with the Conditions in addition to any permanent Global Note or Definitive Bearer Notes for which it may be exchangeable and, before its Exchange Date, will also be exchangeable in whole or in part for Registered Notes only.

(2) **Permanent Global Notes.** Each permanent Global Note will be exchangeable, free of charge to the holder, on or after its Exchange Date in whole but not, except as provided under "Partial Exchange of Permanent Global Notes and Global Certificates", in part for Definitive Bearer Notes or, in the case of (iii) below, Registered Notes:

(i) unless principal in respect of any Notes is not paid when due, by the Issuer giving notice to the Noteholders and the Fiscal Agent of its intention to effect such exchange;

(ii) if the relevant Final Terms provides that such Global Note is exchangeable at the request of the holder, by the holder giving notice to the Fiscal Agent of its election for such exchange;

(iii) if the permanent Global Note is an Exchangeable Bearer Note, by the holder giving notice to the Fiscal Agent of its election to exchange the whole or a part of such Global Note for Registered Notes; and

(iv) otherwise, (1) if the permanent Global Note is held on behalf of Euroclear or Clearstream, Luxembourg or an Alternative Clearing System and any such clearing system is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or in fact does so or (2) if principal in respect of any Notes is not paid when due, by the holder giving notice to the Fiscal Agent of its election for such exchange.

(3) **Unrestricted Global Certificates.** Each Unrestricted Global Certificate will be exchangeable, free of charge to the holder, on or after its Exchange Date in whole but not, except as provided under "Partial Exchange of Permanent Global Notes and Global Certificates", in part, for Definitive Registered Notes:

(i) if Euroclear or Clearstream, Luxembourg or an Alternative Clearing System and any such clearing system is closed for business for a continuous period of 14 days (other than by reason of holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so; or

(ii) if principal in respect of any Notes is not paid when due; or

(iii) with the consent of the Issuer,

provided that, in the case of the first transfer of part of a holding pursuant to (i) or (ii) above, the registered holder has given the Registrar not less than 30 days' notice at its specified office of the registered holder's intention to effect such transfer.

(4) **Restricted Global Certificates.** Each Restricted Global Certificate will be exchangeable, free of charge to the holder, on or after its Exchange Date in whole but not, except as

provided under "Partial Exchange of Permanent Global Notes and Global Certificates", in part, for Definitive Registered Notes:

(i) if DTC notifies the Issuer that it is no longer willing or able to discharge properly its responsibilities as depositary with respect to the relevant Restricted Global Certificate or DTC ceases to be a "clearing agency" registered under the Exchange Act or is at any time no longer eligible to act as such, and the Issuer is unable to locate a qualified successor within 90 days of receiving notice of such ineligibility on the part of DTC; or

(ii) if principal in respect of any Notes is not paid when due; or

(iii) with the consent of the Issuer,

provided that, in the case of the first transfer of part of a holding pursuant to (i) or (ii) above, the registered holder has given the Registrar not less than 30 days' notice at its specified office of the registered holder's intention to effect such transfer. Definitive Registered Notes issued in exchange for a beneficial interest in the Restricted Global Certificate shall bear the legend applicable to such Notes as set out under "Transfer Restrictions".

(5) **Partial Exchange of Permanent Global Notes and Global Certificates.** For so long as a permanent Global Note or Global Certificate is held on behalf of a clearing system and the rules of that clearing system permit, such permanent Global Note or Global Certificate will be exchangeable in part on one or more occasions (1) in the case of a permanent Global Note, for Definitive Registered Notes if the permanent Global Note is an Exchangeable Bearer Note and the part submitted for exchange is to be exchanged for Registered Notes; or (2) for Definitive Bearer Notes or Definitive Registered Notes, as the case may be (i) if principal in respect of any Notes is not paid when due or (ii) if so provided in, and in accordance with, the Conditions (which will be set out in the relevant Final Terms) relating to Partly-Paid Notes.

(6) **Delivery of Notes.** If the Global Note is a CGN, on or after any due date for exchange the holder of a Global Note may surrender such Global Note or, in the case of a partial exchange, present it for endorsement to or to the order of the Fiscal Agent. In exchange for any Global Note, or the part thereof to be exchanged, the Issuer will (i) in the case of a temporary Global Note exchangeable for a permanent Global Note, deliver, or procure the delivery of, a permanent Global Note in an aggregate nominal amount equal to that of the whole or that part of a temporary Global Note that is being exchanged or, in the case of a subsequent exchange, endorse, or procure the endorsement of, a permanent Global Note to reflect such exchange or (ii) in the case of a Global Note exchangeable for Definitive Bearer Notes or Registered Notes, deliver, or procure the delivery of, an equal aggregate nominal amount of duly executed and authenticated Definitive Bearer Notes and/or Global Certificates or Definitive Registered Notes, as the case may be or if the Global Note is a NGN, procure that details of such exchange be entered *pro rata* in the records of the relevant clearing system. In this Base Prospectus, "Definitive Bearer Notes" means, in relation to any Global Note, the definitive Bearer Notes for which such Global Note may be exchanged (if appropriate, having attached to them all Coupons and Receipts in respect of interest or Instalment Amounts that have not already been paid on the Global Note and a Talon). Definitive Bearer Notes will be security printed, and Definitive Registered Notes will be printed, in accordance with any applicable legal and stock exchange requirements in or substantially in the form set out in the Schedules to the Agency Agreement. On exchange in full of each permanent Global Note, the Issuer will, if the holder so requests, procure that it is cancelled and returned to the holder together with the relevant Definitive Notes.

(7) **Exchange Date.** "Exchange Date" means:

(i) in relation to a temporary Global Note, the day falling after the expiry of 40 days after its issue date; and

(ii) in relation to a permanent Global Note, a day falling not less than 60 days, or in the case of an exchange for Registered Notes five days, or in the case of failure to pay principal in respect of any Notes when due 30 days, after that on which the notice requiring exchange is given, and

in either case, which day shall be one on which banks are open for business in the city in which the specified office of the Fiscal Agent is located and in the city in which the relevant clearing system is located.

(8) **Legend.** Each temporary Global Note, permanent Global Note and any Bearer Note, Talon, Coupon or Receipt issued in compliance with the D Rules under TEFRA will bear the following legend:

> "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Section 165(j) and 1287(a) of the Internal Revenue Code."

The sections of the U.S. Internal Revenue Code referred to in the legend provide that a United States taxpayer, with certain exceptions, will not be permitted to deduct any loss, and will not be eligible for capital gains treatment with respect to any gain realised on any sale, exchange or redemption of Bearer Notes or any related Coupons.

Each Restricted Global Certificate and each Definitive Registered Note issued in exchange for a beneficial interest in a Restricted Global Certificate or representing Section 4(2) Notes will bear a legend as described under "Transfer Restrictions".

**Amendment to Conditions in Respect of Notes while in Global Form**

The temporary Global Notes, permanent Global Notes and Global Certificates contain provisions that apply to the Notes that they represent, some of which modify the effect of the terms and conditions of the Notes set out in this Base Prospectus. The following is a summary of certain of those provisions:

(1) **Payments.** No payment falling due after the Exchange Date will be made on any Global Note unless exchange for an interest in a permanent Global Note or for Definitive Notes or Registered Notes is improperly withheld or refused. Payments on any temporary Global Note issued in compliance with the D Rules before the Exchange Date will only be made against presentation of certification as to non-U.S. beneficial ownership in the form set out in the Agency Agreement. All payments in respect of Notes represented by a Global Note will be made against presentation for endorsement and, if no further payment falls to be made in respect of the Notes, surrender of that Global Note to or to the order of the Fiscal Agent or such other Paying Agent as shall have been notified to the Noteholders for such purpose. If the Global Note is a CGN, a record of each payment so made will be endorsed on each Global Note, which endorsement will be *prima facie* evidence that such payment has been made in respect of the Notes. If the Global Note is a NGN, the Issuer shall procure that details of each such payment shall be entered *pro rata* in the records of the relevant clearing system and the nominal amount of the Notes will be reduced accordingly. Each payment so made will discharge the Issuer's obligations in respect thereof. Any failure to make entries in the records of the relevant clearing system shall not affect such discharge. In the case of payments made in respect of Notes not being issued outside the Republic of France, proof of non-residency (if any) shall be supplied to the Fiscal Agent by Euroclear, Clearstream, Luxembourg or any Alternative Clearing System in accordance with the rules of such clearing system.

(2) **Prescription.** Claims against the Issuer in respect of Notes that are represented by a permanent Global Note will become void unless it is presented for payment within a period of ten years (in the case of principal) and five years (in the case of interest) from the appropriate Relevant Date (as defined in Condition 9).

(3) **Meetings.** The holder of a permanent Global Note or Global Certificate shall (unless such permanent Global Note or Global Certificate represents only one Note) be treated as being two persons for the purposes of any quorum requirements of a meeting of Noteholders and, at any such meeting, as having one vote in respect of each minimum Specified Denomination of Notes for which such Global Note may be exchanged or in respect of each Registered Note represented by such Global Certificate.

(4) **Cancellation.** Cancellation of any Note represented by a permanent Global Note that is required by the Conditions to be cancelled (other than upon its redemption) will be effected by reduction in the nominal amount of the relevant permanent Global Note.

(5) **Purchase.** Notes represented by a permanent Global Note or a Global Certificate may only be purchased by the Issuer if they are purchased together with the rights to receive all future payments of interest and Instalment Amounts (if any) thereon.

(6) **Issuer's Option.** Any option of the Issuer provided for in any Condition of any Notes while such Notes are represented by a permanent Global Note or a Global Certificate shall be exercised by the Issuer giving notice to the Noteholders within the time limits set out in and containing the information required by the relevant Condition, except that the notice shall not be required to contain the serial numbers of Notes drawn in the case of a partial exercise of an option and accordingly no drawing of Notes shall be required. In the event that any option of the Issuer is exercised in respect of some but not all of the Notes of any Series, the rights of account holders with a clearing system or Approved Intermediary in respect of the Notes will be governed by the standard procedures of Euroclear and/or Clearstream, Luxembourg (to be reflected in the records of Euroclear and Clearstream, Luxembourg as either a pool factor or a reduction in nominal amount, at their discretion), or any other Alternative Clearing System (as the case may be).

(7) **Noteholders' Options.** Any option of the Noteholders provided for in the Conditions of any Notes while such Notes are represented by a permanent Global Note or a Global Certificate may be exercised by the holder of the permanent Global Note or of the Registered Notes represented by the Global Certificate giving notice to the Fiscal Agent within the time limits relating to the deposit of Notes with a Paying Agent or Transfer Agent, as the case may be, set out in the Conditions substantially in the form of the notice available from any Paying Agent or Transfer Agent, except that the notice shall not be required to contain the serial numbers of the Notes in respect of which the option has been exercised, and stating the nominal amount of Notes in respect of which the option is exercised and at the same time, where the permanent Global Note is a CGN, presenting the permanent Global Note or Global Certificate to the Fiscal Agent, or to a Paying Agent acting on behalf of the Fiscal Agent or Transfer Agent, as the case may be, for notation. Where the permanent Global Note is an NGN, the Issuer shall procure that any exchange, payment, cancellation, exercise of any option or any right under the Notes, as the case may be, shall be entered in the records of the relevant clearing systems and upon any such entry being made, the nominal amount of the Notes represented by such Global Note shall be adjusted accordingly.

(8) **Events of Default.** Each Global Note and Global Certificate provides that the holder may cause such Global Note, or a portion of it, or Registered Notes represented by such Global Certificate, as the case may be, to become due and repayable in the circumstances described in Condition 10 by stating in the notice to the Fiscal Agent the nominal amount of

such Global Note or Registered Notes represented by such Global Certificate that is becoming due and repayable. If principal in respect of any Note is not paid when due, the holder of a Global Note or Registered Notes represented by a Global Certificate may elect for direct enforcement rights against the Issuer under the terms of an Amended and Restated Deed of Covenant executed as a deed by the Issuer on 30 September 2005 to come into effect in relation to the whole or a part of such Global Note or one or more Registered Notes in favour of the persons entitled to such part of such Global Note or such Registered Notes, as the case may be, as accountholders with a clearing system. Following any such acquisition of direct rights, the Global Note or, as the case may be, the Global Certificate and the corresponding entry in the Register kept by the Registrar will become void as to the specified portion or Registered Notes, as the case may be. However, no such election may be made in respect of Notes represented by a Global Certificate unless the transfer of the whole or a part of the holding of Notes represented by that Global Certificate shall have been improperly withheld or refused.

(9) **Notices.** So long as any Notes are represented by a Global Note or Global Certificate and such Global Note or Global Certificate is held on behalf of a clearing system, notices to the holders of Notes of that Series may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders in substitution for publication as required by the Conditions or by delivery of the relevant notice to the holder of the Global Note or Global Certificate except that so long as the Notes are listed on the regulated market of the Luxembourg Stock Exchange and the rules of that exchange so require, notices shall also be published on the website of the Luxembourg Stock Exchange ("www.bourse.lu").

**Partly-Paid Notes**

The provisions relating to Partly-Paid Notes are not set out in this Base Prospectus, but will be contained in the relevant Final Terms and thereby in the Global Notes or Global Certificates relating to such Partly-Paid Notes. While any instalments of the subscription moneys due from the holder of Partly-Paid Notes are overdue, no interest in a Global Note or Global Certificate representing such Notes may be exchanged for an interest in a permanent Global Note or for Definitive Notes or Registered Notes (as the case may be). If any Noteholder fails to pay any instalment due on any Partly-Paid Notes within the time specified, the Issuer may forfeit such Notes and shall have no further obligation to their holder in respect of them.

## FORM OF FINAL TERMS

*The Final Terms for each Tranche of Notes will contain such of the following information (which may be modified in relation to any particular issue of Notes by agreement between the Issuer, the Fiscal Agent and the relevant Dealer(s)) as is applicable in respect of such Notes (all references to numbered Conditions being to the relevant Conditions in "Terms and Conditions of the Notes").*

**Final Terms dated [•]**

**[Logo, if document is printed]**

**Crédit Agricole S.A.**
**[acting through its London branch]**
**Euro 40,000,000,000**
**Euro Medium Term Note Programme**

**SERIES NO: [•]**
**TRANCHE NO: [•]**
**[Brief description and Amount of Notes]**
**Issued by: Crédit Agricole S.A. [acting through its London branch] (the "Issuer")**

**[Name(s) of Dealer(s)]**

**PART A – CONTRACTUAL TERMS**

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 19 May 2006 [and the supplement to the Base Prospectus dated [•] which [together] constitute[s] a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus [as so supplemented]. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus [and the supplement[s] to the Base Prospectus] [is] [are] available for viewing [on the website of the Issuer (www.credit-agricole-sa.fr)/ on the website of the Luxembourg Stock Exchange (www.bourse.lu)] and copies may be obtained [from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France/at the offices of the Luxembourg Stock Exchange].

Art.14.2PD
Arts. 26 and 33PR

*The following alternative language applies if the first tranche of an issue which is being increased was issued under a Base Prospectus or an Offering Circular with an earlier date.*

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the **Conditions**) set forth in the [Base Prospectus/Offering Circular] dated [original date] [and the supplement[s] to the Base Prospectus dated [•]]. This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Base Prospectus dated [•] 2006 [and the supplement[s] to the Base Prospectus dated [•], which [together] constitute[s] a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the [Base Prospectus/Offering Circular] dated [original date] [and the supplement[s] to the Base Prospectus]

dated [•] and are attached hereto. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the [Base Prospectus/Offering Circular] dated [original date] and the Base Prospectus dated [•] 2006 [and the supplement[s] to the Base Prospectus dated [•]]. The [Base Prospectus/Offering Circular] [and the supplement[s] to the Base Prospectus] are available for viewing [on the website of the Issuer (www.credit-agricole-sa.fr)/ on the website of the Luxembourg Stock Exchange (www.bourse.lu)] and copies may be obtained [from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France/at the offices of the Luxembourg Stock Exchange].

*[Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote guidance for completing the Final Terms.]*

*[When adding any other final terms or information in these Final Terms consideration should be given as to whether such terms or information constitute a "significant new factor" and consequently triggers the need for a supplement to the Base Prospectus under Article 16 of the Prospectus Directive.]*

| | | |
|---|---|---|
| 1 | Issuer: | Crédit Agricole S.A.[acting through its London branch] |
| 2 | (i) Series Number: | [•] |
| | (ii) [Tranche Number: *(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible).]* | [•] |
| 3 | Specified Currency or Currencies: | [•] |
| 4 | Aggregate Nominal Amount:: | |
| | (i) Series: | [•] |
| | (ii) Tranche: | [•] |
| 5 | Issue Price: | [•] per cent of the Aggregate Nominal Amount [plus accrued interest from [*insert date*] (*if applicable*)] |
| 6 | Specified Denominations: | [•] |
| 7 | [(i)] Issue Date : | [•] |
| | [(ii)] Interest Commencement Date : | [•] |
| 8 | Maturity Date: | [*specify date or (for Floating Rate Notes) Interest Payment Date falling in or nearest to the relevant month and year*] |
| 9 | Interest Basis: | [• % Fixed Rate]<br>[[*specify reference rate*] +/– • % Floating Rate]<br>[Zero Coupon]<br>[Index Linked Interest]<br>[Other (*specify*)]<br>(further particulars specified below) |

| | | |
|---|---|---|
| 10 | Redemption/Payment Basis: | [Redemption at par]<br>[Index Linked Redemption]<br>[Dual Currency]<br>[Partly Paid]<br>[Instalment]<br>[Other (*specify*)] |
| 11 | Change of Interest or Redemption/Payment Basis: | [*Specify details of any provision for convertibility of Notes into another interest or redemption/ payment basis*] |
| 12 | Put/Call Options: | [Noteholder Put]<br>[Issuer Call]<br>[(further particulars specified below)] |
| 13 | (i) Status of the Notes: | [Subordinated/Unsubordinated Notes] |
| | (ii) Dates of the corporate authorisations for issuance of the Notes: | [•] |
| 14 | Method of distribution: | [Syndicated/Non-syndicated] |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | |
|---|---|---|
| 15 | **Fixed Rate Note Provisions** | [Applicable/Not Applicable]<br>*(If not applicable, delete the remaining sub-paragraphs of this paragraph)* |
| | (i) Rate[(s)] of Interest: | [•] per cent. per annum [payable [annually/semi-annually/quarterly/monthly] in arrear] |
| | (ii) Specified Interest Payment Date(s): | [•] in each year [adjusted in accordance with *[specify Business Day Convention and any applicable Business Centre(s) for the definition of "Business Day"]*/not adjusted] |
| | (iii) Fixed Coupon Amount[(s)]: | [•] per [•] in Nominal Amount |
| | (iv) Broken Amount(s): | [*Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount[(s)]*] |
| | (v) Day Count Fraction: | [•] [30/360 /<br>Actual/Actual - (ICMA)[1]] [*specify other*] |
| | (vi) Determination Dates: | [•] in each year (*insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon. N.B. only relevant where Day Count Fraction is Actual/Actual (ICMA)*) |
| | (vii) Other terms relating to the method of calculating interest for Fixed Rate Notes: | [Not Applicable/*give details*] |
| 16 | **Floating Rate Note Provisions** | [Applicable/Not Applicable] |

[1] As of 1 July 2005, ISMA and IPMA have merged. The merged association is called ICMA (the International Capital Market Association).

| | |
|---|---|
| | *(If not applicable, delete the remaining sub-paragraphs of this paragraph)* |
| (i) Interest Period(s): | [•] |
| (ii) Specified Interest Payment Dates: | [•] |
| (iii) Business Day Convention: | [Floating Rate Convention/ Following Business Day Convention/ Modified Following Business Day Convention/ Preceding Business Day Convention/ other (*give details*)] |
| (iv) Business Centre(s): | [•] |
| (v) Manner in which the Rate(s) of Interest is/are to be determined: | [Screen Rate Determination/ISDA Determination/other (*give details)*] |
| (vi) Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent): | [•] |
| (vii) Screen Rate Determination: | |
| (Condition 5(b)(iii)(B)) | |
| – Relevant Time: | [•] |
| – Interest Determination Date: | [[•] *[TARGET] Business Days in [specify city] for [specify currency] prior to [the first day in each Interest Accrual Period/each Interest Payment Date]]* |
| – Primary Source for Floating Rate: | *[Specify relevant screen page or* "Reference Banks"] |
| – Reference Banks (if Primary Source is "**Reference Banks**"): | *[Specify four]* |
| – Relevant Financial Centre: | *[The financial centre most closely connected to the Benchmark]* |
| – Benchmark: | *[EURIBOR, LIBOR, LIBID, LIMEAN, or other benchmark]* |
| – Representative Amount: | *[Specify if screen or Reference Bank quotations are to be given in respect of a transaction of a specified notional amount]* |
| – Effective Date: | *[Specify if quotations are not to be obtained with effect from commencement of Interest Accrual Period]* |
| – Specified Duration: | *[Specify period for quotation if not duration of Interest Accrual Period]* |
| (viii) ISDA Determination: | |
| – Floating Rate Option: | [•] |
| – Designated Maturity: | [•] |

| | | |
|---|---|---|
| | – Reset Date: | [•] |
| | - ISDA Definitions (if different from those set out in the Conditions): | [•] |
| (ix) | Margin(s): | [+/-][•] per cent per annum |
| (x) | Minimum Rate of Interest: | [•] per cent per annum |
| (xi) | Maximum Rate of Interest: | [•] per cent per annum |
| (xii) | Day Count Fraction: (Condition 5(h)) | [•] |
| (xiii) | Rate Multiplier: | [•] |
| (xiii) | Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions: | [•] |

| | | |
|---|---|---|
| 17 | **Zero Coupon Note Provisions** | [Applicable/Not Applicable]<br>(*If not applicable, delete the remaining sub-paragraphs of this paragraph*) |
| (i) | Amortisation Yield: (Condition 6(b)) | [•] per cent per annum |
| (ii) | Day Count Fraction: (Condition 5(k)) | [•] |
| (iii) | Any other formula/basis of determining amount payable: | [•] |
| 18 | **Index-Linked Interest Note/other variable-linked interest Note Provisions** | [Applicable/Not Applicable]<br>(*If not applicable, delete the remaining sub-paragraphs of this paragraph*) |
| (i) | Index/Formula/Other Variable: | [*give or annex details*] |
| (ii) | Calculation Agent responsible for calculating the interest due: | [•] |
| (iii) | Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted: | [•]<br>(*Need to include a description of market disruption or settlement disruption events and adjustment provisions*) |

| | | |
|---|---|---|
| | (iv) Interest Period(s): | [•] |
| | (v) Determination Dates: | [•] |
| | (vi) Specified Interest Payment Dates: | [•] |
| | (vii) Interest or Calculation Periods: | [•] |
| | (viii) Business Day Convention: | [Floating Rate Convention/ Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/other (*give details*)] |
| | (ix) Business Centre(s): | [•] |
| | (x) Minimum Rate/Amount of Interest: | [•] per cent per annum |
| | (xi) Maximum Rate/Amount of Interest: | [•] per cent per annum |
| | (xii) Day Count Fraction: (Condition 5(h)) | [•] |
| 19 | **Dual Currency Note Provisions**** | [Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)* |
| | (i) Rate of Exchange/method of calculating Rate of Exchange: | *[give details*] |
| | (ii) Calculation Agent, if any, responsible for calculating the principal and/or interest due: | [•] |
| | (iii) Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable: | [*Need to include a description of market disruption or settlement disruption events and adjustment provisions.*] |
| | (iv) Person at whose option Specified Currency(ies) is/are payable: | [•] |
| | (v) Day Count Fraction: | [•] |

**PROVISIONS RELATING TO REDEMPTION**

| | | |
|---|---|---|
| 20 | **Redemption at the Option of the Issuer (Call Option)** | [Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)* |
| | (i) Optional Redemption Date(s): | [•] |
| | (ii) Optional Redemption Amount(s) of each Note | [•] per Note of [•] specified denomination |

| | | |
|---|---|---|
| | and method, if any, of calculation of such amount(s): | |
| (iii) | If redeemable in part: | |
| | (a) Minimum Redemption Amount: | [•] |
| | (b) Maximum Redemption Amount: | [•] |
| (iv) | Description of any other Issuer's option: | [•] |
| (iv) | Issuer's Notice period: | [•] |

| | | |
|---|---|---|
| 21 | **Redemption at the Option of Noteholders (Put Option)** | [Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*) |
| (i) | Optional Redemption Date(s): | [•] |
| (ii) | Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s): | [•] per Note of [•] specified denomination |
| (iii) | Noteholders' Notice period: | [•] |
| 22 | **Final Redemption Amount of each Note**[**] | [[•] per Note of [•] specified denomination /other/see Appendix] |
| | In cases where the Final Redemption Amount is Index-Linked or other variable-linked: | |
| (i) | Index/Formula/variable: | [*give or annex details*] |
| (ii) | Calculation Agent responsible for calculating the Final Redemption Amount: | [•] |
| (iii) | Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable: | [•] |
| (iv) | Determination Date(s): | [•] |
| (v) | Provisions for determining Final Redemption Amount | |

[**] If the Final Redemption Amount is an amount other than 100% of the nominal value the Notes will be derivative securities for the purposes of the Prospectus Directive and the requirements of Annex 12 to the Prospectus Directive Regulation will apply. This pro forma has been annotated to indicate where the key additional requirements of Annex 12 are dealt with.

| | | | |
|---|---|---|---|
| | | where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted: | [•] |
| | (vi) | Payment Date: | [•] |
| | (vii) | Minimum Final Redemption Amount: | [•] |
| | (viii) | Maximum Final Redemption Amount: | [•] |
| 23 | **Early Redemption Amount** | | |
| | (i) | Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions): | [•] |
| | (ii) | Redemption for taxation reasons permitted on days other than Specified Interest Payment Dates (Condition 6(b)) | [Yes/No] |
| | (iii) | Unmatured Coupons to become void upon early redemption | [Yes/No/Not Applicable] |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | |
|---|---|---|
| 24 | Form of Notes: | **Bearer Notes:** |
| | New Global Note[1]: | [Yes/No] |
| | | [Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes on [•] days' notice/at any time/in the limited circumstances specified in the Permanent Global Note] |
| | | [Temporary Global Note exchangeable for Definitive |

1 If the notes will be issued in NGN form (i.e. you have elected "yes" opposite New Global Note") then you must elect "yes" to the Section in Part B under the heading "Operational Information" entitled "*Intended to be held in a manner which would allow Eurosystem eligibility*".

| | | |
|---|---|---|
| | | Notes on [•] days' notice] |
| | | [Permanent Global Note exchangeable for Definitive Notes on [•] days' notice/at any time/in the limited circumstances specified in the Permanent Global Note] |
| | | [Registered Notes] |
| 25 | Financial Centre(s) or other special provisions relating to Payment Dates: | [Not Applicable/*give details.*<br>*Note that this item relates to the date and place of payment, and not interest period end dates, to which items 15 (ii), 16iiv) and 18(ix) relates*] |
| 26 | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | [Yes/No/Not Applicable. *If yes, give details*] |
| 27 | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | [Not Applicable/*give details*] |
| 28 | Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made: | [Not Applicable/*give details*] |
| 29 | Redenomination, renominalisation and reconventioning provisions: | [Not Applicable/The provisions [in Condition 1] [annexed to these Final Terms] apply] |
| 30 | Consolidation provisions: | [Not Applicable/The provisions [in Condition [•]] annexed to these Final Terms apply] |
| 31 | Applicable tax regime: | *[Condition 8(c) applies and the Notes are issued (or deemed issued) outside France] [Conditions 8(c) and 8(d) apply and the Notes are neither issued nor deemed issued outside France][In all other cases, description of applicable tax regime to be provided as appropriate]* |
| 32 | Other final terms: | [Not Applicable/*give details*]<br>*(When adding any other final terms consideration should be given as to whether such terms constitute a "significant new factor" and consequently triggers the need for a supplement to the Base Prospectus under Article 16 of the Prospectus Directive.)* |

**DISTRIBUTION**

| | |
|---|---|
| 33 (i) If syndicated, names of Managers (specifying Lead Manager): | [Not Applicable/*give names [addresses and underwriting commitments]**] *[include names and addresses of entities agreeing to underwrite the issue on a firm commitment basis and names and addresses of the entities agreeing to place the issue without a firm commitment or on a "best efforts" basis if such entities are not the same as the Managers.]** *[Indicate material features of agreements including quotas. If any portion of the issue is not underwritten, include a statement of that portion.]* |
| (ii) Date of Subscription Agreeement (if any): | [•]* |
| (iii) Stabilising Manager(s) (if any): | [Not Applicable/*Give name(s)*] |
| 34 If non-syndicated, name [and address]* of Dealer: | [Not Applicable/*Give name*] |
| 35 Total commission and concession: | [[•] per cent. of the Aggregate Nominal Amount.*] |
| 36 Additional selling restrictions: | [Not Applicable/*Give details*] |

**POST ISSUANCE INFORMATION**

The Issuer [intends][does not intend] to issue any post-issuance information concerning the underlying in connection with this issue of Notes.

[*If post-issuance information is to be reported, specify what information will be reported and where such information can be obtained.*]

**[LISTING AND ADMISSION TO TRADING APPLICATION**

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 40,000,000,000 Euro Medium Term Note Programme of the Issuer.]

**RESPONSIBILITY**

The Issuer accepts responsibility for the information contained in these Final Terms.[[•] has been extracted from [•]. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by [•], no facts have been omitted which would render the reproduced inaccurate or misleading. ]

Signed on behalf of the Issuer

Duly represented by: ..........................................

* Not required for debt securities with a denomination per unit of at least EUR 50,000

## PART B – Other Information

### 1. RISK FACTORS

*[[Insert any risk factors that are material to the Notes being offered and/or admitted to trading in order to assess the market risk associated with these Notes and that may affect the Issuer's ability to fulfil its obligations under the Notes which are not covered under "Risk Factors" in the Base Prospectus. If any such additional risk factors need to be included consideration should be given as to whether they constitute a "significant new factor" and consequently trigger the need for a supplement to the Base Prospectus under Article 16 of the Prospectus Directive.]*

*[Investors may lose the value of their entire investment or part of it, as the case may be, and/or if the investor's liability is not limited to the value of his investment, a statement of that fact, together with a description of the circumstances in which such additional liability arises and the likely financial effect.]*[1]

*[Where the underlying is an index need to include the name of the index and a description if composed by the Issuer and if the index is not composed by the Issuer need to include details of where the information about the index can be obtained. Where the underlying is not an index need to include equivalent information.]*[*]*]*

### 2. LISTING AND ADMISSION TO TRADING

| | |
|---|---|
| (i) Listing: | [Official list of the Luxembourg Stock Exchange/other (*specify*)/None] |
| (ii) Admission to trading: | [Application has been made for the Notes to be admitted to trading on [the regulated market of the Luxembourg Stock Exchange][2]/[•] with effect from [•].] / [Not Applicable.] *(Where documenting a fungible issue need to indicate that original securities are already admitted to trading)****. |
| (iii) Estimate of total expenses related to admission to trading: | [•] |

1 Required for derivative securities.

* Required for derivative securities to which Annex 12 to the Prospectus Directive Regulation applies. See footnote ** below.

2 The Regulated Market of the Luxembourg Stock Exchange is a regulated market for purposes of the Investment Services Directive 2003/71/EC.

** If the Final Redemption Amount is an amount other than 100% of the nominal value the Notes will be derivative securities for the purposes of the Prospectus Directive and the requirements of Annex 12 to the Prospectus Directive Regulation will apply. This pro forma has been annotated to indicate where the key additional requirements of Annex 12 are dealt with.

*** Not required for debt securities with a denomination per unit of at least EUR50,000.

3. **RATINGS**

The Notes to be issued have been rated:

[S & P: **[•]**]

[Moody's: **[•]**]

[[Other]: **[•]**]

*[Need to include a brief explanation of the meaning of the ratings if this has previously been published by the rating provider, for example:*

*"As defined by Standard & Poors, an [AA+] rating means that the Issuer's capacity to meet its financial commitment under the Notes is very strong."*

*"Obligations rated [Aa] by Moody's are judged to be of high quality and are subject to very low credit risk. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category."*

*"As defined by Fitch an [AA] rating denotes a very low expectation of credit risk. It indicates a very strong capacity for timely payment of financial commitments. Such capacity is not significantly vulnerable to foreseeable events."]****

(*The above disclosure should reflect the rating allocated to Notes of the type being issued under the Programme generally or, where the issue has been specifically rated, that rating.*)

4. **[NOTIFICATION**

The *Commission de surveillance du secteur financier* in Luxembourg [has been requested to provide/has provided - include first alternative for an issue which is contemporaneous with the establishment or update of the Programme and the second alternative for subsequent issues] the [*include names of competent authorities of host EEA Member States*] with a certificate of approval attesting that the Base Prospectus has been drawn up in accordance with the Prospectus Directive.]

5. **[INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE [ISSUE/OFFER]**

Need to include a description of any interest, including conflicting ones, that is material to the issue/offer, detailing the persons involved and the nature of the interest. May be satisfied by the inclusion of the following statement:

"Save as discussed in ["Subscription and Sale" in the Base Prospectus], so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer."]/**[•]**

6. **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

[(i) Reasons for the offer | **[•]**

(*See "Use of Proceeds" wording in Base Prospectus – if reasons for offer different from making profit*

| | |
|---|---|
| | *and/or hedging certain risks will need to include those reasons here.)*] |
| [(ii)] Estimated net proceeds: | [•]<br>*(If proceeds are intended for more than one use will need to split out and present in order of priority. If proceeds insufficient to fund all proposed uses state amount and sources of other funding.)* |
| [(iii)] Estimated total expenses: | [•] *[Include breakdown of expenses.]*[5]<br>*(If the Notes are derivative securities to which Annex XII of the Prospectus Directive applies, it is only necessary to include disclosure of net proceeds and total expenses at (ii) and (iii) above where disclosure is included at (i) above.)* |

**7. [Fixed Rate Notes only – YIELD**

| | |
|---|---|
| Indication of yield: | [•]<br>[Calculated as [include details of method of calculation in summary form] on the Issue Date.][6]<br>[As set out above,] the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.] |

**8. [*Floating Rate Notes only* – HISTORIC INTEREST RATES]**

[Details of historic [LIBOR/EURIBOR/other] rates can be obtained from [Telerate].][7]

**9. [*Index-Linked Interest or other variable-linked Interest Notes only* – PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

*Need to include a statement of the type of underlying and details of where information concerning the underlying can be obtained.*

*Need to include details of where past and future performance and volatility of the index/formula/other variable can be obtained and a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident.*[8] *[Where the underlying is an index need to include the name of the index and a description if composed by the Issuer and if the index is not composed by the Issuer need to include details of where the information about the index can be obtained*[9]. *Where the underlying is not an index need to include equivalent information.]*[*]

5 Not required for debt securities with a denomination per unit of at least EUR 50,000

6 Not required for debt securities with a denomination per unit of at least EUR 50,000

7 Not required for debt securities with a denomination per unit of at least EUR 50,000

8 Not required for debt securities with a denomination per unit of at least EUR 50,000

9 Required for derivative securities

10 Required for derivative securities

* Required for derivative securities to which Annex 12 to the Prospectus Directive Regulation applies. See footnote ** below.

** If the Final Redemption Amount is an amount other than 100% of the nominal value the Notes will be derivative securities for the purposes of the Prospectus Directive and the requirements of Annex 12 to the Prospectus Directive Regulation will apply. This pro forma has been annotated to indicate where the key additional requirements of Annex 12 are dealt with.

10. [*Derivatives only* – **OTHER INFORMATION CONCERNING THE SECURITIES TO BE [OFFERED]/[ADMITTED TO TRADING]]**[10]

| | |
|---|---|
| Name of the Issuer of the underlying Security: | [•] |
| ISIN Code: | [•] |
| Underlying Interest Rate: | [•] |
| Exercise price or final reference price of the underlying: | [•] |
| Relevant weightings of each underlying on the basket: | [•] |
| Description of any market disruption or settlement disruption events concerning the underlying; | [•] |
| Adjustment Rules with relation to events concerning the underlying: | [•] |
| Source of information relating to the [index/indices]: | [•] |
| Place where information to the [index/indices] can be obtained: | [•] |

11. *Derivatives Securities only* – **MATURITY/EXPIRATION**

| | |
|---|---|
| Expiration/Maturity date of derivative securities: | [•] |
| Exercise date or final reference date: | [•] |

12. *Derivatives Securities only* – **SETTLEMENT PROCEDURES FOR DERIVATIVE SECURITIES**

*Need to include a description of the settlement procedures of the derivative securities.*

13. *Derivatives Securities only* – **RETURN ON DERIVATIVE SECURITIES**

| | |
|---|---|
| Return on derivative securities: | *[Description of how any return on derivative securities takes place]* |
| Payment or delivery date: | [•] |
| Method of calculation: | [•] |

14. [*Dual Currency Notes only* – **PERFORMANCE OF RATE[S] OF EXCHANGE [AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT]**

*Need to include details of where past and future performance and volatility of the relevant rate[s] can be obtained and a clear and comprehensive explanation of how the value of the investment is affected by the underlying and the circumstances when the risks are most evident.]*

## 15. [TERMS AND CONDITIONS OF THE OFFER]*

*Need to include:*

*(i)* *the time period, including any possible amendments, during which the offer will be open and description of the application process;*

*(ii)* *description of any possibility to reduce subscriptions and the procedures for refunding excess amounts paid by applicants;*

*(iii)* *details of the minimum and/or maximum amount of application*[11]*;*

*(iv)* *the method and time limits for paying up the securities and for delivery of the securities;*

*(v)* *the manner and date in which results of the offer are to be made public;*

*(vi)* *the procedure for the exercise of any right of pre-emption, the negotiability of subscription rights and the treatment of subscription rights not exercised;*

*(vii)* *the categories of potential investors to which the securities are offered*[12]*,*

*[for example:*

*"Legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities.*

*Any legal entity which has two or more of (1) an average of at least 250 employees during the financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000 as shown in its last annual or consolidated accounts."]; and*

*(viii)* *the process for notification to applicants of the amount allotted and indication whether dealing may begin before notification is made.*

## 16. [PLACING AND UNDERWRITING][13]

Need to include:

*(i)* *The name and address of the co-ordinator(s) of the global offer and of single parts of the offer*[14]*;*

*(ii)* *The name and address of any paying agents and depository agents in each country (in addition to the Principal Paying Agent);*

*(iii)* *The names of entities agreeing to underwrite the issue on a firm commitment basis, and entities agreeing to place the issue without a firm commitment or under "best efforts" arrangements*[15]*;*

*(iv)* *The names and addresses of entities which have a firm commitment to act as intermediaries in secondary trading, providing liquidity through bid and offer rates and description of the main terms of their commitment;*

---

* Required for public offers only.

11 Whether in number of securities or aggregate amount to invest.

12 If the offer is being made simultaneously in the markets of two or more countries and if a tranche has been or is being reserved for certain of these, indicate any such tranche.

13 Required for derivative securities.

14 To the extent known to the Issuer, of the placers in the various countries where the offer takes place.

15 Where not all of the issue is underwritten, a statement of the portion not covered.

(v) *Indicate when the underwriting agreement has been or will be reached; and*

(vi) *Provide the name and address of the calculation agent.*

**17. OPERATIONAL INFORMATION**

| | |
|---|---|
| Intended to be held in a manner which would allow Eurosystem eligibility[1]: | [Yes] [No].<br>[Note that the designation "yes" simply means that the Notes are intended upon issue to be deposited with one of the ICSDs[2] as common safekeeper and does not necessarily mean that the Notes will be recognised as eligible collateral for Eurosystem monetary policy and intra-day credit operations by the Eurosystem either upon issue or at any or all times during their life. Such recognition will depend upon satisfaction of the Eurosystem eligibility criteria.][*include this text if "yes" selected in which case the Notes must be issued in NGN form*] |
| ISIN Code: | [•] |
| Common Code: | [•] |
| Any clearing system(s) other than Euroclear Bank S.A./N.V. and Clearstream Banking Société Anonyme and the relevant identification number(s): | [Not Applicable/*Give name(s) and number(s)*] |
| Delivery: | Delivery [against/free of] payment |
| Names and addresses of additional Paying Agent(s) (if any): | [Not Applicable/*Give name(s), address(es)*] |

---

1 See Part A - 24. *Form of Notes - New Global Note*. If the Notes will be NGNs then you must intend that the Notes are eligible as collateral for ECB purposes. Therefore you must elect "yes" to this section also. If the Notes are not NGNs, then you must elect "No" to this section.

2 The International Central Securities Depositories (i.e. Euroclear S.A. / N.V. as operator of the Euroclear System and Clearstream Banking, société anonyme.

## USE OF PROCEEDS

The net proceeds from the issues of Notes will be used by the Issuer in connection with its general funding requirements.

## CLEARING AND SETTLEMENT

**Book-Entry Ownership**

*Bearer Notes*

The Issuer may make applications to Clearstream, Luxembourg and Euroclear for acceptance in their respective book-entry systems in respect of any Series of Bearer Notes. In respect of Bearer Notes which are CGNs, a temporary Global Note and/or a permanent Global Note in bearer form without Coupons may be deposited with a common depositary for Clearstream, Luxembourg and Euroclear. Transfers of interests in such temporary Global Notes or other Global Notes will be made in accordance with the normal Euromarket debt securities operating procedures of Clearstream, Luxembourg and Euroclear. In respect of Bearer Notes which are NGNs, the Global Note will be delivered to a Common Safekeeper for Euroclear and Clearstream, Luxembourg.

*Registered Notes*

The Issuer may make applications to Clearstream, Luxembourg and Euroclear for acceptance in their respective book-entry systems in respect of the Registered Notes to be represented by an Unrestricted Global Certificate. Each Unrestricted Global Certificate deposited with a nominee for Clearstream, Luxembourg and/or Euroclear will have an ISIN and a Common Code.

The Issuer and a relevant U.S. agent appointed for such purpose that is an eligible DTC participant may make application to DTC for acceptance in its book-entry settlement system of the Registered Notes to be represented by a Restricted Global Certificate. Each Restricted Global Certificate will have a CUSIP number. Each Restricted Global Certificate will be subject to restrictions on transfer contained in a legend appearing on the front of such Certificate, as set out under "Transfer Restrictions". In certain circumstances, as described below in "Transfers of Registered Notes", transfers of interests in a Restricted Global Certificate may be made, as a result of which such legend may no longer be required.

In the case of a Tranche of Registered Notes to be cleared through the facilities of DTC, the custodian, with whom the Registered Global Certificates are deposited, and DTC will electronically record the principal amount of the Restricted Notes held within the DTC system. Investors in Notes of such Tranche may hold their interests in an Unrestricted Global Certificate only through Clearstream, Luxembourg or Euroclear. Investors may hold their interests in a Restricted Global Certificate directly through DTC if they are participants in the DTC system, or indirectly through organisations which are participants in such system.

Payments of the principal of, and interest on, each Restricted Global Certificate registered in the name of DTC's nominee will be to or to the order of its nominee as the registered owner of such Restricted Global Certificate. The Issuer expects that the nominee, upon receipt of any such payment, will immediately credit DTC participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the relevant Restricted Global Certificate as shown on the records of DTC or the nominee. The Issuer also expects that payments by DTC participants to owners of beneficial interests in such Restricted Global Certificates held through such DTC participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customer. Such payments will be the responsibility of such DTC participants. None of the Issuer, any Paying Agent or any Transfer Agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of ownership interests in the Restricted Global Certificates or for maintaining, supervising or reviewing any records relating to such ownership interests.

Section 4(2) Notes will be issued only in definitive registered form in the form of Definitive Registered Notes. Such Definitive Registered Notes will be the subject of restrictions on transfer set forth in such Notes and in the Agency Agreement and will bear the applicable legend regarding such restrictions set forth under "Transfer Restrictions" below. Institutional Accredited Investors that hold Definitive Registered Notes may not elect to hold such Notes through DTC; but transferees acquiring such Notes in transactions exempt from registration under the Securities Act pursuant to Rule 144A, Regulation S or Rule 144 under the Securities Act (if available) may take delivery thereof in the form of an interest in a Restricted Global Note or Unrestricted Global Note, as the case may be, representing Notes of the same series.

With the exception of Section 4(2) Notes, all Registered Notes will initially be in the form of an Unrestricted Global Certificate and/or a Restricted Global Certificate and Definitive Registered Notes will only be available, in the case of Notes initially represented by an Unrestricted Global Certificate, in amounts specified in the applicable Final Terms, and, in the case of Notes initially represented by a Restricted Global Certificate, in minimum denominations of U.S.$100,000 for Rule 144A Notes (or its equivalent in the relevant currency rounded upwards as agreed between the Issuer and the relevant Dealer(s)). Section 4(2) Notes shall be in minimum denominations of U.S. $500,000 (or its equivalent as aforesaid).

**Transfers of Registered Notes**

Transfers of interests in Global Certificates within DTC, Clearstream, Luxembourg and Euroclear will be in accordance with the usual rules and operating procedures of the relevant clearing system. The laws of some States in the United States require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer interests in a Restricted Global Certificate to such persons may be limited. Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having an interest in a Restricted Global Certificate to pledge such interest to persons or entities that do not participate in DTC, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate in respect of such interest.

In the case of Registered Notes to be cleared through Euroclear, Clearstream, Luxembourg and/or DTC, transfers may be made at any time by a holder of an interest in an Unrestricted Global Certificate to a transferee who wishes to take delivery of such interest through the Restricted Global Certificate for the same Series of Notes provided that any such transfer made on or prior to the expiration of the Distribution Compliance Period (as defined in "Subscription and Sale") relating to the Notes represented by such Unrestricted Global Certificate will only be made upon receipt by the Registrar or any Transfer Agent of a written certificate from Euroclear or Clearstream, Luxembourg, as the case may be (based on a written certificate from the transferor of such interest), to the effect that such transfer is being made to a person whom the transferor reasonably believes is a QIB within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A and in accordance with any applicable securities law of any State of the United States or any other jurisdiction. Any such transfer made thereafter of an interest in the Notes represented by such Unrestricted Global Certificate will only be made upon request, through Clearstream, Luxembourg or Euroclear, by the holder of an interest in the Unrestricted Global Certificate to the Fiscal Agent and receipt by the Fiscal Agent of details of that account at either Euroclear or Clearstream, Luxembourg or DTC to be credited with the relevant interest in the Restricted Global Certificate. Transfers at any time by a holder of any interest in the Restricted Global Certificate to a transferee who takes delivery of such interest through an Unrestricted Global Certificate will only be made upon delivery to the Registrar or any Transfer Agent of a certificate setting forth compliance with the provisions of Regulation S and giving details of the accounts at Euroclear or Clearstream, Luxembourg, as the case may be, and/or DTC to be credited and debited, respectively, with an interest in the relevant Global Certificates.

Subject to compliance with the transfer restrictions applicable to the Registered Notes described above and under "Transfer Restrictions", cross-market transfers between DTC, on the one hand, and directly or indirectly through Clearstream, Luxembourg or Euroclear accountholders, on the other, will be effected by the relevant clearing system in accordance with its rules and through action taken by the Custodian, the Registrar and the Fiscal Agent.

On or after the Issue Date for any Series, transfers of Notes of such Series between accountholders in Clearstream, Luxembourg and Euroclear and transfers of Notes of such Series between participants in DTC will generally have a settlement date three business days after the trade date (T+3). The customary arrangements for delivery versus payment will apply to such transfers.

Cross-market transfers between accountholders in Clearstream, Luxembourg or Euroclear and DTC participants will need to have an agreed settlement date between the parties to such transfer. Because there is no direct link between DTC, on the one hand, and Clearstream, Luxembourg and Euroclear, on the other, transfers of interests in the relevant Registered Global Certificates will be effected through the Fiscal Agent, the custodian and the Registrar receiving instructions (and where appropriate certification) from the transferor and arranging for delivery of the interests being transferred to the credit of the designated account for the transferee. Transfers will be effected on the later of (i) three business days after the trade date for the disposal of the interest in the relevant Registered Global Certificate resulting in such transfer and (ii) two business days after receipt by the Fiscal Agent or the Registrar, as the case may be, of the necessary certification or information to effect such transfer. In the case of cross-market transfers, settlement between Euroclear or Clearstream, Luxembourg accountholders and DTC participants cannot be made on a delivery versus payment basis. The securities will be delivered on a free delivery basis and arrangements for payment must be made separately.

For a further description of restrictions on the transfer of Registered Notes, see "Transfer Restrictions".

DTC has advised the Issuer that it will take any action permitted to be taken by a holder of Registered Notes (including, without limitation, the presentation of Restricted Global Certificates for exchange as described above) only at the direction of one or more participants in whose account with DTC interests in Restricted Global Certificates are credited and only in respect of such portion of the aggregate principal amount of the relevant Restricted Global Certificates as to which such participant or participants has or have given such direction. However, in the circumstances described above, DTC will surrender the relevant Restricted Global Certificates for exchange for Definitive Registered Notes (which will, in the case of Rule 144A Notes, bear the legend applicable to transfers pursuant to Rule 144A).

DTC has advised the Issuer as follows: DTC is a limited purpose trust company organised under the laws of the State of New York, a "banking organisation" under the laws of the State of New York, a member of the U.S. Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic computerised book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organisations. Indirect access to DTC is available to others, such as banks, securities brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a DTC direct participant, either directly or indirectly.

Although DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of beneficial interests in the Registered Global Certificates among

participants and accountholders of DTC, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. None of the Issuer, any Paying Agent or any Transfer Agent will have any responsibility for the performance by DTC, Clearstream, Luxembourg or Euroclear or their respective direct or indirect participants or accountholders of their respective obligations under the rules and procedures governing their operations.

While a Restricted Global Certificate is lodged with DTC or the custodian, Rule 144A Notes represented by Definitive Registered Notes will not be eligible for clearing or settlement through DTC, Clearstream, Luxembourg or Euroclear.

**Pre-issue Trades Settlement**

It is expected that delivery of Notes will be made against payment therefor on the relevant Issue Date, which could be more than three business days following the date of pricing. Under Rule 15c6-1 of the U.S. Securities and Exchange Commission under the Exchange Act, trades in the United States secondary market generally are required to settle within three business days (T+3), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes in the United States on the date of pricing or the next succeeding business days until the relevant Issue Date will be required, by virtue of the fact the Notes initially will settle beyond T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Settlement procedures in other countries will vary. Purchasers of Notes may be affected by such local settlement practices and purchasers of Notes who wish to trade Notes between the date of pricing and the relevant Issue Date should consult their own adviser.

## TRANSFER RESTRICTIONS

Each purchaser of Rule 144A Notes and each purchaser of Section 4(2) Notes, by accepting delivery of this Base Prospectus, will be deemed to make the relevant representations, acknowledgements and agreements set forth below, and each Institutional Accredited Investor purchasing Section 4(2) Notes will be required to execute an investment letter in which it will make the relevant representations, acknowledgements and agreements set forth below:

(1) It (a)(i) is a QIB, (ii) is acquiring such Notes for its own account or for the account of one or more QIBs and (iii) is aware, and each beneficial owner of such Notes has been advised, that the sale of such Notes to it is being made in reliance on Rule 144A or (b)(i) is an Institutional Accredited Investor acquiring such Notes for its own account or for the account of one or more Institutional Accredited Investors for investment purposes only and not with a view to the distribution of the Notes, (ii) has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Notes, and (iii) is able to bear the economic risk of its investment.

(2) It understands that the Notes have not been and will not be registered under the Securities Act and may not be offered, sold, pledged or otherwise transferred except in accordance with the applicable legend set forth in either paragraph (3) or paragraph (4) below.

(3) It understands that Notes offered and sold in reliance on Rule 144A, unless the Issuer determines otherwise in compliance with applicable law, will bear a legend to the following effect:

THIS NOTE HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO A PERSON THAT THE HOLDER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER, (2) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 903 OR 904 OF REGULATION S UNDER THE SECURITIES ACT, (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE) OR (4) TO AN INSTITUTIONAL "ACCREDITED INVESTOR" WITHIN THE MEANINGS OF SUBPARAGRAPHS (a)(1), (a)(2), (a)(3) or (a)(7) OF RULE 501 UNDER THE SECURITIES ACT (IN WHICH CASE THE TRANSFEREE SHALL DELIVER TO THE ISSUER AN OPINION OF COUNSEL SATISFACTORY TO THE ISSUER THAT SUCH TRANSFER DOES NOT REQUIRE THE REGISTRATION OF THE NOTES UNDER THE SECURITIES ACT ALONG WITH SUCH OTHER CERTIFICATIONS AND OTHER DOCUMENTS OR INFORMATION AS THE ISSUER SHALL REQUIRE), IN EACH CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALES OF THIS NOTE.

(4) It understands that Notes offered and sold in the United States to an Institutional Accredited Investor pursuant to Section 4(2) of the Securities Act or in certain other transactions which are exempt from registration under the Securities Act will bear a legend to the following effect:

THIS NOTE HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER, AND WAS ORIGINALLY ISSUED IN A TRANSACTION EXEMPT FROM REGISTRATION UNDER, THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN APPLICABLE EXEMPTION THEREFROM. EACH PURCHASER OF THIS NOTE ACKNOWLEDGES FOR THE BENEFIT OF THE ISSUER AND THE DEALERS THE RESTRICTIONS ON THE TRANSFER OF THIS NOTE SET FORTH BELOW AND AGREES THAT IT SHALL TRANSFER THIS NOTE ONLY AS PROVIDED IN THE AMENDED AND RESTATED AGENCY AGREEMENT ENTERED INTO BY THE ISSUER ON 19 MAY 2006. THE PURCHASER REPRESENTS THAT IT IS ACQUIRING THIS NOTE FOR INVESTMENT ONLY AND NOT WITH A VIEW TO ANY SALE OR DISTRIBUTION HEREOF, SUBJECT TO ITS ABILITY TO RESELL THIS NOTE PURSUANT TO RULE 144A OR REGULATION S OR AS OTHERWISE PROVIDED BELOW AND SUBJECT IN ANY CASE TO ANY REQUIREMENT OF LAW THAT THE DISPOSITION OF THE PROPERTY OF ANY PURCHASER SHALL AT ALL TIMES BE AND REMAIN WITHIN ITS CONTROL. EACH PURCHASER OF THIS NOTE IS HEREBY NOTIFIED THAT THE SELLER OF THIS NOTE MAY BE RELYING ON THE EXEMPTION FROM THE PROVISIONS OF SECTION 5 OF THE SECURITIES ACT PROVIDED BY RULE 144A THEREUNDER.

THE HOLDER OF THIS NOTE BY ITS ACCEPTANCE HEREOF AGREES TO OFFER, SELL OR OTHERWISE TRANSFER SUCH NOTE PRIOR TO THE DATE (THE "**RESALE RESTRICTION TERMINATION DATE**") WHICH IS TWO YEARS AFTER THE LATER OF THE ORIGINAL ISSUE DATE HEREOF AND THE LAST DATE ON WHICH THE ISSUER OR ANY AFFILIATE OF THE ISSUER WAS THE OWNER OF THIS NOTE (OR ANY PREDECESSOR OF SUCH NOTE) ONLY (A) TO THE ISSUER, (B) PURSUANT TO A REGISTRATION STATEMENT WHICH HAS BEEN DECLARED EFFECTIVE UNDER THE SECURITIES ACT, (C) FOR SO LONG AS THE NOTES ARE ELIGIBLE FOR RESALE PURSUANT TO RULE 144A, TO A PERSON IT REASONABLY BELIEVES IS A "QUALIFIED INSTITUTIONAL BUYER" AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT THAT PURCHASES FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER TO WHOM NOTICE IS GIVEN THAT THE TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A, (D) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH REGULATION S UNDER THE SECURITIES ACT, (E) TO AN INSTITUTIONAL "ACCREDITED INVESTOR" WITHIN THE MEANINGS OF SUBPARAGRAPHS (a)(1), (a)(2), (a)(3) OR (a)(7) OF RULE 501 UNDER THE SECURITIES ACT THAT IS ACQUIRING THE NOTE FOR ITS OWN ACCOUNT, OR FOR THE ACCOUNT OF SUCH AN INSTITUTIONAL "ACCREDITED INVESTOR", IN EACH CASE IN A MINIMUM PRINCIPAL AMOUNT OF THE SECURITIES OF US$500,000 AND NOT WITH A VIEW TO, OR FOR OFFER OR SALE IN CONNECTION WITH, ANY DISTRIBUTION IN VIOLATION OF THE SECURITIES ACT, (F) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 (IF AVAILABLE) OR (G) PURSUANT TO ANOTHER AVAILABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT, SUBJECT TO THE ISSUER'S RIGHT, PRIOR TO ANY SUCH OFFER, SALE OR TRANSFER PURSUANT TO CLAUSES (E), (F) OR (G), TO REQUIRE THE DELIVERY OF AN OPINION OF COUNSEL, CERTIFICATION AND/OR OTHER INFORMATION SATISFACTORY TO THE ISSUER. IN ADDITION, IN EACH OF THE FOREGOING CASES SUCH OFFER, SALE OR TRANSFER WILL ONLY BE MADE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES AND A CERTIFICATE OF TRANSFER IN THE FORM APPEARING ON THE OTHER SIDE OF THIS NOTE IS REQUIRED TO BE COMPLETED AND DELIVERED

BY THE TRANSFEROR TO THE PRINCIPAL PAYING AGENT. THIS LEGEND WILL BE REMOVED UPON THE REQUEST OF THE HOLDER AFTER THE RESALE RESTRICTION TERMINATION DATE. THE HOLDER WILL, AND EACH SUBSEQUENT HOLDER IS REQUIRED TO, NOTIFY ANY PURCHASER OF THIS NOTE FROM IT OF THE TRANSFER RESTRICTIONS REFERRED TO IN THIS PARAGRAPH. NO REPRESENTATION CAN BE MADE AS TO AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALES OF THIS NOTE.

IF REQUESTED BY THE ISSUER OR BY A DEALER, THE PURCHASER AGREES TO PROVIDE THE INFORMATION NECESSARY TO DETERMINE WHETHER THE TRANSFER OF THIS NOTE IS PERMISSIBLE UNDER THE SECURITIES ACT. THIS NOTE AND RELATED DOCUMENTATION MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME TO MODIFY THE RESTRICTIONS ON AND PROCEDURES FOR RESALES AND OTHER TRANSFERS OF THIS NOTE TO REFLECT ANY CHANGE IN APPLICABLE LAW OR REGULATION (OR THE INTERPRETATION THEREOF) OR IN PRACTICES RELATING TO THE RESALE OR TRANSFERS OF RESTRICTED SECURITIES GENERALLY. BY THE ACCEPTANCE OF THIS NOTE, THE HOLDER HEREOF SHALL BE DEEMED TO HAVE AGREED TO ANY SUCH AMENDMENT OR SUPPLEMENT."

Each purchaser of Section 4(2) Notes will be required to deliver to the Issuer and the Registrar an investment letter substantially in the form prescribed in the Agency Agreement. The Section 4(2) Notes will be subject to the transfer restrictions set forth in the above legend, such letter and in the Agency Agreement. Inquiries concerning transfers of Notes should be made to any Dealer.

(5) It acknowledges that the Issuer, the Registrar, the Dealers and their affiliates, and others will rely upon the truth and accuracy of the foregoing acknowledgments, representations and agreements. If it is acquiring any Restricted Notes for the account of one or more QIBs, or Institutional Accredited Investors, it represents that it has sole investment discretion with respect to each such account and that it has full power to make the foregoing acknowledgments, representations and agreements on behalf of each such account.

(6) It understands that the Rule 144A Notes may be represented by the Restricted Global Certificate. Before any interest in the Restricted Global Certificate may be offered, sold, pledged or otherwise transferred to a person who takes delivery in the form of an interest in an Unrestricted Global Certificate, it will be required to provide a Transfer Agent with a written certification (in the form provided in the Agency Agreement) as to compliance with applicable securities laws.

(7) It acknowledges that (a) it has been afforded an opportunity to request from the Issuer and to review, and it has received, all additional information considered by it to be necessary to verify the accuracy of the information herein and the applicable Final Terms; (b) it has not relied on any Dealer or any person affiliated with any Dealer in connection with its investigation of the accuracy of the information contained in this Base Prospectus or the applicable Final Terms or its investment decision; and (c) no person has been authorised to give any information or to make any representation concerning the Issuer or the Notes other than those contained in this Base Prospectus and the applicable Final Terms and, if given or made, such other information or representation should not be relied upon as having been authorised by the Issuer or any Dealer.

**Prospective purchasers are hereby notified that sellers of the Notes may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A.**

**Regulation S Notes**

Each purchaser of Notes outside the United States in reliance on Regulation S will be deemed to have represented and agreed and acknowledged as follows:

(1) It is, or at the same time Notes are purchased will be, the beneficial owner of such Notes and it is located outside the United States and is not a U.S. person (as defined in Regulation S) and it is not an affiliate of the Issuer or a person acting on behalf of such affiliate.

(2) It understands that the Notes have not been and will not be registered under the Securities Act. It and each subsequent purchaser of such Notes in resales prior to expiration of the Distribution Compliance Period, (as defined under "Subscription and Sale") agrees, for the benefit of the Issuer, the Dealers and the Dealers' affiliates, that, if prior to the expiration of the Distribution Compliance Period, it decides to resell, pledge or otherwise transfer such Notes purchased by it, any offer, sale or transfer of such Notes will be made in (a) in accordance with Rule 144A to a person that it and any person acting on its behalf reasonably believe is a QIB purchasing for its own account or the account of a QIB or (b) in an offshore transaction in compliance with Regulation S, in each case in accordance with any applicable securities laws of any State of the United States.

(3) With respect to any such Notes that are Registered Notes, it understands that prior to the expiration of the Distribution Compliance Period relating to such Notes, unless the Issuer determines otherwise in compliance with the Distribution Compliance Period and applicable law, such Notes will bear a legend to the following effect:

THIS NOTE HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED WITHIN THE UNITED STATES EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO A PERSON THAT THE HOLDER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVE IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER OR (2) IN AN OFFSHORE TRANSACTION IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT, IN EITHER CASE IN ACCORDANCE WITH ANY APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES.

(4) It acknowledges that the Issuer, the Registrar, the Dealers and their affiliates, and others will rely upon the truth and accuracy of the foregoing acknowledgements, representations and agreements.

(5) It understands that the Notes offered in reliance on Regulation S will be represented by the Unrestricted Global Certificate. Prior to the expiration of the Distribution Compliance Period, before any interest in the Restricted Global Certificate may be offered, sold, pledged or otherwise transferred to a person who takes delivery in the form of an interest in the Unrestricted Global Certificate, it will be required to provide a Transfer Agent with a written certification (in the form provided in the Agency Agreement) as to compliance with applicable securities laws.

Bearer Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meaning given to them by the U.S. Internal Revenue Code and regulations thereunder.

Registered Notes will be offered in the United States only by approaching prospective purchasers on an individual basis. No general solicitation or general advertising (as such terms are used in Rule 502 under the Securities Act) will be used in connection with the offering of the Notes in the United States and no directed selling efforts (as defined in Regulation S) will be used in connection with the offering of the Notes outside of the United States.

# RECENT DEVELOPMENTS

**Crédit Agricole S.A. 2006 First Quarter Results (*press release dated 17 May 2006)***

Crédit Agricole S.A.'s Board of Directors, chaired by René Carron, met on 16 May 2006 to review the accounts for the first quarter of 2006.

Net income (Group share) was €1,385 million, up 53.0% on the first quarter of 2005. This performance reflects solid growth in gross operating income (+46.7%), persistently low risk-related costs and a significant increase (+44.6%) in the contribution from equity affiliates.

French Retail Banking remained strong and benefited from reversals of provisions related to home purchase savings plans. In a highly favourable climate, Asset gathering turned in an excellent sales momentum. Growth in Specialised Financial Services continued, particularly abroad, and Corporate and Investment Banking reported excellent results for the quarter, mainly reflecting Calyon's ability to take full advantage of its expanded customer base and very healthy market conditions.

At the end of the Board meeting, Chief Executive Georges Pauget noted *"that results had reached an all-time high in the first quarter of 2006 reflecting an improvement of performances in each of the Group's business lines in an exceptionally favourable environment".*

Chairman René Carron said: *"Crédit Agricole S.A.'s remarkable overall performance in the first quarter of 2006 surpassed targets under the development plan. These results, which were aided by favourable business conditions, attest to the viability of our policy of controlled growth".*

## CRÉDIT AGRICOLE S.A. CONSOLIDATED RESULTS

Net income (Group share) for the first quarter of 2006 came to €1,385 million, an increase of 53.0% compared with the same period in 2005.

This performance, which was achieved in a healthy environment for most business lines, reflects robust business growth. Net income was also buoyed by persistently low risk-related costs and favourable environmental factors, such as reversals of provisions following outflows of funds from home purchase savings plans due to tax reasons (€150 million) and the exceptionally high contribution from one listed equity affiliate (€70 million).

**Gross operating income*** was €1,502 million, 46.7% higher than in the first quarter of 2005 (+ 28.2% except home purchase savings plans impacts). This sharp increase was driven by:

- a 23.6% advance in **net banking income** to €3,995 million (+ 17.7% except home purchase savings plans impacts), fed by an excellent level of business in all sectors, particularly in corporate and investment banking and in asset management;

- well controlled **operating expenses**, which moved up 12.9% to €2,493 million, owing to robust business expansion.

As a result, the **cost/income ratio*** improved appreciably. It contracted by 5.9 percentage points to 62.4%.

**Risk-related costs** remained low at €127 million, down 8% on the same period in 2005.

**The contribution from equity affiliates** advanced by 44.6% from €388 million to €561 million. Most of this rise was due to the 31.1% jump in the Regional Banks' earnings contribution, which came to €310 million (against €236 million) and to the inclusion of Eurazeo's 2005 income, which was exceptionally high at €70 million. Without this contribution, the result from equity affiliates showed an increase of 26.5%.

**Pre-tax income*** came to €1,954 million, an increase of 58.9% on the same year-ago period.

**Net income (Group share)** was €1,385 million, yielding annualised ROE of 20.1%. Without home purchase savings plans impacts and Eurazeo, the net income (Group share) increase was 28.6%.

| In € millions | Q1-06 | Q1-05 | Variation Q1/Q1 |
|---|---|---|---|
| **Net banking income** | **3,995** | **3,233** | **+23.6%** |
| Operating expenses | (2,493) | (2,209) | +12.9% |
| **Gross operating income*** | **1,502** | **1,024** | **+46.7%** |
| Risk-related costs | (127) | (138) | (8.0%) |
| Equity affiliates | 561 | 388 | +44.6% |
| Net gain (loss) on disposal of other assets | 18 | 5 | x 3.6 |
| Integration-related costs | | (49) | n.m. |
| Tax | (471) | (258) | +82.6% |
| **Net income** | **1,483** | **972** | **+52.6%** |
| **Net income (Group share)** | **1,385** | **905** | **+53.0%** |
| | | | |
| **Income before tax*** | **1,954** | **1,279** | **+52.8%** |
| **Cost/income ratio*** | **62.4%** | **68.3%** | **(5.9pp)** |
| **ROE** | **20.1%** | | |

* In 2005, before integration-related costs

## RESULTS BY BUSINESS LINE

The pre-tax income contribution from the Crédit Agricole S.A. Group's six business lines improved significantly during the first quarter (+33.7%).

### 1. FRENCH RETAIL BANKING

#### 1.1. - CRÉDIT AGRICOLE REGIONAL BANKS

During the first quarter of 2006, the Regional Banks sustained strong business momentum in their various markets, primarily due to the new commercial ranges reflecting the new positioning.

**On- and off-balance sheet customer deposits** advanced by 6.9% year-over-year, at about the same rate as during the previous year. Deposits outstanding stood at €460.5 billion at 31 March 2006.

**Bank deposits outstanding** moved up slightly due to an increase in passbook deposits (+8.0%), term accounts and certificates (+12.4%) and sight deposits (+5.3%). This offset the 2.9% fall in home purchase savings plans resulting from the change in the tax treatment for this type of product, which makes it less advantageous for savers.

The surge in **off-balance sheet deposits** was fed by strong securities deposits, which benefited from a very high level of inflows (funds shifted form home purchase savings plans), favourable equity market trends (mutual funds up 16.0%; equities up 30%) and robust growth in in-force life insurance (+13.9%).

**Loans** registered persistently strong growth in terms of both production (+18.3%) and outstandings (+10.7%). **Lending** rose to €15.6 billion, including €8.5 billion in residential mortgage loans, a 22.7% increase on the first quarter of 2005. Consumer loan production (+18%) was also sharply higher than in Q1-2005.

**Loans outstanding** stood at €273 billion at 31 March 2006, reflecting growth of 10.7% compared with 8.7% in the same year-ago period. While growth in loans outstanding continued to be driven in large part by residential mortgages (+15.1% over one year), it was also fuelled by loans to corporates and small businesses (+6.4%) and local authorities (+10.2%).

**Gross operating income** for the Regional Banks, based on aggregate figures adjusted for dividends and other received from Crédit Agricole S.A., was €1,466 million, a year-over-year increase of 29%, owing to two favourable factors:

- A 13.9% rise in **net banking income**. This growth took into account the impact from home purchase savings plans (€170 millions); excluding this impact, net banking income advanced by 7.8% compared to the first quarter of 2005 which was a low reference.
- A controlled increase in expenses, which advanced by 3.4% to €1,689 million.

**Credit risk-related costs** came to €163 million, amounting to 16bp of total loans outstanding compared with 22bp one year earlier.

**The Regional Banks' contribution** to Crédit Agricole S.A.'s consolidated net income advanced by 37.4% to €248 million. Excluding the impact of home purchase savings plans, their contribution advanced by 22.1%.

| In € millions | Q1-06 | Q1-05 | Δ Q1/Q1 |
|---|---|---|---|
| **Net income accounted for at equity (25%)** | **210** | **151** | **+39.3%** |
| Change in share of reserves | 100 | 85 | +17.7% |
| **Contribution of equity affiliates** | 310 | 236 | +31.1% |
| Tax* | (62) | (56) | +10.7% |
| **Net income** | **248** | **180** | **+37.4%** |

** Tax impact of dividends received from the Regional Banks*

**1.2. – LCL**

LCL enjoyed excellent momentum during the first quarter of 2006, with a substantial growth in both new deposits and lending. Passbook savings deposits were up sharply, with a 20.1% jump over one year. New life insurance business surged by 31% compared with the first quarter of 2005 and business in force expanded by 11% to €33.8 billion euros. **On- and off-balance sheet deposits** advanced by 7.8% (vs. +5.7% in Q1-2005) to €129.7 billion.

**Loans outstanding** rose sharply, by 13.2% to €55.9 billion at 31 March 2006, owing to very strong loan production, particularly in the residential mortgage segment, which benefited from the healthy property market in urban areas, with quarterly production reaching an all-time high of €3.8 billion, and solid growth in medium- and long-term lending (+43% to Small Business customers, +47% for Corporate Customers).

| In € millions | Q1-06 | Q1-05 | Δ Q1/Q1 |
|---|---|---|---|
| **Net banking income** | **939** | **837** | **+12.2%** |
| Operating expenses | (641) | (627) | +2.4% |
| **Gross operating income** | **298** | **210** | **+41.5%** |
| Risk-related costs | (36) | (41) | (14.0%) |
| **Pre-tax income** | **262** | **169** | **+55.2%** |
| Tax | (79) | (51) | - |
| **Net income** | **183** | **118** | **+55.2%** |
| **Cost/income ratio** | **68.3%** | **74.9%** | **(6.6pp)** |

**Gross operating income** surged by 41.5% to €298 million in the first quarter of 2006.

**Net banking income** advanced by 12.2% to €939 million, including reversals from provisions for home purchase savings plans. Excluding this impact, net banking income and gross operating income were up 4.4% and 10.8% respectively. Fee income advanced by 8%, driven by financial investments (life insurance and securities), which benefited from healthy markets and the new tax laws for home purchase savings plans. In the Corporate market, the solid performance in Corporate Finance generated a 40% increase in arranging fees over the quarter.

**Operating costs** were tightly controlled despite strong growth in business and edged up 2.4%.

**Risk-related costs** remained low and declined by 14% year-over-year. Risk-related costs as a percentage of risk-weighted assets stood at 35 basis points, compared with 37 basis points in the first quarter of 2005.

**Net income** for the quarter came to €183 million, a rise of 55.2% over the period.

## 2. SPECIALISED FINANCIAL SERVICES

Business in this area remained strong during the first quarter of 2006, particularly abroad. This business line registered a further growth in its net income.

**Consumer finance production** was appreciably higher than in the first quarter of 2005 (+16.3%), owing to a robust 26.4% increase in international markets, with a remarkable performance in Italy, where Agos Itafinco registered a 43% jump. Sofinco is a leader in online consumer credit, with 37% of loan applications submitted online.

**Consumer finance outstandings** rose by 16.1% over one year to €38 billion. Outstandings abroad accounted for 36% of the total and advanced by 37.8%.

**Lease finance outstandings** were stable in a climate of slack capital expenditure. Business was stronger abroad, however, particularly in Poland, where EFL registered strong growth in the equipment sector.

**The factoring business** continued to expand, with factored receivable up 11.2% to €7.9 billion, including €2.7 billion generated abroad, mainly in Germany and the UK.

| In € millions | Q1-06 | Q1-05 | Δ Q1/Q1 |
|---|---|---|---|
| **Net banking income** | **645** | **603** | **+7.1%** |
| Operating expenses | (344) | (324) | +6.4% |
| **Gross operating income*** | **301** | **279** | **+7.8%** |
| Risk-related costs | (102) | (97) | +4.4% |
| **Operating income*** | **199** | **182** | **+9.7%** |
| Equity affiliates | 1 | 1 | n.m. |
| **Pre-tax income*** | **200** | **183** | **+9.4%** |
| Tax | (67) | (57) | +16.9% |
| **Net income*** | **133** | **126** | **+6.0%** |
| **Cost/income ratio*** | **53.4%** | **53.7%** | **(0.3 pp)** |

** In 2005, before integration-related costs*

**Operating income** rose by 9.7% to €199 million, on the back of a 7.8% advance in **gross operating income** to €301 million and a very modest 4.4% increase in risk-related costs to €102 million.

**Pre-tax income** on ordinary activities came to €200 million, up 9.4% year-on-year. Net income was €133 million, up 6%.

## 3. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

The division turned in an excellent first quarter, with a strong improvement in its commercial performance and results: new inflows were very high, with aggregate assets under management (excluding double counting) rising by 37.7% over one year to €593 billion (+23.6% excluding the impact of Nextra) and net income advancing by 30.1% to €377 million.

**In Asset Management,** new inflows were remarkably high at €22.7 billion over the quarter. This performance was due mainly to the success of specialised funds (VaR range) with institutional investors and transfers of funds from home purchase savings plans.
Assets under management were up 40% over one year (23.6% on a like-for-like basis). With the acquisition of 65% of Nextra, the percentage of AUM abroad rose to 22% from less than 9% a year earlier. Furthermore, alternative investment is expanding rapidly and accounted for 12% of the portfolio in the first quarter of 2006 compared with 7% in the same year-ago period.

In **Private Banking,** the quarter was marked by a high level of business in a favourable market environment. After the completion of the mergers (mainly in Switzerland and Luxembourg) and a better cooperation in France with BGPI and the Regional Banks, net new inflows ran high (+ €2.5bn) contributing to an appreciable 16.7% rise of private wealth under management over one year, on a like-for-like basis.

**Life Insurance** sustained its growth momentum and turned in a very handsome performance over the quarter. Premium income surged 50.8% to €7.9 billion. It was buoyed by transfers from funds from home purchase savings plans. The unit-linked product inflows jumped by 98% and accounted for 17.1% of savings inflows compared with 13.4% in the first quarter of 2005. In this respect, the success of Predissime 9 is worth noting: the product attracted over €1bn in funds over the quarter. Business in force expanded by 13.3%. The policies offered by Predica won many awards, including commendations for eight provident schemes from *Dossiers de l'Epargne,* six awards from *Le*

*Revenu* magazine and three 'life insurance' prizes for PERP personal pension plans from *Journal des Finances*

**Nonlife Insurance (Pacifica and Finaref)** registered solid growth in the first quarter, with over 250,000 policies written and a 21.7% increase in premium income to €535 million. Products and distribution networks are undergoing constant adjustments, for example, with the roll-out through LCL, the new auto range, the enhanced healthcare offering. Furthermore, claims ratios are still highly satisfactory.

| In € millions | Q1-06 | Q1-05 | Δ Q1/Q1 |
|---|---|---|---|
| **Net banking income** | **979** | **777** | **+25.9%** |
| Operating expenses | (431) | (338) | +27.4% |
| **Gross operating income*** | **548** | **439** | **+24.7%** |
| Risk-related costs | 1 | - | n.m. |
| Equity affiliates | 9 | 10 | (9.4%) |
| **Pre-tax income*** | **558** | **449** | **+24.4%** |
| Tax | (181) | (159) | +13.9% |
| **Net income *** | **377** | **290** | **+30.1%** |
| **Cost/income ratio*** | **44.0%** | **43.5%** | **+0.5 pp** |

* *In 2005, before integration-related costs*

The strong commercial performance across all segments within the business line was reflected in a handsome 25.9% advance in **net banking income** and similar growth in operating income (+24.7%).

**Net income** for the business line came to €377 million, an increase of 30.1% compared with the first quarter of 2005.

## 4. CORPORATE AND INVESTMENT BANKING

Corporate and Investment Banking turned in an excellent performance, with net income 59.2% higher than in the first quarter of 2005.

In addition, the business line's revenues reached an all-time high in the first quarter of 2006.

This performance reflects Calyon's ability fully to take advantage of the tightly knit coverage of its worldwide network and the continued expansion of its customer base, as well as from healthy international market conditions.

| In € millions | Q1-06 | Q1-05 | Δ Q1/Q1 | Δ Q1/Q1** |
|---|---|---|---|---|
| **Net banking income** | **1,394** | **1,033** | **+35.0%** | **+30.8%** |
| Operating expenses | (820) | (678) | +21.0% | +18.2% |
| **Gross operating income*** | **574** | **355** | **+61.8%** | **+54.8%** |
| Risk-related costs | - | 14 | n.m. | |
| Equity affiliates | 50 | 22 | x2.3 | |
| Net gain (loss) on disposal of other assets | - | 4 | n.m. | |
| **Pre-tax income*** | **624** | **395** | **+58.2%** | |
| Tax | (145) | (94) | +54.7% | |
| **Net income*** | **479** | **301** | **+59.2%** | |
| **Cost/income ratio*** | **58.8%** | **65.6%** | **(6.8pt)** | |

* *In 2005, before integration-related costs*

** *Like-for-like and at constant exchange rates*

**Net banking income** rose by 35% year-over-year, reaching a record quarterly high of €1,394 million. This performance was achieved in a favourable climate. It reflects robust expansion in the worldwide customer base (institutional and corporate clients) and the development of cross selling, primarily due to broadening the product range offered in each marketplace.

The growth of operating expenses was moderate according to the high business level and investment and as a result, **gross operating income** was €574 million, up 61.8% on the first quarter of 2005. As a consequence, the cost/income ratio improved significantly to 58.8%, a drop of 6.8 percentage points.

Net income for the business line came to €479 millions, a 59.2% year-over-year increase.

**Financing activities**

| In € million | Q1-06 | Q1-05 | Δ Q1/Q1 | Δ Q1/Q1** |
|---|---|---|---|---|
| **Net banking income** | **484** | **423** | **+14.4%** | **+11.0%** |
| Operating expenses | (209) | (202) | +3.5% | +1.0% |
| **Gross operating income*** | **275** | **221** | **+24.4%** | **+20.2%** |
| Risk-related costs | - | 13 | n.m. | |
| Equity affiliates | 49 | 22 | x2.2 | |
| **Pre-tax income*** | **324** | **256** | **+26.6%** | |
| Tax | (70) | (58) | +20.3% | |
| **Net income*** | **254** | **198** | **+28.4%** | |
| **Cost/income ratio** | **43.2%** | **47.7%** | **(4.5pp)** | |

* *In 2005, before integration-related costs*

** *Like-for-like and at constant exchange rates*

**Financing activities** contributed €254 million to net income, an increase of 28.4%.

Business was healthy on the whole, with a 14.4% advance in **net banking income** despite persistently high market liquidity.

In structured finance, most of the impetus came from acquisition finance, property and telecoms. In international commercial banking, growth was fed by the strengthening of Calyon's positions in its main markets.

Operating costs were tightly controlled (+3.5%). **Gross operating income** moved up 24.4% and the **cost/income ratio** was 43.2% – a 4.5 percentage point improvement on the first quarter of 2005.

Financing activities benefited of a favourable counterparties'risk environment: risk-related costs over the quarter were nil.

**Capital markets and investment banking**

| In € million | Q1-06 | Q1-05 | Δ Q1/Q1 | Δ Q1/Q1** |
|---|---|---|---|---|
| **Net banking income** | **910** | **610** | **+49.2%** | **+44.6%** |
| Operating expenses | (611) | (476) | +28.4% | +25.5% |
| **Gross operating income*** | **299** | **134** | **x2.2** | **x2.1** |
| Risk-related costs | - | 1 | n.m. | |
| Equity affiliates | 1 | - | n.m. | |
| Net gain (loss) on disposal of other assets | - | 4 | n.m. | |
| **Pre-tax income*** | **300** | **139** | **x2.2** | |
| Tax | (75) | (36) | x2.1 | |
| **Net income*** | **225** | **103** | **x2.2** | |
| **Cost/income ratio*** | **67.1%** | **78.1%** | **(11.0pp)** | |

** In 2005, before integration-related costs*
*** Like-for-like and at constant exchange rates*

**Capital markets and investment banking** sustained robust growth during the first quarter of 2006 (up 49.2% on the same year-ago period, up 28% on the fourth quarter of 2005). Operating performance improved dramatically, confirming the strength of Calyon's systems and the solid footing it has developed in all of its markets.

In **capital markets,** income was higher across nearly all product lines, with pronounced increases in interest derivatives, securitization and structured interest rate products.

In **brokerage**, each of the three brokerage firms (CLSA, CA Cheuvreux and Calyon Financial) turned in an exceptional performance, with GOI more than doubling compared with the first quarter of 2005 in a healthy market environment.

In **investment banking**, business was healthy and benefited from meaningful mandates (SDMO, ASF ...).

**Gross operating income** was €299 million, 2.2x higher than in the first quarter of 2005.

The **cost/income ratio** contracted by 11 percentage points to 67.1%.

In all, Corporate and Investment Banking's contribution to net income was multiplied by 2.2 to €225 million.

## 6. INTERNATIONAL RETAIL BANKING

The first quarter of 2006 reflects the inception of the 2006-2008 development plan, which calls for substantially expanding this business line. It was an active period for acquisitions. In January, Crédit Agricole S.A. announced the acquisition of the Egyptian retail bank Egyptian American Bank, followed by the purchase of a controlling interest in the life and nonlife bancassurance subsidiaries of the BES group in Portugal in February and the acquisition of Index Bank in Ukraine in March.

A large part of income in International Retail Banking was derived from its share of income of equity affiliates, which came to €120 million. The main contributor was Banca Intesa, which enjoyed a good quarter, while BES results (+ 35%) were impacted by the harmonisation of methods to cover BES liabilities for retirement benefits with those of the Group. The business line's net income was €128 million.

| In € millions | Q1-06 | Q1-05 | Δ Q1-Q1 |
|---|---|---|---|
| **Net banking income** | **92** | **63** | **+46.3%** |
| Operating expenses | (77) | (53) | +47.4% |
| **Gross operating income** | **15** | **10** | **+40.6%** |
| Risk-related costs | (4) | (2) | n.m. |
| Equity affiliates | 120 | 123 | (2.3%) |
| Net gain (loss) on disposal of other assets | - | (3) | n.m. |
| **Pre-tax income** | **131** | **128** | **+1.9%** |
| Tax | (3) | (1) | n.m. |
| **Net income** | **128** | **127** | **+0.9%** |
| **Cost/income ratio** | **83.9%** | **83.2%** | **+0.7 pp** |

## 7. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

The loss contributed by Proprietary Asset Management contracted from €138 million in the first quarter of 2005 to €65 million in the first quarter of 2006. This improvement was due mainly to:
- the Private Equity business, which generated net banking income of €37.8 million compared with €17.2 million in the first quarter of 2005;
- inclusion of the 2005 net income of the listed equity affiliate Eurazeo.

| In € millions | Q1-06 | Q1-05 | Δ Q1/Q1 |
|---|---|---|---|
| **Net banking income** | **(54)** | **(80)** | **(32.0%)** |
| Operating expenses | (179) | (190) | (5.8%) |
| **Gross operating income*** | **(233)** | **(270)** | **(13.6%)** |
| Risk-related costs | 13 | (11) | n.m. |
| Equity affiliates | 71 | (4) | n.m. |
| Net gain (loss) on disposal of other assets | 18 | 4 | n.m. |
| **Pre-tax income*** | **(131)** | **(281)** | **(53.3%)** |
| Tax | 66 | 143 | (53.9%) |
| **Net income*** | **(65)** | **(138)** | **(52.7%)** |

** In 2005, before integration-related costs*

## CRÉDIT AGRICOLE GROUP CONSOLIDATED RESULTS

In the first-quarter of 2006, the Crédit Agricole Group generated €1.949 billion in net income group share, up 49.8% compared with the same period in 2005.

| €m | Q1-06 | Q1-05 | Δ Q1/Q1 |
|---|---|---|---|
| **Net banking income** | **7,316** | **6,146** | **+19.0%** |
| Operating expenses | (4,314) | (3,971) | +8.6% |
| **Gross operating income*** | **3,002** | **2,175** | **+38.0%** |
| Risk-related costs | (300) | (288) | +4.2% |
| Equity affiliates | 250 | 150 | +66.7% |
| Net income on other assets | 22 | 9 | X2.4 |
| Integration-related costs | | (49) | n.m. |
| Tax | (935) | (638) | +46.5% |
| **Net income** | **2,039** | **1,359** | **+50.0%** |
| **Net income - Group share** | **1,949** | **1,301** | **+49.8%** |

* *In 2005, before integration-related costs*

*The above data relate to the Crédit Agricole group, consisting of all Local Banks, Regional Banks, Crédit Agricole S.A. and subsidiaries.*

**Crédit Agricole and China Unionpay officially inaugurate on 3 April 2006 a partnership to accept CUP-compliant cards in France (*press release dated 4 April 2006)***

The Crédit Agricole Group and China Unionpay (CUP) signed an agreement on 3 November 2005 in Shanghai aimed at accepting CUP-compliant cards in France. CUP comprises 175 member institutions and manages interbank transactions and cash withdrawals made with its cards, both in China and internationally.

Relying on a system put in place by CEDICAM[1], the banks in the Crédit Agricole Group (Regional Banks, LCL and Calyon) have taken measures to accept CUP-compliant cards at merchants equipped with Crédit Agricole or LCL electronic payment terminals, as well as for cash withdrawals from both banks' cash dispensers. With this service, which is unique in France and new in Europe, the Crédit Agricole Group is looking to support the rapid growth in Chinese tourism in France and, more generally, to foster trade between the two countries.

The partnership between Crédit Agricole and CUP is now up and running. On 3 April, the Chairman and the Chief Executive of Crédit Agricole S.A. – René Carron and Georges Pauget – and the President and the Executive Vice President of CUP - Tinghuan Liu and Yongchun Liu – inaugurated their partnership at a ceremony held at Printemps, a leading department store in central Paris.

Initially, CUP-compliant cards will be accepted for payments and withdrawals in the regions most popular with Chinese tourists, namely the Paris metropolitan area, the Mediterranean Riviera and Monaco. The arrangement will be extended to other regions of France at a later stage.

A total of 500,000 Chinese tourists are expected to visit France in 2006, and the number will eventually rise to one million. At the same time, the Chinese electronic payments market is expanding spectacularly, with a total of some 949 million cards in circulation. By rolling out this new service, the Crédit Agricole Group is underscoring its leadership position in the French e-money market and its intention of becoming a key player in the single euro payment area that will come into being on 1 January 2008.

Crédit Agricole is the eighth-largest bank worldwide for card transactions, with a total of €59 billion in 2004, and has an overall share of some 33% of France's e-money market.

(1) CEDICAM is a Crédit Agricole subsidiary specialising in payment systems.

# TAXATION

## UNITED STATES TAXATION

**TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, HOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS BASE PROSPECTUS IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY HOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON HOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN BY THE ISSUER IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE ISSUER OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) HOLDERS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.**

The following discussion summarizes certain U.S. federal income tax considerations that may be relevant to you if you invest in Notes that are Registered Notes and you are a U.S. holder. You will be a U.S. holder if you are an individual who is a citizen or resident of the United States, a U.S. domestic corporation, or any other person that is subject to U.S. federal income tax on a net income basis without regard to source. This summary deals only with U.S. holders that hold Notes as capital assets. It does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules, such as a bank, thrift, investor liable for the alternative minimum tax, individual retirement account or other tax-deferred account, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark to market treatment, person that will hold Notes as a hedge against currency risk or as a position in a "straddle" or conversion transaction, tax-exempt organization or a person whose "functional currency" is not the U.S. dollar.

This summary is based on the tax laws of the United States including the Internal Revenue Code of 1986, as amended, regulations, rulings and decisions now in effect, all of which may change. Any change could apply retroactively and could affect the continued validity of this summary.

You should consult your tax adviser about the tax consequences of holding Notes, including the relevance to your particular situation of the considerations discussed below, as well as the relevance to your particular situation of state, local or other tax laws.

Bearer Notes (including Exchangeable Bearer Notes while in bearer form) are not being offered to U.S. Holders. A U.S. Holder who owns a Bearer Note may be subject to limitations under United States income tax laws, including the limitations provided in sections 165(j) and 1287(a) of the United States Internal Revenue Code. This summary does not address the U.S. Federal income tax consequences of investing in Bearer Notes.

### Payments or Accruals of Interest

Payments or accruals of "qualified stated interest" (as defined below) on a Note will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts (in accordance with your regular method of tax accounting) and will generally constitute income from sources outside the U.S. If you use the cash method of tax accounting and you receive payments of interest pursuant to the terms of a Note in a currency other than U.S. dollars (a "**foreign currency**"), the amount of interest income you will realize will be the U.S. dollar value of the foreign currency payment based on the exchange rate in effect on the date you receive the payment, regardless of whether you convert the payment into U.S. dollars. If you are an accrual-basis U.S. holder, the amount of interest income you will realize will be based on the average exchange rate in effect during the interest accrual period (or with respect to an interest accrual period that spans two

taxable years, at the average exchange rate for the partial period within the taxable year). Alternatively, as an accrual-basis U.S. holder, you may elect to translate all interest income on foreign currency-denominated Notes at the spot rate on the last day of the accrual period (or the last day of the taxable year, in the case of an accrual period that spans more than one taxable year) or on the date that you receive the interest payment if that date is within five business days of the end of the accrual period. If you make this election, you must apply it consistently to all debt instruments from year to year and you cannot change the election without the consent of the Internal Revenue Service. If you use the accrual method of accounting for tax purposes, you will recognize foreign currency gain or loss on the receipt of a foreign currency interest payment if the exchange rate in effect on the date the payment is received differs from the rate applicable to a previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss, but generally will not be treated as an adjustment to interest income received on the Note.

**Purchase, Sale and Retirement of Notes**

Initially, your tax basis in a Note generally will equal the cost of the Note to you. Your basis will increase by any amounts that you are required to include in income under the rules governing original issue discount and market discount, and will decrease by the amount of any amortized premium and any payments other than qualified stated interest made on the Note. (The rules for determining these amounts are discussed below.) If you purchase a Note that is denominated in a foreign currency, the cost to you (and therefore generally your initial tax basis) will be the U.S. dollar value of the foreign currency purchase price on the date of purchase calculated at the exchange rate in effect on that date. If the foreign currency Note is traded on an established securities market and you are a cash-basis taxpayer (or if you are an accrual-basis taxpayer that makes a special election), you will determine the U.S. dollar value of the cost of the Note by translating the amount of the foreign currency that you paid for the Note at the spot rate of exchange on the settlement date of your purchase. The amount of any subsequent adjustments to your tax basis in a Note in respect of foreign currency-denominated original issue discount, market discount and premium will be determined in the manner described below. If you convert U.S. dollars into a foreign currency and then immediately use that foreign currency to purchase a Note, you generally will not have any taxable gain or loss as a result of the conversion or purchase.

When you sell or exchange a Note, or if a Note that you hold is retired, you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction (less any accrued qualified stated interest, which will be subject to tax in the manner described above under "Payments or Accruals of Interest") and your tax basis in the Note. If you sell or exchange a Note for a foreign currency, or receive foreign currency on the retirement of a Note, the amount you will realize for U.S. tax purposes generally will be the dollar value of the foreign currency that you receive calculated at the exchange rate in effect on the date the foreign currency Note is disposed of or retired. If you dispose of a foreign currency Note that is traded on an established securities market and you are a cash-basis U.S. holder (or if you are an accrual-basis holder that makes a special election), you will determine the U.S. dollar value of the amount realized by translating the amount at the spot rate of exchange on the settlement date of the sale, exchange or retirement.

The special election available to you if you are an accrual-basis taxpayer in respect of the purchase and sale of foreign currency Notes traded on an established securities market, which is discussed in the two preceding paragraphs, must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the Internal Revenue Service.

Except as discussed below with respect to market discount and foreign currency gain or loss, the gain or loss that you recognize on the sale, exchange or retirement of a Note generally will be U.S. source capital gain or loss. The gain or loss on the sale, exchange or retirement of a Note will be

long-term capital gain or loss if you have held the Note for more than one year on the date of disposition. Net long-term capital gain recognized by an individual U.S. holder generally will be subject to tax at a lower rate than net short-term capital gain or ordinary income. The ability of U.S. holders to offset capital losses against ordinary income is limited.

Despite the foregoing, the gain or loss that you recognize on the sale, exchange or retirement of a foreign currency Note generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which you held the Note. This foreign currency gain or loss will not be treated as an adjustment to interest income that you receive on the Note.

**Original Issue Discount**

If we issue Notes at a discount from their stated redemption price at maturity, and the discount is equal to or more than the product of one-fourth of one percent (0.25%) of the stated redemption price at maturity of the Notes multiplied by the number of full years to their maturity, the Notes will be "Original Issue Discount Notes." The difference between the issue price and the stated redemption price at maturity of the Notes will be the "original issue discount." The "issue price" of the Notes will be the first price at which a substantial amount of the Notes are sold to the public (i.e., excluding sales of Notes to underwriters, placement agents, wholesalers, or similar persons). The "stated redemption price at maturity" will include all payments under the Notes other than payments of qualified stated interest. The term "qualified stated interest" generally means stated interest that is unconditionally payable in cash or property (other than debt instruments issued by the Company) at least annually during the entire term of a Note at a single fixed interest rate or, subject to certain conditions, based on one or more interest indices.

If you invest in an Original Issue Discount Note, you generally will be subject to the special tax accounting rules for original issue discount obligations provided by the Internal Revenue Code and certain U.S. Treasury regulations. You should be aware that, as described in greater detail below, if you invest in an Original Issue Discount Note, you generally will be required to include original issue discount in ordinary gross income for U.S. federal income tax purposes as it accrues, although you may not yet have received the cash attributable to that income.

In general, and regardless of whether you use the cash or the accrual method of tax accounting, if you are the holder of an Original Issue Discount Note with a maturity greater than one year, you will be required to include in ordinary gross income the sum of the "daily portions" of original issue discount on that Note for all days during the taxable year that you own the Note. The daily portions of original issue discount on an Original Issue Discount Note are determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that period. Accrual periods may be any length and may vary in length over the term of an Original Issue Discount Note, so long as no accrual period is longer than one year and each scheduled payment of principal or interest occurs on the first or last day of an accrual period. If you are the initial holder of the Note, the amount of original issue discount on an Original Issue Discount Note allocable to each accrual period is determined by:

(i) multiplying the "adjusted issue price" (as defined below) of the Note at the beginning of the accrual period by a fraction, the numerator of which is the annual yield to maturity (defined below) of the Note and the denominator of which is the number of accrual periods in a year; and

(ii) subtracting from that product the amount (if any) payable as qualified stated interest allocable to that accrual period.

In the case of an Original Issue Discount Note that is a floating rate Note, both the "annual yield to maturity" and the qualified stated interest will be determined for these purposes as though the Note will bear interest in all periods at a fixed rate generally equal to the rate that would be applicable to

interest payments on the Note on its date of issue or, in the case of some floating rate Notes, the rate that reflects the yield that is reasonably expected for the Note. (Additional rules may apply if interest on a floating rate Note is based on more than one interest index.) The "adjusted issue price" of an Original Issue Discount Note at the beginning of any accrual period will generally be the sum of its issue price (including any accrued interest) and the amount of original issue discount allocable to all prior accrual periods, reduced by the amount of all payments other than any qualified stated interest payments on the Note in all prior accrual periods. All payments on an Original Issue Discount Note (other than qualified stated interest) will generally be viewed first as payments of previously accrued original issue discount (to the extent of the previously accrued discount), with payments considered made from the earliest accrual periods first, and then as a payment of principal. The "annual yield to maturity" of a Note is the discount rate (appropriately adjusted to reflect the length of accrual periods) that causes the present value on the issue date of all payments on the Note to equal the issue price. As a result of this "constant yield" method of including original issue discount income, the amounts you will be required to include in your gross income if you invest in an Original Issue Discount Note denominated in U.S. dollars generally will be lesser in the early years and greater in the later years than amounts that would be includible on a straight-line basis.

You generally may make an irrevocable election to include in income your entire return on a Note (i.e., the excess of all remaining payments to be received on the Note, including payments of qualified stated interest, over the amount you paid for the Note) under the constant yield method described above. This election will generally only apply to the Note with respect to which it is made. If you purchase Notes at a premium or market discount and if you make this election, you will also be deemed to have made the election (discussed below under the "Premium" and "Market Discount") to amortize premium or to accrue market discount currently on a constant yield basis in respect of all other premium or market discount bonds that you hold.

In the case of an Original Issue Discount Note that is also a foreign currency Note, you should determine the U.S. dollar amount includible as original issue discount for each accrual period by (i) calculating the amount of original issue discount allocable to each accrual period in the foreign currency using the constant yield method described above and (ii) translating that foreign currency amount at the average exchange rate in effect during that accrual period (or, with respect to an interest accrual period that spans two taxable years, at the average exchange rate for each partial period). Alternatively, you may translate the foreign currency amount at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year, for an accrual period that spans two taxable years) or at the spot rate of exchange on the date of receipt, if that date is within five business days of the last day of the accrual period, provided that you have made the election described above under "Payments or Accruals of Interest." Because exchange rates may fluctuate, if you are the holder of an Original Issue Discount Note that is also a foreign currency Note, you may recognize a different amount of original issue discount income in each accrual period than would be the case if you were the holder of an otherwise similar Original Issue Discount Note denominated in U.S. dollars. Upon the receipt of an amount attributable to original issue discount (whether in connection with a payment of an amount that is not qualified stated interest or the sale or retirement of the Original Issue Discount Note), you will recognize ordinary income or loss measured by the difference between the amount received (translated into U.S. dollars at the exchange rate in effect on the date of receipt or on the date of disposition of the Original Issue Discount Note, as the case may be) and the amount accrued (using the exchange rate applicable to such previous accrual).

If you purchase an Original Issue Discount Note outside of the initial offering at a cost less than its remaining redemption amount (i.e., the total of all future payments to be made on the Note other than payments of qualified stated interest), or if you purchase an Original Issue Discount Note in the

initial offering at a price other than the Note's issue price, you generally will also be required to include in gross income the daily portions of original issue discount, calculated as described above. However, if you acquire an Original Issue Discount Note at a price greater than its adjusted issue price, you will be entitled to reduce your periodic inclusions of original issue discount to reflect the premium paid over the adjusted issue price.

Floating rate Notes generally will be treated as "variable rate debt instruments" under the original issue discount rules. Accordingly, the stated interest on a Floating Rate Note generally will be treated as "qualified stated interest" and such a Note will not have original issue discount solely as a result of the fact that it provides for interest at a variable rate. If a floating rate Note does not qualify as a "variable rate debt instrument," the Note will be subject to special rules that govern the tax treatment of debt obligations that provide for contingent payments. A detailed description of the tax considerations relevant to U.S. holders of any such Notes will be provided in the Final Terms.

Certain Original Issue Discount Notes may be redeemed prior to Maturity, either at the option of the Company or at the option of the holder, or may have special repayment or interest rate reset features as indicated in the Final Terms. Original Issue Discount Notes containing these features may be subject to rules that differ from the general rules discussed above. If you purchase Original Issue Discount Notes with these features, you should carefully examine the Final Terms and consult your tax adviser about their treatment since the tax consequences of original issue discount will depend, in part, on the particular terms and features of the Notes.

**Short-Term Notes**

The rules described above will also generally apply to Original Issue Discount Notes with maturities of one year or less ("**short-term Notes**"), but with some modifications.

First, the original issue discount rules treat none of the interest on a short-term Note as qualified stated interest, but treat a short-term Note as having original issue discount. Thus, all short-term Notes will be Original Issue Discount Notes. Except as noted below, if you are a cash-basis holder of a short-term Note and you do not identify the short-term Note as part of a hedging transaction you will generally not be required to accrue original issue discount currently, but you will be required to treat any gain realized on a sale, exchange or retirement of the Note as ordinary income to the extent such gain does not exceed the original issue discount accrued with respect to the Note during the period you held the Note. You may not be allowed to deduct all of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a short-term Note until the Maturity of the Note or its earlier disposition in a taxable transaction. Notwithstanding the foregoing, if you are a cash-basis U.S. holder of a short-term Note, you may elect to accrue original issue discount on a current basis (in which case the limitation on the deductibility of interest described above will not apply). A U.S. holder using the accrual method of tax accounting and some cash method holders (including banks, securities dealers, regulated investment companies and certain trust funds) generally will be required to include original issue discount on a short-term Note in gross income on a current basis. Original issue discount will be treated as accruing for these purposes on a ratable basis or, at the election of the holder, on a constant yield basis based on daily compounding.

Second, regardless of whether you are a cash-basis or accrual-basis holder, if you are the holder of a short-term Note you may elect to accrue any "acquisition discount" with respect to the Note on a current basis. Acquisition discount is the excess of the remaining redemption amount of the Note at the time of acquisition over the purchase price. Acquisition discount will be treated as accruing ratably or, at the election of the holder, under a constant yield method based on daily compounding. If you elect to accrue acquisition discount, the original issue discount rules will not apply.

Finally, the market discount rules described below will not apply to short-term Notes.

## Premium

If you purchase a Note at a cost greater than the Note's remaining redemption amount, you will be considered to have purchased the Note at a premium, and you may elect to amortize the premium as an offset to interest income, using a constant yield method, over the remaining term of the Note. If you make this election, it generally will apply to all debt instruments that you hold at the time of the election, as well as any debt instruments that you subsequently acquire. In addition, you may not revoke the election without the consent of the Internal Revenue Service. If you elect to amortize the premium, you will be required to reduce your tax basis in the Note by the amount of the premium amortized during your holding period. Original Issue Discount Notes purchased at a premium will not be subject to the original issue discount rules described above. In the case of premium on a foreign currency Note, you should calculate the amortization of the premium in the foreign currency. Premium amortization deductions attributable to a period reduce interest income in respect of that period, and therefore are translated into U.S. dollars at the rate that you use for interest payments in respect of that period. Exchange gain or loss will be realized with respect to amortized premium on a foreign currency Note based on the difference between the exchange rate computed on the date or dates the premium is amortized against interest payments on the Note and the exchange rate on the date the holder acquired the Note. If you do not elect to amortize premium, the amount of premium will be included in your tax basis in the Note. Therefore, if you do not elect to amortize premium and you hold the Note to Maturity, you generally will be required to treat the premium as capital loss when the Note matures.

## Market Discount

If you purchase a Note at a price that is lower than the Note's remaining redemption amount (or in the case of an Original Issue Discount Note, the Note's adjusted issue price), by 0.25% or more of the remaining redemption amount (or adjusted issue price), multiplied by the number of remaining whole years to maturity, the Note will be considered to bear "market discount" in your hands. In this case, any gain that you realize on the disposition of the Note generally will be treated as ordinary interest income to the extent of the market discount that accrued on the Note during your holding period. In addition, you may be required to defer the deduction of a portion of the interest paid on any indebtedness that you incurred or continued to purchase or carry the Note. In general, market discount will be treated as accruing ratably over the term of the Note, or, at your election, under a constant yield method. You must accrue market discount on a foreign currency Note in the specified currency. The amount that you will be required to include in income in respect of accrued market discount will be the U.S. dollar value of the accrued amount, generally calculated at the exchange rate in effect on the date that you dispose of the Note.

You may elect to include market discount in gross income currently as it accrues (on either a ratable or constant yield basis), in lieu of treating a portion of any gain realized on a sale of the Note as ordinary income. If you elect to include market discount on a current basis, the interest deduction deferral rule described above will not apply. If you do make such an election, it will apply to all market discount debt instruments that you acquire on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the Internal Revenue Service. Any accrued market discount on a foreign currency Note that is currently includible in income will be translated into U.S. dollars at the average exchange rate for the accrual period (or portion thereof within the holder's taxable year).

## Indexed Notes and Other Notes Providing for Contingent Payments

Special rules govern the tax treatment of debt obligations that provide for contingent payments ("**contingent debt obligations**"). These rules generally require accrual of interest income on a constant yield basis in respect of contingent debt obligations at a yield determined at the time of issuance of the obligation, and may require adjustments to these accruals when any contingent

payments are made. We will provide a detailed description of the tax considerations relevant to U.S. holders of any contingent debt obligations in the Final Terms.

**Information Reporting and Backup Withholding**

The paying agent must file information returns with the United States Internal Revenue Service in connection with Note payments made to certain United States persons. If you are a United States person, you generally will not be subject to United States backup withholding tax on such payments if you provide your taxpayer identification number to the paying agent. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the Notes. If you are not a United States person, you may have to comply with certification procedures to establish that you are not a United States person in order to avoid information reporting and backup withholding tax requirements.

**Certain ERISA Considerations**

The U.S. Employee Retirement Income Security Act of 1974, as amended ("**ERISA**") imposes fiduciary standards and certain other requirements on employee benefit plans subject thereto including collective investment funds, separate accounts, and other entities or accounts whose underlying assets are treated as assets of such plans pursuant to the U.S. Department of Labor regulation, 29 CFR Section 2510.3-101 (collectively, "**ERISA Plans**"), and on those persons who are fiduciaries with respect to ERISA Plans. Investments by ERISA Plans are subject to ERISA's general fiduciary requirements, including the requirement of investment prudence and diversification and the requirement that an ERISA Plan's investments be made in accordance with the documents governing the Plan. The prudence of a particular investment will be determined by the responsible fiduciary of an ERISA Plan by taking into account the ERISA Plan's particular circumstances and all of the facts and circumstances of the investment including, but not limited to, the matters discussed in "Risk Factors" and the fact that in the future there may be no market in which the fiduciary will be able to sell or otherwise dispose of the Notes.

In addition, Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of an ERISA Plan (as well as those plans that are not subject to ERISA but which are subject to Section 4975 of the Code, such as individual retirement accounts, which we refer to, together with any entities whose underlying assets include the assets of any such plan and with ERISA Plans, "**Plans**") and certain persons (referred to as "parties in interest" within the meaning of ERISA or "disqualified persons" within the meaning of the Code) having certain relationships to such Plans, unless a statutory or administrative exemption applies to the transaction. In particular, a sale or exchange of property or an extension of credit between a Plan and a party in interest or disqualified person may constitute a prohibited transaction. A party in interest or disqualified person who engages in a prohibited transaction may be subject to excise taxes or other liabilities under ERISA and/or the Code.

We, directly or through our affiliates, may be considered a party in interest or a disqualified person with respect to many Plans. Prohibited transactions within the meaning of Section 406 of ERISA and/or Section 4975 of the Code may arise if the Notes are acquired by a Plan with respect to which we or an affiliate is a party in interest or a disqualified person, unless the Notes are acquired pursuant to and in accordance with an applicable exemption. Certain exemptions from the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code may apply depending in part on the type of Plan fiduciary making the decision to acquire a Note and the circumstances under which that decision is made. Included among these exemptions are Prohibited Transaction Class Exemption ("**PTCE**") 91-38 (relating to investments by bank collective investment funds), PTCE 84-14 (relating to transactions effected by a "**qualified professional asset manager**"), PTCE 90-1 (relating to investments by insurance company pooled separate accounts), PTCE 95-60 (relating to investments by insurance company general accounts) and PTCE 96-23

(relating to transactions determined by an in-house asset manager). There can be no assurance that any of these class exemptions or any other exemption will be available with respect to any particular transaction involving the Notes.

BY ITS PURCHASE AND HOLDING OF A NOTE, EACH PURCHASER AND EACH TRANSFEREE, INCLUDING ANY FIDUCIARY PURCHASING ON BEHALF OF A PLAN, WILL BE DEEMED TO HAVE REPRESENTED AND WARRANTED, IN ITS CORPORATE AND FIDUCIARY CAPACITY, ON EACH DAY FROM THE DATE ON WHICH THE PURCHASER OR TRANSFEREE ACQUIRES THE NOTE THROUGH AND INCLUDING THE DATE ON WHICH THE PURCHASER OR TRANSFEREE DISPOSES OF ITS INTEREST IN SUCH NOTE, EITHER THAT (A) IT IS NOT AN EMPLOYEE BENEFIT PLAN AS DESCRIBED IN SECTION 3(3) OF ERISA AND SUBJECT TO ERISA, OR A PLAN SUBJECT TO SECTION 4975 OF THE CODE, OR A GOVERNMENTAL PLAN OR CHURCH PLAN WHICH IS SUBJECT TO ANY FEDERAL, STATE OR LOCAL LAW THAT IS SUBSTANTIALLY SIMILAR TO THE PROVISIONS OF SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE, OR AN ENTITY WHOSE ASSETS ARE TREATED AS ASSETS OF ANY SUCH PLAN OR (B) ITS PURCHASE, HOLDING AND DISPOSITION OF A NOTE DOES NOT AND WILL NOT CONSTITUTE A PROHIBITED TRANSACTION UNDER SECTION 406 OF ERISA OR SECTION 4975 OF THE CODE (OR IN THE CASE OF A GOVERNMENTAL OR CHURCH PLAN, ANY SUBSTANTIALLY SIMILAR PROVISIONS OF ANY FEDERAL, STATE OR LOCAL LAW) UNLESS AN EXEMPTION IS AVAILABLE WITH RESPECT TO SUCH TRANSACTIONS AND ALL THE CONDITIONS OF SUCH EXEMPTION HAVE BEEN SATISFIED.

Governmental plans and certain church plans, while not subject to the fiduciary responsibility provisions of ERISA or the provisions of Section 4975 of the Code, may nevertheless be subject to state or other laws that are substantially similar to the foregoing provisions of ERISA and the Code. Fiduciaries of any such plans should consult with their counsel before purchasing Notes.

Any Plan fiduciary that proposes to cause a Plan to purchase Notes should consult with its counsel regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code to such an investment, and to confirm that such investment will not constitute or result in a prohibited transaction or any other violation of an applicable requirement of ERISA or the Code.

The sale of Notes to a Plan is in no respect a representation by us that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.

Any special ERISA considerations relevant to a particular issue of Notes will be provided in the applicable Final Terms.

**EU TAXATION**

On 3 June 2003, the European Council of Economic and Finance Ministers adopted Directive 2003/48/EC on the taxation of savings income (the "**Savings Directive**"). Pursuant to the Savings Directive and subject to a number of conditions being met, Member States are required, since 1 July 2005, to provide to the tax authorities of another Member State, *inter alia*, details of payments of interest within the meaning of the Savings Directive (interests, products, premiums or other debt income) made by a paying agent located within its jurisdiction to, or for the benefit of, an individual resident in that other Member State (the "**Disclosure of Information Method**").

For these purposes, the term "paying agent" is defined widely and includes in particular any economic operator who is responsible for making interest payments, within the meaning of the Savings Directive, for the immediate benefit of individuals.

However, throughout a transitional period, certain Member States (the Grand-Duchy of Luxembourg, Belgium and Austria), instead of using the Disclosure of Information Method used by

other Member States, unless the relevant beneficial owner of such payment opts for the Disclosure of Information Method or for the tax certificate procedure, as applicable, withhold an amount on interest payments. The rate of such withholding tax equals 15% during the first three years, 20% during the subsequent three years and 35% until the end of the transitional period.

Such transitional period will end at the end of the first full fiscal year following the later of (i) the date of entry into force of an agreement between the European Community, following a unanimous decision of the European Council, and the last of Switzerland, Liechtenstein, San Marino, Monaco and Andorra, providing for the exchange of information upon request as defined in the OECD Model Agreement on Exchange of Information on Tax Matters released on 18 April 2002 (the "**OECD Model Agreement**") with respect to interest payments within the meaning of the Savings Directive, in addition to the simultaneous application by those same countries of a withholding tax on such payments at the rate applicable for the corresponding periods mentioned above and (ii) the date on which the European Council unanimously agrees that the United States of America is committed to exchange of information upon request as defined in the OECD Model Agreement with respect to interest payments within the meaning of the Savings Directive.

A number of non-EU countries and dependent or associated territories have agreed to adopt similar measures (transitional withholding or exchange of information) with effect since 1 July 2005.

## LUXEMBOURG TAXATION

Under Luxembourg tax law currently in effect and with the possible exception of interest paid to individual Noteholders or Noteholders that are Residual Entities (as defined below), there is no withholding tax on payments of interest (including accrued but unpaid interest). There is also no Luxembourg withholding tax, with the possible exception of interest paid to individual Noteholders or Noteholders that are Residual Entities (as defined below), upon repayment of the principal in case of reimbursement, redemption, repurchase or exchange of the Notes.

*Luxembourg non-resident individuals*

Under the Savings Directive (as defined above) and the Luxembourg laws dated 21 June 2005 implementing the Savings Directive and several agreements concluded between Luxembourg and certain dependent territories of the European Union, a Luxembourg based paying agent (within the meaning of the Savings Directive) is required since 1 July 2005 to withhold tax on interest and other similar income paid by it to (or under certain circumstances, to the benefit of) an individual resident in another Member State or a residual entity in the sense of article 4.2. of the Savings Directive ("**Residual Entities**"), established in another Member State of the European Union unless the beneficiary of the interest payments opts for the procedure of the exchange of information or for the tax certificate procedure. The same regime applies to payments to individuals or Residual Entities resident or established in certain dependent territories.

The withholding tax rate is initially 15%, increasing steadily to 20% and to 35%. The withholding tax system will only apply during a transitional period, the ending of which depends on the conclusion of certain agreements relating to information exchange with certain other countries.

*Luxembourg resident individuals*

A 10% withholding tax has been introduced, as from 1 January 2006, on interest payments made by Luxembourg paying agents (defined in the same way as in the Savings Directive) to Luxembourg individual residents. Only interest accrued after 1 July 2005 falls within the scope of this withholding tax. Income from current accounts, provided that the interest rate is not higher than 0.75%, are exempt from the withholding tax. Furthermore, interest which is accrued once a year on savings accounts (short and long term) and which does not exceed €250 per person and per paying agent is exempt from the withholding tax. This withholding tax represents the final tax liability for the

Luxembourg individual resident taxpayers receiving the payment in the course of his/her private wealth.

## FRANCE TAXATION

The Savings Directive was implemented into French law under article 242 *ter* of the French *Code Général des Impôts*, which imposes on paying agents based in France an obligation to report to the French tax authorities certain information with respect to interest payments made to beneficial owners domiciled in another Member State, including, among other things, the identity and address of the beneficial owner and a detailed list of the different categories of interest paid to that beneficial owner.

*Notes other than those issued through the Issuer's London branch*

Payments of interest and other revenues with respect to Notes which constitute *obligations* under French law and are issued or deemed to be issued by the Issuer outside the Republic of France benefit from the exemption from deduction of tax at source on interest set out under Article 125 A III of the French *Code Général des Impôts*, as provided for in Article 131 *quater* of the French *Code Général des Impôts*. Accordingly, such payments do not give the right to any tax credit from any French source.

Notes constituting *obligations* under French law will be issued (or deemed to be issued) outside France by the Issuer (i) in the case of syndicated or non-syndicated issues of Notes, if such Notes are denominated in euro, (ii) in the case of syndicated issues of Notes denominated in currencies other than euro, if, *inter alia*, the Issuer and the relevant Dealers agree not to offer the Notes to the public in the Republic of France in connection with their initial distribution and such Notes are offered in the Republic of France only through an international syndicate to qualified investors (*investisseurs qualifiés*) as described in Article L. 411-2 of the French *Code monétaire et financier* (other than individuals) and the issue of Notes is not subject to the *Autorité des marchés financiers* (other than a submission to the *Autorité des marchés financiers* for the sole purpose of listing such Notes on Euronext Paris S.A.) or (iii) in the case of non-syndicated issues of Notes denominated in currencies other than euro, if each of the subscribers of the Notes is domiciled or resident for tax purposes outside the Republic of France and does not act through a permanent establishment or fixed base therein, in each case as more fully set out in the Circular 5 I-11-98 of the *Direction Générale des Impôts* dated 30 September 1998.

The tax regime applicable to Notes which do not constitute *obligations* will be set out in the relevant Final Terms.

*See "Terms and Conditions of the Notes – Taxation".*

## UNITED KINGDOM TAXATION

The comments below are of a general nature based on current United Kingdom tax law and HM Revenue & Customs practice and are not intended to be exhaustive. They only apply to persons who are beneficial holders of the Notes. The comments below do not necessarily apply where the income is deemed for tax purposes to be the income of any other person and may not apply to certain classes of person such as dealers. Any Noteholders who are in doubt as to their own tax position should consult their professional adviser.

*Withholding tax on payments of interest on Notes issued by the Issuer acting through its London branch*

References to "interest" in this section mean interest as understood in U.K. tax law. Any redemption premium or, in the case of Notes issued at a discount the difference between the face value and the

issue price, may be "interest" for U.K. tax purposes, although the position will depend upon the particular terms and conditions. If such amounts are not interest they will not be subject to withholding or deduction for or on account of U.K. tax.

Payments of interest on Notes that are issued by the Issuer acting through its London branch will not be subject to withholding or deduction for or on account of U.K. tax so long as the Notes carry a right to interest and are and continue to be listed on a "recognised stock exchange" within the meaning of section 841 of the U.K. Income and Corporation Taxes Act 1988 (which includes the Luxembourg Stock Exchange).

If Notes issued by the Issuer acting through its London branch are not or cease to be listed on a recognised stock exchange, payments of interest will nevertheless not be subject to withholding or deduction for or on account of U.K. tax so long as the Issuer remains a bank for the purposes of section 840A of the U.K. Income and Corporation Taxes Act 1988 and the interest is paid in the ordinary course of its business. This should generally be the case provided the Notes do not qualify to be treated as capital for regulatory purposes.

Interest paid on Notes will not be subject to withholding or deduction for or on account of U.K. tax in the cases of (a) payments of interest on Notes which is not yearly interest ("yearly" interest being interest on Notes capable of subsisting for 12 months or more) and/or (b) payments of interest to a beneficial owner of that interest which is subject to U.K. corporation tax in respect of such interest.

In all other cases, payments of interest on Notes issued by the Issuer acting through its London branch will generally be made after deduction of U.K. tax at a rate which is currently 20%, subject to the availability of any other reliefs or to any direction to the contrary from HM Revenue & Customs in respect of such relief as may be available under an applicable double taxation agreement.

Certain Noteholders who are U.S. residents will generally be entitled to receive payments free of deductions on account of U.K. tax under the double taxation treaty between the United Kingdom and the United States and may therefore be able to obtain a direction to that effect from HM Revenue & Customs. Noteholders who are resident in other jurisdictions may also be able to receive payment free of deductions or subject to a lower rate of deduction under an appropriate double taxation treaty and may be able to obtain a direction to that effect.

However, such a direction will, in either case, only be issued on prior application to the relevant tax authorities by the holder in question. If such a direction is not in place at the time a payment of interest is made, the person making the payment will be required to withhold tax, although a Noteholder resident in another jurisdiction who is entitled to relief may subsequently claim some or all of the amount withheld (depending upon the extent to which they are entitled to relief) from HM Revenue & Customs.

Persons in the United Kingdom (i) paying interest to or receiving interest on behalf of another person who is an individual, or (ii) paying amounts due on redemption of any Notes which constitute deeply discounted securities as defined in Chapter 8 of Part 4 of the Income Tax (Trading and Other Income) Act 2005 to or receiving such amounts on behalf of another person who is an individual, may be required to provide certain information to HM Revenue and Customs regarding the identity of the payee or person entitled to the interest and, in certain circumstances, such information may be exchanged with tax authorities in other countries. However, in relation to amounts payable on the redemption of such Notes, HM Revenue and Customs published practice indicates that HM Revenue and Customs will not exercise its power to obtain information where such amounts are paid or received on or before 5 April 2006.

# SUBSCRIPTION AND SALE

## Summary of Dealer Agreement

Subject to the terms and on the conditions contained in an Amended and Restated Dealer Agreement dated 19 May 2006 (as modified and/or supplemented and/or restated from time to time, the "**Dealer Agreement**") between the Issuer and the Permanent Dealers, the Notes will be offered on a continuous basis by the Issuer to the Permanent Dealers. However, the Issuer has reserved the right to sell Notes directly on its own behalf to Dealers that are not Permanent Dealers. The Notes may be resold at prevailing market prices, or at prices related thereto, at the time of such resale, as determined by the relevant Dealer. The Notes may also be sold by the Issuer through the Dealers, acting as agents of the Issuer. The Dealer Agreement also provides for Notes to be issued in syndicated Tranches that are jointly and severally underwritten by two or more Dealers.

The Issuer will pay each relevant Dealer a commission as agreed between them. The Issuer has agreed to reimburse the Arrangers for certain of their expenses incurred in connection with the establishment of the Programme.

The Issuer has agreed to indemnify the Dealers against certain liabilities in connection with the offer and sale of the Notes. The Dealer Agreement entitles the Dealers to terminate any agreement that they make to subscribe Notes in certain circumstances prior to payment for such Notes being made to the Issuer.

## Selling Restrictions

### United States

The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

Accordingly, Registered Notes are being offered and sold only (i) to QIBs in compliance with Rule 144A, (ii) to a limited number of Institutional Accredited Investors that, prior to their purchase of Section 4(2) Notes, deliver to the Issuer and the Dealer from whom they purchase such Notes a letter containing certain representations and agreements and (iii) outside the United States to non-U.S. persons in "offshore transactions" within the meaning of Regulation S under the Securities Act.

Bearer Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a U.S. person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code of 1986 and regulations thereunder.

Each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that, except as permitted by the Dealer Agreement, it will not offer, sell or, in the case of Bearer Notes, deliver Notes (i) as part of their distribution at any time or (ii) otherwise until 40 days after the completion of the distribution of an identifiable tranche of which such Notes are a part (the "**Distribution Compliance Period**"), as determined and certified to the Fiscal Agent by such Dealer (or, in the case of an identifiable tranche of Notes sold to or through more than one Dealer, by each of such Dealers with respect to Notes of an identifiable tranche purchased by or through it, in which case the Fiscal Agent shall notify such Dealer when all such Dealers have so certified), within the United States or to, or for the account or benefit of, U.S. persons, and it will have sent to each Dealer to which it sells Notes during the Distribution Compliance Period (other than resales pursuant to Rule 144A) a confirmation or other notice setting out the restrictions on offers and sales

of the Notes within the United States or to, or for the account or benefit of, U.S. persons. Terms used in this paragraph have the meanings given to them by Regulation S.

In addition, until 40 days after the commencement of the offering of any identifiable tranche of Notes, an offer or sale of such Notes within the United States by any dealer that is not participating in the offering of such Notes may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A.

This Base Prospectus has been prepared by the Issuer for use in connection with the offer and sale of the Notes outside the United States to non-U.S. persons and for the sale of the Notes in the United States in certain transactions exempt from the registration requirements of the Securities Act, and for the listing of Notes on the regulated market of the Luxembourg Stock Exchange. The Issuer and the Dealers reserve the right to reject any offer to purchase in whole or in part, for any reason, or to sell less than the number of Notes which may be offered to QIBs pursuant to Rule 144A and to Institutional Accredited Investors. This Base Prospectus does not constitute an offer to any person in the United States or to any U.S. person other than any QIB or any Institutional Accredited Investor to whom an offer has been made directly by one of the Dealers or an affiliate of one of the Dealers. Distribution of this Base Prospectus by any non-U.S. person outside the United States or by any QIB or any Institutional Accredited Investor in the United States to any U.S. person or to any other person within the United States, other than any QIB and those persons, if any, retained to advise such non-U.S. person, QIB or Institutional Accredited Investor with respect thereto, is unauthorised and any disclosure without the prior written consent of the Issuer of any of its contents to any such U.S. person or other person within the United States, other than any such QIB and those persons, if any, retained to advise such non-U.S. person, QIB or Institutional Accredited Investor, is prohibited.

Each issue of index-, commodity- or currency-linked Notes may be subject to such additional U.S. selling restrictions as the Relevant Dealer(s) may agree with the Issuer as a term of the issue and purchase or, as the case may be, subscription of such Notes.

**European Economic Area**

In relation to each Member State of the European Economic Area that has implemented the Prospectus Directive (each such member state, a "**Relevant Member State**"), each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "**Relevant Implementation Date**") it has not made and will not make an offer of Notes to the public in that Relevant Member State, except that it may, unless otherwise provided in the selling restrictions relating to a particular Member State, with effect from and including the Relevant Implementation Date, make an offer of Notes to the public in that Relevant Member State:

(a) in (or in Germany, where the offer starts within) the period beginning on the date of publication of a prospectus in relation to those Notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive and ending on the date which is 12 months after the date of such publication;

(b) at any time to legal entities that are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(c) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000

and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(d) at any time in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of Notes to the public" in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and for the Notes to be offered so as to enable an investor to decide to purchase or subscribe the Notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

In addition to the foregoing the following provisions shall apply in respect of the following EEA Member States:

**France**

The following selling restrictions relate only to Notes constituting *obligations*. The selling restrictions relevant to Notes which do not constitute *obligations* will be set out in the relevant Final Terms.

(a) Unless the relevant Final Terms specify that the Notes are not being issued, or deemed to be issued, outside the Republic of France, each of the Dealers and the Issuer has acknowledged that the Notes are being, or are deemed to be issued outside the Republic of France. Accordingly:

(i) in respect of issues of Notes (except issues of Notes denominated in Euro) that are offered and sold through an international syndicate, each of the Dealers and the Issuer has represented and agreed that it has not offered or sold and will not offer or sell, directly or indirectly, Notes to the public in France except to qualified investors (*investisseurs qualifiés*), with the meaning ascribed to it in Articles L.411-2, D.411-1 and D.411-2 of the French *Code monétaire et financier* (the "**Code**") and applicable regulations thereunder, except that qualified investors shall not include individuals;

(ii) in respect of issues of Notes (except issues of Notes which are denominated in Euro) that are not offered and sold through an international syndicate, each of the Dealers and the Issuer has represented and agreed that (A) it has not offered or sold and will not offer or sell, directly or indirectly, Notes in the Republic of France and (B) each subscriber will be domiciled or resident for tax purposes outside the Republic of France and will not act through a permanent establishment or fixed base therein;

(iii) in respect of Notes (whether syndicated or non-syndicated) denominated in Euro, each of the Dealers and the Issuer has represented and agreed that it has not offered or sold and will not offer or sell, directly or indirectly, Notes to the public in France except to (a) providers of investment services relating to portfolio management for the account of third parties and/or (b) qualified investors (*investisseurs qualifiés*), with the meanings ascribed to them in Articles L.411-2, D.411-1, and D.411-2 of the Code and applicable regulations thereunder, except that qualified investors shall not include individuals.

(b) In addition, and in each case, each of the Dealers and the Issuer has represented and agreed that it has not distributed or caused to be distributed and will not distribute or cause to be distributed in the Republic of France, the Base Prospectus or any other offering material relating to the Notes other than to those investors (if any) to whom offers and sales of the Notes in the Republic of France may be made, as described above.

(c) Investors should be informed that (A) no prospectus (including any amendment, supplement or replacement thereto) has been prepared in connection with the offering of the Notes that has been

approved by the *Autorité des marchés financiers* or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the *Autorité des marchés financiers* and that (B) the direct or indirect resale to the public in France of any Notes acquired by those investors to whom offers and sales of the Notes in the Republic of France may be made as defined as described above may be made only as provided by Articles L.411-1, L. 411-2, L.412-1 and L.621-8 to L.621-8-3 of the Code and applicable regulations thereunder.

If necessary these selling restrictions will be supplemented, amended or deleted in the relevant Final Terms.

**United Kingdom**

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that:

(i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the "**FSMA**") received by it in connection with the issue or sale of any Notes in circumstances in which Section 21(1) of the FSMA would not, if the Issuer was not an authorised person, apply to the Issuer; and

(ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

**Netherlands**

Zero coupon Notes in definitive form and other Notes in definitive form on which interest does not become due and payable during their term but only at maturity (savings certificates or *spaarbewijzen* as defined in the Dutch Savings Certificates Act or *Wet inzake spaarbewijzen*, the "**SCA**") may only be transferred and accepted, directly or indirectly, within, from or into the Netherlands through the mediation of either the Issuer or a member of Euronext Amsterdam N.V. with due observance of the provisions of the SCA and its implementing regulations (which include registration requirements). No such mediation is required, however, in respect of (i) the initial issue of such Notes to the first holders thereof, (ii) the transfer and acceptance by individuals who do not act in the conduct of a profession or business, and (iii) the issue and trading of such Notes if they are physically issued outside the Netherlands and are not immediately thereafter distributed in the Netherlands.

**Italy**

Each Dealer has acknowledged and agreed that no prospectus has been nor will be published in Italy in connection with the offering of the Notes and that such offering has not been cleared by the Italian Securities Exchange Commission (*Commissione Nazionale per le Società e la Borsa*, the "**CONSOB**") pursuant to Italian securities legislation and, accordingly, has represented and agreed that the Notes may not and will not be offered, sold or delivered, nor may or will copies of the Base Prospectus or any other documents relating to the Notes be distributed in Italy, except:

(i) to professional investors (*operatori qualificati*), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of July 1, 1998, as amended ("**Regulation No. 11522**"); or

(ii) in other circumstances which are exempted from the rules on investment solicitation pursuant to Article 100 of Legislative Decree No. 58 of February 24, 1998 (the "**Italian Finance Law**") and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended.

Each Dealer has represented and agreed that any offer, sale or delivery of the Notes or distribution of copies of the Base Prospectus or any other document relating to the Notes in Italy may and will

be effected in accordance with all Italian securities, tax, exchange control and other applicable laws and regulations and, in particular, will be:

(i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Italian Finance Law, Legislative Decree No. 385 of September 1, 1993, as amended (the "**Italian Banking Law**"), Regulation No. 11522 and any other applicable laws and regulations;

(ii) in compliance with Article 129 of the Italian Banking Law and the implementing guidelines of the Bank of Italy, pursuant to which the issue or the offer of securities in Italy may need to be preceded and followed by appropriate notices to be filed with the Bank of Italy depending, among other things, on the aggregate amount of the securities issued or offered in Italy and their characteristics; and

(iii) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Any investor purchasing the Notes is solely responsible for ensuring that any offer or resale of the Notes it purchased occurs in compliance with applicable Italian laws and regulations.

The Notes and the information contained in this Base Prospectus and the relevant Final Terms are intended only for the use of its recipient and, unless in circumstances which are exempted from the rules on investment solicitation pursuant to Article 100 of the Italian Finance Law and Article 33, first paragraph, of CONSOB Regulation No. 11971 of May 14, 1999, as amended, are not to be distributed, for any reason, to any third party resident or located in Italy. No person resident or located in Italy other than the original recipients of this Base Prospectus may rely on it or its content.

As Italy has only partially implemented the Prospectus Directive, the provisions under the heading "European Economic Area" above shall apply with respect to Italy only to the extent that the relevant provisions of the Prospectus Directive have already been implemented in Italy.

Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the Prospectus Directive in Italy, such requirements shall be replaced by the applicable requirements under the relevant implementing measures of the Prospectus Directive in Italy.

**Japan**

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the "**Securities and Exchange Law**"). Accordingly, each of the Dealers has represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell any Notes in Japan or to, or for the benefit of, a resident of Japan, or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with the Securities and Exchange Law and other relevant laws and regulations of Japan. As used in this paragraph, "resident of Japan" means any person resident in Japan, including any corporation or other entity organised under the laws of Japan.

**General**

These selling restrictions may be modified by the agreement of the Issuer and the Dealers following a change in a relevant law, regulation or directive. Any such modification will be set out in the Final Terms issued in respect of the issue of Notes to which it relates or in a supplement to this Base Prospectus.

No action has been taken in any jurisdiction that would permit a public offering of any of the Notes, or possession or distribution of the Base Prospectus or any other offering material or any Final Terms, in any country or jurisdiction where action for that purpose is required.

Neither the Issuer nor any of the Dealers represents that Notes may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assumes any responsibility for facilitating such sale.

Each Dealer has agreed that it will, to the best of its knowledge, comply with all relevant laws, regulations and directives in each jurisdiction in which it purchases, offers, sells or delivers Notes or has in its possession or distributes the Base Prospectus of any other offering material and neither the Issuer nor any other Dealer shall have responsibility therefor.

## GENERAL INFORMATION

1 The Luxembourg Stock Exchange has allocated to the Programme the number 12151 for listing purposes.

2 The Issuer has obtained all necessary consents, approvals and authorisations in the Republic of France in connection with the establishment and update of the Programme. The Programme base currency was originally denominated in U.S. dollars. The Issuer decided to convert such base currency into Euro. The conversion of such base currency into Euro was authorised by a resolution of the *Conseil d'Administration* passed on 1 June 2005. The *Conseil d'Administration* also authorized on 17 May 2006 the increase of the Programme limit to Euro 40,000,000,000.

3 Since 31st December, 2005 there has been no significant change in the financial or trading position and no material adverse change in the prospects of the Issuer.

4 Except as disclosed in this Base Prospectus, there are no governmental, legal or arbitration proceedings pending or, to the Issuer's knowledge, threatened against the Issuer, or any subsidiary of the Issuer during the 12 months prior to the date hereof which may have or have had in the recent past a significant effect, in the context of the issue of the Notes, on the financial position or profitability of the Issuer or any subsidiary of the Crédit Agricole S.A. Group.

5 Each Note, Receipt, Coupon and Talon will bear the following legend: "Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code."

6 Notes have been accepted for clearance through the Euroclear and Clearstream, Luxembourg systems. The Common Code and the International Securities Identification Number (ISIN) for each Series of Notes will be set out in the relevant Final Terms. The address of Euroclear is 1 boulevard du Roi Albert II, 1210 Bruxelles, Belgium and the address of Clearstream, Luxembourg is 42 avenue John Fitzgerald Kennedy, L- 1855 Luxembourg, Grand-Duchy of Luxembourg.

7 Copies of the audited consolidated and non-consolidated accounts of the Issuer for the years ended 31 December 2005 and 31 December 2004, the audited consolidated accounts of the Crédit Agricole Group for the years ended 31 December 2005 and 31 December 2004, respectively, the constitutional documents (*statuts*) of the Issuer, the Final Terms and this Base Prospectus (including the Documents Incorporated by Reference and any supplement hereto) may be obtained, and copies of the Agency Agreement and the Deed of Covenant will be available for inspection, at the specified offices of each of the Paying Agents during normal business hours, so long as any of the Notes is outstanding.

8 Barbier Frinault & Autres and PriceWaterhouseCoopers Audit (statutory auditors) have audited the non-consolidated and consolidated financial statements of the Issuer for the years ended 31st December 2005 and 31st December 2004. Barbier Frinault & Autres belongs to the *Compagnie Régionale des Commissaires aux Comptes de Paris* and PriceWaterhouseCoopers Audit to the *Compagnie Régionale des Commissaires aux Comptes de Versailles*.

9 The Issuer is a limited company organised under the laws of the Republic of France. None of the directors and executive officers of the Issuer are residents of the United States, and all or a substantial portion of the assets of the Issuer and such persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon the Issuer or such persons or to enforce against any of them in the United States courts judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any State or territory within the United States.

**REGISTERED OFFICE OF THE ISSUER**

91-93 boulevard Pasteur
75015 Paris

**ARRANGER**

**Merrill Lynch Capital Markets (France) SAS**
112 avenue Kléber
75761 Paris Cedex 16

**DEALERS**

**ABN AMRO Bank N.V.**
250 Bishopsgate
London EC2M 4AA

**Barclays Bank PLC**
5 The North Colonnade
Canary Wharf
London El4 4BB

**CALYON**
9 quai du Président Paul Doumer
92920 Paris La Défense Cedex

**Citigroup Global Markets Limited**
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB

**Credit Suisse Securities (Europe) Limited**
One Cabot Square
London E14 4QJ

**Deutsche Bank AG, London Branch**
Winchester House
1 Great Winchester Street
London EC2N 2DB

**Dresdner Bank Aktiengesellschaft**
Jürgen - Ponto - Platz 1
D-60301 Frankfurt am Main

**Goldman Sachs International**
Peterborough Court
133 Fleet Street
London EC4A 2BB

**J.P. Morgan Securities Ltd.**
125 London Wall
London EC2Y 5AJ

**Lehman Brothers International (Europe)**
25 Bank Street
Canary Wharf
London E14 5LE

**Merrill Lynch International**
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

**Morgan Stanley & Co. International Limited**
25 Cabot Square
Canary Wharf
London E14 4QA

**Nomura International plc**
Nomura House
1 St Martin's-le-Grand
London EC1A 4NP

**The Royal Bank of Scotland plc**
135 Bishopsgate
London EC2M 3UR

**UBS Limited**
1 Finsbury Avenue
London EC2M 2PP

**FISCAL AGENT, PRINCIPAL PAYING AGENT, CALCULATION AGENT**

**Crédit Agricole S.A.**
91-93 boulevard Pasteur
75015 Paris

**REGISTRAR, EXCHANGE AGENT, TRANSFER AGENT, ISSUING AGENT AND DTC PAYING AGENT**

**Citibank, N.A.**
5 Carmelite Street
London EC4Y OPA

**LUXEMBOURG LISTING AGENT, PAYING AGENT AND TRANSFER AGENT**

**CACEIS Bank Luxembourg S.A.**
5 Allée Scheffer
L-2520 Luxembourg

**STATUTORY AUDITORS**

**Barbier Frinault & Autres**
**Ernst & Young**
41 rue Ybry
92576 Neuilly-sur-Seine Cedex

**PricewaterhouseCoopers Audit**
63 rue de Villiers
92200 Neuilly-sur-Seine

**LEGAL ADVISERS**

**To the Issuer**

*in respect of English and United States law*
**Cleary Gottlieb Steen & Hamilton LLP**
55 Basinghall Street
London EC2V 5EH

*In respect of French law*
**Cleary Gottlieb Steen & Hamilton LLP**
12 rue de Tilsitt
75008 Paris

**To the Dealers**

*in respect of English, French and United States law*
**Linklaters**
25 rue de Marignan
75008 Paris

**Crédit Agricole S.A.**
**File No. 82-34771**

Exhibit 1.1B

Prospectus Supplement no.1 to the Base Prospectus dated May 19, 2006, relating to the EUR 40,000,000,000 Euro Medium Term Note Programme

June 8, 2006

Please see attached.



# Crédit Agricole S.A.

**including acting through its London Branch**

*(Incorporated with limited liability in the Republic of France)*

## Euro 40,000,000,000

## Euro Medium Term Note Programme

Crédit Agricole S.A. (the "**Issuer**") may, subject to compliance with all relevant laws, regulations and directives, from time to time issue outside the Republic of France Euro Medium Term Notes (the "**Notes**") denominated in any currency (including euro) under its Euro 40,000,000,000 Euro Medium Term Note Programme initially established on 21 April 1999 (as amended, supplemented and restated from time to time, the "**Programme**"). The Issuer may act through its London branch for the purpose of issuing the Notes. The aggregate nominal amount of Notes outstanding (including those issued through the Issuer's London branch) will not at any time exceed Euro 40,000,000,000 (or the equivalent in other currencies). In the case of any Notes which are to be listed on an ISD Regulated Market or offered to the public within the territory of any EEA Member State, in each case in circumstances which require the publication of a prospectus under the Prospectus Directive, such Notes will have a minimum denomination of €1,000 (or its equivalent in other currencies).

The Issuer has prepared this prospectus supplement no. 1 (the "**Prospectus Supplement no. 1**") to the Issuer's Base Prospectus dated 19 May 2006 (together, the "**Base Prospectus**") pursuant to the Directive 2003/71/EC (the "**Prospectus Directive**") and article 13 of the Luxembourg law of 10 July 2005 on securities prospectuses.

This Prospectus Supplement no. 1 is supplemental to, and should be read in conjunction with, the Base Prospectus. Terms defined in the Base Prospectus shall have the same meaning when used in this Prospectus Supplement no. 1.

This Prospectus Supplement no. 1, the Base Prospectus and any documents incorporated by reference herein and therein, as well as the Final Terms relating to series of Notes listed on the regulated market of the Luxembourg Stock Exchange, are published on the website of the Luxembourg Stock Exchange (*www.bourse.lu*).

Arranger

**Merrill Lynch International**

Dealers

| | |
|---|---|
| **ABN AMRO** | **Barclays Capital** |
| **CALYON Corporate and Investment Bank** | **Citigroup** |
| **Credit Suisse** | **Deutsche Bank** |
| **Dresdner Kleinwort Wasserstein** | **Goldman Sachs International** |
| **JPMorgan** | **Lehman Brothers** |
| **Merrill Lynch International** | **Morgan Stanley** |
| **Nomura International** | **The Royal Bank of Scotland** |
| **UBS Investment Bank** | |

**TABLE OF CONTENTS**

## RESPONSIBILITY STATEMENT

This Prospectus Supplement no. 1 has been prepared for the purpose of giving information, with regard to the Issuer and the Notes to be issued under the Programme, additional to the information already contained, or incorporated by reference in, the Base Prospectus. The Issuer (whose registered office appears on page 8 of this document), having taken all reasonable care to ensure that such is the case, confirms that the information contained in this Prospectus Supplement no. 1 is, to the best of its knowledge, in accordance with the facts and contains no omission likely to affect the import of such information. The Issuer accepts responsibility accordingly.

## INCORPORATION BY REFERENCE

This Prospectus Supplement no. 1 should be read and construed in conjunction with (i) the update A.01 to the SRD (as defined below) of the Issuer dated 11 May 2006 in the English language (the "**A-01**") which replaces and supersedes the update A.01 in the French language incorporated by reference to the Base Prospectus on 19 May 2006 and (ii) the update A.02 to the SRD dated 22 May 2006 in the English language (the "**A-02**"); save that (A) the statement by Mr. Georges Pauget, *Directeur général* of the Issuer, on page 149 of the A.01 referring to the *lettre de fin de travaux* of the statutory auditors shall not be deemed incorporated herein, (B) the statement by Mr. Georges Pauget, *Directeur général* of the Issuer, on page 45 of the A.02 referring to the *lettre de fin de travaux* of the statutory auditors shall not be deemed incorporated herein, and (C) any statement contained in the A.01 and A.02 shall be deemed to be modified or superseded for the purpose of the Base Prospectus to the extent that a statement contained in this Prospectus Supplement no.1 modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement no. 1.

Copies of the A.01 and A.02 have been filed with the *Commission de Surveillance du Secteur Financier*. The A.01 and A.02 will be available on the website of the Luxembourg Stock Exchange (*www.bourse.lu*). For Luxembourg Stock Exchange purposes, the A.01 and A.02 will also be available free of charge to the public at the premises of the Paying Agent in Luxembourg.

## CROSS-REFERENCE TABLE

The following table cross-references the pages of (i) the documents incorporated by reference in the Base Prospectus and (ii) the documents incorporated by reference in this Prospectus Supplement no. 1, with the main heading required under Annex XI of the Commission regulation No 809/2004 implementing the Prospectus Directive. Terms defined in the "Documents Incorporated by Reference" section of the Base Prospectus shall have the same meaning when used below, in particular "SRD" shall mean the Shelf-registration Document D.06-0188 dated 30 March 2006.

| ANNEX XI | Page no. in the relevant documents incorporated by reference |
|---|---|
| 2. Statutory auditors | |
| 2.1. Names and addresses of the issuer's auditors (together with their membership of a professional body) | 286 of SRD<br>150 of A.01<br>46 of A.02 |
| 2.2. Change of situation of the auditors | 286 of SRD<br>150 of A.01<br>46 of A.02 |
| 3. Risk Factors | 154-171 and 81-92 of SRD<br>26-35 of A.01 |
| 4. Information about the issuer | |
| 4.1. History and development of the issuer | 44-47 of SRD |
| 4.1.1. Legal and commercial name | 250 of SRD |
| 4.1.2. Place of registration and registration number | 250 of SRD |
| 4.1.3. Date of incorporation and length of life | 250-251 of SRD |
| 4.1.4. Domicile, legal form, legislation, country of incorporation, address and telephone number | 250-251 of SRD |
| 4.1.5. Recent events particular to the issuer which are to a material extent relevant to the evaluation of the issuer's solvency | 94-96 of SRD |
| 5. Business overview | |
| 5.1. Principal activities | |
| 5.1.1. Description of the issuer's principal activities | 48-57; 260; 94-96 of SRD |
| 5.1.2. Indication of significant new products and/or activities | 94-96 and 260 of SRD<br>38 of A.01 |
| 5.1.3. Description of the issuer's principal markets | 50-57; 175-178; 225-226 of SRD |
| 5.1.4. Competitive position | 48-57 of SRD |
| 6. Organisational structure | |
| 6.1. Description of the group and of the issuer's position within it | 45; 117-119; 201-211 of SRD<br>2 of A.01 |
| 7. Trend information | |
| 7.1. Statement of no material adverse change | 260 of SRD |
| 7.1.2. Trends reasonably likely to have a material effect on | 92-96 of SRD |

| ANNEX XI | Page no. in the relevant documents incorporated by reference |
|---|---|
| the issuer's prospects | 36-37 of A.01 |
| 8. Profit forecasts or estimates | |
| 8.1. Principal assumptions | 93; 267 of SRD |
| 8.2. Statement of independent accountants or auditors | 268 of SRD |
| 8.3. Comparable with historical financial information | 267 of SRD |
| 9. Administrative, management and supervisory bodies | |
| 9.1. Information concerning the administrative and management bodies | 33-40 of SRD<br>44 of A.02 |
| 9.2. Conflicts of interest | 40 of SRD |
| 10. Major shareholders | |
| 10.1. Information concerning control | 45; 116; 121; 265 of SRD |
| 10.2. Description of arrangements which may result in a change of control | 191; 265 of SRD |
| 11. Financial information concerning the issuer's assets and liabilities, financial position and profits and losses | |
| 11.1. Historical financial information | |
| *Audited consolidated financial statements of the Issuer for the financial year ended 31 December 2005:* | 115-237; 288 of SRD |
| (a) consolidated balance sheet; | 124-125 of SRD<br>45-46 of A.01 |
| (b) consolidated income statement; | 123 of SRD<br>44 of A.01 |
| (c) consolidated cash flow statement; | 127 of SRD<br>48-49 of A.01 |
| (d) accounting policies and explanatory notes. | 130-211 of SRD<br>50-123 of A.01 |
| *Audited consolidated financial statements of the Issuer for the financial year ended 31 December 2004:* | 51-133 of the Financial Statements 2004 for the Crédit Agricole Group;<br>104-165 of the Financial Statements 2004 for the Crédit Agricole S.A. Group |
| (a) consolidated balance sheet; | 53-54 of the Financial Statements 2004 for the Crédit Agricole Group;<br>104-105 of the Financial Statements 2004 for the Crédit Agricole S.A. Group |
| (b) consolidated income statement; | 55 of the Financial Statements 2004 for the Crédit Agricole Group;<br>107 of the Financial Statements 2004 for the Crédit Agricole S.A. Group |
| (c) accounting policies and explanatory notes. | 56-113 of the Financial Statements 2004 for the Crédit Agricole Group;<br>108-165 of the Financial Statements 2004 for the Crédit Agricole S.A. Group |
| 11.2. Financial statements | 115-211 of SRD<br>40-123 and 126-148 of A.01<br>3-43 of A.02 |
| 11.3. Auditing of historical annual financial information | |

| ANNEX XI | Page no. in the relevant documents incorporated by reference |
|---|---|
| *Auditors' report on the consolidated financial statements for the financial year ended 31 December 2005* | 212-213 of SRD<br>124-125 of A.01 |
| *Auditors' report on the consolidated financial statements for the financial year ended 31 December 2004* | 114-115 of the Financial Statements 2004 for the Crédit Agricole Group;<br>166-167 of the Financial Statements 2004 for the Crédit Agricole S.A. Group |
| 11.3.1. Statement of audit of the historical financial information | 212-213 of SRD<br>124-125 of A.01 |
| 11.4. Age of latest financial information | 115 of SRD<br>39 of A.01 |
| 11.6. Legal and arbitration proceedings | 91-92; 190 of SRD |
| 11.7. Significant change in the issuer's financial position | 260 of SRD<br>38 of A.01 |
| 12. Material contracts | 121-122; 260 of SRD |
| 13. Third party information and statement by experts and declarations of any interest | |
| 13.1. Information by experts | |
| 14. Documents on display | 261 of SRD<br>11 of A.02 |

Any information not listed in the cross-reference table above but included in the documents incorporated by reference, is given for information purposes only.

To the extent that there is any inconsistency between (a) any statement in this Prospectus Supplement no.1 or any statement incorporated by reference into the Base Prospectus by this Prospectus Supplement no.1 and (b) any other statement in or incorporated by reference in the Base Prospectus, the statements in (a) above will prevail.

Save as disclosed in this Prospectus Supplement no.1, there has been no other significant new factor, material mistake or inaccuracy relating to information included in the Base Prospectus since the publication of the Base Prospectus.

**REGISTERED OFFICE OF THE ISSUER**

91-93 boulevard Pasteur
75015 Paris

**ARRANGER**

**Merrill Lynch Capital Markets (France) SAS**
112 avenue Kléber
75761 Paris Cedex 16

**DEALERS**

**ABN AMRO Bank N.V.**
250 Bishopsgate
London EC2M 4AA

**Barclays Bank PLC**
5 The North Colonnade
Canary Wharf
London E14 4BB

**CALYON**
9 quai du Président Paul Doumer
92920 Paris La Défense Cedex

**Citigroup Global Markets Limited**
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB

**Credit Suisse Securities (Europe) Limited**
One Cabot Square
London E14 4QJ

**Deutsche Bank AG, London Branch**
Winchester House
1 Great Winchester Street
London EC2N 2DB

**Dresdner Bank Aktiengesellschaft**
Jürgen - Ponto - Platz 1
D-60301 Frankfurt am Main

**Goldman Sachs International**
Peterborough Court
133 Fleet Street
London EC4A 2BB

**J.P. Morgan Securities Ltd.**
125 London Wall
London EC2Y 5AJ

**Lehman Brothers International (Europe)**
25 Bank Street
Canary Wharf
London E14 5LE

**Merrill Lynch International**
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

**Morgan Stanley & Co. International Limited**
25 Cabot Square
Canary Wharf
London E14 4QA

**Nomura International plc**
Nomura House
1 St Martin's-le-Grand
London EC1A 4NP

**The Royal Bank of Scotland plc**
135 Bishopsgate
London EC2M 3UR

**UBS Limited**
1 Finsbury Avenue
London EC2M 2PP

**FISCAL AGENT, PRINCIPAL PAYING AGENT, CALCULATION AGENT**

**Crédit Agricole S.A.**
91-93 boulevard Pasteur
75015 Paris

**REGISTRAR, EXCHANGE AGENT, TRANSFER AGENT, ISSUING AGENT AND DTC PAYING AGENT**

**Citibank, N.A.**
5 Carmelite Street
London EC4Y OPA

**LUXEMBOURG LISTING AGENT, PAYING AGENT AND TRANSFER AGENT**

**CACEIS Bank Luxembourg S.A.**
5 Allée Scheffer
L-2520 Luxembourg

**STATUTORY AUDITORS**

**Barbier Frinault & Autres**
**Ernst & Young**
41 rue Ybry
92576 Neuilly-sur-Seine Cedex

**PricewaterhouseCoopers Audit**
63 rue de Villiers
92200 Neuilly-sur-Seine

**LEGAL ADVISERS**

**To the Issuer**

*in respect of English and United States law*
**Cleary Gottlieb Steen & Hamilton LLP**
55 Basinghall Street
London EC2V 5EH

*In respect of French law*
**Cleary Gottlieb Steen & Hamilton LLP**
12 rue de Tilsitt
75008 Paris

**To the Dealers**

*in respect of English, French and United States law*
**Linklaters**
25 rue de Marignan
75008 Paris

**Crédit Agricole S.A.**
**File No. 82-34771**

Exhibit 1.1C

Prospectus Supplement no.2 to the Base Prospectus dated May 19, 2006, relating to the EUR 40,000,000,000 Euro Medium Term Note Programme

July 10, 2006

Please see attached.



# Crédit Agricole S.A.

**including acting through its London Branch**

*(Incorporated with limited liability in the Republic of France)*

## Euro 40,000,000,000

## Euro Medium Term Note Programme

Crédit Agricole S.A. (the "**Issuer**") may, subject to compliance with all relevant laws, regulations and directives, from time to time issue outside the Republic of France Euro Medium Term Notes (the "**Notes**") denominated in any currency (including euro) under its Euro 40,000,000,000 Euro Medium Term Note Programme initially established on 21 April 1999 (as amended, supplemented and restated from time to time, the "**Programme**"). The Issuer may act through its London branch for the purpose of issuing the Notes. The aggregate nominal amount of Notes outstanding (including those issued through the Issuer's London branch) will not at any time exceed Euro 40,000,000,000 (or the equivalent in other currencies). In the case of any Notes which are to be listed on an ISD Regulated Market or offered to the public within the territory of any EEA Member State, in each case in circumstances which require the publication of a prospectus under the Prospectus Directive, such Notes will have a minimum denomination of €1,000 (or its equivalent in other currencies).

The Issuer has prepared this prospectus supplement no. 2 (the "**Prospectus Supplement no. 2**") to the Issuer's Base Prospectus dated 19 May 2006 as supplemented by the Prospectus Supplement no. 1 dated 8 June 2006 (together, the "**Base Prospectus**") pursuant to the Directive 2003/71/EC (the "**Prospectus Directive**") and article 13 of the Luxembourg law of 10 July 2005 on securities prospectuses.

This Prospectus Supplement no. 2 is supplemental to, and should be read in conjunction with, the Base Prospectus. Terms defined in the Base Prospectus shall have the same meaning when used in this Prospectus Supplement no. 2.

This Prospectus Supplement no. 2, the Base Prospectus and any documents incorporated by reference herein and therein, as well as the Final Terms relating to series of Notes listed on the regulated market of the Luxembourg Stock Exchange, are published on the website of the Luxembourg Stock Exchange (*www.bourse.lu*).

Arranger

**Merrill Lynch International**

Dealers

**ABN AMRO**
**Barclays Capital**
**CALYON Corporate and Investment Bank**
**Citigroup**
**Credit Suisse**
**Deutsche Bank**
**Dresdner Kleinwort Wasserstein**
**Goldman Sachs International**
**JPMorgan**
**Lehman Brothers**
**Merrill Lynch International**
**Morgan Stanley**
**Nomura International**
**The Royal Bank of Scotland**
**UBS Investment Bank**

# TABLE OF CONTENTS

## RESPONSIBILITY STATEMENT

This Prospectus Supplement no. 2 has been prepared for the purpose of giving information, with regard to the Issuer and the Notes to be issued under the Programme, additional to the information already contained, or incorporated by reference in, the Base Prospectus. The Issuer (whose registered office appears on page 8 of this document), having taken all reasonable care to ensure that such is the case, confirms that the information contained in this Prospectus Supplement no. 2 is, to the best of its knowledge, in accordance with the facts and contains no omission likely to affect the import of such information. The Issuer accepts responsibility accordingly.

## INCORPORATION BY REFERENCE

The Base Prospectus should be read and construed in conjunction with the documents incorporated by reference in the Base Prospectus dated 19 May 2006 and in the Prospectus Supplement no. 1 dated 8 June 2006 which form part of this Base Prospectus, save that:

(A) the statement by Mr. Georges Pauget, *Directeur général* of the Issuer, on page 285 of the Shelf-registration Document D.06-0188 dated 30 March 2006 of the Issuer ("**SRD**") referring to the *lettre de fin de travaux* of the statutory auditors shall not be deemed incorporated in the Base Prospectus;

(B) the report of the statutory auditors on profit forecasts on page 268 of the SRD and any reference thereto shall not be deemed incorporated in the Base Prospectus;

(C) the statement by Mr. Georges Pauget, *Directeur général* of the Issuer, on page 149 of the update A.01 to the SRD of the Issuer dated 11 May 2006 (D.06-0188-A01) ("**A.01**") referring to the *lettre de fin de travaux* of the statutory auditors shall not be deemed incorporated in the Base Prospectus;

(D) the statement by Mr. Georges Pauget, *Directeur général* of the Issuer, on page 45 of the update A.02 to the SRD of the Issuer dated 8 June 2006 (D.06-0188-A02) ("**A.02**") referring to the *lettre de fin de travaux* of the statutory auditors shall not be deemed incorporated in the Base Prospectus; and

(E) any statement contained in the documents incorporated by reference shall be deemed to be modified or superseded for the purpose of the Base Prospectus to the extent that a statement contained in this Prospectus Supplement no. 2 modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Base Prospectus.

# CROSS-REFERENCE TABLE

The following table cross-references the pages of the documents incorporated by reference in the Base Prospectus, as supplemented, with the main heading required under Annex XI of the Commission regulation No 809/2004 implementing the Prospectus Directive.

| ANNEX XI | Page no. in the relevant documents incorporated by reference |
|---|---|
| 2. Statutory auditors | |
| 2.1. Names and addresses of the issuer's auditors (together with their membership of a professional body) | 286 of SRD<br>150 of A.01<br>46 of A.02 |
| 2.2. Change of situation of the auditors | 286 of SRD<br>150 of A.01<br>46 of A.02 |
| 3. Risk Factors | 154-171 and 81-92 of SRD<br>26-35 of A.01 |
| 4. Information about the issuer | |
| 4.1. History and development of the issuer | 44-47 of SRD |
| 4.1.1. Legal and commercial name | 250 of SRD |
| 4.1.2. Place of registration and registration number | 250 of SRD |
| 4.1.3. Date of incorporation and length of life | 250-251 of SRD |
| 4.1.4. Domicile, legal form, legislation, country of incorporation, address and telephone number | 250-251 of SRD |
| 4.1.5. Recent events particular to the issuer which are to a material extent relevant to the evaluation of the issuer's solvency | 94-96 of SRD |
| 5. Business overview | |
| 5.1. Principal activities | |
| 5.1.1. Description of the issuer's principal activities | 48-57; 260; 94-96 of SRD |
| 5.1.2. Indication of significant new products and/or activities | 94-96 and 260 of SRD<br>38 of A.01 |
| 5.1.3. Description of the issuer's principal markets | 50-57; 175-178; 225-226 of SRD |
| 5.1.4. Competitive position | 48-57 of SRD |
| 6. Organisational structure | |
| 6.1. Description of the group and of the issuer's position within it | 45; 117-119; 201-211 of SRD<br>2 of A.01 |
| 7. Trend information | |
| 7.1. Statement of no material adverse change | 260 of SRD |
| 7.1.2. Trends reasonably likely to have a material effect on the issuer's prospects | 92-96 of SRD<br>36-37 of A.01 |
| 9. Administrative, management and supervisory bodies | |

| ANNEX XI | Page no. in the relevant documents incorporated by reference |
|---|---|
| 9.1. Information concerning the administrative and management bodies | 33-40 of SRD<br>44 of A.02 |
| 9.2. Conflicts of interest | 40 of SRD |
| 10. Major shareholders | |
| 10.1. Information concerning control | 45; 116; 121; 265 of SRD |
| 10.2. Description of arrangements which may result in a change of control | 191; 265 of SRD |
| 11. Financial information concerning the issuer's assets and liabilities, financial position and profits and losses | |
| 11.1. Historical financial information | |
| *Audited consolidated financial statements of the Issuer for the financial year ended 31 December 2005:* | 115-237; 288 of SRD |
| (a) consolidated balance sheet; | 124-125 of SRD<br>45-46 of A.01 |
| (b) consolidated income statement; | 123 of SRD<br>44 of A.01 |
| (c) consolidated cash flow statement; | 127 of SRD<br>48-49 of A.01 |
| (d) accounting policies and explanatory notes. | 130-211 of SRD<br>50-123 of A.01 |
| *Audited consolidated financial statements of the Issuer for the financial year ended 31 December 2004:* | 51-133 of the Financial Statements 2004 for the Crédit Agricole Group;<br>104-165 of the Financial Statements 2004 for the Crédit Agricole S.A. Group |
| (a) consolidated balance sheet; | 53-54 of the Financial Statements 2004 for the Crédit Agricole Group;<br>104-105 of the Financial Statements 2004 for the Crédit Agricole S.A. Group |
| (b) consolidated income statement; | 55 of the Financial Statements 2004 for the Crédit Agricole Group;<br>107 of the Financial Statements 2004 for the Crédit Agricole S.A. Group |
| (c) accounting policies and explanatory notes. | 56-113 of the Financial Statements 2004 for the Crédit Agricole Group;<br>108-165 of the Financial Statements 2004 for the Crédit Agricole S.A. Group |
| 11.2. Financial statements | 115-211 of SRD<br>40-123 and 126-148 of A.01<br>3-43 of A.02 |
| 11.3. Auditing of historical annual financial information | |
| *Auditors' report on the consolidated financial statements for the financial year ended 31 December 2005* | 212-213 of SRD<br>124-125 of A.01 |
| *Auditors' report on the consolidated financial statements for the financial year ended 31 December 2004* | 114-115 of the Financial Statements 2004 for the Crédit Agricole Group;<br>166-167 of the Financial Statements 2004 for the Crédit Agricole S.A. Group |
| 11.3.1. Statement of audit of the historical financial | 212-213 of SRD |

| ANNEX XI | Page no. in the relevant documents incorporated by reference |
|---|---|
| information | 124-125 of A.01 |
| 11.4. Age of latest financial information | 115 of SRD<br>39 of A.01 |
| 11.6. Legal and arbitration proceedings | 91-92; 190 of SRD |
| 11.7. Significant change in the issuer's financial position | 260 of SRD<br>38 of A.01 |
| 12. Material contracts | 121-122; 260 of SRD |
| 13. Third party information and statement by experts and declarations of any interest | |
| 13.1. Information by experts | |
| 14. Documents on display | 261 of SRD<br>11 of A.02 |

Any information not listed in the cross-reference table above but included in the documents incorporated by reference, is given for information purposes only.

To the extent that there is any inconsistency between (a) any statement in this Prospectus Supplement no. 2 or any statement incorporated by reference into the Base Prospectus, as supplemented, by this Prospectus Supplement no. 2 and (b) any other statement in or incorporated by reference in the Base Prospectus, the statements in (a) above will prevail.

Save as disclosed in this Prospectus Supplement no. 2, there has been no other significant new factor, material mistake or inaccuracy relating to information included in the Base Prospectus since the publication of the Base Prospectus.

**REGISTERED OFFICE OF THE ISSUER**

91-93 boulevard Pasteur
75015 Paris

**ARRANGER**

**Merrill Lynch Capital Markets (France) SAS**
112 avenue Kléber
75761 Paris Cedex 16

**DEALERS**

**ABN AMRO Bank N.V.**
250 Bishopsgate
London EC2M 4AA

**Barclays Bank PLC**
5 The North Colonnade
Canary Wharf
London E14 4BB

**CALYON**
9 quai du Président Paul Doumer
92920 Paris La Défense Cedex

**Citigroup Global Markets Limited**
Citigroup Centre
Canada Square, Canary Wharf
London E14 5LB

**Credit Suisse Securities (Europe) Limited**
One Cabot Square
London E14 4QJ

**Deutsche Bank AG, London Branch**
Winchester House
1 Great Winchester Street
London EC2N 2DB

**Dresdner Bank Aktiengesellschaft**
Jürgen - Ponto - Platz 1
D-60301 Frankfurt am Main

**Goldman Sachs International**
Peterborough Court
133 Fleet Street
London EC4A 2BB

**J.P. Morgan Securities Ltd.**
125 London Wall
London EC2Y 5AJ

**Lehman Brothers International (Europe)**
25 Bank Street
Canary Wharf
London E14 5LE

**Merrill Lynch International**
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

**Morgan Stanley & Co. International Limited**
25 Cabot Square
Canary Wharf
London E14 4QA

**Nomura International plc**
Nomura House
1 St Martin's-le-Grand
London EC1A 4NP

**The Royal Bank of Scotland plc**
135 Bishopsgate
London EC2M 3UR

**UBS Limited**
1 Finsbury Avenue
London EC2M 2PP

**FISCAL AGENT, PRINCIPAL PAYING AGENT, CALCULATION AGENT**

**Crédit Agricole S.A.**
91-93 boulevard Pasteur
75015 Paris

**REGISTRAR, EXCHANGE AGENT, TRANSFER AGENT, ISSUING AGENT AND DTC PAYING AGENT**

**Citibank, N.A.**
5 Carmelite Street
London EC4Y OPA

**LUXEMBOURG LISTING AGENT, PAYING AGENT AND TRANSFER AGENT**

**CACEIS Bank Luxembourg S.A.**
5 Allée Scheffer
L-2520 Luxembourg

**STATUTORY AUDITORS**

**Barbier Frinault & Autres**
**Ernst & Young**
41 rue Ybry
92576 Neuilly-sur-Seine Cedex

**PricewaterhouseCoopers Audit**
63 rue de Villiers
92200 Neuilly-sur-Seine

**LEGAL ADVISERS**

**To the Issuer**

*in respect of English and United States law*
**Cleary Gottlieb Steen & Hamilton LLP**
55 Basinghall Street
London EC2V 5EH

*In respect of French law*
**Cleary Gottlieb Steen & Hamilton LLP**
12 rue de Tilsitt
75008 Paris

**To the Dealers**

*in respect of English, French and United States law*
**Linklaters**
25 rue de Marignan
75008 Paris

**Crédit Agricole S.A.**
**File No. 82-34771**

Exhibit 1.1D

Final Terms relating to the issuance of EUR 100,000,000 Index Linked Redemption Notes due 2011

July 5, 2006

Please see attached.

**Final Terms dated 5 July 2006**



**Crédit Agricole S.A.**
**acting through its London branch**
**Euro 40,000,000,000**
**Euro Medium Term Note Programme**

**SERIES NO: 145**
**TRANCHE NO: 1**
**Issue of EUR 100,000,000 Index Linked Redemption Notes due 2011 (the "Notes")**
**Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")**

**Dealer: CALYON**

## PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 19 May 2006 and the supplement to the Base Prospectus dated 8 June 2006 which, together, constitute a base prospectus (the "**Base Prospectus**") for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus is available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

| | | | |
|---|---|---|---|
| **1** | Issuer: | | Crédit Agricole S.A., acting through its London branch |
| **2** | (i) | Series Number: | 145 |
| | (ii) | Tranche Number: | 1 |
| **3** | Specified Currency or Currencies: | | EUR |
| **4** | Aggregate Nominal Amount: | | |
| | (i) | Series: | EUR 100,000,000 |
| | (iii) | Tranche: | EUR 100,000,000 |
| **5** | Issue Price: | | 100 per cent of the Aggregate Nominal Amount |
| **6** | Specified Denomination(s): | | EUR 50,000 |

| | | |
|---|---|---|
| **7** | (i) Issue Date: | 7 July 2006 |
| | (ii) Interest Commencement Date | Not Applicable |
| **8** | Maturity Date: | 7 July 2011 |
| **9** | Interest Basis: | Not Applicable |
| **10** | Redemption/Payment Basis**: | Index Linked Redemption |
| **11** | Change of Interest or Redemption/Payment Basis: | Not Applicable |
| **12** | Put/Call Options: | Not Applicable |
| **13** | (i) Status of the Notes: | Unsubordinated Notes. The Notes constitute *obligations* under French law. |
| | (ii) Dates of the corporate authorisations for issuance of the Notes: | Resolution of the Board of Directors of the Issuer dated 16 May 2006 |
| **14** | Method of distribution: | Non-syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | |
|---|---|---|
| **15** | **Fixed Rate Note Provisions** | Not Applicable |
| **16** | **Floating Rate Note Provisions** | Not Applicable |
| **17** | **Zero Coupon Note Provisions** | Not Applicable |
| **18** | **Index-Linked Interest Note/other variable-linked interest Note Provisions** | Not Applicable. |
| **19** | **Dual Currency Note Provisions** | Not Applicable |

**PROVISIONS RELATING TO REDEMPTION**

| | | |
|---|---|---|
| **20** | **Redemption at the Option of the Issuer (Call Option)** | Applicable (See Section 2/ "*Occurrence of the Knock-out Event – Automatic Early Redemption Amount$_{(i)}$*" of the Appendix) |
| | (i) Optional Redemption Date(s): | 7 July 2007, 7 July 2008, 7 July 2009 and 7 July 2010 (each an "**Automatic Early Redemption Date$_{(i)}$**") as defined in the Section 2/ "*Occurrence of the Knock-out Event – Automatic Early Redemption Amount$_{(i)}$*" of the Appendix, subject to adjustments in accordance with the Following Business Day Convention. |

| | | |
|---|---|---|
| | (ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s): | See Appendix (Section 2/ "*Occurrence of the Knock-out Event – Automatic Early Redemption Amount$_{(i)}$*") |
| | (iii) If redeemable in part: | Not Applicable |
| | (a) Minimum Redemption Amount: | Not Applicable |
| | (b) Maximum Redemption Amount: | Not Applicable |
| | (iv) Description of any other Issuer's option: | Not Applicable |
| | (v) Issuer's Notice period | If Issuer Call is applicable (as specified in Appendix) and notwithstanding Condition 7(d) the Issuer won't give notice to the Noteholders and will only give notice to the Agent not less than 3 days before the relevant Automatic Early Redemption Date$_{(i)}$. |
| **21** | **Redemption at the Option of Noteholders (Put Option)** | Not Applicable |
| **22** | **Final Redemption Amount of each Note** | See Appendix |
| | In cases where the Final Redemption Amount is Index-Linked or other variable-linked: | |
| | (i) Index/Formula/variable: | See Appendix |
| | (ii) Calculation Agent responsible for calculating the Final Redemption Amount: | CALYON |
| | (iii) Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable: | See Appendix |
| | (iv) Determination Date(s): | See Appendix |
| | (v) Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted: | See Appendix |
| | (vi) Payment Date: | Maturity Date |
| | (vii) Minimum Final Redemption | See Appendix |

| | | | |
|---|---|---|---|
| | | Amount: | |
| | (viii) | Maximum Final Redemption Amount: | See Appendix |
| 23 | **Early Redemption Amount** | | |
| | (i) | Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions): | See Appendix |
| | (ii) | Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b)) | Yes |
| | (iii) | Unmatured Coupons to become void upon early redemption | Yes |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | |
|---|---|---|
| 24 | Form of Notes: | Bearer Notes |
| | New Global Note: | No |
| | | Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note |
| 25 | Financial Centre(s) or other special provisions relating to Payment Dates: | Not Applicable |
| 26 | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | No |
| 27 | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | Not Applicable |
| 28 | Details relating to Instalment Notes: amount of each instalment, date on | Not Applicable |

| | | |
|---|---|---|
| | which each payment is to be made: | |
| **29** | Redenomination, renominalisation and reconventioning provisions: | Not Applicable |
| **30** | Consolidation provisions: | Not Applicable |
| **31** | Applicable tax regime: | Condition 8(c) applies and the Notes are issued (or deemed issued) outside France |
| **32** | Other final terms: | Not Applicable |

**DISTRIBUTION**

| | | | |
|---|---|---|---|
| **33** | (i) | If syndicated, names of Managers: | Not Applicable |
| | (ii) | Date of Subscription Agreement if any: | Not Applicable |
| | (iii) | Stabilising Manager(s) (if any): | Not Applicable |
| **34** | | If non-syndicated, name and address of Dealer: | CALYON<br>9, quai du Président Paul Doumer<br>92920 Paris La Défense Cédex France |
| **35** | | Additional selling restrictions: | Not Applicable |

**GENERAL**

| | | |
|---|---|---|
| **36** | The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of: | Not Applicable |

**LISTING AND ADMISSION TO TRADING APPLICATION**

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 40,000,000,000 Euro Medium Term Note Programme of the Issuer.

**RESPONSIBILITY**

The Issuer accepts responsibility for the information contained in these Final Terms.



Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

## PART B – Other Information

1 **RISK FACTORS**

Not Applicable

2 **LISTING AND ADMISSION TO TRADING**

| | |
|---|---|
| (i) Listing: | Official list of the Luxembourg Stock Exchange |
| (ii) Admission to trading: | Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 7 July 2006 |
| (iii) Estimate of total expenses related to admission to trading: | Not Applicable |

3 **RATINGS**

Not Applicable

4 **NOTIFICATION**

Not Applicable

5 **INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

" So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer."

6 **REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

| | | |
|---|---|---|
| (i) | Reasons for the offer | As set out in the section headed "Use of Proceeds" in the Base Prospectus |
| (ii) | Estimated net proceeds: | EUR 100,000,000 |
| (iii) | Estimated total expenses: | Not Applicable |

7 **PERFORMANCE OF INDEX/FORMULA/other variable, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS and other information concerning the underlying**

See Appendix

8 **OPERATIONAL INFORMATION**

| | |
|---|---|
| Intended to be held in a manner which would allow Eurosystem eligibility : | No |
| ISIN Code: | XS0258913846 |
| Common Code: | 25891384 |
| Any clearing system(s) other than Euroclear and Clearstream, | Not Applicable |

| | |
|---|---|
| Luxembourg and the relevant identification number(s): | |
| Delivery: | Delivery against payment |
| Names and addresses of additional Paying Agent(s) (if any): | Not Applicable |

# APPENDIX

**(This Appendix forms part of the Final Terms to which it is attached)**

## 1/ FINAL REDEMPTION AMOUNT

Unless previously redeemed (see in particular the provisions set forth in item 20 of these Final Terms and Section 2/ "*Occurrence of the Knock-out Event – Automatic Early Redemption Amount*$_{(i)}$" thereafter) or purchased and cancelled as specified below and in the Conditions of the Base Prospectus, the Final Redemption Amount payable by the Issuer on the Maturity Date upon redemption of each Note will be an amount in EUR calculated by the Calculation Agent in accordance with the following provisions:

(a) in the case where the Calculation Agent determines that **the Final Price is equal to or greater than 85 per cent. of the Initial Price (i.e. 2,944.03)**, the Final Redemption Amount payable by the Issuer on the Maturity Date upon redemption of each Note will be an amount of EUR 74,250 (i.e. 148.50% of the Specified Denomination);

**or**

(b) in the case where the Calculation Agent determines that **(i) the Final Price is strictly lower than 85 per cent. of the Initial Price (i.e. 2,944.03) and (ii) the Knock-in Event has not occurred**, the Final Redemption Amount payable by the Issuer on the Maturity Date upon redemption of each Note will be an amount of EUR 50,000 (i.e. 100% of the Specified Denomination);

**or**

(c) in the case where the Calculation Agent determines that **(i) the Final Price is strictly lower than 85 per cent. of the Initial Price (i.e. 2,944.03) and (ii) the Knock-in Event has occurred**, the Final Redemption Amount payable by the Issuer on the Maturity Date upon redemption of each Note will be an amount in EUR calculated by the Calculation Agent (and rounded to the nearest second decimal, with 0.005 and above being rounded upwards) in accordance with the following formula:

$$\textbf{EUR 50,000 x } \frac{\text{Final Price}}{\text{Initial Price}}$$

Where, unless the context otherwise requires, the following defined terms beginning by a capital letter shall have the meanings set forth below:

**"Index"** means the Dow Jones EURO STOXX$^{SM}$ 50 Index as calculated and disseminated by the Index Sponsor (Bloomberg code: SX5E);

**"Index Sponsor" or "Sponsor"** means STOXX Limited or any successor to such index sponsor which is acceptable in the opinion of the Calculation Agent;

**"Exchange" or "Stock Exchange"** means in respect of each security comprising the Index (as determined by the Index Sponsor from time to time), the principal stock exchange on which such security is principally traded or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the securities underlying the Index has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the securities underlying such Index on such temporary substitute exchange or quotation system as on the original Exchange);

**"Related Exchange"** means MONEP S.A. and/or EUREX or any successor to such exchange(s) or quotation system(s) or any substitute exchange or quotation system to which trading in futures or

options contracts relating to the Index has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the futures or options contracts relating to such Index on such temporary substitute exchange or quotation system as on the original Related Exchange);

**"Knock-in Event"** means that the level of the Index determined as of the Knock-in Valuation Time on any Knock-in Determination Day is equal to or lower than the Knock-in Price;

**"Knock-in Price"** means 1,731.78 (i.e. 50% of the Initial Price), subject to any adjustment made pursuant to Section 4/ "*Adjustments, Corrections and Modifications Affecting The Index*" hereafter;

**"Knock-in Determination Day"** means any Exchange Business Day during the Observation Period;

**"Observation Period"** means the period from, and including, June 16, 2006 to, and including, the Valuation Date

**"Knock-in Valuation Time"** means the Valuation Time;

**"Final Price"** means the level of the Index determined by the Calculation Agent as of the Valuation Time on the Valuation Date;

**"Initial Price"** means 3,463.56 (i.e. the level of the Index determined by the Calculation Agent as of the Valuation Time on June 16, 2006), subject to any adjustment made pursuant to Section 4/ "*Adjustments, Corrections and Modifications Affecting The Index*" hereafter;

**"Valuation Date"** means June 16, 2011 (or, if such date is not a Scheduled Trading Day, the next following Scheduled Trading Day) (the "**Scheduled Valuation Date**") unless such day is a Disrupted Day. If the Scheduled Valuation Date is a Disrupted Day, then the Valuation Date shall be the first succeeding Scheduled Trading Day that is not a Disrupted Day, unless each of the eight Scheduled Trading Days immediately following the Scheduled Valuation Date is a Disrupted Day.
In that case, (i) that eighth Scheduled Trading Day shall be deemed to be the Valuation Date, notwithstanding the fact that such day is a Disrupted Day, and (ii) the Calculation Agent shall determine the level of the Index as of the Valuation Time on that eighth Scheduled Trading Day in accordance with the formula for and method of calculating the Index last in effect prior to the occurrence of the first Disrupted Day using the price as of the Valuation Time on that eighth Scheduled Trading Day of each security comprised in the Index (or, if an event giving rise to a Disrupted Day has occurred in respect of the relevant security that eighth Scheduled Trading Day, its good faith estimate of the value for the relevant security);

**"Valuation Time"** means the time of calculation and dissemination of the closing value of the Index via a summary message by the Index Sponsor (which is at the time being, for information only and subject to any modification elected by the Index Sponsor, 5:30 p.m. CET);

**"Disrupted Day"** means any Scheduled Trading Day on which the Related Exchange fails to open for trading during its regular trading session or on which a Market Disruption Event has occurred;

**"Scheduled Trading Day"** means any day on which the Index Sponsor is scheduled to calculate and disseminate the Index and the Related Exchange is scheduled to be open for trading for its respective regular trading session;

**"Exchange Business Day"** means any Scheduled Trading Day on which the Index Sponsor is scheduled to calculate and disseminate the Index and the Related Exchange is scheduled to be open for trading for its respective regular trading session, notwithstanding such Related Exchange closing prior to its scheduled weekday closing time without regard to after hours or any other trading outside of the regular trading session hours;

**"Scheduled Closing Time"** means in respect of each security comprising the Index, the scheduled weekday closing time of the Exchange without regard to after hours or any other trading outside of the regular trading session hours;

**"Market Disruption Event"** means the occurrence or existence of (i) a Trading Disruption, (ii) an Exchange Disruption, which in either case the Calculation Agent determines is material, at any time during the one hour period that ends at the Valuation Time or (iii) an Early Closure;

For the purposes of determining whether a Market Disruption Event in respect of an Index exists at any time, if a Market Disruption Event occurs in respect of a security included in the Index at any time, then the relevant percentage contribution of that security to the level of the Index shall be based on a comparison of (x) the portion of the level of the Index attributable to that security and (y) the overall level of the Index, in each case immediately before the occurrence of such Market Disruption Event;

**"Trading Disruption"** means any suspension of or limitation imposed on trading by the Exchange or Related Exchange or otherwise and whether by reason of movements in price exceeding limits permitted by the Exchange or Related Exchange or otherwise (i) relating to securities that comprise 20 per cent. or more of the level of the Index on the Exchange, or (ii) in futures or options contracts relating to the Index on the Related Exchange;

**"Exchange Disruption"** means any event (other than an Early Closure) that disrupts or impairs (as determined by the Calculation Agent) the ability of market participants in general to (i) effect transactions in, or obtain market values for, securities that comprise 20 per cent. or more of the level of the Index on the Exchange, or (ii) to effect transactions in, or obtain market values for, futures or options contracts relating to the Index on the Related Exchange;

**"Early Closure"** means the closure on any Exchange Business Day of the Exchange relating to securities that comprise 20 per cent. or more of the level of the Index prior to its Scheduled Closing Time or the Related Exchange prior to its scheduled weekday closing time without regard to after hours or any other trading outside of the regular trading session hours unless such earlier closing time is announced by such Exchange or Related Exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such Exchange or Related Exchange on such Exchange Business Day and (ii) the submission deadline for orders to be entered into the Exchange or Related Exchange system for execution at the scheduled weekday closing time without regard to after hours or any other trading outside of the regular trading session hours on such Exchange Business Day;

## 2/ OCCURRENCE OF THE KNOCK-OUT EVENT – AUTOMATIC EARLY REDEMPTION AMOUNT$_{(i)}$

Accordingly to item 20 of these Final Terms, if the Calculation Agent determines on any Knock-out Determination Day$_{(i)}$ (as defined hereafter) that a Knock-out Event (as defined hereafter) has occurred, then the Issuer will on the Automatic Early Redemption Date$_{(i)}$ (as defined thereafter) immediately following such Knock-out Determination Day$_{(i)}$ automatically redeem all, but not some only, of the Notes at their relevant Automatic Early Redemption Amount$_{(i)}$ (as defined below).

Upon payment of the relevant Automatic Early Redemption Amount$_{(i)}$ payable pursuant to this Section 2/ "*Occurrence of the Knock-out Event – Automatic Early Redemption Amount$_{(i)}$*", the Issuer shall have no obligation to pay any other amount after the relevant Automatic Early Redemption Date$_{(i)}$ and the Issuer's obligations under the Notes shall be satisfied in full.

It is expressly agreed that for the purposes of this Section 2/ "*Occurrence of the Knock-out Event – Automatic Early Redemption Amount*", the following words beginning with a capital letter "Index", "Index Sponsor", "Exchange", "Related Exchange", "Disrupted Day", "Scheduled Trading Day", "Exchange Business Day", "Market Disruption Event", "Initial Price", "Scheduled Closing Time", "Trading Disruption", "Exchange Disruption", "Early Closure" and "Valuation Time" shall have the meanings set forth in the Section 1/ "*Final Redemption Amount*" of the Appendix.

<u>Where, unless the context otherwise requires, the following defined terms beginning by a capital letter shall have the meanings set forth below:</u>

**"Knock-out Event"** means that the level of the Index determined as of the Knock-out Valuation Time on any Knock-out Determination $Day_{(i)}$ is equal to or greater than the Knock-out Price;

**"Knock-out Price"** means **85 per cent. of the Initial Price**, (i.e. 2,944.03) subject to any adjustment made pursuant to Section 4/ *"Adjustments, Corrections and Modifications Affecting The Index"* hereafter;

**"Knock-out Determination $Day_{(i)}$"** means the Knock-out Determination $Day_{(1)}$, the Knock-out Determination $Day_{(2)}$, the Knock-out Determination $Day_{(3)}$ and the Knock-out Determination $Day_{(4)}$, as the case may be, unless such day is a Disrupted Day due to the occurrence of an event giving rise to a Disrupted Day prior to the Knock-out Valuation Time on such day.
If such day is a Disrupted Day due to the occurrence of such an event, then the Knock-out Determination $Day_{(i)}$ shall be the first succeeding Scheduled Trading Day that is not a Disrupted Day, unless each of the eight Scheduled Trading Days immediately following the original date that, but for the occurrence of a Disrupted Day, would have been the Knock-out Determination Day is a Disrupted Day.
In that case, (i) that eighth Scheduled Trading Day shall be deemed to be the Knock-out Determination $Day_{(i)}$, notwithstanding the fact that such day is a Disrupted Day, and (ii) the Calculation Agent shall determine the level of the Index as of the Knock-out Valuation Time on that eighth Scheduled Trading Day in accordance with the formula for and method of calculating the Index last in effect prior to the occurrence of the first Disrupted Day using the Exchange traded price as of the Knock-out Valuation Time on that eighth Scheduled Trading Day of each security comprised in the Index (or, if an event giving rise to a Disrupted Day has occurred in respect of the relevant security on that second Scheduled Trading Day, its good faith estimate of the value for the relevant security as of the Knock-out Valuation Time on such date);

**"Knock-out Determination $Day_{(1)}$"** means June 16, 2007 (or, if such date is not a Scheduled Trading Day, the next following Scheduled Trading Day), subject to the provisions of Knock-out Determination $Day_{(i)}$ as set forth above;

**"Knock-out Determination $Day_{(2)}$"** means June 16, 2008 (or, if such date is not a Scheduled Trading Day, the next following Scheduled Trading Day), subject to the provisions of Knock-out Determination $Day_{(i)}$ as set forth above;

**"Knock-out Determination $Day_{(3)}$"** means June 16, 2009 (or, if such date is not a Scheduled Trading Day, the next following Scheduled Trading Day), subject to the provisions of Knock-out Determination $Day_{(i)}$ as set forth above;

**"Knock-out Determination $Day_{(4)}$"** means June 16, 2010 (or, if such date is not a Scheduled Trading Day, the next following Scheduled Trading Day), subject to the provisions of Knock-out Determination $Day_{(i)}$ as set forth above;

**"Knock-out Valuation Time"** means the Valuation Time;

**"Automatic Early Redemption $Amount_{(i)}$"** means Automatic Early Redemption $Amount_{(1)}$, Automatic Early Redemption $Amount_{(2)}$, Automatic Early Redemption $Amount_{(3)}$ and Automatic Early Redemption $Amount_{(4)}$ as the case may be.

**"Automatic Early Redemption $Amount_{(1)}$"** means EUR 54,850 (i.e. 109.70% of the Specified Denomination);

**"Automatic Early Redemption $Amount_{(2)}$"** means EUR 59,700 (i.e. 119.40% of the Specified Denomination);

**"Automatic Early Redemption $Amount_{(3)}$"** means EUR 64,550 (i.e. 129.10% of the Specified Denomination);

**"Automatic Early Redemption Amount$_{(4)}$"** means EUR 69,400 (i.e. 138.80% of the Specified Denomination);

**"Automatic Early Redemption Date$_{(i)}$"** means Automatic Early Redemption Date$_{(1)}$, Automatic Early Redemption Date$_{(2)}$, Automatic Early Redemption Date$_{(3)}$ and Automatic Early Redemption Date$_{(4)}$ as the case may be.

**"Automatic Early Redemption Date$_{(1)}$"** means July 07, 2007, subject to adjustment in accordance with the Following Business Day Convention;

**"Automatic Early Redemption Date$_{(2)}$"** means July 07, 2008, subject to adjustment in accordance with the Following Business Day Convention.

**"Automatic Early Redemption Date$_{(3)}$"** means July 07, 2009, subject to adjustment in accordance with the Following Business Day Convention;

**"Automatic Early Redemption Date$_{(4)}$"** means July 07, 2010, subject to adjustment in accordance with the Following Business Day Convention.

## 3/ EARLY REDEMPTION AMOUNT

The early redemption amount payable upon early redemption of each Note of EUR 50,000 for taxation reasons in accordance with Condition 6(c) or following the occurrence of an Event of Default in accordance with Condition 10 (the **"Early Redemption Amount"**) will be an amount in EUR calculated by the Calculation Agent and being equal to the market value of a Note on the fifth Business Day prior to the early redemption date (the **"Early Redemption Date"**) (as determined by the Calculation Agent in its sole and absolute discretion on the basis notably of (i) the market conditions (such as the level of the Index, the mid-market implied volatility or any other relevant market data for the Index) of the Index on the Exchange as of the Valuation Time on such fifth Business Day prior to the Early Redemption Date and (ii) taking into account the cost to the Issuer of unwinding any underlying related hedging arrangements).

The Early Redemption Date would be determined in accordance with Conditions 6(c) and/or 10 and 14.

## 4/ ADJUSTMENTS, CORRECTIONS AND MODIFICATIONS AFFECTING THE INDEX

### A- ADJUSTMENTS TO THE INDEX

**(1)** If the Index is (i) not calculated and announced by the Index Sponsor, but is calculated and announced by a successor sponsor acceptable to the Calculation Agent or (ii) replaced by a successor index using, in the determination of the Calculation Agent, the same or a substantially similar formula for and method of calculation as used in the calculation of the Index, then that index (the **"Successor Index"**) will be deemed to be the Index.

**(2)** If on or prior to the Valuation Date, the Index Sponsor announces that it will make a material change in the formula for or the method of calculating the Index or in any other way materially modifies the Index (other than a modification prescribed in that formula or method to maintain the Index in the event of changes in constituent stock and capitalisation and other routine events) (an **"Index Modification"**), then the Calculation Agent shall elect either:

(i) to replace the Index by the index with a modified method of calculating, multiplied, if necessary, by a linking coefficient and to determine accordingly the occurrence or not of the Knock-in Event and/or the Knock-out Event and the Final Price; or

(ii) to determine the occurrence or not of the Knock-in Event and/or the Knock-out Event and the Final Price using, in lieu of a published level of the Index, the level for that Index as at each Knock-in Determination Day, each relevant Knock-out Determination $Day_{(i)}$ and the Valuation Date as determined by the Calculation Agent in accordance with the formula for and method of calculating the Index last in effect prior to the change, but using only those securities that comprised the Index immediately prior to the Index Modification; or

(iii) to redeem all, but not some only of, the Notes by giving notice to the Noteholders in accordance with Condition 14 on the date specified in such notice. Each Note shall be redeemed at an amount in EUR determined by the Calculation Agent in its sole and absolute discretion and equal to (notwithstanding anything to the contrary in the Base Prospectus) the market value of a Note (as determined by the Calculation Agent in its sole and absolute discretion on the basis of the market conditions (such as the level of the Index, the mid-market implied volatility or any other relevant market data for the Index) of the Index on the Exchange at the Valuation Time on the last Scheduled Trading Day immediately prior to the Index Modification) less the cost (if any, and without taking account of profit) to the Issuer of unwinding any related underlying hedging arrangements as determined by the Calculation Agent in its sole and absolute discretion.

**(3)** If on or prior to the Valuation Date, the Index Sponsor fails to calculate and announce the Index (an "Index Disruption"), then the Calculation Agent shall determine (i) the occurrence or not of the Knock-in Event and/or the Knock-out Event and (ii) the Final Price using, in lieu of a published level of the Index, the level for that Index as at each relevant Knock-in Determination $Day_{(i)}$, each relevant Knock-out Determination $Day_{(i)}$ and the Valuation Date as determined by the Calculation Agent in accordance with the formula for and method of calculating the Index last in effect prior to the change, but using only those securities that comprised the Index immediately prior to the Index Disruption.

**B- CORRECTION OF THE INDEX**

In the event that any level published on the Exchange or by the Index Sponsor and which is utilized for the determination of (i) the occurrence or not of the Knock-in Event and/or the Knock-out Event and/or (ii) the Final Price is subsequently corrected and the correction is published by the Exchange or the Index Sponsor not later than the second Business Day immediately preceding the Maturity Date (or the date fixed for redemption in the case of early redemption), then the corrected level of the Index will be utilized for the purposes of the determination of (i) the occurrence or not of the Knock-in Event and/or the Knock-out Event and/or (ii) the Final Price. If no such case, the Calculation Agent won't take into account this correction.

Noteholders shall not be entitled to make any claim against the Issuer, the Guarantor or the Calculation Agent in the case where the Index Sponsor will have made any error, omission or other incorrect statement in connection with the calculation and public announcement of the Index.

**C- CANCELLATION OF THE INDEX**

If, at any time from the Issue Date to the Valuation Date (a) the Index Sponsor (or any successor sponsor acceptable to the Calculation Agent) permanently cancels the Index and no Successor Index exists or (b) the successor sponsor to calculate and disseminate the Index is unacceptable in the opinion of the Calculation Agent, then the Issuer, after consultation with the Calculation Agent, will:

**(1)** request the Calculation Agent to calculate from the last quotation day of the Index (or, as the case may be, the replacement day of the Index Sponsor by a successor sponsor unacceptable to the Calculation Agent) to the Valuation Date a synthetic index in replacement of the Index in accordance with the formula for and method of calculating that Index last in effect prior to that definitive cancellation of the Index, but using only those securities that comprised that Index immediately prior to that definitive cancellation of the Index or, as the case may be, the replacement day of the Index Sponsor by a successor sponsor unacceptable to the Calculation Agent (other than those securities that have since ceased to be listed on the Exchange) and to determine accordingly the occurrence or not of the Knock-in Event and/or Knock-out Event and the Final Price, being provided that in such case the Maturity Date will stay unchanged; or

(2) redeem all, but not some only of, the Notes by giving notice to the Noteholders in accordance with Condition 14 on the date specified in such notice. Each Note shall be redeemed at an amount in EUR determined by the Calculation Agent in its sole and absolute discretion and equal to (notwithstanding anything to the contrary in the Base Prospectus) the market value of a Note (as determined by the Calculation Agent in its sole and absolute discretion on the basis of the market conditions (such as the level of the Index, the mid-market implied volatility or any other relevant market data for the Index) of the Index on the Exchange at the Valuation Time on the last Scheduled Trading Day immediately prior to the definitive cancellation of the Index or, as the case may be, the replacement day of the Index Sponsor by a successor sponsor unacceptable to the Calculation Agent) less the cost (if any, and without taking account of profit) to the Issuer of unwinding any related underlying hedging arrangements as determined by the Calculation Agent in its sole and absolute discretion.

The Issuer shall as soon as practicable give notice to the Noteholders through their paying agent (i.e. Clearstream Banking, société anonyme or Euroclear Bank SA/NV) in accordance with Condition [14] **[NB: there is no Condition 18]**, stating the occurrence of such event, giving details thereof and the determinations made in relation thereto.

## 5/ CALCULATION BINDING

The calculations and determinations of the Calculation Agent shall (save in the case of manifest error) be final and binding upon all parties. The Calculation Agent shall have no responsibility for good faith errors or omissions in the calculations and determinations of the Final Redemption Amount or, as the case may be, the relevant Automatic Early Redemption $\text{Amount}_{(i)}$ or, as the case may be, the Early Redemption Amount or, as the case my be, the early redemption amount (see Section 4/ "*Adjustments, Corrections and Modifications Affecting The Index*") of any Note as provided herein.

## 6/ REDEMPTION FOR ILLEGALITY

In the event that the Calculation Agent determines in good faith that any arrangements made to hedge the Issuer's position under the Notes has or will become unlawful, illegal or otherwise prohibited in whole or in part as a result of compliance with any applicable present or future law, rule, regulation, judgement, order or directive of any governmental, administrative, legislative or judicial authority or power, or in the interpretation thereof; the Issuer may, having given not more than 45 nor less than 7 days' notice to the Noteholders in accordance with Condition 14 (which notice shall be irrevocable), redeem all, but not some only, of the Notes at their market value (as calculated by the Calculation Agent in its absolute discretion on the basis of the market conditions of the Index at the Valuation Time on the date where such market value will have to be calculated).

## 7/ INFORMATION RELATING TO THE INDEX

*The information contained in the Final Terms with respect to the Index consists of extracts from Bloomberg Data Base and documents available on the STOXX Limited web site (www.stoxx.com). CALYON accepts responsibility for the accuracy of such extraction or summarisation but accepts no further or other responsibility of such information.*

***Description***

The Dow Jones Euro STOXX 50 (Price) Index is a free float market capitalisation weighted index of 50 European blue-chip stocks from those countries participating in the EMU. The equities use free float shares in the index calculation. (Bloomberg code: STOXX50E).

*Dissemination method*

## 1. CALCULATION MODEL

### 1.1 Input Data Specification

The index calculation is based on the following:

- Real time stock prices.
- Real time currency rates.
- Number of shares for each stock class.

### 1.2 Input Data Sources

The input data are obtained from several reliable sources, including:
- Respective exchanges / systems.
- Regulatory agencies.
- Companies involved.
- Other service providers.

### 1.3 Input Data Monitoring

STOXX Limited implements various verification and audit procedures to ensure that the real time stock
price and currency rate input-data feeds are of the highest accuracy, consistency and quality:

- Data filters.
- Quality assurance tools.
- Verification against secondary sources.

### 1.4 Input Data Corrections

STOXX Limited makes every effort to prevent erroneous input data from affecting the real time indexes. Any incorrect or missing data – e.g. stock prices, currency rates, number of shares and corporate actions – are corrected immediately.

However, as the index is calculated in real time, an incorrect index value will not be retroactively corrected.

### 1.5 Index Formula

The indexes are calculated with the Laspeyres formula below:

$$\text{Index}_t = \frac{\sum_{i=1}^{n} p_{it} \cdot q_{it} \cdot X_{it}^{EURO} \cdot f_{it})}{C_t \cdot \sum_{i=1}^{n} (p_{i0} \cdot X_{i0}^{EURO})} \cdot \text{base value}$$

$$= \frac{M_t}{B_t} \cdot \text{Base value}$$

The divisor ($D_t$ ) is different for the price and total return indexes because of the different dividend treatments.

The formula can be simplified as follows:

$$\text{Index}_t = \frac{M_t}{D_t}$$

$$D_t = \frac{B_t}{\text{basevalue}} = \text{divisor at time (t)}$$

n = number of stocks in the index
$P_{i0}$ = closing price of stock (i) at the base date (December 31, 1991)

$q_{i0}$ = number of shares of company (i) at the base date (December 31, 1991)
$p_{it}$ = price of stock (i) at time (t)

$q_{it}$ = number of shares of company (i) at time (t)

$f_{it}$ = free float factor of company (i) at time (t)

$C_t$ = adjustment factor for the base date market capitalization

t = time the index is computed

$M_t$ = market capitalization of the index at time (t)

$B_t$ = adjusted base date market capitalization of the index at time (t)
$X_{it}^{EURO}$ = cross rate: domestic currency in euros of company (i) at time (t) {applies only for companies that are not traded in euros}

base value = 1,000 for blue chip indexes and 100 for all other indexes on the base date; i.e. December 31, 1991

**1.6 Index Dissemination Period**

The index dissemination period begins when the first major exchange / system in the regional universe opens for trading, as specified by their trading hours. The actual dissemination of an index is triggered when the first opening stock price for a component in that index is received.

The index dissemination period ends when the last major exchange / system closes, as specified.

**1.7 Real Time Dissemination**

The euro-denominated price indexes – excluding the industry group indexes – are disseminated every 15 seconds during the index dissemination period.

**1.8 Day End Dissemination**

All indexes are disseminated at the end of the index dissemination period.
Dissemination: data vendors, daily e-mail service and stoxx.com.

**1.9 Daily Open Quotations**

The daily open quotations for the real time indexes are based on the respective opening stock prices and the latest respective currency rates when the prices are received.
The daily open quotation is disseminated as soon as all the respective opening stock prices have been received

| Country Exchange | System | Opening Time (CET) | Closing Time (CET) |
|---|---|---|---|
| Austria | Xetra | 09:15 | 17:30 |
| Belgium | EURONEXT | 09:30 | 17:00 |
| Denmark | Copenhagen | 09:00 | 17:00 |
| Finland | Helsinki | 09:00 | 17:00 |
| France | EURONEXT | 09:00 | 17:35 |
| Germany | Xetra | 09:00 | 20:00 |
| Greece | Athens | 09:45 | 12:30 |
| Ireland | Xetra | 09:00 | 18:15 |
| Italy | Milan | 09:15 | 17:30 |
| Netherlands | EURONEXT | 09:00 | 17:00 |
| Norway | Oslo | 10:00 | 16:00 |
| Portugal | Lisbon | 10:30 | 17:30 |
| Spain | SIBE | 09:00 | 17:35 |
| Sweden | Stockholm | 09:30 | 17:30 |
| Switzerland | SWX | 09:00 | 17:00 |
| United Kingdom | London | 09:00 | 17:30 |

**1.10 Daily Index Settlement Values**

The daily index settlement values for the real time indexes are calculated as the average of the respective 41 index values disseminated between 11:50:00 CET and 12:00:00 CET. This is the same procedure used to calculate the index settlement values for the index based exchange traded derivatives on the settlement dates.

**1.11 Daily Key Index Values & Performance Data**

The key index values and performance data for the Dow Jones STOXX$^{SM}$ 600 and Dow Jones EURO STOXX$^{SM}$ price indexes are calculated daily at the end of the index dissemination period. They include the previous closing, current opening, high, low and most recent closing index values, and the corresponding year-to-date performances, where appropriate.

**1.12 Index Dissemination Period**

The index dissemination period begins when the first major exchange / system in the regional universe opens for trading, as specified by their trading hours. The actual dissemination of an index is triggered when the first opening stock price for a component in that index is received.
The index dissemination period ends when the last major exchange / system closes, as specified.

| Country | Trading System | Open | Price Type | Close | Price Type |
|---|---|---|---|---|---|
| United Kingdom | London | 09:00 CET | Opening Auction | 17:30 CET | Closing Auction |
| Germany | Xetra | 09:00 CET | Opening Auction | 20:00 CET | Closing Auction |
| France | Euronext | 09:00 CET | Opening Auction | 17:35 CET | Closing Auction |
| Netherlands | Euronext | 09:00 CET | First Trade | 17:00 CET | Last Trade |
| Italy | Milan | 09:30 CET | First Trade | 17:30 CET | Last Trade |
| Spain | SIBE | 09:00 CET | Opening Auction | 17:35 CET | Closing Auction |

| Switzerland | SWX Swiss Exchange | 09:00 CET | First Trade | 17:00 CET | Closing Auction |
|---|---|---|---|---|---|
| Belgium | Euronext | 09:00 CET | First Trade | 17:00 CET | Last Trade |
| Finland | Helsinki | 09:00 CET | First Trade | 17:00 CET | Last Trade |
| Sweden | Stockholm | 09:30 CET | First Trade | 20:00 CET | Closing Auction |
| Austria | Xetra | 09:15 CET | Opening Auction | 17:30 CET | Closing Auction |
| Denmark | Copenhagen | 09:00 CET | First Trade | 17:00 CET | Last Trade |
| Portugal | Lisbon | 10:30 CET | First Trade | 17:30 CET | Last Trade |
| Ireland | Xetra | 09:00 CET | Opening Auction | 18:15 CET | Closing Auction |
| Greece | Athens | 09:30 CET | First Trade | 13:15 CET | Last Trade |
| Norway | Oslo | 10:00 CET | First Trade | 16:00 CET | Last Trade |

**1.13 Index Divisor Adjustment**

The index divisors are adjusted due to corporate actions:

$$D_{t+1} = D_t \cdot \frac{\sum (p_{it} \cdot q_{it} \cdot f_{it}) \pm \Delta MC_{t+1}}{\sum (p_{it} \cdot q_{it} \cdot f_{it})}$$

Where:

$D_t$ = Divisor at time (t)

$D_{t+1}$ = Divisor at time (t+1)

$P_{it}$ = Stock price of company (i) at time (t)
$f_{it}$ = Free float factor of company (i) at time (t)

$q_{it}$ = Number of shares of company (i) at time (t)

$\Delta MC_{t+1}$ = For companies with corporate actions effective at time (t+1), free float market capitalisation calculated with adjusted closing prices and new number of shares at time (t+1) minus free float market capitalisation calculated with closing prices and number of shares at time (t)

For the corporate actions listed below, the following assumptions apply:

| > Shareholders will receive 'B' new shares for every 'A' share held (where applicable)<br><br>> If the new shares have a dividend disadvantage – i.e. the new shares have a different dividend from the old shares – the price for these new shares will be adjusted accordingly | |
|---|---|
| **1. Cash dividend (applied to total return indexes only)**<br>Adjusted price = closing price – dividend announced by the company * (1 – withholding tax) | **Divisor ↓** |
| **2. Special cash dividend (applied to price and total return indexes)**<br>Adjusted price = closing price – dividend announced by the company * | **Divisor ↓** |

| | |
|---|---|
| (1 – withholding tax) | |
| **3. Split and reverse split**<br>Adjusted price = closing price * A / B<br>New number of shares = old number of shares * B / A | **Divisor** ↔ |
| **4. Rights offering**<br>Adjusted price = (closing price * A + subscription price * B) / (A + B)<br>New number of shares = old number of shares * (A + B) / A | **Divisor** ↑ |
| **5. Stock dividend**<br>Adjusted price = closing price * A / (A + B)<br>New number of shares = old number of shares * (A + B) / A | **Divisor** ↔ |
| **6. Stock dividend of another company**<br>Adjusted price = (closing price * A – price of the other company * B) / A | **Divisor** ↓ |
| **7. Return of capital and share consolidation**<br>Adjusted price = [closing price – dividend announced by company * (1 – withholding tax)] * A / B<br>New number of shares = old number of shares * B / A | **Divisor** ↓ |
| **8. Repurchase shares/self tender**<br>Adjusted price = [(price before tender * old number of shares) – (tender price * number of tendered shares)] / (old number of shares – number of tendered shares)<br>New number of shares = old number of shares – number of tendered shares | **Divisor** ↓ |
| **9. Spin-Off**<br>Adjusted price = (closing price * A – price of spun-off shares * B ) / A | **Divisor** ↓ |
| **10. Combination stock distribution (dividend or split) and rights offering**<br>For the above corporate action, the following additional assumptions apply:<br>> Shareholders receive B new shares from the distribution and C new shares from the rights offering for every A shares held.<br>> If A is not equal to one share, all the following 'new number of shares' formulae need to be divided by A: | |
| **– if rights are applicable after stock distribution (one action applicable to other) Divisor**<br>Adjusted price = [closing price * A + subscription price * C * (1 + B / A)] / [(A + B) * (1 + C / A)]<br>New number of shares = old number of shares * [(A + B) * (1 + C / A)] / A | **Divisor** ↑ |
| **– if stock distribution is applicable after rights (one action applicable to other) Divisor**<br>Adjusted price = [closing price * A + subscription price * C] / [(A + C) * (1 + B / A)]<br>New number of shares = old number of shares * [( A + C ) * ( 1 + B / A)] | **Divisor** ↑ |
| **– stock distribution and rights (neither action is applicable to the other) Divisor**<br>Adjusted price = [closing price * A + subscription price * C] / [A + B + C]<br>New number of shares = old number of shares * [A + B + C] / A | **Divisor** ↑ |

### 1.14 Index Divisor Correction

The correction procedures for incorrect index divisors are:

> If discovered within five days: Immediate correction

> If discovered after five days: Immediate correction only if deemed significant by the Dow Jones STOXX Supervisory Board and if the correction is feasible.

***Index components*** *(source: Bloomberg data system as of May 23, 2005)*

| [illegible] | Long Company Name | [illegible] |
|---|---|---|
| AABA NA Equity | ABN AMRO Holding NV | 2,02 |
| AGN NA Equity | Aegon NV | 0,886 |
| AI FP Equity | Air Liquide | 0,966 |
| CGE FP Equity | Alcatel SA | 0,714 |
| ALV GY Equity | Allianz AG | 2,056 |
| G IM Equity | Assicurazioni Generali SpA | 1,684 |
| CS FP Equity | AXA SA | 1,909 |
| BBVA SQ Equity | Banco Bilbao Vizcaya Argentaria SA | 2,707 |
| SAN SQ Equity | Banco Santander Central Hispano SA | 3,647 |
| BAS GY Equity | BASF AG | 1,81 |
| BAY GY Equity | Bayer AG | 1,244 |
| BNP FP Equity | BNP Paribas | 2,882 |
| CA FP Equity | Carrefour SA | 1,535 |
| SGO FP Equity | Cie de Saint-Gobain | 1 |
| ACA FP Equity | Credit Agricole SA | 0,92 |
| DCX GY Equity | DaimlerChrysler AG | 1,701 |
| DBK GY Equity | Deutsche Bank AG | 2,121 |
| DTE GY Equity | Deutsche Telekom AG | 2,475 |
| EOA GY Equity | E.ON AG | 3,034 |
| ELE SQ Equity | Endesa SA | 1,053 |
| ENEL IM Equity | Enel SpA | 1,617 |
| ENI IM Equity | ENI SpA | 3,253 |
| FORA NA Equity | Fortis | 1,75 |
| FTE FP Equity | France Telecom SA | 2,127 |
| BN FP Equity | Groupe Danone | 1,175 |
| IBE SQ Equity | Iberdrola SA | 1,02 |
| INGA NA Equity | ING Groep NV | 2,786 |
| AHLN NA Equity | Koninklijke Ahold NV | 0,595 |
| PHIA NA Equity | Koninklijke Philips Electronics NV | 1,73 |
| OR FP Equity | L'Oreal SA | 1,151 |
| LG FP Equity | Lafarge SA | 0,792 |
| MC FP Equity | LVMH Moet Hennessy Louis Vuitton SA | 0,936 |
| MUV2 GY Equity | Muenchener Rueckversicherungs AG | 0,994 |
| NOK1V FH Equity | Nokia OYJ | 4,06 |
| REP SQ Equity | Repsol YPF SA | 1,198 |
| RDA NA Equity | Royal Dutch Petroleum Co | 6,107 |
| RWE GY Equity | RWE AG | 1,42 |
| SAN FP Equity | Sanofi-Aventis | 4,528 |
| SPI IM Equity | Sanpaolo IMI SpA | 0,752 |
| SAP GY Equity | SAP AG | 1,778 |

| SIE GY Equity | Siemens AG | 3,085 |
|---|---|---|
| GLE FP Equity | Societe Generale | 2,254 |
| SZE FP Equity | Suez SA | 1,225 |
| TIT IM Equity | Telecom Italia SpA | 1,521 |
| TEF SQ Equity | Telefonica SA | 3,786 |
| TIM IM Equity | TIM SpA | 0,37 |
| FP FP Equity | Total SA | 6,687 |
| UC IM Equity | UniCredito Italiano SpA | 1,307 |
| UNA NA Equity | Unilever NV | 1,959 |
| EX FP Equity | Vivendi Universal SA | 1,671 |

*Index price development* ***(source: Bloomberg data system as of July, 2006)***

| | Low | High |
|---|---|---|
| **2002** | 2,150.27 | 3,833.09 |
| **2003** | 1,849.64 | 2,760.66 |
| **2004** | 2,580.04 | 2,959.71 |
| **2005** | 2,924.01 | 3,616.33 |
| **January 2006** | 3,532.68 | 3,691.41 |
| **February 2006** | 3,671.37 | 3,840.56 |
| **March 2006** | 3,727.96 | 3,874.61 |
| **April 2006** | 3,770.79 | 3,888.46 |
| **May 2006** | 3,539.77 | 3,890.94 |
| **June 2006** | 3,408.02 | 3,648.92 |

As of July 04, 2006 the closing level of the Index was 3670.75.

## DISCLAIMER FROM STOXX LIMITED

STOXX and Dow Jones have no relationship to CALYON, other than the licensing of CALYON to insert name of the Dow Jones Euro Stoxx 50 Dow Jones Euro Stoxx 50 Index and the related trademarks for use in connection with the Notes.

**STOXX and Dow Jones do not:**

- Sponsor, endorse, sell or promote the Notes.
- Recommend that any person invest in the Notes or any other securities.
- Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Notes.
- Have any responsibility or liability for the administration, management or marketing of the Notes.
- Consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the Dow Jones Euro Stoxx 50 Index or have any obligation to do so.

**STOXX and Dow Jones will not have any liability in connection with the Notes. Specifically,**

- **STOXX and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:**
  - **The results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the Dow Jones Euro Stoxx 50 Index and the data included in the Dow Jones Euro Stoxx 50 Index;**
  - **The accuracy or completeness of the Dow Jones Euro Stoxx 50 Index and its data;**
  - **The merchantability and the fitness for a particular purpose or use of the Dow Jones Euro Stoxx 50 Index and its data;**
- **STOXX and Dow Jones will have no liability for any errors, omissions or interruptions in the Dow Jones Euro Stoxx 50 Index or its data;**
- **Under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or Dow Jones knows that they might occur.**

**The licensing agreement between CALYON and STOXX is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.**

Exhibit 1.1E

Final Terms relating to the issuance of EUR 100,000,000 Index Linked Redemption Notes due 2011

July 11, 2006

Please see attached.

**Final Terms dated 11 July 2006**



**Crédit Agricole S.A.**
**acting through its London branch**
**Euro 40,000,000,000**
**Euro Medium Term Note Programme**

**SERIES NO: 146**
**TRANCHE NO: 1**
**Issue of EUR 100,000,000 Index Linked Redemption Notes due 2011 (the "Notes")**
**Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")**

**Dealer: CALYON**

## PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 19 May 2006 and the supplements to the Base Prospectus dated 8 June 2006 and 10 July 2006 which, together, constitute a base prospectus (the "**Base Prospectus**") for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus is available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

| | | | |
|---|---|---|---|
| 1 | Issuer: | | Crédit Agricole S.A., acting through its London branch |
| 2 | (i) | Series Number: | 146 |
| | (ii) | Tranche Number: | 1 |
| 3 | Specified Currency or Currencies: | | EUR |
| 4 | Aggregate Nominal Amount: | | |
| | (i) | Series: | EUR 100,000,000 |
| | (iii) | Tranche: | EUR 100,000,000 |
| 5 | Issue Price: | | 100 per cent of the Aggregate Nominal Amount |
| 6 | Specified Denomination(s): | | EUR 50,000 |
| 7 | (i) | Issue Date: | 13 July 2006 |
| | (ii) | Interest Commencement Date | Not Applicable |

| | | |
|---|---|---|
| 8 | Maturity Date: | 13 July 2011 |
| 9 | Interest Basis: | Not Applicable |
| 10 | Redemption/Payment Basis**: | Index Linked Redemption |
| 11 | Change of Interest or Redemption/Payment Basis: | Not Applicable |
| 12 | Put/Call Options: | Not Applicable |
| 13 | (i) Status of the Notes: | Unsubordinated Notes. The Notes constitute *obligations* under French law. |
| | (ii) Dates of the corporate authorisations for issuance of the Notes: | Resolution of the Board of Directors of the Issuer dated 16 May 2006 |
| 14 | Method of distribution: | Non-syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | |
|---|---|---|
| 15 | **Fixed Rate Note Provisions** | Not Applicable |
| 16 | **Floating Rate Note Provisions** | Not Applicable |
| 17 | **Zero Coupon Note Provisions** | Not Applicable |
| 18 | **Index-Linked Interest Note/other variable-linked interest Note Provisions** | Not Applicable. |
| 19 | **Dual Currency Note Provisions** | Not Applicable |

**PROVISIONS RELATING TO REDEMPTION**

| | | |
|---|---|---|
| 20 | **Redemption at the Option of the Issuer (Call Option)** | Applicable (See Section 2/ "*Occurrence of the Knock-out Event – Automatic Early Redemption Amount$_{(i)}$*" of the Appendix) |
| | (i) Optional Redemption Date(s): | 13 July 2007, 13 July 2008, 13 July 2009 and 13 July 2010 (each an "**Automatic Early Redemption Date$_{(i)}$**") as defined in the Section 2/ "*Occurrence of the Knock-out Event – Automatic Early Redemption Amount$_{(i)}$*" of the Appendix, subject to adjustments in accordance with the Modified Following Business Day Convention. |

| | | |
|---|---|---|
| | (ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s): | See Appendix (Section 2/ "*Occurrence of the Knock-out Event – Automatic Early Redemption Amount$_{(i)}$*") |
| | (iii) If redeemable in part: | Not Applicable |
| | (a) Minimum Redemption Amount: | Not Applicable |
| | (b) Maximum Redemption Amount: | Not Applicable |
| | (iv) Description of any other Issuer's option: | Not Applicable |
| | (v) Issuer's Notice period | If Issuer Call is applicable (as specified in Appendix) and notwithstanding Condition 7(d) the Issuer won't give notice to the Noteholders and will only give notice to the Agent not less than 3 days before the relevant Automatic Early Redemption Date$_{(i)}$. |
| **21** | **Redemption at the Option of Noteholders (Put Option)** | Not Applicable |
| **22** | **Final Redemption Amount of each Note** | See Appendix |
| | In cases where the Final Redemption Amount is Index-Linked or other variable-linked: | |
| | (i) Index/Formula/variable: | See Appendix |
| | (ii) Calculation Agent responsible for calculating the Final Redemption Amount: | CALYON |
| | (iii) Provisions for determining Final Redemption Amount where calculated by reference to Index and/or Formula and/or other variable: | See Appendix |
| | (iv) Determination Date(s): | See Appendix |
| | (v) Provisions for determining Final Redemption Amount where calculation by reference to Index and/or Formula and/or other variable is impossible or impracticable or otherwise disrupted: | See Appendix |
| | (vi) Payment Date: | Maturity Date |
| | (vii) Minimum Final Redemption | See Appendix |

| | | | |
|---|---|---|---|
| | | Amount: | |
| | (viii) | Maximum Final Redemption Amount: | See Appendix |
| **23** | **Early Redemption Amount** | | |
| | (i) | Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions): | See Appendix |
| | (ii) | Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b)) | Yes |
| | (iii) | Unmatured Coupons to become void upon early redemption | Yes |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | |
|---|---|---|
| **24** | Form of Notes: | Bearer Notes |
| | New Global Note: | No |
| | | Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note |
| **25** | Financial Centre(s) or other special provisions relating to Payment Dates: | Not Applicable |
| **26** | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | No |
| **27** | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | Not Applicable |
| **28** | Details relating to Instalment Notes: amount of each instalment, date on | Not Applicable |

| | | which each payment is to be made: | |
|---|---|---|---|
| 29 | | Redenomination, renominalisation and reconventioning provisions: | Not Applicable |
| 30 | | Consolidation provisions: | Not Applicable |
| 31 | | Applicable tax regime: | Condition 8(c) applies and the Notes are issued (or deemed issued) outside France |
| 32 | | Other final terms: | Not Applicable |

**DISTRIBUTION**

| | | | |
|---|---|---|---|
| 33 | (i) | If syndicated, names of Managers: | Not Applicable |
| | (ii) | Date of Subscription Agreement if any: | Not Applicable |
| | (iii) | Stabilising Manager(s) (if any): | Not Applicable |
| 34 | | If non-syndicated, name and address of Dealer: | CALYON<br>9, quai du Président Paul Doumer<br>92920 Paris La Défense Cédex France |
| 35 | | Additional selling restrictions: | Not Applicable |

**GENERAL**

| | | |
|---|---|---|
| 36 | The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of: | Not Applicable |

**LISTING AND ADMISSION TO TRADING APPLICATION**

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 40,000,000,000 Euro Medium Term Note Programme of the Issuer.

**RESPONSIBILITY**

The Issuer accepts responsibility for the information contained in these Final Terms.



Signed on behalf of the Issuer

Duly represented by: Omar Ismael Aguirre

## PART B – Other Information

**1 RISK FACTORS**

Not Applicable

**2 LISTING AND ADMISSION TO TRADING**

| | |
|---|---|
| (i) Listing: | Official list of the Luxembourg Stock Exchange |
| (ii) Admission to trading: | Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 13 July 2006 |
| (iii) Estimate of total expenses related to admission to trading: | Not Applicable |

**3 RATINGS**

Not Applicable

**4 NOTIFICATION**

Not Applicable

**5 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

" So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer."

**6 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

| | |
|---|---|
| (i) Reasons for the offer | As set out in the section headed "Use of Proceeds" in the Base Prospectus |
| (ii) Estimated net proceeds: | EUR 100,000,000 |
| (iii) Estimated total expenses: | Not Applicable |

**7 PERFORMANCE OF INDEX/FORMULA/other variable, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS and other information concerning the underlying**

See Appendix

**8 OPERATIONAL INFORMATION**

| | |
|---|---|
| Intended to be held in a manner which would allow Eurosystem eligibility : | No |
| ISIN Code: | XS0258913507 |
| Common Code: | 25891350 |
| Any clearing system(s) other than | Not Applicable |

| | |
|---|---|
| Euroclear and Clearstream, Luxembourg and the relevant identification number(s): | |
| Delivery: | Delivery against payment |
| Names and addresses of additional Paying Agent(s) (if any): | Not Applicable |

# APPENDIX

**(This Appendix forms part of the Final Terms to which it is attached)**

## 1/ FINAL REDEMPTION AMOUNT

Unless previously redeemed (see in particular the provisions set forth in item 20 of these Final Terms and Section 2/ "*Occurrence of the Knock-out Event – Automatic Early Redemption Amount*$_{(i)}$" thereafter) or purchased and cancelled as specified below and in the Conditions of the Base Prospectus, the Final Redemption Amount payable by the Issuer on the Maturity Date upon redemption of each Note will be an amount in EUR calculated by the Calculation Agent in accordance with the following provisions:

(a) in the case where the Calculation Agent determines that **the Final Price is equal to or greater than 85 per cent. of the Initial Price (i.e. 2,944.03)**, the Final Redemption Amount payable by the Issuer on the Maturity Date upon redemption of each Note will be an amount of EUR 75,075 (i.e. 150.15% of the Specified Denomination);

**or**

(b) in the case where the Calculation Agent determines that **(i) the Final Price is strictly lower than 85 per cent. of the Initial Price (i.e. 2,944.03) and (ii) the Knock-in Event has not occurred**, the Final Redemption Amount payable by the Issuer on the Maturity Date upon redemption of each Note will be an amount of EUR 50,000 (i.e. 100% of the Specified Denomination);

**or**

(c) in the case where the Calculation Agent determines that **(i) the Final Price is strictly lower than 85 per cent. of the Initial Price (i.e. 2,944.03) and (ii) the Knock-in Event has occurred**, the Final Redemption Amount payable by the Issuer on the Maturity Date upon redemption of each Note will be an amount in EUR calculated by the Calculation Agent (and rounded to the nearest second decimal, with 0.005 and above being rounded upwards) in accordance with the following formula:

$$\textbf{EUR 50,000 x } \frac{\text{Final Price}}{\text{Initial Price}}$$

Where, unless the context otherwise requires, the following defined terms beginning by a capital letter shall have the meanings set forth below:

**"Index"** means the Dow Jones EURO STOXX$^{SM}$ 50 Index as calculated and disseminated by the Index Sponsor (Bloomberg code: SX5E);

**"Index Sponsor" or "Sponsor"** means STOXX Limited or any successor to such index sponsor which is acceptable in the opinion of the Calculation Agent;

**"Exchange" or "Stock Exchange"** means in respect of each security comprising the Index (as determined by the Index Sponsor from time to time), the principal stock exchange on which such security is principally traded or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the securities underlying the Index has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the securities underlying such Index on such temporary substitute exchange or quotation system as on the original Exchange);

**"Related Exchange"** means MONEP S.A. and/or EUREX or any successor to such exchange(s) or quotation system(s) or any substitute exchange or quotation system to which trading in futures or

options contracts relating to the Index has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the futures or options contracts relating to such Index on such temporary substitute exchange or quotation system as on the original Related Exchange);

**"Knock-in Event"** means that the level of the Index determined as of the Knock-in Valuation Time on any Knock-in Determination Day is equal to or lower than the Knock-in Price;

**"Knock-in Price"** means 1,731.78 (i.e. 50% of the Initial Price), subject to any adjustment made pursuant to Section 4/ "*Adjustments, Corrections and Modifications Affecting The Index*" hereafter;

**"Knock-in Determination Day"** means any Exchange Business Day during the Observation Period;

**"Observation Period"** means the period from, and including, June 16, 2006 to, and including, the Valuation Date

**"Knock-in Valuation Time"** means the Valuation Time;

**"Final Price"** means the level of the Index determined by the Calculation Agent as of the Valuation Time on the Valuation Date;

**"Initial Price"** means 3,463.56 (i.e. the level of the Index determined by the Calculation Agent as of the Valuation Time on June 16, 2006), subject to any adjustment made pursuant to Section 4/ "*Adjustments, Corrections and Modifications Affecting The Index*" hereafter;

**"Valuation Date"** means June 23, 2011 (or, if such date is not a Scheduled Trading Day, the next following Scheduled Trading Day) (the **"Scheduled Valuation Date"**) unless such day is a Disrupted Day. If the Scheduled Valuation Date is a Disrupted Day, then the Valuation Date shall be the first succeeding Scheduled Trading Day that is not a Disrupted Day, unless each of the eight Scheduled Trading Days immediately following the Scheduled Valuation Date is a Disrupted Day.
In that case, (i) that eighth Scheduled Trading Day shall be deemed to be the Valuation Date, notwithstanding the fact that such day is a Disrupted Day, and (ii) the Calculation Agent shall determine the level of the Index as of the Valuation Time on that eighth Scheduled Trading Day in accordance with the formula for and method of calculating the Index last in effect prior to the occurrence of the first Disrupted Day using the price as of the Valuation Time on that eighth Scheduled Trading Day of each security comprised in the Index (or, if an event giving rise to a Disrupted Day has occurred in respect of the relevant security that eighth Scheduled Trading Day, its good faith estimate of the value for the relevant security);

**"Valuation Time"** means the time of calculation and dissemination of the closing value of the Index via a summary message by the Index Sponsor (which is at the time being, for information only and subject to any modification elected by the Index Sponsor, 5:30 p.m. CET);

**"Disrupted Day"** means any Scheduled Trading Day on which the Related Exchange fails to open for trading during its regular trading session or on which a Market Disruption Event has occurred;

**"Scheduled Trading Day"** means any day on which the Index Sponsor is scheduled to calculate and disseminate the Index and the Related Exchange is scheduled to be open for trading for its respective regular trading session;

**"Exchange Business Day"** means any Scheduled Trading Day on which the Index Sponsor is scheduled to calculate and disseminate the Index and the Related Exchange is scheduled to be open for trading for its respective regular trading session, notwithstanding such Related Exchange closing prior to its scheduled weekday closing time without regard to after hours or any other trading outside of the regular trading session hours;

**"Scheduled Closing Time"** means in respect of each security comprising the Index, the scheduled weekday closing time of the Exchange without regard to after hours or any other trading outside of the regular trading session hours;

**"Market Disruption Event"** means the occurrence or existence of (i) a Trading Disruption, (ii) an Exchange Disruption, which in either case the Calculation Agent determines is material, at any time during the one hour period that ends at the Valuation Time or (iii) an Early Closure;

For the purposes of determining whether a Market Disruption Event in respect of an Index exists at any time, if a Market Disruption Event occurs in respect of a security included in the Index at any time, then the relevant percentage contribution of that security to the level of the Index shall be based on a comparison of (x) the portion of the level of the Index attributable to that security and (y) the overall level of the Index, in each case immediately before the occurrence of such Market Disruption Event;

**"Trading Disruption"** means any suspension of or limitation imposed on trading by the Exchange or Related Exchange or otherwise and whether by reason of movements in price exceeding limits permitted by the Exchange or Related Exchange or otherwise (i) relating to securities that comprise 20 per cent. or more of the level of the Index on the Exchange, or (ii) in futures or options contracts relating to the Index on the Related Exchange;

**"Exchange Disruption"** means any event (other than an Early Closure) that disrupts or impairs (as determined by the Calculation Agent) the ability of market participants in general to (i) effect transactions in, or obtain market values for, securities that comprise 20 per cent. or more of the level of the Index on the Exchange, or (ii) to effect transactions in, or obtain market values for, futures or options contracts relating to the Index on the Related Exchange;

**"Early Closure"** means the closure on any Exchange Business Day of the Exchange relating to securities that comprise 20 per cent. or more of the level of the Index prior to its Scheduled Closing Time or the Related Exchange prior to its scheduled weekday closing time without regard to after hours or any other trading outside of the regular trading session hours unless such earlier closing time is announced by such Exchange or Related Exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such Exchange or Related Exchange on such Exchange Business Day and (ii) the submission deadline for orders to be entered into the Exchange or Related Exchange system for execution at the scheduled weekday closing time without regard to after hours or any other trading outside of the regular trading session hours on such Exchange Business Day;

## 2/ OCCURRENCE OF THE KNOCK-OUT EVENT – AUTOMATIC EARLY REDEMPTION AMOUNT$_{(i)}$

Accordingly to item 20 of these Final Terms, if the Calculation Agent determines on any Knock-out Determination Day$_{(i)}$ (as defined hereafter) that a Knock-out Event (as defined hereafter) has occurred, then the Issuer will on the Automatic Early Redemption Date$_{(i)}$ (as defined thereafter) immediately following such Knock-out Determination Day$_{(i)}$ automatically redeem all, but not some only, of the Notes at their relevant Automatic Early Redemption Amount$_{(i)}$ (as defined below).

Upon payment of the relevant Automatic Early Redemption Amount$_{(i)}$ payable pursuant to this Section 2/ "*Occurrence of the Knock-out Event – Automatic Early Redemption Amount*$_{(i)}$", the Issuer shall have no obligation to pay any other amount after the relevant Automatic Early Redemption Date$_{(i)}$ and the Issuer's obligations under the Notes shall be satisfied in full.

It is expressly agreed that for the purposes of this Section 2/ "*Occurrence of the Knock-out Event – Automatic Early Redemption Amount*", the following words beginning with a capital letter "Index", "Index Sponsor", "Exchange", "Related Exchange", "Disrupted Day", "Scheduled Trading Day", "Exchange Business Day", "Market Disruption Event", "Initial Price", "Scheduled Closing Time", "Trading Disruption", "Exchange Disruption", "Early Closure" and "Valuation Time" shall have the meanings set forth in the Section 1/ "*Final Redemption Amount*" of the Appendix.

Where, unless the context otherwise requires, the following defined terms beginning by a capital letter shall have the meanings set forth below:

**"Knock-out Event"** means that the level of the Index determined as of the Knock-out Valuation Time on any Knock-out Determination $Day_{(i)}$ is equal to or greater than the Knock-out Price;

**"Knock-out Price"** means **85 per cent. of the Initial Price**, (i.e. 2,944.03) subject to any adjustment made pursuant to Section 4/ "*Adjustments, Corrections and Modifications Affecting The Index*" hereafter;

**"Knock-out Determination $Day_{(i)}$"** means the Knock-out Determination $Day_{(1)}$, the Knock-out Determination $Day_{(2)}$, the Knock-out Determination $Day_{(3)}$ and the Knock-out Determination $Day_{(4)}$, as the case may be, unless such day is a Disrupted Day due to the occurrence of an event giving rise to a Disrupted Day prior to the Knock-out Valuation Time on such day.
If such day is a Disrupted Day due to the occurrence of such an event, then the Knock-out Determination $Day_{(i)}$ shall be the first succeeding Scheduled Trading Day that is not a Disrupted Day, unless each of the eight Scheduled Trading Days immediately following the original date that, but for the occurrence of a Disrupted Day, would have been the Knock-out Determination Day is a Disrupted Day.
In that case, (i) that eighth Scheduled Trading Day shall be deemed to be the Knock-out Determination $Day_{(i)}$, notwithstanding the fact that such day is a Disrupted Day, and (ii) the Calculation Agent shall determine the level of the Index as of the Knock-out Valuation Time on that eighth Scheduled Trading Day in accordance with the formula for and method of calculating the Index last in effect prior to the occurrence of the first Disrupted Day using the Exchange traded price as of the Knock-out Valuation Time on that eighth Scheduled Trading Day of each security comprised in the Index (or, if an event giving rise to a Disrupted Day has occurred in respect of the relevant security on that second Scheduled Trading Day, its good faith estimate of the value for the relevant security as of the Knock-out Valuation Time on such date);

**"Knock-out Determination $Day_{(1)}$"** means June 25, 2007 (or, if such date is not a Scheduled Trading Day, the next following Scheduled Trading Day), subject to the provisions of Knock-out Determination $Day_{(i)}$ as set forth above;

**"Knock-out Determination $Day_{(2)}$"** means June 23, 2008 (or, if such date is not a Scheduled Trading Day, the next following Scheduled Trading Day), subject to the provisions of Knock-out Determination $Day_{(i)}$ as set forth above;

**"Knock-out Determination $Day_{(3)}$"** means June 23, 2009 (or, if such date is not a Scheduled Trading Day, the next following Scheduled Trading Day), subject to the provisions of Knock-out Determination $Day_{(i)}$ as set forth above;

**"Knock-out Determination $Day_{(4)}$"** means June 23, 2010 (or, if such date is not a Scheduled Trading Day, the next following Scheduled Trading Day), subject to the provisions of Knock-out Determination $Day_{(i)}$ as set forth above;

**"Knock-out Valuation Time"** means the Valuation Time;

"**Automatic Early Redemption $Amount_{(i)}$**" means Automatic Early Redemption $Amount_{(1)}$, Automatic Early Redemption Amount $_{(2)}$, Automatic Early Redemption Amount $_{(3)}$ and Automatic Early Redemption Amount $_{(4)}$ as the case may be.

**"Automatic Early Redemption $Amount_{(1)}$"** means EUR 55,015 (i.e. 110.03% of the Specified Denomination);

**"Automatic Early Redemption $Amount_{(2)}$"** means EUR 60,030 (i.e. 120.06% of the Specified Denomination);

**"Automatic Early Redemption $Amount_{(3)}$"** means EUR 65,045 (i.e. 130.09% of the Specified Denomination);

**"Automatic Early Redemption Amount$_{(4)}$"** means EUR 70,060 (i.e. 140.12% of the Specified Denomination);

**"Automatic Early Redemption Date$_{(i)}$"** means Automatic Early Redemption Date$_{(1)}$, Automatic Early Redemption Date$_{(2)}$, Automatic Early Redemption Date$_{(3)}$ and Automatic Early Redemption Date$_{(4)}$ as the case may be.

**"Automatic Early Redemption Date$_{(1)}$"** means July 13, 2007, subject to adjustment in accordance with the Following Business Day Convention;

**"Automatic Early Redemption Date$_{(2)}$"** means July 13, 2008, subject to adjustment in accordance with the Following Business Day Convention.

**"Automatic Early Redemption Date$_{(3)}$"** means July 13, 2009, subject to adjustment in accordance with the Following Business Day Convention;

**"Automatic Early Redemption Date$_{(4)}$"** means July 13, 2010, subject to adjustment in accordance with the Following Business Day Convention.

## 3/ EARLY REDEMPTION AMOUNT

The early redemption amount payable upon early redemption of each Note of EUR 50,000 for taxation reasons in accordance with Condition 6(c) or following the occurrence of an Event of Default in accordance with Condition 10 (the **"Early Redemption Amount"**) will be an amount in EUR calculated by the Calculation Agent and being equal to the market value of a Note on the fifth Business Day prior to the early redemption date (the **"Early Redemption Date"**) (as determined by the Calculation Agent in its sole and absolute discretion on the basis notably of (i) the market conditions (such as the level of the Index, the mid-market implied volatility or any other relevant market data for the Index) of the Index on the Exchange as of the Valuation Time on such fifth Business Day prior to the Early Redemption Date and (ii) taking into account the cost to the Issuer of unwinding any underlying related hedging arrangements).

The Early Redemption Date would be determined in accordance with Conditions 6(c) and/or 10 and 14.

## 4/ ADJUSTMENTS, CORRECTIONS AND MODIFICATIONS AFFECTING THE INDEX

### A- ADJUSTMENTS TO THE INDEX

**(1)** If the Index is (i) not calculated and announced by the Index Sponsor, but is calculated and announced by a successor sponsor acceptable to the Calculation Agent or (ii) replaced by a successor index using, in the determination of the Calculation Agent, the same or a substantially similar formula for and method of calculation as used in the calculation of the Index, then that index (the **"Successor Index"**) will be deemed to be the Index.

**(2)** If on or prior to the Valuation Date, the Index Sponsor announces that it will make a material change in the formula for or the method of calculating the Index or in any other way materially modifies the Index (other than a modification prescribed in that formula or method to maintain the Index in the event of changes in constituent stock and capitalisation and other routine events) (an **"Index Modification"**), then the Calculation Agent shall elect either:

(i) to replace the Index by the index with a modified method of calculating, multiplied, if necessary, by a linking coefficient and to determine accordingly the occurrence or not of the Knock-in Event and/or the Knock-out Event and the Final Price; or

(ii) to determine the occurrence or not of the Knock-in Event and/or the Knock-out Event and the Final Price using, in lieu of a published level of the Index, the level for that Index as at each Knock-in Determination Day, each relevant Knock-out Determination $Day_{(i)}$ and the Valuation Date as determined by the Calculation Agent in accordance with the formula for and method of calculating the Index last in effect prior to the change, but using only those securities that comprised the Index immediately prior to the Index Modification; or

(iii) to redeem all, but not some only of, the Notes by giving notice to the Noteholders in accordance with Condition 14 on the date specified in such notice. Each Note shall be redeemed at an amount in EUR determined by the Calculation Agent in its sole and absolute discretion and equal to (notwithstanding anything to the contrary in the Base Prospectus) the market value of a Note (as determined by the Calculation Agent in its sole and absolute discretion on the basis of the market conditions (such as the level of the Index, the mid-market implied volatility or any other relevant market data for the Index) of the Index on the Exchange at the Valuation Time on the last Scheduled Trading Day immediately prior to the Index Modification) less the cost (if any, and without taking account of profit) to the Issuer of unwinding any related underlying hedging arrangements as determined by the Calculation Agent in its sole and absolute discretion.

**(3)** If on or prior to the Valuation Date, the Index Sponsor fails to calculate and announce the Index (an "Index Disruption"), then the Calculation Agent shall determine (i) the occurrence or not of the Knock-in Event and/or the Knock-out Event and (ii) the Final Price using, in lieu of a published level of the Index, the level for that Index as at each relevant Knock-in Determination $Day_{(i)}$, each relevant Knock-out Determination $Day_{(i)}$ and the Valuation Date as determined by the Calculation Agent in accordance with the formula for and method of calculating the Index last in effect prior to the change, but using only those securities that comprised the Index immediately prior to the Index Disruption.

**B- CORRECTION OF THE INDEX**

In the event that any level published on the Exchange or by the Index Sponsor and which is utilized for the determination of (i) the occurrence or not of the Knock-in Event and/or the Knock-out Event and/or (ii) the Final Price is subsequently corrected and the correction is published by the Exchange or the Index Sponsor not later than the second Business Day immediately preceding the Maturity Date (or the date fixed for redemption in the case of early redemption), then the corrected level of the Index will be utilized for the purposes of the determination of (i) the occurrence or not of the Knock-in Event and/or the Knock-out Event and/or (ii) the Final Price. If no such case, the Calculation Agent won't take into account this correction.

Noteholders shall not be entitled to make any claim against the Issuer, the Guarantor or the Calculation Agent in the case where the Index Sponsor will have made any error, omission or other incorrect statement in connection with the calculation and public announcement of the Index.

**C- CANCELLATION OF THE INDEX**

If, at any time from the Issue Date to the Valuation Date (a) the Index Sponsor (or any successor sponsor acceptable to the Calculation Agent) permanently cancels the Index and no Successor Index exists or (b) the successor sponsor to calculate and disseminate the Index is unacceptable in the opinion of the Calculation Agent, then the Issuer, after consultation with the Calculation Agent, will:

**(1)** request the Calculation Agent to calculate from the last quotation day of the Index (or, as the case may be, the replacement day of the Index Sponsor by a successor sponsor unacceptable to the Calculation Agent) to the Valuation Date a synthetic index in replacement of the Index in accordance with the formula for and method of calculating that Index last in effect prior to that definitive cancellation of the Index, but using only those securities that comprised that Index immediately prior to that definitive cancellation of the Index or, as the case may be, the replacement day of the Index Sponsor by a successor sponsor unacceptable to the Calculation Agent (other than those securities that have since ceased to be listed on the Exchange) and to determine accordingly the occurrence or not of the Knock-in Event and/or Knock-out Event and the Final Price, being provided that in such case the Maturity Date will stay unchanged; or

(2) redeem all, but not some only of, the Notes by giving notice to the Noteholders in accordance with Condition 14 on the date specified in such notice. Each Note shall be redeemed at an amount in EUR determined by the Calculation Agent in its sole and absolute discretion and equal to (notwithstanding anything to the contrary in the Base Prospectus) the market value of a Note (as determined by the Calculation Agent in its sole and absolute discretion on the basis of the market conditions (such as the level of the Index, the mid-market implied volatility or any other relevant market data for the Index) of the Index on the Exchange at the Valuation Time on the last Scheduled Trading Day immediately prior to the definitive cancellation of the Index or, as the case may be, the replacement day of the Index Sponsor by a successor sponsor unacceptable to the Calculation Agent) less the cost (if any, and without taking account of profit) to the Issuer of unwinding any related underlying hedging arrangements as determined by the Calculation Agent in its sole and absolute discretion.

The Issuer shall as soon as practicable give notice to the Noteholders through their paying agent (i.e. Clearstream Banking, société anonyme or Euroclear Bank SA/NV) in accordance with Condition 14, stating the occurrence of such event, giving details thereof and the determinations made in relation thereto.

## 5/ CALCULATION BINDING

The calculations and determinations of the Calculation Agent shall (save in the case of manifest error) be final and binding upon all parties. The Calculation Agent shall have no responsibility for good faith errors or omissions in the calculations and determinations of the Final Redemption Amount or, as the case may be, the relevant Automatic Early Redemption Amount$_{(i)}$ or, as the case may be, the Early Redemption Amount or, as the case my be, the early redemption amount (see Section 4/ "*Adjustments, Corrections and Modifications Affecting The Index*") of any Note as provided herein.

## 6/ REDEMPTION FOR ILLEGALITY

In the event that the Calculation Agent determines in good faith that any arrangements made to hedge the Issuer's position under the Notes has or will become unlawful, illegal or otherwise prohibited in whole or in part as a result of compliance with any applicable present or future law, rule, regulation, judgement, order or directive of any governmental, administrative, legislative or judicial authority or power, or in the interpretation thereof; the Issuer may, having given not more than 45 nor less than 7 days' notice to the Noteholders in accordance with Condition 14 (which notice shall be irrevocable), redeem all, but not some only, of the Notes at their market value (as calculated by the Calculation Agent in its absolute discretion on the basis of the market conditions of the Index at the Valuation Time on the date where such market value will have to be calculated).

## 7/ INFORMATION RELATING TO THE INDEX

*The information contained in the Final Terms with respect to the Index consists of extracts from Bloomberg Data Base and documents available on the STOXX Limited web site (www.stoxx.com). CALYON accepts responsibility for the accuracy of such extraction or summarisation but accepts no further or other responsibility of such information.*

***Description***

The Dow Jones Euro STOXX 50 (Price) Index is a free float market capitalisation weighted index of 50 European blue-chip stocks from those countries participating in the EMU. The equities use free float shares in the index calculation. (Bloomberg code: STOXX50E).

*Dissemination method*

## 1. CALCULATION MODEL

### 1.1 Input Data Specification

The index calculation is based on the following:

- Real time stock prices.
- Real time currency rates.
- Number of shares for each stock class.

### 1.2 Input Data Sources

The input data are obtained from several reliable sources, including:
- Respective exchanges / systems.
- Regulatory agencies.
- Companies involved.
- Other service providers.

### 1.3 Input Data Monitoring

STOXX Limited implements various verification and audit procedures to ensure that the real time stock
price and currency rate input-data feeds are of the highest accuracy, consistency and quality:

- Data filters.
- Quality assurance tools.
- Verification against secondary sources.

### 1.4 Input Data Corrections

STOXX Limited makes every effort to prevent erroneous input data from affecting the real time indexes. Any incorrect or missing data – e.g. stock prices, currency rates, number of shares and corporate actions – are corrected immediately.

However, as the index is calculated in real time, an incorrect index value will not be retroactively corrected.

### 1.5 Index Formula

The indexes are calculated with the Laspeyres formula below:

$$\text{Index}_t = \frac{\sum_{i=1}^{n} p_{it} \cdot q_{it} \cdot X_{it}^{EURO} \cdot f_{it})}{C_t \cdot \sum_{i=1}^{n} (P_{i0} \cdot X_{i0}^{EURO})} \cdot \text{base value}$$

$$= \frac{M_t}{B_t} \cdot \text{Base value}$$

The divisor ($D_t$ ) is different for the price and total return indexes because of the different dividend treatments.

The formula can be simplified as follows:

$$\text{Index}_t = \frac{M_t}{D_t}$$

$$D_t = \frac{B_t}{\text{basevalue}} = \text{divisor at time (t)}$$

n = number of stocks in the index
$P_{i0}$ = closing price of stock (i) at the base date (December 31, 1991)

$q_{i0}$ = number of shares of company (i) at the base date (December 31, 1991)
$p_{it}$ = price of stock (i) at time (t)

$q_{it}$ = number of shares of company (i) at time (t)

$f_{it}$ = free float factor of company (i) at time (t)

$C_t$ = adjustment factor for the base date market capitalization

t = time the index is computed

$M_t$ = market capitalization of the index at time (t)

$B_t$ = adjusted base date market capitalization of the index at time (t)
$X_{it}^{EURO}$ = cross rate: domestic currency in euros of company (i) at time (t) {applies only for companies that are not traded in euros}

base value = 1,000 for blue chip indexes and 100 for all other indexes on the base date; i.e. December 31, 1991

**1.6 Index Dissemination Period**

The index dissemination period begins when the first major exchange / system in the regional universe opens for trading, as specified by their trading hours. The actual dissemination of an index is triggered when the first opening stock price for a component in that index is received.

The index dissemination period ends when the last major exchange / system closes, as specified.

**1.7 Real Time Dissemination**

The euro-denominated price indexes – excluding the industry group indexes – are disseminated every 15 seconds during the index dissemination period.

**1.8 Day End Dissemination**

All indexes are disseminated at the end of the index dissemination period.
Dissemination: data vendors, daily e-mail service and stoxx.com.

**1.9 Daily Open Quotations**

The daily open quotations for the real time indexes are based on the respective opening stock prices and the latest respective currency rates when the prices are received.
The daily open quotation is disseminated as soon as all the respective opening stock prices have been received

| Country Exchange | System | Opening Time (CET) | Closing Time (CET) |
|---|---|---|---|
| Austria | Xetra | 09:15 | 17:30 |
| Belgium | EURONEXT | 09:30 | 17:00 |
| Denmark | Copenhagen | 09:00 | 17:00 |
| Finland | Helsinki | 09:00 | 17:00 |
| France | EURONEXT | 09:00 | 17:35 |
| Germany | Xetra | 09:00 | 20:00 |
| Greece | Athens | 09:45 | 12:30 |
| Ireland | Xetra | 09:00 | 18:15 |
| Italy | Milan | 09:15 | 17:30 |
| Netherlands | EURONEXT | 09:00 | 17:00 |
| Norway | Oslo | 10:00 | 16:00 |
| Portugal | Lisbon | 10:30 | 17:30 |
| Spain | SIBE | 09:00 | 17:35 |
| Sweden | Stockholm | 09:30 | 17:30 |
| Switzerland | SWX | 09:00 | 17:00 |
| United Kingdom | London | 09:00 | 17:30 |

### 1.10 Daily Index Settlement Values

The daily index settlement values for the real time indexes are calculated as the average of the respective 41 index values disseminated between 11:50:00 CET and 12:00:00 CET. This is the same procedure used to calculate the index settlement values for the index based exchange traded derivatives on the settlement dates.

### 1.11 Daily Key Index Values & Performance Data

The key index values and performance data for the Dow Jones STOXX[SM] 600 and Dow Jones EURO STOXX[SM] price indexes are calculated daily at the end of the index dissemination period. They include the previous closing, current opening, high, low and most recent closing index values, and the corresponding year-to-date performances, where appropriate.

### 1.12 Index Dissemination Period

The index dissemination period begins when the first major exchange / system in the regional universe opens for trading, as specified by their trading hours. The actual dissemination of an index is triggered when the first opening stock price for a component in that index is received.
The index dissemination period ends when the last major exchange / system closes, as specified.

| Country | Trading System | Open | Price Type | Close | Price Type |
|---|---|---|---|---|---|
| United Kingdom | London | 09:00 CET | Opening Auction | 17:30 CET | Closing Auction |
| Germany | Xetra | 09:00 CET | Opening Auction | 20:00 CET | Closing Auction |
| France | Euronext | 09:00 CET | Opening Auction | 17:35 CET | Closing Auction |
| Netherlands | Euronext | 09:00 CET | First Trade | 17:00 CET | Last Trade |
| Italy | Milan | 09:30 CET | First Trade | 17:30 CET | Last Trade |
| Spain | SIBE | 09:00 CET | Opening Auction | 17:35 CET | Closing Auction |

| Switzerland | SWX Swiss Exchange | 09:00 CET | First Trade | 17:00 CET | Closing Auction |
|---|---|---|---|---|---|
| Belgium | Euronext | 09:00 CET | First Trade | 17:00 CET | Last Trade |
| Finland | Helsinki | 09:00 CET | First Trade | 17:00 CET | Last Trade |
| Sweden | Stockholm | 09:30 CET | First Trade | 20:00 CET | Closing Auction |
| Austria | Xetra | 09:15 CET | Opening Auction | 17:30 CET | Closing Auction |
| Denmark | Copenhagen | 09:00 CET | First Trade | 17:00 CET | Last Trade |
| Portugal | Lisbon | 10:30 CET | First Trade | 17:30 CET | Last Trade |
| Ireland | Xetra | 09:00 CET | Opening Auction | 18:15 CET | Closing Auction |
| Greece | Athens | 09:30 CET | First Trade | 13:15 CET | Last Trade |
| Norway | Oslo | 10:00 CET | First Trade | 16:00 CET | Last Trade |

**1.13 Index Divisor Adjustment**

The index divisors are adjusted due to corporate actions:

$$D_{t+1} = D_t \cdot \frac{\sum (p_{it} \cdot q_{it} \cdot f_{it}) \pm \Delta MC_{t+1}}{\sum (p_{it} \cdot q_{it} \cdot f_{it})}$$

Where:

$D_t$ = Divisor at time (t)

$D_{t+1}$ = Divisor at time (t+1)

$P_{it}$ = Stock price of company (i) at time (t)
$f_{it}$ = Free float factor of company (i) at time (t)

$q_{it}$ = Number of shares of company (i) at time (t)

$\Delta MC_{t+1}$ = For companies with corporate actions effective at time (t+1), free float market capitalisation calculated with adjusted closing prices and new number of shares at time (t+1) minus free float market capitalisation calculated with closing prices and number of shares at time (t)

For the corporate actions listed below, the following assumptions apply:

| > Shareholders will receive 'B' new shares for every 'A' share held (where applicable)<br><br>> If the new shares have a dividend disadvantage – i.e. the new shares have a different dividend from the old shares – the price for these new shares will be adjusted accordingly | |
|---|---|
| **1. Cash dividend (applied to total return indexes only)**<br>Adjusted price = closing price – dividend announced by the company * (1 – withholding tax) | **Divisor** ↓ |
| **2. Special cash dividend (applied to price and total return indexes)**<br>Adjusted price = closing price – dividend announced by the company * | **Divisor** ↓ |

| (1 – withholding tax) | |
|---|---|
| **3. Split and reverse split**<br>Adjusted price = closing price * A / B<br>New number of shares = old number of shares * B / A | **Divisor** ↔ |
| **4. Rights offering**<br>Adjusted price = (closing price * A + subscription price * B) / (A + B)<br>New number of shares = old number of shares * (A + B) / A | **Divisor** ↑ |
| **5. Stock dividend**<br>Adjusted price = closing price * A / (A + B)<br>New number of shares = old number of shares * (A + B) / A | **Divisor** ↔ |
| **6. Stock dividend of another company**<br>Adjusted price = (closing price * A – price of the other company * B) / A | **Divisor** ↓ |
| **7. Return of capital and share consolidation**<br>Adjusted price = [closing price – dividend announced by company * (1 – withholding tax)] * A / B<br>New number of shares = old number of shares * B / A | **Divisor** ↓ |
| **8. Repurchase shares/self tender**<br>Adjusted price = [(price before tender * old number of shares) – (tender price * number of tendered shares)] / (old number of shares – number of tendered shares)<br>New number of shares = old number of shares – number of tendered shares | **Divisor** ↓ |
| **9. Spin-Off**<br>Adjusted price = (closing price * A – price of spun-off shares * B ) / A | **Divisor** ↓ |
| **10. Combination stock distribution (dividend or split) and rights offering**<br>For the above corporate action, the following additional assumptions apply:<br>> Shareholders receive B new shares from the distribution and C new shares from the rights offering for every A shares held.<br>> If A is not equal to one share, all the following 'new number of shares' formulae need to be divided by A: | |
| **– if rights are applicable after stock distribution (one action applicable to other) Divisor**<br>Adjusted price = [closing price * A + subscription price * C * (1 + B / A)] / [(A + B) * (1 + C / A)]<br>New number of shares = old number of shares * [(A + B) * (1 + C / A)] / A | **Divisor** ↑ |
| **– if stock distribution is applicable after rights (one action applicable to other) Divisor**<br>Adjusted price = [closing price * A + subscription price * C] / [(A + C) * (1 + B / A)]<br>New number of shares = old number of shares * [( A + C ) * ( 1 + B / A)] | **Divisor** ↑ |
| **– stock distribution and rights (neither action is applicable to the other) Divisor**<br>Adjusted price = [closing price * A + subscription price * C] / [A + B + C]<br>New number of shares = old number of shares * [A + B + C] / A | **Divisor** ↑ |

## 1.14 Index Divisor Correction

The correction procedures for incorrect index divisors are:

> If discovered within five days: Immediate correction

> If discovered after five days: Immediate correction only if deemed significant by the Dow Jones STOXX Supervisory Board and if the correction is feasible.

***Index components*** *(source: Bloomberg data system as of May 23, 2005)*

| 23/05/2005 | Long Company Name | Weight in % |
|---|---|---|
| AABA NA Equity | ABN AMRO Holding NV | 2,02 |
| AGN NA Equity | Aegon NV | 0,886 |
| AI FP Equity | Air Liquide | 0,966 |
| CGE FP Equity | Alcatel SA | 0,714 |
| ALV GY Equity | Allianz AG | 2,056 |
| G IM Equity | Assicurazioni Generali SpA | 1,684 |
| CS FP Equity | AXA SA | 1,909 |
| BBVA SQ Equity | Banco Bilbao Vizcaya Argentaria SA | 2,707 |
| SAN SQ Equity | Banco Santander Central Hispano SA | 3,647 |
| BAS GY Equity | BASF AG | 1,81 |
| BAY GY Equity | Bayer AG | 1,244 |
| BNP FP Equity | BNP Paribas | 2,882 |
| CA FP Equity | Carrefour SA | 1,535 |
| SGO FP Equity | Cie de Saint-Gobain | 1 |
| ACA FP Equity | Credit Agricole SA | 0,92 |
| DCX GY Equity | DaimlerChrysler AG | 1,701 |
| DBK GY Equity | Deutsche Bank AG | 2,121 |
| DTE GY Equity | Deutsche Telekom AG | 2,475 |
| EOA GY Equity | E.ON AG | 3,034 |
| ELE SQ Equity | Endesa SA | 1,053 |
| ENEL IM Equity | Enel SpA | 1,617 |
| ENI IM Equity | ENI SpA | 3,253 |
| FORA NA Equity | Fortis | 1,75 |
| FTE FP Equity | France Telecom SA | 2,127 |
| BN FP Equity | Groupe Danone | 1,175 |
| IBE SQ Equity | Iberdrola SA | 1,02 |
| INGA NA Equity | ING Groep NV | 2,786 |
| AHLN NA Equity | Koninklijke Ahold NV | 0,595 |
| PHIA NA Equity | Koninklijke Philips Electronics NV | 1,73 |
| OR FP Equity | L'Oreal SA | 1,151 |
| LG FP Equity | Lafarge SA | 0,792 |
| MC FP Equity | LVMH Moet Hennessy Louis Vuitton SA | 0,936 |
| MUV2 GY Equity | Muenchener Rueckversicherungs AG | 0,994 |
| NOK1V FH Equity | Nokia OYJ | 4,06 |
| REP SQ Equity | Repsol YPF SA | 1,198 |
| RDA NA Equity | Royal Dutch Petroleum Co | 6,107 |
| RWE GY Equity | RWE AG | 1,42 |
| SAN FP Equity | Sanofi-Aventis | 4,528 |
| SPI IM Equity | Sanpaolo IMI SpA | 0,752 |
| SAP GY Equity | SAP AG | 1,778 |

| | | |
|---|---|---|
| SIE GY Equity | Siemens AG | 3,085 |
| GLE FP Equity | Societe Generale | 2,254 |
| SZE FP Equity | Suez SA | 1,225 |
| TIT IM Equity | Telecom Italia SpA | 1,521 |
| TEF SQ Equity | Telefonica SA | 3,786 |
| TIM IM Equity | TIM SpA | 0,37 |
| FP FP Equity | Total SA | 6,687 |
| UC IM Equity | UniCredito Italiano SpA | 1,307 |
| UNA NA Equity | Unilever NV | 1,959 |
| EX FP Equity | Vivendi Universal SA | 1,671 |

*Index price development **(source: Bloomberg data system as of July, 2006)***

| | **Low** | **High** |
|---|---|---|
| **2002** | 2,150.27 | 3,833.09 |
| **2003** | 1,849.64 | 2,760.66 |
| **2004** | 2,580.04 | 2,959.71 |
| **2005** | 2,924.01 | 3,616.33 |
| **January 2006** | 3,532.68 | 3,691.41 |
| **February 2006** | 3,671.37 | 3,840.56 |
| **March 2006** | 3,727.96 | 3,874.61 |
| **April 2006** | 3,770.79 | 3,888.46 |
| **May 2006** | 3,539.77 | 3,890.94 |
| **June 2006** | 3,408.02 | 3,648.92 |

As of July 10, 2006 the closing level of the Index was [•].

## DISCLAIMER FROM STOXX LIMITED

STOXX and Dow Jones have no relationship to CALYON, other than the licensing of CALYON to insert name of the Dow Jones Euro Stoxx 50 Dow Jones Euro Stoxx 50 Index and the related trademarks for use in connection with the Notes.

**STOXX and Dow Jones do <u>not</u>:**

- Sponsor, endorse, sell or promote the Notes.
- Recommend that any person invest in the Notes or any other securities.
- Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Notes.
- Have any responsibility or liability for the administration, management or marketing of the Notes.
- Consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the Dow Jones Euro Stoxx 50 Index or have any obligation to do so.

**STOXX and Dow Jones will not have any liability in connection with the Notes. Specifically,**

- **STOXX and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:**
  - **The results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the Dow Jones Euro Stoxx 50 Index and the data included in the Dow Jones Euro Stoxx 50 Index;**
  - **The accuracy or completeness of the Dow Jones Euro Stoxx 50 Index and its data;**
  - **The merchantability and the fitness for a particular purpose or use of the Dow Jones Euro Stoxx 50 Index and its data;**
- **STOXX and Dow Jones will have no liability for any errors, omissions or interruptions in the Dow Jones Euro Stoxx 50 Index or its data;**
- **Under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or Dow Jones knows that they might occur.**

**The licensing agreement between CALYON and STOXX is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.**

**Crédit Agricole S.A.**
**File No. 82-34771**

Exhibit 1.1F

Final Terms relating to the issuance of EUR 100,000,000 Index Linked Interest Notes due 2016

July 18, 2006

Please see attached.

**Final Terms dated 18 July 2006**



**Crédit Agricole S.A.**
**acting through its London branch**
**Euro 40,000,000,000**
**Euro Medium Term Note Programme**

**SERIES NO: 147**
**TRANCHE NO: 1**
**Issue of EUR 100,000,000 Index Linked Interest Notes due 2016 (the "Notes")**
**Issued by: Crédit Agricole S.A. acting through its London branch (the "Issuer")**

**Dealer: CALYON**

## PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 19 May 2006 and the supplements to the Base Prospectus dated 8 June 2006 and 10 July 2006 which, together, constitute a base prospectus (the "Base Prospectus") for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with such Base Prospectus as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Base Prospectus. The Base Prospectus and the supplements to the Base Prospectus are available for viewing at the office of the Fiscal Agent or each of the Paying Agents and on the website of the Issuer (www.credit-agricole-sa.fr) and copies may be obtained from Crédit Agricole S.A., 91-93, boulevard Pasteur, 75015 Paris, France.

| | | | |
|---|---|---|---|
| 1 | Issuer: | | Crédit Agricole S.A., acting through its London branch |
| 2 | (i) | Series Number: | 147 |
| | (ii) | Tranche Number: | 1 |
| 3 | Specified Currency or Currencies: | | EUR |
| 4 | Aggregate Nominal Amount of Notes admitted to trading: | | |
| | (i) | Series: | EUR 100,000,000 |
| | (iii) | Tranche: | EUR 100,000,000 |
| 5 | Issue Price: | | 100 per cent of the Aggregate Nominal Amount |
| 6 | Specified Denomination(s): | | EUR 100,000 |

| | | |
|---|---|---|
| 7 | (i) Issue Date: | 20 July 2006 |
| | (ii) Interest Commencement Date | Issue Date |
| 8 | Maturity Date: | 20 July 2016 |
| 9 | Interest Basis: | Index Linked Interest<br>(further particulars specified below) |
| 10 | Redemption/Payment Basis**: | Redemption at par |
| 11 | Change of Interest or Redemption/Payment Basis: | Not Applicable |
| 12 | Put/Call Options: | Not Applicable |
| 13 | (i) Status of the Notes: | Unsubordinated Notes. The Notes constitute *obligations* under French law |
| | (ii) Dates of the corporate authorisations for issuance of the Notes: | Resolution of the Board of Directors dated 16 May 2006 |
| 14 | Method of distribution: | Non-syndicated |

**PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE**

| | | |
|---|---|---|
| 15 | **Fixed Rate Note Provisions** | Not Applicable |
| 16 | **Floating Rate Note Provisions** | Not Applicable |
| 17 | **Zero Coupon Note Provisions** | Not Applicable |
| 18 | **Index-Linked Interest Note/other variable-linked interest Note Provisions** | Applicable. Each Note shall bear interest on its outstanding nominal amount from (and including) the Interest Commencement Date to (but excluding) the Maturity Date at a rate of interest determined by the Calculation Agent in accordance with the provisions set forth under the Section 2/ "*Index Linked Interest Note Provisions*" of the Appendix hereto.<br>Such interest amount will be payable annually in arrear |
| | (i) Index/Formula/other variable: | See Appendix |
| | (ii) Calculation Agent responsible for calculating the interest due: | CALYON |
| | (iii) Provisions for determining Coupon where calculation by reference to Index and/or Formula and/or other variable | |

| | | |
|---|---|---|
| | is impossible or impracticable or otherwise disrupted: | See Appendix |
| (iv) | Interest Period(s): | Each twelve-month period from (and including) the Interest Commencement Date to (but excluding) the Maturity Date |
| (v) | Determination Dates: | 13 July in each year from 13 July 2007 to 13 July 2016 (each a Valuation Date (i) as defined in the Appendix hereto) |
| (vi) | Specified Interest Payment Dates: | 20 July in each year from 20 July 2007 to 20 July 2016 (each an "Index Linked Interest Payment Date$_{(i)}$", it being understood that the Index Linked Interest Payment Date$_{(1)}$ shall occur on 20 July 2007 and that the Index Linked Interest Payment Date$_{(10)}$ shall occur on 20 July 2016), in each case subject to adjustments in accordance with the Business Day Convention as specified in paragraph 18(viii) below |
| (vii) | Business Day Convention: | Following Business Day Convention |
| (viii) | Business Centre(s): | London and TARGET |
| (ix) | Minimum Interest Rate: | 0.00 per cent |
| (x) | Maximum Interest Rate: | 6.8675 per cent per annum |
| (xi) | Day Count Fraction:(Condition 5(h)) | See Appendix |

**19 Dual Currency Note Provisions** — Not Applicable

**PROVISIONS RELATING TO REDEMPTION**

| | | |
|---|---|---|
| **20** | **Redemption at the Option of the Issuer (Call Option)** | Not Applicable |
| **21** | **Redemption at the Option of Noteholders (Put Option)** | Not Applicable |
| **22** | **Final Redemption Amount of each Note** | EUR 100,000 per Note of EUR 100,000 specified denomination |
| **23** | **Early Redemption Amount** | |
| (i) | Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(b)) or on event of default (Condition 10) or other early redemption and/or the method of calculating the same (if | |

| | | |
|---|---|---|
| | required or if different from that set out in the Conditions): | See Appendix |
| (ii) | Redemption for taxation reasons permitted on days others than Interest Payment Dates (Condition 6(b)) | Yes |
| (iii) | Unmatured Coupons to become void upon early redemption | Yes |

**GENERAL PROVISIONS APPLICABLE TO THE NOTES**

| | | |
|---|---|---|
| **24** | Form of Notes: | Bearer Notes |
| | New Global Note: | No |
| | | Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note |
| **25** | Financial Centre(s) or other special provisions relating to Payment Dates: | Not Applicable |
| **26** | Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature): | No |
| **27** | Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment: | Not Applicable |
| **28** | Details relating to Instalment Notes: amount of each instalment, date on which each payment is to be made: | Not Applicable |
| **29** | Redenomination, renominalisation and reconventioning provisions: | Not Applicable |
| **30** | Consolidation provisions: | Not Applicable |
| **31** | Applicable tax regime: | Condition 8(c) applies and the Notes are issued (or deemed issued) outside France |
| **32** | Other final terms: | Not Applicable |

## DISTRIBUTION

| | | | |
|---|---|---|---|
| **33** | (i) | If syndicated, names of Managers: | Not Applicable |
| | (ii) | Date of Subscription Agreement, if any: | Not Applicable |
| | (iii) | Stabilising Manager(s) (if any): | Not Applicable |
| **34** | | If non-syndicated, name and address of Dealer: | CALYON<br>9, quai du Président Paul Doumer<br>92920 Paris La Défense Cédex France |
| **35** | | Additional selling restrictions: | Not Applicable |

## GENERAL

| | | |
|---|---|---|
| **36** | The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•] producing a sum of: | Not Applicable |

## LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 40,000,000,000 Euro Medium Term Note Programme of the Issuer.

## RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms

Signed on behalf of the Issuer 

Duly represented by: Omar Ismael Aguirre

## PART B – Other Information

**1 RISK FACTORS**

Not Applicable

**2 LISTING AND ADMISSION TO TRADING**

| | |
|---|---|
| (i) Listing: | Luxembourg |
| (ii) Admission to trading: | Application has been made for the Notes to be admitted to trading on the regulated market of the Luxembourg Stock Exchange with effect from 20 July 2006 |
| (iii) Estimate of total expenses related to admission to trading: | Not Applicable |

**3 RATINGS**

Not Applicable

**4 NOTIFICATION**

Not Applicable

**5 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE**

" So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer."

**6 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES**

| | |
|---|---|
| (i) Reasons for the offer | As set out in the section headed "Use of Proceeds" in the Base Prospectus |
| (ii) Estimated net proceeds: | EUR 100,000,000 |
| (iii) Estimated total expenses: | Not Applicable |

**7 PERFORMANCE OF INDEX/FORMULA/other variable, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS and other information concerning the underlying**

See Appendix

**8 OPERATIONAL INFORMATION**

| | |
|---|---|
| Intended to be held in a manner which would allow Eurosystem eligibility : | No |
| ISIN Code: | XS0261175938 |
| Common Code: | 26117593 |
| Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant | Not Applicable |

| | |
|---|---|
| identification number(s): | |
| Delivery: | Delivery against payment |
| Names and addresses of additional Paying Agent(s) (if any): | Not Applicable |

# APPENDIX

## (This Appendix forms part of the Final Terms to which it is attached)

## 1/ FINAL REDEMPTION AMOUNT

Unless previously redeemed or purchased and cancelled as specified below and in the Conditions of the Base Prospectus, the Final Redemption Amount payable by the Issuer on the Maturity Date upon redemption of each Note will be an amount in EUR equal to its outstanding principal amount (i.e. EUR 100,000 per Note).

## 2/ INDEX LINKED INTEREST NOTE PROVISIONS

Accordingly to the item 18 "Index Linked Note Provisions", each Note bears index linked interest on its outstanding nominal amount from (and including) the Interest Commencement Date to (but excluding) the Maturity Date payable annually (as specified in the item 18(vi) hereabove of the Final Terms) in amounts in EUR (each an "Index Linked Interest $Amount_{(i)}$") according to the following provisions:

- If Worst Index $Performance_{(i)}$ is equal to or greater than 120%, the Index Linked Interest $Amount_{(i)}$ will be an amount in EUR equal to EUR 6,867.50 (i.e. Specified Denomination x 6.8675%),

or

- If Worst Index $Performance_{(i)}$ is (i) lower than 120% and (ii) equal to or greater than 90%, the Index Linked Interest $Amount_{(i)}$ will be an amount in EUR (and rounded to the nearest second decimal, with 0.005 and above being rounded upwards) determined by the Calculation Agent according to the following formula :

**(i x 6.8675% x Specified Denomination) - Sum of the Previously Paid Index Linked Interest $Amount(s)_{(i)}$**

or

- If Worst Index $Performance_{(i)}$ is lower than 90%, the Index Linked Interest $Amount_{(i)}$ will be equal to zero (EUR 0.00).

Where, unless the context otherwise requires, the following defined terms beginning by a capital letter shall have the meanings set forth below:

**"n"** means a series of whole numbers between 1 and 3;

**"i"** means a series of whole numbers between 1 and 10;

**"Basket of Indices"** or **"Basket"** means an equally weighted basket composed of each $Index_{(n)}$ specified in the schedule hereto:

| $Index_{(n)}$ | Index Sponsor | *Bloomberg* Code | Exchange(s) | Related Exchange |
|---|---|---|---|---|
| Dow Jones Euro STOXX 50 Index | STOXX Limited | SX5E | The stock exchanges on which securities comprising the $Index_{(1)}$ (as determined by the $Index_{(1)}$ Sponsor from time to time) are listed | MONEP S.A. and/or Eurex Franfurt AG |

| Standard & Poor's 500 Composite Stock Price Index ("S&P 500") | Standard & Poor's Corporation | SPX | New York Stock Exchange (NYSE) and/or the National Association of Security Dealers Automated Quotations (NASDAQ) | Chicago Mercantile Exchange (CME) |
|---|---|---|---|---|
| Nikkei 225 Index | Nihon Keizai Shimbun, Inc. | NKY | Tokyo Stock Exchange | Osaka Securities Exchange |

**"Index$_{(n)}$"** means the Index$_{(1)}$, the Index$_{(2)}$ or the Index$_{(3)}$, as the case may be, each of them being calculated and disseminated by their relevant Index$_{(n)}$ Sponsor (as defined hereafter);

**"Indices"** means collectively all the Indices comprised in the Basket (i.e. the Index$_{(1)}$, the Index$_{(2)}$ and the Index$_{(3)}$,);

**"Index$_{(1)}$"** means the Dow Jones Euro STOXX 50 Index$^{SM}$ as calculated and disseminated by the Index$_{(1)}$ Sponsor (Bloomberg code: SX5E);

**"Index$_{(2)}$"** means the Standard & Poor's 500 Composite Stock Price Index as calculated and published by the Index$_{(2)}$ Sponsor (Bloomberg code: SPX);

**"Index$_{(3)}$"** means the Nikkei 225 Index as calculated and published by the Index$_{(3)}$ Sponsor, based on the share prices of 225 shares quoted within the first section at the Tokyo Stock Exchange (Bloomberg code: NKY);

**"Index$_{(n)}$ Sponsor" or "Sponsor$_{(n)}$"** means individually or collectively, as the case may be:

- STOXX Limited in respect of the Index$_{(1)}$ or any successor to such index sponsor which is acceptable in the opinion of the Calculation Agent,
- Standard & Poor's Corporation in respect of the Index$_{(2)}$ or any successor index sponsor which is acceptable in the opinion of the Calculation Agent,
- Nihon Keizai Shimbun, Inc. in respect of the Index$_{(3)}$ or any successor to such index sponsor which is acceptable in the opinion of the Calculation Agent; and/or

**"Index$_{(n)}$ Initial Price"** means, in respect of each Index$_{(n)}$ the level of the Index$_{(n)}$ determined by the Calculation Agent as of the Valuation Time on July 3, 2006 which are as follows:

- in respect of Index$_{(1)}$ 3,662.92;
- in respect of Index$_{(2)}$ 1,280.19;
- in respect of Index$_{(3)}$ 15,571.62;

**"Index$_{(n)}$ Intermediary Price$_{(i)}$"** means, in respect of any Index$_{(n)}$, and any Valuation Date$_{(i)}$, the official closing level of such Index$_{(n)}$ at the Valuation Time on such Valuation Date$_{(i)}$ as determined by the Calculation Agent;

**"Index$_{(n)}$ Performance$_{(i)}$"** means, in respect of each Index$_{(n)}$ and each Valuation Date$_{(i)}$ the performance of such Index$_{(n)}$ at the Valuation Time on the relevant Valuation Date$_{(i)}$ as determined by the Calculation Agent in accordance with the following formula:

$$\frac{\text{Index}_{(n)}\text{ Intermediary Price}_{(i)}}{\text{Index}_{(n)}\text{ Initial Price}}$$

**"Worst Index Performance$_{(i)}$"** means the performance of the Worst Performing Index on the Valuation Date$_{(i)}$, such performance being calculated according to the definition Index$_{(n)}$ Performance$_{(i)}$ hereabove);

**"Worst Performing Index on the Valuation Date$_{(i)}$"** means the Index$_{(n)}$ with the worst performance on the Valuation Date$_{(i)}$ among the performances of the three (3) Indices abovementioned (each of such performances being calculated in accordance with the provisions of the Index$_{(n)}$ Performance$_{(i)}$ hereabove), being provided that

in the case of an equal performance between two or more Indices on such date, the Worst Performing Index on the Valuation $Date_{(i)}$ will be deemed to be the one with the lowest market capitalisation;

**"Valuation $Date_{(i)}$"** means July 13, 2007, July13, 2008, July 13, 2009, July 13, 2010, July 13, 2011, July 13, 2012, July 13, 2013, July 13, 2014, July 13, 2015 and July 13, 2016 (being provided that if any Valuation $Date_{(i)}$ is not a Scheduled Trading Day for all the Indices, such Valuation $Date_{(i)}$ for all the Indices shall be deemed to be the next following Scheduled Trading Day (the "Scheduled Valuation $Date_{(i)}$")), unless such day(s) is/are a Disrupted Day.
If the Scheduled Valuation $Date_{(i)}$ is a Disrupted Day in respect of any $Index_{(n)}$ (being hereafter referred as the "Affected Index"), then the Valuation $Date_{(i)}$ for the other Indices comprised in the Basket not affected by a Market Disruption Event shall be the Scheduled Valuation $Date_{(i)}$ and the Valuation $Date_{(i)}$ for the Affected Index shall be the first succeeding Scheduled Trading Day that is not a Disrupted Day, unless each of the five Scheduled Trading Days immediately following the Scheduled Averaging Date is a Disrupted Day.
In that case, (i) that fifth Scheduled Trading Day shall be deemed to be the Valuation $Date_{(i)}$ for the Affected Index, notwithstanding the fact that such day is a Disrupted Day, and (ii) the Calculation Agent shall determine the level of the Affected Index as of the Valuation Time on that fifth Scheduled Trading Day in accordance with the formula for and method of calculating the Affected Index last in effect prior to the occurrence of the first Disrupted Day using the price as of the Valuation Time on that fifth Scheduled Trading Day of each security comprised in the Affected Index (or, if an event giving rise to a Disrupted Day has occurred in respect of the relevant security that fifth Scheduled Trading Day, its good faith estimate of the value for the relevant security)

**"Market Disruption Event"** means in respect of any $Index_{(n)}$, the occurrence or existence of (i) a Trading Disruption, (ii) an Exchange Disruption, which in either case the Calculation Agent determines is material, at any time during the one hour period that ends at the Valuation Time or (iii) an Early Closure.
For the purposes of determining whether a Market Disruption Event in respect of an $Index_{(n)}$ exists at any time, if a Market Disruption Event occurs in respect of a security included in the $Index_{(n)}$ at any time, then the relevant percentage contribution of that security to the level of the $Index_{(n)}$ shall be based on a comparison of (x) the portion of the level of the $Index_{(n)}$ attributable to that security and (y) the overall level of the $Index_{(n)}$, in each case immediately before the occurrence of such Market Disruption Event;

The Calculation Agent shall as soon as reasonably practicable under the circumstances notify the Issuer of the existence or occurrence of a Market Disruption Event on the day that but for the occurrence or existence of a Market Disruption Event would have been a Valuation $Date_{(i)}$;

**"Valuation Time"** means:

- in respect of the $Index_{(1)}$, the time of calculation and dissemination of the closing value of the $Index_{(1)}$ via a summary message by the $Index_{(1)}$ Sponsor;

- in respect of the $Index_{(2)}$ and the $Index_{(3)}$, the scheduled weekday closing time of the Exchange without regard to after hours or any other trading outside of the regular trading session hours;

**"Exchange(s)" or "Stock Exchange(s)"** means:

- in respect of each security comprising the $Index_{(1)}$ (as determined by the $Index_{(1)}$ Sponsor from time to time), the principal stock exchange on which such security is listed or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the securities underlying the $Index_{(1)}$ has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the securities underlying such $Index_{(1)}$ on such temporary substitute exchange or quotation system as on the original Exchange);

- in respect of the $Index_{(2)}$, the New York Stock Exchange (NYSE) and/or the National Association of Security Dealers Automated Quotations (NASDAQ) or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the shares underlying the $Index_{(2)}$ has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the shares underlying such $Index_{(2)}$ on such temporary substitute exchange or quotation system as on the original Exchange);

- in respect of the $Index_{(3)}$, the Tokyo Stock Exchange or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in the shares underlying the $Index_{(3)}$ has

temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the shares underlying such $Index_{(3)}$ on such temporary substitute exchange or quotation system as on the original Exchange);

**"Related Exchange(s)"** means:

- in respect of the $Index_{(1)}$, the Marché des Options Négociables de Paris S.A. (MONEP S.A.) and/or Eurex Frankfurt AG or any successor exchange(s) or any successor to such exchange(s) or quotation system(s) or any substitute exchange or quotation system to which trading in futures or options contracts relating to the $Index_{(1)}$ has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the futures or options contracts relating to such $Index_{(1)}$ on such temporary substitute exchange or quotation system as on the original Related Exchange);

- in respect of the $Index_{(2)}$, the Chicago Mercantile Exchange (CME) or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in futures or options contracts relating to the $Index_{(2)}$ has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the futures or options contracts relating to such $Index_{(2)}$ on such temporary substitute exchange or quotation system as on the original Related Exchange);

- respect of the $Index_{(3)}$, the Osaka Securities Exchange or any successor to such exchange or quotation system or any substitute exchange or quotation system to which trading in futures or options contracts relating to the $Index_{(3)}$ has temporarily relocated (provided that the Calculation Agent has determined that there is comparable liquidity relative to the futures or options contracts relating to such $Index_{(3)}$ on such temporary substitute exchange or quotation system as on the original Related Exchange);

**"Disrupted Day"** means:

- in respect of the $Index_{(1)}$, any Scheduled Trading Day on which the Related Exchange fails to open for trading during its regular trading session or on which a Market Disruption Event has occurred;

- in respect of the $Index_{(2)}$ and the $Index_{(3)}$, any Scheduled Trading Day on which the Exchange or the Related Exchange fails to open for trading during its regular trading session or on which a Market Disruption Event has occurred;

**"Scheduled Trading Day"** means:

- in respect of the $Index_{(1)}$, any day on which the Index Sponsor is scheduled to calculate and disseminate the Index and the Related Exchange is scheduled to be open for trading for its respective regular trading session;

- in respect of the $Index_{(2)}$ and the $Index_{(3)}$, any day on which the Exchange and the Related Exchange are scheduled to be open for trading for their respective regular trading sessions;

**"Exchange Business Day"** means:

- in respect of the $Index_{(1)}$, any Scheduled Trading Day on which the $Index_{(1)}$ Sponsor is scheduled to calculate and disseminate the $Index_{(1)}$ and the Related Exchange is scheduled to be open for trading for its respective regular trading session, notwithstanding such Related Exchange closing prior to its scheduled weekday closing time without regard to after hours or any other trading outside of the regular trading session hours;

- in respect of the $Index_{(2)}$ and the $Index_{(3)}$, any Scheduled Trading Day on which the Exchange and the Related Exchange are open for trading during their respective regular trading sessions, notwithstanding any such Exchange or Related Exchange closing prior to its Scheduled Closing Time;

**"Scheduled Closing Time"** means:

- in respect of the $Index_{(1)}$, in respect of each security comprising the $Index_{(1)}$, the scheduled weekday closing time of the Exchange without regard to after hours or any other trading outside of the regular trading session hours;

- in respect of the $Index_{(2)}$ and the $Index_{(3)}$, in respect of a Scheduled Trading Day, the scheduled weekday closing time of the Exchange or, as the case may be, the Related Exchange on such Scheduled Trading Day, without regard to after hours or any other trading outside of the regular trading session hours;

**"Trading Disruption"** means in respect of any $Index_{(n)}$, any suspension of or limitation imposed on trading by the Exchange or Related Exchange or otherwise and whether by reason of movements in price exceeding limits permitted by the Exchange or Related Exchange or otherwise (i) relating to securities that comprise 20 per cent. or more of the level of the $Index_{(n)}$, on the Exchange, or (ii) in futures or options contracts relating to the $Index_{(n)}$, on the Related Exchange;

**"Exchange Disruption"** means in respect of any $Index_{(n)}$, any event (other than an Early Closure) that disrupts or impairs (as determined by the Calculation Agent) the ability of market participants in general to (i) effect transactions in, or obtain market values for, securities that comprise 20 per cent. or more of the level of the $Index_{(n)}$, on the Exchange, or (ii) to effect transactions in, or obtain market values for, futures or options contracts relating to the $Index_{(n)}$, on the Related Exchange;

**"Early Closure"** means in respect of any $Index_{(n)}$, the closure on any Exchange Business Day of the Exchange relating to securities that comprise 20 per cent. or more of the level of the $Index_{(n)}$ or the Related Exchange prior to its Scheduled Closing Time unless such earlier closing time is announced by such Exchange or Related Exchange at least one hour prior to the earlier of (i) the actual closing time for the regular trading session on such Exchange or Related Exchange on such Exchange Business Day and (ii) the submission deadline for orders to be entered into the Exchange or Related Exchange system for execution at the Valuation Time on such Exchange Business Day;

**" Sum of the Previously Paid Index Linked Interest $Amount(s)_{(i)}$"** means for each Index Linked Interest $Amount_{(i)}$, the sum of the Index Linked Interest $Amount(s)_{(i)}$ paid on the previous Index Linked Interest Payment $Date(s)_{(i)}$.

## 3/ EARLY REDEMPTION AMOUNT

The early redemption amount payable upon early redemption of each Note of EUR 100,000 for taxation reasons in accordance with Condition 6(c) or following the occurrence of an Event of Default in accordance with Condition 10 (the **"Early Redemption Amount"**) will be an amount in EUR calculated by the Calculation Agent and being equal to the market value of a Note on the fifth Business Day prior to the early redemption date (the **"Early Redemption Date"**) (as determined by the Calculation Agent in its sole and absolute discretion on the basis notably of (i) the market conditions (such as the level of the Index, the mid-market implied volatility or any other relevant market data for the Index) of the Index on the Exchange as of the Valuation Time on such fifth Business Day prior to the Early Redemption Date and (ii) taking into account the cost to the Issuer of unwinding any underlying related hedging arrangements).

The Early Redemption Date would be determined in accordance with Conditions 6(c) and/or 10 and 14.

## 4/ ADJUSTMENTS, CORRECTIONS AND MODIFICATIONS AFFECTING ANY $INDEX_{(N)}$

Upon the occurrence of certain events affecting any $Index_{(n)}$ Sponsor and/or any $Index_{(n)}$ (more described below) the Calculation Agent may make the following adjustments or determine the consequences of such event(s) under the Notes as described below.

To make such adjustments or determine such consequences, the Calculation Agent may (but need not) (i) determine the appropriate adjustment(s) or consequences under the Notes by reference to the adjustment(s) made by the relevant authority of the Related Exchange (using the method of adjustment and calculations elected by such Related Exchange or the consequences elected by the Related Exchange to take into account the occurrence of the event) or (ii) apply the provisions set forth below.

## A- ADJUSTMENTS TO ANY INDEX$_{(N)}$

**(1)** If any Index$_{(n)}$ is (i) not calculated and announced by the Index$_{(n)}$ Sponsor, but is calculated and announced by a successor sponsor acceptable to the Calculation Agent or (ii) replaced by a successor index using, in the determination of the Calculation Agent, the same or a substantially similar formula for and method of calculation as used in the calculation of the Index$_{(n)}$, then that index (the "**Successor Index**") will be deemed to be the Index$_{(n)}$.

**(2)** If on or prior to the last Valuation Date$_{(i)}$, the Index$_{(n)}$ Sponsor announces that it will make a material change in the formula for or the method of calculating the Index$_{(n)}$ or in any other way materially modifies the Index$_{(n)}$ (other than a modification prescribed in that formula or method to maintain the Index$_{(n)}$ in the event of changes in constituent stock and capitalisation and other routine events) (an "**Index Modification**"), then the Calculation Agent shall elect either:

(i) to replace the Index$_{(n)}$ by the index with a modified method of calculating, multiplied, if necessary, by a linking coefficient and to determine accordingly the Index$_{(n)}$ Intermediary Price$_{(i)}$; or

(ii) to determine the Index$_{(n)}$ Intermediary Price$_{(i)}$ using, in lieu of a published level of the Index$_{(n)}$, the level for that Index$_{(n)}$ as at each Valuation Date$_{(i)}$ as determined by the Calculation Agent in accordance with the formula for and method of calculating the Index$_{(n)}$ last in effect prior to the change, but using only those securities that comprised the Index$_{(n)}$ immediately prior to the Index Modification; or

(iii) to redeem all, but not some only of, the Notes by giving notice to the Noteholders in accordance with Condition 14 on the date specified in such notice. Each Note shall be redeemed at an amount in EUR determined by the Calculation Agent in its sole and absolute discretion and equal to (notwithstanding anything to the contrary in the Base Prospectus) the market value of a Note (as determined by the Calculation Agent in its sole and absolute discretion on the basis of the market conditions (such as the level of the Index, the mid-market implied volatility or any other relevant market data for the Index) of the Index on the Exchange at the Valuation Time on the last Scheduled Trading Day immediately prior to the Index Modification) less the cost (if any, and without taking account of profit) to the Issuer of unwinding any related underlying hedging arrangements as determined by the Calculation Agent in its sole and absolute discretion.

**(3)** If on or prior to the last Valuation Date$_{(i)}$, any Index$_{(n)}$ Sponsor fails to calculate and announce the Index$_{(n)}$ (an "**Index Disruption**"), then the Calculation Agent shall determine the Index$_{(n)}$ Intermediary Price$_{(i)}$ using, in lieu of a published level of the Index$_{(n)}$, the level for that Index$_{(n)}$ as at each Valuation Date$_{(i)}$ as determined by the Calculation Agent in accordance with the formula for and method of calculating the Index$_{(n)}$ last in effect prior to the change, but using only those securities that comprised the Index$_{(n)}$ immediately prior to the Index Disruption.

## B- CORRECTION OF ANY INDEX$_{(N)}$

In the event that any level published on the Exchange or by any Index$_{(n)}$ Sponsor and which is utilized for the determination of the Index$_{(n)}$ Intermediary Price$_{(i)}$ is subsequently corrected and the correction is published by the Exchange or the Index$_{(n)}$ Sponsor not later than the second Business Day immediately preceding the Index Linked Interest Payment Date$_{(i)}$ (or the date fixed for redemption in the case of early redemption), then the corrected level of the Index$_{(n)}$ will be utilized for the purposes of the determination of the Index$_{(n)}$ Intermediary Price$_{(i)}$. If no such case, the Calculation Agent won't take into account this correction.

Noteholders shall not be entitled to make any claim against the Issuer, the Guarantor or the Calculation Agent in the case where any Index$_{(n)}$ Sponsor will have made any error, omission or other incorrect statement in connection with the calculation and public announcement of the Index$_{(n)}$.

## C- CANCELLATION OF ANY INDEX$_{(N)}$

If, at any time from the Issue Date to the last Valuation Date$_{(i)}$ (a) any Index$_{(n)}$ Sponsor (or any successor sponsor acceptable to the Calculation Agent) permanently cancels the Index$_{(n)}$ and no Successor Index exists or (b) the successor sponsor to calculate and disseminate the Index$_{(n)}$ is unacceptable in the opinion of the Calculation Agent, then the Issuer, after consultation with the Calculation Agent, will:

1) request the Calculation Agent to calculate from the last quotation day of the $Index_{(n)}$ (or, as the case may be, the replacement day of the $Index_{(n)}$ Sponsor by a successor sponsor unacceptable to the Calculation Agent) to the last Valuation $Date_{(i)}$ a synthetic index in replacement of the $Index_{(n)}$ in accordance with the formula for and method of calculating that $Index_{(n)}$ last in effect prior to that definitive cancellation of the $Index_{(n)}$, but using only those securities that comprised that $Index_{(n)}$ immediately prior to that definitive cancellation of the $Index_{(n)}$ or, as the case may be, the replacement day of the $Index_{(n)}$ Sponsor by a successor sponsor unacceptable to the Calculation Agent (other than those securities that have since ceased to be listed on the Exchange) and to determine accordingly the $Index_{(n)}$ Intermediary $Price_{(i)}$, being provided that in such case the Maturity Date will stay unchanged; or

2) redeem all, but not some only of, the Notes by giving notice to the Noteholders in accordance with Condition 14 on the date specified in such notice. Each Note shall be redeemed at an amount in EUR determined by the Calculation Agent in its sole and absolute discretion and equal to (notwithstanding anything to the contrary in the Base Prospectus) the market value of a Note (as determined by the Calculation Agent in its sole and absolute discretion on the basis of the market conditions (such as the level of the Index, the mid-market implied volatility or any other relevant market data for the Index) of the Index on the Exchange at the Valuation Time on the last Scheduled Trading Day immediately prior to the definitive cancellation of the Index or, as the case may be, the replacement day of the Index Sponsor by a successor sponsor unacceptable to the Calculation Agent) less the cost (if any, and without taking account of profit) to the Issuer of unwinding any related underlying hedging arrangements as determined by the Calculation Agent in its sole and absolute discretion.

The Issuer shall as soon as practicable give notice to the Noteholders through their paying agent (i.e. Clearstream Banking, société anonyme or Euroclear Bank SA/NV) in accordance with Condition 14, stating the occurrence of such event, giving details thereof and the determinations made in relation thereto.

## 5/ REDEMPTION FOR ILLEGALITY

In the event that the Calculation Agent determines in good faith that any arrangements made to hedge the Issuer's position under the Notes has or will become unlawful, illegal or otherwise prohibited in whole or in part as a result of compliance with any applicable present or future law, rule, regulation, judgement, order or directive of any governmental, administrative, legislative or judicial authority or power, or in the interpretation thereof; the Issuer may, having given not more than 45 nor less than 7 days' notice to the Noteholders in accordance with Condition 14 (which notice shall be irrevocable), redeem all, but not some only, of the Notes at their market value (as calculated by the Calculation Agent in its absolute discretion on the basis of the market conditions of the Index on the date where such market value will have to be calculated).

## 6/ CALCULATION BINDING

The calculations and determinations of the Calculation Agent shall (save in the case of manifest error) be final and binding upon all parties. The Calculation Agent shall have no responsibility for good faith errors or omissions in the calculations and determinations of the Final Redemption Amount or as the case may be the relevant Index Linked Interest $Amount_{(i)}$ or, as the case may be, the Early Redemption Amount or, as the case my be, the early redemption amount (see Section 4/ "*Adjustments, Corrections and Modifications Affecting The Index*") of any Note as provided herein.

## 7/ INFORMATION RELATING TO THE INDEX$_{(1)}$

*The information contained in the Final Terms with respect to the Index$_{(1)}$ consists of extracts from Bloomberg Data Base and documents available on the STOXX Limited web site (www.stoxx.com). CALYON accepts responsibility for the accuracy of such extraction or summarisation but accepts no further or other responsibility of such information.*

***Description***

The Dow Jones Euro STOXX 50 (Price) Index is a free float market capitalisation weighted index of 50 European blue-chip stocks from those countries participating in the EMU. The equities use free float shares in the index calculation. (Bloomberg code: STOXX50E).

***Dissemination method***

**1. CALCULATION MODEL**

**1.1 Input Data Specification**

The index calculation is based on the following:

• Real time stock prices.
• Real time currency rates.
• Number of shares for each stock class.

**1.2 Input Data Sources**

The input data are obtained from several reliable sources, including:
• Respective exchanges / systems.
• Regulatory agencies.
• Companies involved.
• Other service providers.

**1.3 Input Data Monitoring**

STOXX Limited implements various verification and audit procedures to ensure that the real time stock
price and currency rate input-data feeds are of the highest accuracy, consistency and quality:

• Data filters.
• Quality assurance tools.
• Verification against secondary sources.

**1.4 Input Data Corrections**

STOXX Limited makes every effort to prevent erroneous input data from affecting the real time indexes. Any incorrect or missing data – e.g. stock prices, currency rates, number of shares and corporate actions – are corrected immediately.

However, as the index is calculated in real time, an incorrect index value will not be retroactively corrected.

**1.5 Index Formula**

The indexes are calculated with the Laspeyres formula below:

$$\text{Index}_t = \frac{\sum_{i=1}^{n} p_{it} \cdot q_{it} \cdot X_{it}^{EURO} \cdot f_{it})}{C_t \cdot \sum_{i=1}^{n} (P_{i0} \cdot X_{i0}^{EURO})} \cdot \text{base value}$$

$$= \frac{M_t}{B_t} \cdot \text{Base value}$$

The divisor ($D_t$ ) is different for the price and total return indexes because of the different dividend treatments.

The formula can be simplified as follows:

$$\text{Index}_t = \frac{M_t}{D_t}$$

$$D_t = \frac{B_t}{\text{basevalue}} = \text{divisor at time (t)}$$

n = number of stocks in the index
$P_{i0}$ = closing price of stock (i) at the base date (December 31, 1991)

$q_{i0}$ = number of shares of company (i) at the base date (December 31, 1991)
$p_{it}$ = price of stock (i) at time (t)

$q_{it}$ = number of shares of company (i) at time (t)
$f_{it}$ = free float factor of company (i) at time (t)

$C_t$ = adjustment factor for the base date market capitalization

t = time the index is computed

$M_t$ = market capitalization of the index at time (t)

$B_t$ = adjusted base date market capitalization of the index at time (t)
$X_{it}^{EURO}$ = cross rate: domestic currency in euros of company (i) at time (t) {applies only for companies that are not traded in euros}

base value = 1,000 for blue chip indexes and 100 for all other indexes on the base date; i.e. December 31, 1991

**1.6 Index Dissemination Period**

The index dissemination period begins when the first major exchange / system in the regional universe opens for trading, as specified by their trading hours. The actual dissemination of an index is triggered when the first opening stock price for a component in that index is received.

The index dissemination period ends when the last major exchange / system closes, as specified.

### 1.7 Real Time Dissemination

The euro-denominated price indexes – excluding the industry group indexes – are disseminated every 15 seconds during the index dissemination period.

### 1.8 Day End Dissemination

All indexes are disseminated at the end of the index dissemination period.
Dissemination: data vendors, daily e-mail service and stoxx.com.

### 1.9 Daily Open Quotations

The daily open quotations for the real time indexes are based on the respective opening stock prices and the latest respective currency rates when the prices are received.
The daily open quotation is disseminated as soon as all the respective opening stock prices have been received

| Country Exchange | System | Opening Time (CET) | Closing Time (CET) |
|---|---|---|---|
| Austria | Xetra | 09:15 | 17:30 |
| Belgium | EURONEXT | 09:30 | 17:00 |
| Denmark | Copenhagen | 09:00 | 17:00 |
| Finland | Helsinki | 09:00 | 17:00 |
| France | EURONEXT | 09:00 | 17:35 |
| Germany | Xetra | 09:00 | 20:00 |
| Greece | Athens | 09:45 | 12:30 |
| Ireland | Xetra | 09:00 | 18:15 |
| Italy | Milan | 09:15 | 17:30 |
| Netherlands | EURONEXT | 09:00 | 17:00 |
| Norway | Oslo | 10:00 | 16:00 |
| Portugal | Lisbon | 10:30 | 17:30 |
| Spain | SIBE | 09:00 | 17:35 |
| Sweden | Stockholm | 09:30 | 17:30 |
| Switzerland | SWX | 09:00 | 17:00 |
| United Kingdom | London | 09:00 | 17:30 |

### 1.10 Daily Index Settlement Values

The daily index settlement values for the real time indexes are calculated as the average of the respective 41 index values disseminated between 11:50:00 CET and 12:00:00 CET. This is the same procedure used to calculate the index settlement values for the index based exchange traded derivatives on the settlement dates.

### 1.11 Daily Key Index Values & Performance Data

The key index values and performance data for the Dow Jones STOXX℠ 600 and Dow Jones EURO STOXX℠ price indexes are calculated daily at the end of the index dissemination period. They include the previous closing, current opening, high, low and most recent closing index values, and the corresponding year-to-date performances, where appropriate.

### 1.12 Index Dissemination Period

The index dissemination period begins when the first major exchange / system in the regional universe opens for trading, as specified by their trading hours. The actual dissemination of an index is triggered when the first opening stock price for a component in that index is received.
The index dissemination period ends when the last major exchange / system closes, as specified.

| Country | Trading System | Open | Price Type | Close | Price Type |
|---|---|---|---|---|---|
| United Kingdom | London | 09:00 CET | Opening Auction | 17:30 CET | Closing Auction |
| Germany | Xetra | 09:00 CET | Opening Auction | 20:00 CET | Closing Auction |
| France | Euronext | 09:00 CET | Opening Auction | 17:35 CET | Closing Auction |
| Netherlands | Euronext | 09:00 CET | First Trade | 17:00 CET | Last Trade |
| Italy | Milan | 09:30 CET | First Trade | 17:30 CET | Last Trade |
| Spain | SIBE | 09:00 CET | Opening Auction | 17:35 CET | Closing Auction |
| Switzerland | SWX Swiss Exchange | 09:00 CET | First Trade | 17:00 CET | Closing Auction |
| Belgium | Euronext | 09:00 CET | First Trade | 17:00 CET | Last Trade |
| Finland | Helsinki | 09:00 CET | First Trade | 17:00 CET | Last Trade |
| Sweden | Stockholm | 09:30 CET | First Trade | 20:00 CET | Closing Auction |
| Austria | Xetra | 09:15 CET | Opening Auction | 17:30 CET | Closing Auction |
| Denmark | Copenhagen | 09:00 CET | First Trade | 17:00 CET | Last Trade |
| Portugal | Lisbon | 10:30 CET | First Trade | 17:30 CET | Last Trade |
| Ireland | Xetra | 09:00 CET | Opening Auction | 18:15 CET | Closing Auction |
| Greece | Athens | 09:30 CET | First Trade | 13:15 CET | Last Trade |
| Norway | Oslo | 10:00 CET | First Trade | 16:00 CET | Last Trade |

### 1.13 Index Divisor Adjustment

The index divisors are adjusted due to corporate actions:

$$D_{t+1} = D_t \cdot \frac{\sum (p_{it} \cdot q_{it} \cdot f_{it}) \pm \Delta MC_{t+1}}{\sum (p_{it} \cdot q_{it} \cdot f_{it})}$$

Where:

$D_t$ = Divisor at time (t)

$D_{t+1}$ = Divisor at time (t+1)

$P_{it}$ = Stock price of company (i) at time (t)
$f_{it}$ = Free float factor of company (i) at time (t)

$q_{it}$ = Number of shares of company (i) at time (t)

$\Delta MC_{t+1}$ = For companies with corporate actions effective at time (t+1), free float market capitalisation calculated with adjusted closing prices and new

number of shares at time (t+1) minus free float market capitalisation calculated with closing prices and number of shares at time (t)

For the corporate actions listed below, the following assumptions apply:

| | |
|---|---|
| > Shareholders will receive 'B' new shares for every 'A' share held (where applicable)<br><br>> If the new shares have a dividend disadvantage – i.e. the new shares have a different dividend from the old shares – the price for these new shares will be adjusted accordingly | |
| **1. Cash dividend (applied to total return indexes only)**<br>Adjusted price = closing price – dividend announced by the company * (1 – withholding tax) | **Divisor ↓** |
| **2. Special cash dividend (applied to price and total return indexes)**<br>Adjusted price = closing price – dividend announced by the company * (1 – withholding tax) | **Divisor ↓** |
| **3. Split and reverse split**<br>Adjusted price = closing price * A / B<br>New number of shares = old number of shares * B / A | **Divisor ↔** |
| **4. Rights offering**<br>Adjusted price = (closing price * A + subscription price * B) / (A + B)<br>New number of shares = old number of shares * (A + B) / A | **Divisor ↑** |
| **5. Stock dividend**<br>Adjusted price = closing price * A / (A + B)<br>New number of shares = old number of shares * (A + B) / A | **Divisor ↔** |
| **6. Stock dividend of another company**<br>Adjusted price = (closing price * A – price of the other company * B) / A | **Divisor ↓** |
| **7. Return of capital and share consolidation**<br>Adjusted price = [closing price – dividend announced by company * (1 – withholding tax)] * A / B<br>New number of shares = old number of shares * B / A | **Divisor ↓** |
| **8. Repurchase shares/self tender**<br>Adjusted price = [(price before tender * old number of shares) – (tender price * number of tendered shares)] / (old number of shares – number of tendered shares)<br>New number of shares = old number of shares – number of tendered shares | **Divisor ↓** |
| **9. Spin-Off**<br>Adjusted price = (closing price * A – price of spun-off shares * B ) / A | **Divisor ↓** |
| **10. Combination stock distribution (dividend or split) and rights offering**<br>For the above corporate action, the following additional assumptions apply:<br>> Shareholders receive B new shares from the distribution and C new shares from the rights offering for every A shares held.<br>> If A is not equal to one share, all the following 'new number of shares' formulae need to be divided by A: | |

| | |
|---|---|
| **– if rights are applicable after stock distribution (one action applicable to other) Divisor**<br>Adjusted price = [closing price * A + subscription price * C * (1 + B / A)] / [(A + B) *<br>(1 + C / A)]<br>New number of shares = old number of shares * [(A + B) * (1 + C / A)] / A | **Divisor** ↑ |
| **– if stock distribution is applicable after rights (one action applicable to other) Divisor**<br>Adjusted price = [closing price * A + subscription price * C] / [(A + C) * (1 + B / A)]<br>New number of shares = old number of shares * [( A + C ) * ( 1 + B / A)] | **Divisor** ↑ |
| **– stock distribution and rights (neither action is applicable to the other) Divisor**<br>Adjusted price = [closing price * A + subscription price * C] / [A + B + C]<br>New number of shares = old number of shares * [A + B + C] / A | **Divisor** ↑ |

### 1.14 Index Divisor Correction

The correction procedures for incorrect index divisors are:

> If discovered within five days: Immediate correction

> If discovered after five days: Immediate correction only if deemed significant by the Dow Jones STOXX Supervisory Board and if the correction is feasible.

***Index components*** *(source: Bloomberg data system as of May 23, 2005)*

| [illegible] 23/05/2005 | [illegible] Company Name [illegible] | Weightings in % |
|---|---|---|
| AABA NA Equity | ABN AMRO Holding NV | 2,02 |
| AGN NA Equity | Aegon NV | 0,886 |
| AI FP Equity | Air Liquide | 0,966 |
| CGE FP Equity | Alcatel SA | 0,714 |
| ALV GY Equity | Allianz AG | 2,056 |
| G IM Equity | Assicurazioni Generali SpA | 1,684 |
| CS FP Equity | AXA SA | 1,909 |
| BBVA SQ Equity | Banco Bilbao Vizcaya Argentaria SA | 2,707 |
| SAN SQ Equity | Banco Santander Central Hispano SA | 3,647 |
| BAS GY Equity | BASF AG | 1,81 |
| BAY GY Equity | Bayer AG | 1,244 |
| BNP FP Equity | BNP Paribas | 2,882 |
| CA FP Equity | Carrefour SA | 1,535 |
| SGO FP Equity | Cie de Saint-Gobain | 1 |
| ACA FP Equity | Credit Agricole SA | 0,92 |
| DCX GY Equity | DaimlerChrysler AG | 1,701 |
| DBK GY Equity | Deutsche Bank AG | 2,121 |
| DTE GY Equity | Deutsche Telekom AG | 2,475 |
| EOA GY Equity | E.ON AG | 3,034 |
| ELE SQ Equity | Endesa SA | 1,053 |
| ENEL IM Equity | Enel SpA | 1,617 |
| ENI IM Equity | ENI SpA | 3,253 |
| FORA NA Equity | Fortis | 1,75 |
| FTE FP Equity | France Telecom SA | 2,127 |

| | | |
|---|---|---|
| BN FP Equity | Groupe Danone | 1,175 |
| IBE SQ Equity | Iberdrola SA | 1,02 |
| INGA NA Equity | ING Groep NV | 2,786 |
| AHLN NA Equity | Koninklijke Ahold NV | 0,595 |
| PHIA NA Equity | Koninklijke Philips Electronics NV | 1,73 |
| OR FP Equity | L'Oreal SA | 1,151 |
| LG FP Equity | Lafarge SA | 0,792 |
| MC FP Equity | LVMH Moet Hennessy Louis Vuitton SA | 0,936 |
| MUV2 GY Equity | Muenchener Rueckversicherungs AG | 0,994 |
| NOK1V FH Equity | Nokia OYJ | 4,06 |
| REP SQ Equity | Repsol YPF SA | 1,198 |
| RDA NA Equity | Royal Dutch Petroleum Co | 6,107 |
| RWE GY Equity | RWE AG | 1,42 |
| SAN FP Equity | Sanofi-Aventis | 4,528 |
| SPI IM Equity | Sanpaolo IMI SpA | 0,752 |
| SAP GY Equity | SAP AG | 1,778 |
| SIE GY Equity | Siemens AG | 3,085 |
| GLE FP Equity | Societe Generale | 2,254 |
| SZE FP Equity | Suez SA | 1,225 |
| TIT IM Equity | Telecom Italia SpA | 1,521 |
| TEF SQ Equity | Telefonica SA | 3,786 |
| TIM IM Equity | TIM SpA | 0,37 |
| FP FP Equity | Total SA | 6,687 |
| UC IM Equity | UniCredito Italiano SpA | 1,307 |
| UNA NA Equity | Unilever NV | 1,959 |
| EX FP Equity | Vivendi Universal SA | 1,671 |

*Index price development* ***(source: Bloomberg data system as of July 14, 2006)***

| | **Low** | **High** |
|---|---|---|
| **2002** | 2,150.27 | 3,833.09 |
| **2003** | 1,849.64 | 2,760.66 |
| **2004** | 2,580.04 | 2,959.71 |
| **2005** | 2,924.01 | 3,616.33 |
| **January 2006** | 3,532.68 | 3,691.41 |
| **February 2006** | 3,671.37 | 3,840.56 |
| **March 2006** | 3,727.96 | 3,874.61 |
| **April 2006** | 3,770.79 | 3,888.46 |
| **May 2006** | 3,539.77 | 3,890.94 |
| **June 2006** | 3,408.02 | 3,648.92 |

As of July 14, 2006 the closing level of the Index was 3,508.25

## DISCLAIMER FROM STOXX LIMITED

STOXX and Dow Jones have no relationship to CALYON, other than the licensing of CALYON to insert name of the Dow Jones Euro Stoxx 50 Dow Jones Euro Stoxx 50 Index and the related trademarks for use in connection with the Notes.

**STOXX and Dow Jones do not:**

- Sponsor, endorse, sell or promote the Notes.
- Recommend that any person invest in the Notes or any other securities.
- Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Notes.
- Have any responsibility or liability for the administration, management or marketing of the Notes.
- Consider the needs of the Notes or the owners of the Notes in determining, composing or calculating the Dow Jones Euro Stoxx 50 Index or have any obligation to do so.

**STOXX and Dow Jones will not have any liability in connection with the Notes. Specifically,**

- **STOXX and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:**
  - **The results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the Dow Jones Euro Stoxx 50 Index and the data included in the Dow Jones Euro Stoxx 50 Index;**
  - **The accuracy or completeness of the Dow Jones Euro Stoxx 50 Index and its data;**
  - **The merchantability and the fitness for a particular purpose or use of the Dow Jones Euro Stoxx 50 Index and its data;**
- **STOXX and Dow Jones will have no liability for any errors, omissions or interruptions in the Dow Jones Euro Stoxx 50 Index or its data;**
- **Under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or Dow Jones knows that they might occur.**

**The licensing agreement between CALYON and STOXX is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.**

## 8/ INFORMATION RELATING TO THE INDEX$_{(2)}$

*The information contained in the Final Terms with respect to the Index$_{(2)}$ consists of extracts from Bloomberg Data Base and documents available on the Index$_{(2)}$ Sponsor's web site. The Issuer accepts responsibility for the accuracy of such extraction or summarisation but accepts no further or other responsibility of such information.*

***Description of the Index** (Source: Standard & Poor's web site)*

The S&P 500 Index consists of 500 stocks chosen for market size, liquidity, and industry group representation. It is a market-value weighted index (stock price times number of shares outstanding), with each stock's weight in the Index proportionate to its market value. The "500" is one of the most widely used benchmarks of U.S. equity performance.

***Index Calculation** (Source: Standard & Poor's web site)*

The S&P 500 Index is computed and published on real time basis.

The index calculation is based on the following:

• Real time stock prices.

• Real time currency rates.
• Number of shares for each stock class.

The S&P 500 Index is calculated using a base-weighted aggregate methodology. That means the level of the Index reflects the total market value of all 500 component stocks relative to a particular base period. The total market value of a company is determined by multiplying the price of its stock by the number of shares outstanding. Statisticians call an index of a set of combined variables (such as price and number of shares) a composite index. An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time. It is much easier to graph a chart based on indexed values than one based on actual values.

The S&P 500's base period is 1941-43. The actual total market value of the stocks in the Index during the base period has been set equal to an indexed value of 10. This is often indicated by the notation 1941-43=10. The formula used to calculate the Index is fairly straightforward. However, the calculation of the adjustments to the Index (commonly called Index maintenance) is more complex.

In practice, the daily calculation of the S&P 500 Index is computed by dividing the total market value of the 500 companies in the Index by a number called the Index Divisor. The Divisor is an arbitrary number. However, it is the only link to the original base period value of the S&P 500 Index. The Divisor keeps the Index comparable over time and is the manipulation point for all Index maintenance adjustments.

An example of how an index is calculated, using three stocks for illustrative purposes, can be found on the next page. First, a starting point, or base period, is selected. Second, the initial value of the three-stock index at the base period is calculated. Each company's number of common shares outstanding on that date is multiplied by its price per share to determine the market value of each stock. Third, the three market values are summed. The total is the base period market value for the index. Finally, that total then is indexed—set equal to 10—and used to calculate the base period divisor. The base period divisor in this example (base period market value divided by base period index value) is 1,000,000.

Suppose that the next day, Day 2 in the example, the per-share price of each of the three stocks in our hypothetical index goes up exactly 10%. Since there have been no changes in the number of common shares outstanding, the market value of each company in the index also will go up 10%. That new market value is divided by the Index Divisor, which remained unchanged at 1,000,000. The new closing value of the index is 11, also exactly 10% higher than the previous day's closing value.

This three-stock example illustrates the exact steps used every day to calculate the S&P 500. The Index is always calculated by adding the market values of its 500 components and dividing that sum by the latest Index Divisor. The same procedure is used to calculate indexes for the four S&P 500 major industry sectors (Industrials, Financials, Transportation, and Utilities) and indexes for the individual industry groups.
*S&P 500 Index Calculation Methodology* ***(Source: Standard & Poor's web site)***

$$\frac{\text{Total Market Value of 500 Companies}}{\text{Latest Index Divisor}} = \text{S\&P 500 Index Value}$$

---

SAMPLE: THREE-STOCK INDEX CALCULATION

---

**Step 1. Calculate Three-Stock Index Market Value for day 1 (Base Period).**

| Stock | Share Price | Number of Common | Market Value |
|---|---|---|---|

| | | Shares Outstanding | |
|---|---|---|---|
| A | $20.00 | 50,000 | $1,000,000 |
| B | 30.00 | 100,000 | 3,000,000 |
| C | 40.00 | 150,000 | 6,000,000 |
| *Day 1 (Base Period) Market Value* | | | **$10,000,000** |

**Step 2. Index Base Period Market Value and Determine Base Period Divisor.**

Set Base Period Market Value equal to an Index number 10.

$$\$10,000,000 = 10$$

Determine Divisor for base Period.

$$\frac{\text{Total Market Value of 500 Companies}}{\text{Latest Index Divisor}} = \text{S\&P 500 Index Value}$$

$$\frac{\$10,000,000}{\text{Latest Index Divisor}} = 10$$

**Step 3. Calculate Three-Stock Index Value for day 2.**

| Stock | Share Price | Number of Common Shares Outstanding | *Market Value* |
|---|---|---|---|
| A | $22.00 | 50,000 | $1,100,000 |
| B | 33.00 | 100,000 | 3,300,000 |
| C | 44.00 | 150,000 | 6,600,000 |
| *Day 2 Market Value* | | | **$11,000,000** |

$$\frac{\text{Day 2 Market Value}}{\text{Latest Index Divisor}} = \text{Index Value}$$

$$\frac{\$11,000,000}{1,000,000} = \text{Index Value}$$

Day 2 Three-Stock Index = 11

Any further information relating to the Index calculation may be found on the Index web site at the following address: www.spglobal.com/indexmain500_method.html

***Index components*** *(source: Bloomberg data system as of September 15, 2005)*

| Bloomberg Code | Long Company Name | Weightings in % |
|---|---|---|
| XOM UN Equity | Exxon Mobil Corp | 3,531 |
| GE UN Equity | General Electric Co | 3,207 |
| MSFT UQ Equity | Microsoft Corp | 2,347 |
| C UN Equity | Citigroup Inc | 2,078 |
| PFE UN Equity | Pfizer Inc | 1,718 |
| JNJ UN Equity | Johnson & Johnson | 1,698 |
| BAC UN Equity | Bank of America Corp | 1,523 |
| AIG UN Equity | American International Group Inc | 1,4 |

| | | |
|---|---|---|
| INTC UQ Equity | Intel Corp | 1,342 |
| WMT UN Equity | Wal-Mart Stores Inc | 1,328 |
| MO UN Equity | Altria Group Inc | 1,317 |
| CVX UN Equity | Chevron Corp | 1,259 |
| PG UN Equity | Procter & Gamble Co | 1,209 |
| IBM UN Equity | International Business Machines Corp | 1,153 |
| JPM UN Equity | JPMorgan Chase & Co | 1,07 |
| CSCO UQ Equity | Cisco Systems Inc | 1,012 |
| AMGN UQ Equity | Amgen Inc | 0,905 |
| WFC UN Equity | Wells Fargo & Co | 0,887 |
| KO UN Equity | Coca-Cola Co/The | 0,875 |
| COP UN Equity | ConocoPhillips | 0,834 |
| PEP UN Equity | PepsiCo Inc | 0,823 |
| VZ UN Equity | Verizon Communications Inc | 0,799 |
| HD UN Equity | Home Depot Inc | 0,769 |
| DELL UQ Equity | Dell Inc | 0,746 |
| TWX UN Equity | Time Warner Inc | 0,746 |
| HPQ UN Equity | Hewlett-Packard Co | 0,705 |
| SBC UN Equity | SBC Communications Inc | 0,695 |
| WB UN Equity | Wachovia Corp | 0,683 |
| UPS UN Equity | United Parcel Service Inc | 0,676 |
| S UN Equity | Sprint Nextel Corp | 0,645 |
| QCOM UQ Equity | Qualcomm Inc | 0,61 |
| MDT UN Equity | Medtronic Inc | 0,608 |
| ABT UN Equity | Abbott Laboratories | 0,604 |
| UNH UN Equity | UnitedHealth Group Inc | 0,595 |
| AXP UN Equity | American Express Co | 0,592 |
| CMCSA UQ Equity | Comcast Corp | 0,584 |
| MRK UN Equity | Merck & Co Inc | 0,561 |
| LLY UN Equity | Eli Lilly & Co | 0,558 |
| WYE UN Equity | Wyeth | 0,537 |
| ORCL UQ Equity | Oracle Corp | 0,528 |
| TYC UN Equity | Tyco International Ltd | 0,52 |
| MOT UN Equity | Motorola Inc | 0,52 |
| MWD UN Equity | Morgan Stanley | 0,51 |
| MER UN Equity | Merrill Lynch & Co Inc | 0,504 |
| MMM UN Equity | 3M Co | 0,504 |
| TXN UN Equity | Texas Instruments Inc | 0,501 |
| VIA/B UN Equity | Viacom Inc | 0,491 |
| USB UN Equity | US Bancorp | 0,482 |
| G UN Equity | Gillette Co/The | 0,472 |
| BA UN Equity | Boeing Co | 0,471 |
| UTX UN Equity | United Technologies Corp | 0,463 |
| GS UN Equity | Goldman Sachs Group Inc | 0,455 |
| LOW UN Equity | Lowe's Cos Inc | 0,453 |
| DIS UN Equity | Walt Disney Co | 0,437 |
| SLB UN Equity | Schlumberger Ltd | 0,433 |
| BMY UN Equity | Bristol-Myers Squibb Co | 0,429 |
| BLS UN Equity | BellSouth Corp | 0,424 |
| FNM UN Equity | Fannie Mae | 0,414 |
| TGT UN Equity | Target Corp | 0,414 |
| NWS/A UN Equity | News Corp | 0,406 |
| EBAY UQ Equity | eBay Inc | 0,406 |
| WAG UN Equity | Walgreen Co | 0,406 |
| WLP UN Equity | WellPoint Inc | 0,4 |
| YHOO UQ Equity | Yahoo! Inc | 0,394 |

| | | |
|---|---|---|
| DOW UN Equity | Dow Chemical Co/The | 0,378 |
| FRE UN Equity | Freddie Mac | 0,366 |
| MCD UN Equity | McDonald's Corp | 0,364 |
| AAPL UQ Equity | Apple Computer Inc | 0,363 |
| DD UN Equity | EI Du Pont de Nemours & Co | 0,354 |
| CAT UN Equity | Caterpillar Inc | 0,354 |
| EXC UN Equity | Exelon Corp | 0,327 |
| WM UN Equity | Washington Mutual Inc | 0,323 |
| MET UN Equity | Metlife Inc | 0,318 |
| ALL UN Equity | Allstate Corp/The | 0,318 |
| BUD UN Equity | Anheuser-Busch Cos Inc | 0,312 |
| PRU UN Equity | Prudential Financial Inc | 0,307 |
| OXY UN Equity | Occidental Petroleum Corp | 0,304 |
| VLO UN Equity | Valero Energy Corp | 0,297 |
| HON UN Equity | Honeywell International Inc | 0,294 |
| FDC UN Equity | First Data Corp | 0,293 |
| HAL UN Equity | Halliburton Co | 0,284 |
| KRB UN Equity | MBNA Corp | 0,28 |
| SGP UN Equity | Schering-Plough Corp | 0,28 |
| LEH UN Equity | Lehman Brothers Holdings Inc | 0,276 |
| EMC UN Equity | EMC Corp/Massachusetts | 0,273 |
| GLW UN Equity | Corning Inc | 0,268 |
| DVN UN Equity | Devon Energy Corp | 0,265 |
| AMAT UQ Equity | Applied Materials Inc | 0,26 |
| BR UN Equity | Burlington Resources Inc | 0,259 |
| KMB UN Equity | Kimberly-Clark Corp | 0,258 |
| STA UN Equity | St Paul Travelers Cos Inc/The | 0,254 |
| EMR UN Equity | Emerson Electric Co | 0,25 |
| CL UN Equity | Colgate-Palmolive Co | 0,244 |
| D UN Equity | Dominion Resources Inc/VA | 0,243 |
| DUK UN Equity | Duke Energy Corp | 0,239 |
| CCL UN Equity | Carnival Corp | 0,233 |
| SO UN Equity | Southern Co/The | 0,232 |
| SYMC UQ Equity | Symantec Corp | 0,232 |
| CAH UN Equity | Cardinal Health Inc | 0,23 |
| LMT UN Equity | Lockheed Martin Corp | 0,223 |
| BAX UN Equity | Baxter International Inc | 0,221 |
| TXU UN Equity | TXU Corp | 0,221 |
| MRO UN Equity | Marathon Oil Corp | 0,218 |
| ADP UN Equity | Automatic Data Processing Inc | 0,216 |
| AT UN Equity | Alltel Corp | 0,214 |
| FDX UN Equity | FedEx Corp | 0,214 |
| STI UN Equity | SunTrust Banks Inc | 0,211 |
| CVS UN Equity | CVS Corp | 0,208 |
| AET UN Equity | Aetna Inc | 0,207 |
| GD UN Equity | General Dynamics Corp | 0,207 |
| BK UN Equity | Bank of New York Co Inc/The | 0,207 |
| APA UN Equity | Apache Corp | 0,207 |
| COF UN Equity | Capital One Financial Corp | 0,206 |
| AA UN Equity | Alcoa Inc | 0,206 |
| GDT UN Equity | Guidant Corp | 0,202 |
| ITW UN Equity | Illinois Tool Works Inc | 0,199 |
| AFL UN Equity | Aflac Inc | 0,199 |
| SLM UN Equity | SLM Corp | 0,199 |
| CMX UN Equity | Caremark Rx Inc | 0,196 |
| BBT UN Equity | BB&T Corp | 0,195 |

| | | |
|---|---|---|
| HIG UN Equity | Hartford Financial Services Group Inc | 0,195 |
| APC UN Equity | Anadarko Petroleum Corp | 0,194 |
| CD UN Equity | Cendant Corp | 0,19 |
| FITB UQ Equity | Fifth Third Bancorp | 0,188 |
| NCC UN Equity | National City Corp | 0,186 |
| HCA UN Equity | HCA Inc | 0,185 |
| COST UQ Equity | Costco Wholesale Corp | 0,183 |
| CFC UN Equity | Countrywide Financial Corp | 0,183 |
| BNI UN Equity | Burlington Northern Santa Fe Corp | 0,182 |
| SYY UN Equity | Sysco Corp | 0,182 |
| GILD UQ Equity | Gilead Sciences Inc | 0,181 |
| NOC UN Equity | Northrop Grumman Corp | 0,179 |
| BBY UN Equity | Best Buy Co Inc | 0,178 |
| BHI UN Equity | Baker Hughes Inc | 0,177 |
| NEM UN Equity | Newmont Mining Corp | 0,174 |
| RIG UN Equity | Transocean Inc | 0,171 |
| PGR UN Equity | Progressive Corp/The | 0,171 |
| SYK UN Equity | Stryker Corp | 0,169 |
| BSX UN Equity | Boston Scientific Corp | 0,166 |
| ERTS UQ Equity | Electronic Arts Inc | 0,166 |
| GM UN Equity | General Motors Corp | 0,165 |
| SBUX UQ Equity | Starbucks Corp | 0,163 |
| F UN Equity | Ford Motor Co | 0,163 |
| GENZ UQ Equity | Genzyme Corp | 0,16 |
| NKE UN Equity | Nike Inc | 0,159 |
| FPL UN Equity | FPL Group Inc | 0,159 |
| MHP UN Equity | McGraw-Hill Cos Inc/The | 0,159 |
| ZMH UN Equity | Zimmer Holdings Inc | 0,158 |
| GCI UN Equity | Gannett Co Inc | 0,157 |
| UNP UN Equity | Union Pacific Corp | 0,156 |
| GDW UN Equity | Golden West Financial Corp | 0,155 |
| FD UN Equity | Federated Department Stores Inc | 0,154 |
| RTN UN Equity | Raytheon Co | 0,154 |
| CB UN Equity | Chubb Corp | 0,153 |
| MON UN Equity | Monsanto Co | 0,152 |
| FE UN Equity | FirstEnergy Corp | 0,152 |
| GIS UN Equity | General Mills Inc | 0,152 |
| STJ UN Equity | St Jude Medical Inc | 0,151 |
| KSS UN Equity | Kohl's Corp | 0,151 |
| CCU UN Equity | Clear Channel Communications Inc | 0,149 |
| SPG UN Equity | Simon Property Group Inc | 0,148 |
| EOG UN Equity | EOG Resources Inc | 0,147 |
| SCH UN Equity | Charles Schwab Corp/The | 0,147 |
| WY UN Equity | Weyerhaeuser Co | 0,146 |
| STT UN Equity | State Street Corp | 0,144 |
| MHS UN Equity | Medco Health Solutions Inc | 0,143 |
| PNC UN Equity | PNC Financial Services Group Inc | 0,143 |
| WMI UN Equity | Waste Management Inc | 0,142 |
| BEN UN Equity | Franklin Resources Inc | 0,142 |
| K UN Equity | Kellogg Co | 0,141 |
| SPLS UQ Equity | Staples Inc | 0,141 |
| PEG UN Equity | Public Service Enterprise Group Inc | 0,139 |
| DE UN Equity | Deere & Co | 0,139 |
| PX UN Equity | Praxair Inc | 0,139 |
| ETR UN Equity | Entergy Corp | 0,139 |
| IP UN Equity | International Paper Co | 0,138 |

| | | |
|---|---|---|
| T UN Equity | AT&T Corp | 0,138 |
| MMC UN Equity | Marsh & McLennan Cos Inc | 0,137 |
| AVP UN Equity | Avon Products Inc | 0,136 |
| FRX UN Equity | Forest Laboratories Inc | 0,136 |
| EIX UN Equity | Edison International | 0,134 |
| CI UN Equity | Cigna Corp | 0,133 |
| CA UN Equity | Computer Associates International Inc | 0,133 |
| KR UN Equity | Kroger Co/The | 0,133 |
| SLE UN Equity | Sara Lee Corp | 0,132 |
| OMC UN Equity | Omnicom Group Inc | 0,132 |
| RF UN Equity | Regions Financial Corp | 0,132 |
| DHR UN Equity | Danaher Corp | 0,132 |
| AEP UN Equity | American Electric Power Co Inc | 0,131 |
| NSC UN Equity | Norfolk Southern Corp | 0,131 |
| LTR UN Equity | Loews Corp | 0,13 |
| HDI UN Equity | Harley-Davidson Inc | 0,129 |
| XTO UN Equity | XTO Energy Inc | 0,128 |
| YUM UN Equity | Yum! Brands Inc | 0,127 |
| MCO UN Equity | Moody's Corp | 0,127 |
| ADM UN Equity | Archer-Daniels-Midland Co | 0,127 |
| MXIM UQ Equity | Maxim Integrated Products Inc | 0,126 |
| ADI UN Equity | Analog Devices Inc | 0,125 |
| A UN Equity | Agilent Technologies Inc | 0,125 |
| PCG UN Equity | PG&E Corp | 0,125 |
| GPS UN Equity | Gap Inc/The | 0,125 |
| BIIB UQ Equity | Biogen Idec Inc | 0,124 |
| LU UN Equity | Lucent Technologies Inc | 0,124 |
| SUNW UQ Equity | Sun Microsystems Inc | 0,123 |
| PFG UN Equity | Principal Financial Group | 0,123 |
| BDX UN Equity | Becton Dickinson & Co | 0,121 |
| IR UN Equity | Ingersoll-Rand Co Ltd | 0,12 |
| EOP UN Equity | Equity Office Properties Trust | 0,12 |
| MEL UN Equity | Mellon Financial Corp | 0,12 |
| KEY UN Equity | Keycorp | 0,12 |
| MCK UN Equity | McKesson Corp | 0,119 |
| BRCM UQ Equity | Broadcom Corp | 0,119 |
| WWY UN Equity | WM Wrigley Jr Co | 0,119 |
| ADBE UQ Equity | Adobe Systems Inc | 0,118 |
| XRX UN Equity | Xerox Corp | 0,118 |
| WMB UN Equity | Williams Cos Inc | 0,118 |
| MAS UN Equity | Masco Corp | 0,117 |
| SHLD UQ Equity | Sears Holdings Corp | 0,117 |
| ACE UN Equity | ACE Ltd | 0,115 |
| APD UN Equity | Air Products & Chemicals Inc | 0,115 |
| JCP UN Equity | JC Penney Co Inc Holding Co | 0,113 |
| FO UN Equity | Fortune Brands Inc | 0,113 |
| HOT UN Equity | Starwood Hotels & Resorts Worldwide Inc | 0,112 |
| HSY UN Equity | Hershey Co/The | 0,111 |
| HET UN Equity | Harrah's Entertainment Inc | 0,111 |
| NFB UN Equity | North Fork Bancorporation Inc | 0,111 |
| MAR UN Equity | Marriott International Inc | 0,11 |
| HNZ UN Equity | HJ Heinz Co | 0,11 |
| APOL UQ Equity | Apollo Group Inc | 0,109 |
| COH UN Equity | Coach Inc | 0,109 |
| PCAR UQ Equity | Paccar Inc | 0,109 |
| PPL UN Equity | PPL Corp | 0,108 |

| | | |
|---|---|---|
| AGN UN Equity | Allergan Inc | 0,107 |
| BSC UN Equity | Bear Stearns Cos Inc/The | 0,106 |
| PAYX UQ Equity | Paychex Inc | 0,106 |
| JCI UN Equity | Johnson Controls Inc | 0,106 |
| BBBY UQ Equity | Bed Bath & Beyond Inc | 0,105 |
| SRE UN Equity | Sempra Energy | 0,104 |
| EDS UN Equity | Electronic Data Systems Corp | 0,104 |
| AHC UN Equity | Amerada Hess Corp | 0,104 |
| ED UN Equity | Consolidated Edison Inc | 0,104 |
| LLTC UQ Equity | Linear Technology Corp | 0,104 |
| CAG UN Equity | ConAgra Foods Inc | 0,104 |
| AEE UN Equity | Ameren Corp | 0,1 |
| SWY UN Equity | Safeway Inc | 0,099 |
| TRB UN Equity | Tribune Co | 0,099 |
| WFT UN Equity | Weatherford International Ltd | 0,099 |
| EQR UN Equity | Equity Residential | 0,098 |
| NOV UN Equity | National Oilwell Varco Inc | 0,098 |
| PGN UN Equity | Progress Energy Inc | 0,097 |
| KMG UN Equity | Kerr-McGee Corp | 0,096 |
| PHM UN Equity | Pulte Homes Inc | 0,096 |
| PD UN Equity | Phelps Dodge Corp | 0,096 |
| CEG UN Equity | Constellation Energy Group Inc | 0,095 |
| PPG UN Equity | PPG Industries Inc | 0,094 |
| KMI UN Equity | Kinder Morgan Inc | 0,093 |
| ITT UN Equity | ITT Industries Inc | 0,092 |
| SUN UN Equity | Sunoco Inc | 0,092 |
| BJS UN Equity | BJ Services Co | 0,092 |
| MTB UN Equity | M&T Bank Corp | 0,092 |
| DHI UN Equity | DR Horton Inc | 0,092 |
| TJX UN Equity | TJX Cos Inc | 0,091 |
| CMA UN Equity | Comerica Inc | 0,091 |
| AOC UN Equity | AON Corp | 0,091 |
| NBR UA Equity | Nabors Industries Ltd | 0,09 |
| LUV UN Equity | Southwest Airlines Co | 0,089 |
| VNO UN Equity | Vornado Realty Trust | 0,089 |
| AES UN Equity | AES Corp/The | 0,088 |
| PBI UN Equity | Pitney Bowes Inc | 0,088 |
| NTRS UQ Equity | Northern Trust Corp | 0,088 |
| FSL/B UN Equity | Freescale Semiconductor Inc | 0,088 |
| KLAC UQ Equity | Kla-Tencor Corp | 0,088 |
| ADSK UQ Equity | Autodesk Inc | 0,087 |
| CPB UN Equity | Campbell Soup Co | 0,087 |
| LLL UN Equity | L-3 Communications Holdings Inc | 0,087 |
| ETN UN Equity | Eaton Corp | 0,087 |
| CIT UN Equity | CIT Group Inc | 0,086 |
| XL UN Equity | XL Capital Ltd | 0,086 |
| XLNX UQ Equity | Xilinx Inc | 0,086 |
| NE UN Equity | Noble Corp | 0,085 |
| CSX UN Equity | CSX Corp | 0,085 |
| TXT UN Equity | Textron Inc | 0,084 |
| RAI UN Equity | Reynolds American Inc | 0,084 |
| ODP UN Equity | Office Depot Inc | 0,084 |
| NUE UN Equity | Nucor Corp | 0,084 |
| ROK UN Equity | Rockwell Automation Inc | 0,084 |
| MI UN Equity | Marshall & Ilsley Corp | 0,083 |
| AMD UN Equity | Advanced Micro Devices Inc | 0,083 |

| | | |
|---|---|---|
| DGX UN Equity | Quest Diagnostics Inc | 0,082 |
| IGT UN Equity | International Game Technology | 0,082 |
| ASO UN Equity | AmSouth Bancorp | 0,082 |
| BMET UQ Equity | Biomet Inc | 0,081 |
| NSM UN Equity | National Semiconductor Corp | 0,081 |
| ABS UN Equity | Albertson's Inc | 0,081 |
| JWN UN Equity | Nordstrom Inc | 0,08 |
| ESRX UQ Equity | Express Scripts Inc | 0,079 |
| LNC UN Equity | Lincoln National Corp | 0,079 |
| SNV UN Equity | Synovus Financial Corp | 0,078 |
| CVH UN Equity | Coventry Health Care Inc | 0,077 |
| CIN UN Equity | Cinergy Corp | 0,077 |
| HLT UN Equity | Hilton Hotels Corp | 0,077 |
| CTX UN Equity | Centex Corp | 0,077 |
| GP UN Equity | Georgia-Pacific Corp | 0,077 |
| CLX UN Equity | Clorox Co | 0,076 |
| FISV UQ Equity | Fiserv Inc | 0,076 |
| COL UN Equity | Rockwell Collins Inc | 0,075 |
| SOV UN Equity | Sovereign Bancorp Inc | 0,075 |
| NTAP UQ Equity | Network Appliance Inc | 0,075 |
| ASN UN Equity | Archstone-Smith Trust | 0,074 |
| PLD UN Equity | Prologis | 0,074 |
| DOV UN Equity | Dover Corp | 0,074 |
| INTU UQ Equity | Intuit Inc | 0,073 |
| ASD UN Equity | American Standard Cos Inc | 0,073 |
| MUR UN Equity | Murphy Oil Corp | 0,073 |
| CSC UN Equity | Computer Sciences Corp | 0,073 |
| MU UN Equity | Micron Technology Inc | 0,072 |
| EP UN Equity | El Paso Corp | 0,072 |
| DTE UN Equity | DTE Energy Co | 0,072 |
| HRB UN Equity | H&R Block Inc | 0,072 |
| PH UN Equity | Parker Hannifin Corp | 0,071 |
| ROH UN Equity | Rohm & Haas Co | 0,071 |
| ABC UN Equity | AmerisourceBergen Corp | 0,071 |
| RRD UN Equity | RR Donnelley & Sons Co | 0,07 |
| GPC UN Equity | Genuine Parts Co | 0,07 |
| XEL UN Equity | Xcel Energy Inc | 0,07 |
| LTD UN Equity | Ltd Brands | 0,07 |
| TROW UQ Equity | T Rowe Price Group Inc | 0,069 |
| HUM UN Equity | Humana Inc | 0,069 |
| FCX UN Equity | Freeport-McMoRan Copper & Gold Inc | 0,069 |
| MBI UN Equity | MBIA Inc | 0,068 |
| LXK UN Equity | Lexmark International Inc | 0,067 |
| FSH UN Equity | Fisher Scientific International Inc | 0,067 |
| MAT UN Equity | Mattel Inc | 0,066 |
| ABK UN Equity | AMBAC Financial Group Inc | 0,066 |
| UVN UN Equity | Univision Communications Inc | 0,066 |
| EK UN Equity | Eastman Kodak Co | 0,065 |
| ALTR UQ Equity | Altera Corp | 0,064 |
| MEDI UQ Equity | Medimmune Inc | 0,064 |
| ECL UN Equity | Ecolab Inc | 0,064 |
| VMC UN Equity | Vulcan Materials Co | 0,063 |
| PCL UN Equity | Plum Creek Timber Co Inc (REIT) | 0,063 |
| PSA UN Equity | Public Storage Inc | 0,062 |
| CINF UQ Equity | Cincinnati Financial Corp | 0,062 |
| BCR UN Equity | CR Bard Inc | 0,062 |

| | | |
|---|---|---|
| CCE UN Equity | Coca-Cola Enterprises Inc | 0,061 |
| JP UN Equity | Jefferson-Pilot Corp | 0,06 |
| BDK UN Equity | Black & Decker Corp | 0,059 |
| SAFC UQ Equity | Safeco Corp | 0,059 |
| ACS UN Equity | Affiliated Computer Services Inc | 0,059 |
| UST UN Equity | UST Inc | 0,059 |
| NI UN Equity | NiSource Inc | 0,058 |
| LH UN Equity | Laboratory Corp of America Holdings | 0,058 |
| CHIR UQ Equity | Chiron Corp | 0,058 |
| KSE UN Equity | KeySpan Corp | 0,058 |
| CBE UN Equity | Cooper Industries Ltd | 0,057 |
| KBH UN Equity | KB Home | 0,057 |
| HSP UN Equity | Hospira Inc | 0,057 |
| Q UN Equity | Qwest Communications International Inc | 0,056 |
| ZION UQ Equity | Zions Bancorporation | 0,056 |
| NWL UN Equity | Newell Rubbermaid Inc | 0,056 |
| AZO UN Equity | Autozone Inc | 0,055 |
| ET UN Equity | E*Trade Financial Corp | 0,054 |
| RX UN Equity | IMS Health Inc | 0,053 |
| VFC UN Equity | VF Corp | 0,053 |
| SFA UN Equity | Scientific-Atlanta Inc | 0,053 |
| NCR UN Equity | NCR Corp | 0,053 |
| CTAS UQ Equity | Cintas Corp | 0,053 |
| MTG UN Equity | MGIC Investment Corp | 0,053 |
| UNM UN Equity | UnumProvident Corp | 0,052 |
| HMA UN Equity | Health Management Associates Inc | 0,051 |
| CBSS UQ Equity | Compass Bancshares Inc | 0,051 |
| DG UN Equity | Dollar General Corp | 0,051 |
| SHW UN Equity | Sherwin-Williams Co/The | 0,051 |
| RHI UN Equity | Robert Half International Inc | 0,05 |
| PBG UN Equity | Pepsi Bottling Group Inc | 0,049 |
| MWV UN Equity | MeadWestvaco Corp | 0,049 |
| NVDA UQ Equity | Nvidia Corp | 0,049 |
| AVY UN Equity | Avery Dennison Corp | 0,049 |
| TMK UN Equity | Torchmark Corp | 0,049 |
| STZ UN Equity | Constellation Brands Inc | 0,049 |
| TIF UN Equity | Tiffany & Co | 0,048 |
| PVN UN Equity | Providian Financial Corp | 0,048 |
| GR UN Equity | Goodrich Corp | 0,048 |
| WEN UN Equity | Wendy's International Inc | 0,048 |
| CMVT UQ Equity | Comverse Technology Inc | 0,048 |
| GWW UN Equity | WW Grainger Inc | 0,048 |
| HBAN UQ Equity | Huntington Bancshares Inc/OH | 0,048 |
| JBL UN Equity | Jabil Circuit Inc | 0,048 |
| BF/B UN Equity | Brown-Forman Corp | 0,048 |
| SEBL UQ Equity | Siebel Systems Inc | 0,048 |
| THC UN Equity | Tenet Healthcare Corp | 0,047 |
| FLR UN Equity | Fluor Corp | 0,047 |
| TAP UN Equity | Molson Coors Brewing Co | 0,046 |
| WHR UN Equity | Whirlpool Corp | 0,046 |
| WAT UN Equity | Waters Corp | 0,046 |
| X UN Equity | United States Steel Corp | 0,045 |
| AYE UN Equity | Allegheny Energy Inc | 0,044 |
| AV UN Equity | Avaya Inc | 0,043 |
| TMO UN Equity | Thermo Electron Corp | 0,043 |
| IPG UN Equity | Interpublic Group of Cos Inc | 0,043 |

| | | |
|---|---|---|
| NYT UN Equity | New York Times Co | 0,042 |
| FHN UN Equity | First Horizon National Corp | 0,042 |
| BMC UN Equity | BMC Software Inc | 0,042 |
| APCC UQ Equity | American Power Conversion Corp | 0,042 |
| CTL UN Equity | CenturyTel Inc | 0,041 |
| AN UN Equity | Autonation Inc | 0,041 |
| CZN UN Equity | Citizens Communications Co | 0,041 |
| ABI UN Equity | Applera Corp - Applied Biosystems Group | 0,041 |
| PNW UN Equity | Pinnacle West Capital Corp | 0,04 |
| LEG UN Equity | Leggett & Platt Inc | 0,04 |
| LIZ UN Equity | Liz Claiborne Inc | 0,039 |
| TSN UN Equity | Tyson Foods Inc | 0,039 |
| EFX UN Equity | Equifax Inc | 0,039 |
| DRI UN Equity | Darden Restaurants Inc | 0,039 |
| TIN UN Equity | Temple-Inland Inc | 0,039 |
| CNP UN Equity | Centerpoint Energy Inc | 0,039 |
| SIAL UQ Equity | Sigma-Aldrich Corp | 0,038 |
| MOLX UQ Equity | Molex Inc | 0,038 |
| CTXS UQ Equity | Citrix Systems Inc | 0,038 |
| TLAB UQ Equity | Tellabs Inc | 0,038 |
| BC UN Equity | Brunswick Corp | 0,038 |
| SVU UN Equity | Supervalu Inc | 0,038 |
| BOL UN Equity | Bausch & Lomb Inc | 0,037 |
| KRI UN Equity | Knight Ridder Inc | 0,037 |
| MKC UN Equity | McCormick & Co Inc | 0,036 |
| BLL UN Equity | Ball Corp | 0,036 |
| SEE UN Equity | Sealed Air Corp | 0,035 |
| ASH UN Equity | Ashland Inc | 0,035 |
| CMI UN Equity | Cummins Inc | 0,035 |
| RDC UN Equity | Rowan Cos Inc | 0,035 |
| MYL UN Equity | Mylan Laboratories Inc | 0,035 |
| LSI UN Equity | LSI Logic Corp | 0,034 |
| SLR UN Equity | Solectron Corp | 0,034 |
| MNST UQ Equity | Monster Worldwide Inc | 0,034 |
| EMN UN Equity | Eastman Chemical Co | 0,034 |
| KG UN Equity | King Pharmaceuticals Inc | 0,034 |
| ACV UN Equity | Alberto-Culver Co | 0,033 |
| AIV UN Equity | Apartment Investment & Management Co | 0,033 |
| CPWR UQ Equity | Compuware Corp | 0,033 |
| TE UN Equity | TECO Energy Inc | 0,033 |
| WPI UN Equity | Watson Pharmaceuticals Inc | 0,032 |
| NVLS UQ Equity | Novellus Systems Inc | 0,032 |
| CMS UN Equity | CMS Energy Corp | 0,032 |
| HAS UN Equity | Hasbro Inc | 0,032 |
| FDO UN Equity | Family Dollar Stores Inc | 0,031 |
| PLL UN Equity | Pall Corp | 0,031 |
| RSH UN Equity | RadioShack Corp | 0,031 |
| SWK UN Equity | Stanley Works/The | 0,031 |
| EC UN Equity | Engelhard Corp | 0,031 |
| JNS UN Equity | Janus Capital Group Inc | 0,03 |
| JNY UN Equity | Jones Apparel Group Inc | 0,03 |
| MERQE UQ Equity | Mercury Interactive Corp | 0,029 |
| TER UN Equity | Teradyne Inc | 0,029 |
| RBK UN Equity | Reebok International Ltd | 0,028 |
| MIL UN Equity | Millipore Corp | 0,028 |
| HCR UN Equity | Manor Care Inc | 0,028 |

| | | |
|---|---|---|
| IFF UN Equity | International Flavors & Fragrances Inc | 0,028 |
| CC UN Equity | Circuit City Stores Inc | 0,027 |
| QLGC UQ Equity | QLogic Corp | 0,027 |
| FII UN Equity | Federated Investors Inc | 0,027 |
| LPX UN Equity | Louisiana-Pacific Corp | 0,026 |
| GT UN Equity | Goodyear Tire & Rubber Co/The | 0,026 |
| JDSU UQ Equity | JDS Uniphase Corp | 0,026 |
| DJ UN Equity | Dow Jones & Co Inc | 0,025 |
| NOVL UQ Equity | Novell Inc | 0,024 |
| BMS UN Equity | Bemis Co | 0,024 |
| PTV UN Equity | Pactiv Corp | 0,024 |
| PKI UN Equity | PerkinElmer Inc | 0,023 |
| ATI UN Equity | Allegheny Technologies Inc | 0,023 |
| SANM UQ Equity | Sanmina-SCI Corp | 0,023 |
| TSG UN Equity | Sabre Holdings Corp | 0,023 |
| ADCT UQ Equity | ADC Telecommunications Inc | 0,022 |
| DPH UN Equity | Delphi Corp | 0,022 |
| SBL UN Equity | Symbol Technologies Inc | 0,022 |
| OMX UN Equity | OfficeMax Inc | 0,021 |
| UIS UN Equity | Unisys Corp | 0,021 |
| NAV UN Equity | Navistar International Corp | 0,02 |
| AW UN Equity | Allied Waste Industries Inc | 0,02 |
| TEK UN Equity | Tektronix Inc | 0,02 |
| MDP UN Equity | Meredith Corp | 0,02 |
| R UN Equity | Ryder System Inc | 0,019 |
| CVG UN Equity | Convergys Corp | 0,018 |
| SNA UN Equity | Snap-On Inc | 0,018 |
| DCN UN Equity | Dana Corp | 0,017 |
| CPN UN Equity | Calpine Corp | 0,017 |
| GAS UN Equity | Nicor Inc | 0,016 |
| ANDW UQ Equity | Andrew Corp | 0,016 |
| PMTC UQ Equity | Parametric Technology Corp | 0,016 |
| PMCS UQ Equity | PMC - Sierra Inc | 0,014 |
| DDS UN Equity | Dillard's Inc | 0,014 |
| PGL UN Equity | Peoples Energy Corp | 0,014 |
| DYN UN Equity | Dynegy Inc | 0,014 |
| MYG UN Equity | Maytag Corp | 0,013 |
| HPC UN Equity | Hercules Inc | 0,012 |
| VC UN Equity | Visteon Corp | 0,012 |
| BLI UN Equity | Big Lots Inc | 0,011 |
| CIEN UQ Equity | Ciena Corp | 0,011 |
| CTB UN Equity | Cooper Tire & Rubber Co | 0,009 |
| AMCC UQ Equity | Applied Micro Circuits Corp | 0,008 |
| GTW UN Equity | Gateway Inc | 0,007 |

*Index price development* ***(source: Bloomberg data system as of July 14, 2006)***

| | Low | High |
|---|---|---|
| 2003 | 800.73 | 1,111.92 |
| 2004 | 1,063.23 | 1,213.55 |
| 2005 | 1,137.50 | 1,272.74 |
| January 2006 | 1,261.49 | 1,294.18 |
| February 2006 | 1,254.78 | 1,294.12 |
| March 2006 | 1,272.23 | 1,307.25 |
| April 2006 | 1,285.33 | 1,311.56 |
| May 2006 | 1,256.58 | 1,325.76 |

| June 2006 | 1,223.69 | 1,288.22 |
|---|---|---|

As of July 14, 2006 the closing level of the Index was 1,236.20

**Disclaimer FROM Standard & Poor's**

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## 9. INFORMATION RELATING TO THE INDEX(3)

*The information contained in the Final Terms with respect to the Index(3) consists of extracts from Bloomberg Data Base. The Issuer accepts responsibility for the accuracy of such extraction or summarisation but accepts no further or other responsibility of such information.*

***Description***

Unless otherwise stated, all information herein relating to the Nikkei 225 has been derived from publicly available sources. Such information reflects the policies of Nihon Keizai Shimbun, Inc. ("**Nikkei**") as of the date hereof as stated in such sources; such policies are subject to change at the discretion of Nikkei.

The Nikkei 225 is a stock index calculated, published and disseminated by Nikkei that measures the composite price performance of selected Japanese stocks. The Nikkei 225 is currently based on 225 underlying stocks listed in the First Section on the Tokyo Stock Exchange ("**TSE**") representing a broad cross-section of Japanese industries. Stocks listed in the First Section are among the most actively traded stocks on the TSE.
While Nikkei currently employs the following methodology to calculate the Nikkei 225, no assurance can be given that Nikkei will not modify or change such methodology in a manner that may affect the Index-Linked Interest Amounts or any other amount payable in respect of the Notes.

The Nikkei 225 is a modified, price-weighted index (*i.e.*, an underlying stock's weight in the index is based on its price per share rather than the total market capitalisation of the issuer) which is calculated by (i) multiplying the per share price of each underlying stock by the corresponding multiplier for such underlying stock (a "**Multiplier**"), (ii) calculating the sum of all these products and (iii) dividing such sum by a divisor (the "**Divisor**"). The Divisor, initially set in 1949 at 225, was 21.987 as of July 9, 2002 and is subject to adjustments as set forth below. Each Multiplier is computed by dividing yen 50 by the par value of the relevant underlying stock, so that the share price of each underlying stock when multiplied by its Multiplier corresponds to a share price based on a uniform par value of yen 50. The

par value stock system was abolished with effect as of October 1, 2001. With effect from such date presumed par values determined by Nikkei are used in the computation of each Multiplier. The presumed par value of each underlying stock in use as of September 30, 2001 was set at the par value of such stock as of such date. The stock prices used in the calculation of the Nikkei 225 are those reported by the TSE. The level of the Nikkei 225 is calculated once per minute during TSE trading hours.

In order to maintain continuity in the level of the Nikkei 225 in the event of certain changes due to non-market factors affecting the underlying stocks, such as the addition or deletion of underlying stocks, substitution of stocks, stock dividends or stock splits, the Divisor used in calculating the Nikkei 225 is adjusted in order that the level of the Nikkei 225 is not altered in an uncoordinated way and thereby lacks continuity. Thereafter, the Divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of such change affecting any underlying stock, the Divisor is adjusted in such a way that the sum of all share prices immediately after such change multiplied by the applicable Multiplier and divided by the new Divisor (*i.e.*, the level of the Nikkei 225 immediately after such change) will equal the level of the Nikkei 225 immediately prior to the change.

Underlying stocks may be deleted or added by Nikkei. The underlying stocks shall be, in general, reconsidered once a year, on the first business day of October, pursuant to the periodic reconsideration standard set up by Nikkei (a new standard for selecting stocks for "Nikkei Stock Average" was published on April 15, 2000 and partial revisions to such standard were announced on December 18, 2000 and became effective on March 1, 2001). There is no upper limit to the number of stocks to be replaced under the periodic reconsideration. Further, other than the periodic reconsideration, any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the underlying stocks: (i) bankruptcy of the issuer, (ii) merger of the issuer with, or acquisition of the issuer by, another company, (iii) delisting of such stock, (iv) transfer of such stock to the "Seiri-Post" because of excess debt of the issuer or because of any other reason or (v) transfer of such stock to the Second Section. Any underlying stock which is transferred to the "Kanri-Post" because of the high likelihood that it will become delisted or because it is undergoing an inspection of the application for delisting is in principle a candidate for deletion; however, the actual deletion of such stock will be decided after taking into account the possibility of continuance of business of the issuer or the likelihood of delisting, etc. Upon deletion of a stock from the underlying stocks, Nikkei will select a suitable replacement for such deleted underlying stock in accordance with certain criteria. As a general rule, in each case, the number of stocks to be deleted from and the number of replacement stocks to be added to the underlying stocks shall be the same and such replacement will be made on the same day to maintain the number of the underlying stocks at 225. However, under special circumstances the Nikkei 225 may be calculated with less than 225 underlying stocks for a limited period of time between the deletion of a stock and the addition of a replacement stock. During this period the continuity in the index value of the Nikkei 225 will be maintained by adjusting the Divisor each time upon addition, deletion or substitution of the underlying stock(s).

**The Tokyo Stock Exchange**

The TSE is one of the world's largest securities exchanges in terms of market capitalisation. The TSE is a two-way, continuous, pure auction market. Trading hours are currently from 9:00 A.M. to 11:00 A.M. and from 12:30 P.M. to 3:00 P.M., Tokyo time, Monday through Friday.

The TSE has adopted certain measures intended to prevent any extreme short-term price fluctuations resulting from order imbalances. These include daily price floors and ceilings intended to prevent extreme fluctuations in individual stock prices. In general, any stocks listed on the TSE cannot be traded at a price outside of these limits, which are stated in terms of absolute amounts of Japanese yen, and not percentage, changes from the closing price of the stock on the previous day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a "special bid quote" or a "special asked quote" for that stock at a specified higher or lower price level than the stock's last sale price in

order to solicit counter orders and balance supply and demand for stock. Investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances including, for example, unusual trading activity in that stock. As a result, variations in the Nikkei 225 may be limited by price limitations, or by suspension of trading, on individual stocks which comprise the Nikkei 225 which may, in turn, adversely affect the value of the Notes under certain circumstances.

**Dissemination method**

*(Source : Nihon Keizai Shimbun, Inc.)*

Characteristics

The Nikkei Stock Average (Stock Average) is one of Japan's major stock market indices because of its eminence and over forty year history. Nihon Keizai Shimbun, Inc. has been calculating and announcing the Index from 1970. Since October 1, 1985, the Index has been calculated every minute.

1. a long history of continuity

The present calculation method was developed in September 1950. It has been continually quoted since May 1949 and is Japan's oldest continually quoted stock index.

The Nikkei Stock Average is an average price adjusted by the Dow method, which is suitable for monitoring the level of the market and its changes.

2. a highly representative calculation

The 225 component stocks are the most actively traded issues of the TSE First Section. Therefore, it reflects, up to the moment market trends. Since October 1991, the constituent stocks are reviewed and low liquidity shares are replaced by higher liquidity shares.

**II. Deletion & Addition Rules**

Since October 1, 1991, the constituent shares are reviewed in accordance with the following rules once a year.

1. the Index constituents

The Nikkei Stock average is calculated from the prices of 225 TSE First Section stocks selected to represent the overall performances of the market. Emphasis is thereby placed on maintaining its historical continuity over a long period of time while keeping it composed of stocks with higher market liquidity.

2. High liquidity Group

Stocks with relatively high market liquidity are selected from the TSE First Section listing and sorted as the «high liquidity group ». The market liquidity of each stock is measured by the issue's trading volume and its price fluctuation per trading volume for the past ten years. The stocks ranking among the first half of the TSE First Section in terms of a combinaison of these two barometers form the high liquidity group.

3. Standards for Deletion

a. Any constituent stock shall be deleted from the Average should it become unauthorised to de traded on the TSE First Section for any of the following reasons :

- Bankruptcy
- merger or acquisition by another company
- delisting or moving to « Seiri-Post » due to excessive debt, etc.
- moving to the Second Section



37

b. Constituent stocks having relatively low market liquidity on the TSE First (i. e. those not belonging to the high liquidity group) may be deleted. Such cases shall be limited to a maximum of 3 % of the whole Average constituents, 6 of them, per year.

4. Standards for Addition

If one or more of the constituent stocks are deleted from the Average, the resulting vacancies shall be filled with the corresponding number of non-constituents which have been selected as addition candidates in accordance with the following procedure.

a. Selection of Priority Industries

Firstly, each industry's distribution in the high liquidity group is identified and the ideal number of Average constituents from each industry is determined in proportion to the number of stocks that industry has in the high liquidity group. Then, by reference to the ideal and actual numbers of the Average constituents from the industry, its shortage ratio is calculated. The industry classification used here is as defined by Nikkei (36 sectors).

Ideal number of constituents from the Industry A :

$$= \frac{B}{C/2} * 225$$

Shortage ratio :

$$= \frac{A-D}{D} * 100$$

Where :

B is the number of stocks the industry has in the hugh liquidity group
C is the total number of stocks listed on the TSE First Section
D is the actual number of Average constituents from the industry

b. Selection of Addition Candidates from Priority Industries

Addition candidates are selected from each priority in order of market liquidity

c. Restrictions for Addition Candidates

Notwithstanding the above, stocks may in principle not be adopted as addition candidates if they, at the time of selection :

have been listed on the TSE First Selection for less than 3 years, or
have less than 60 million shares outstanding (the number of outstanding shares of stocks with par value other than 50 yen is calculated after converting to a 50 yen par value basis).

d. Exceptions



38

If a stock newly listed by the TSE on its First Section as an exceptional case can be deemed representative of the overall performance of the market, such stock may replace an average constituent having lower market liquidity.

5. Determination and Announcement of the Changes

Deletion/addition stocks are determined and announced by Nihon Keizai Shimbun, Inc. after consulting scholars, market experts, etc.

## III. Calculation Method

The Nikkei Stock Average is an average price of 225 stocks traded on the TSE First Section. However, it is different from a simple average in that the divisor is adjusted to maintain continuity.

1. Computation Formula

$$\text{Nikkei average} = \frac{\text{Sum of stock prices of 225 constituents}}{\text{Divisor}}$$

Stocks that do not have a par value of 50 yen are converted to 50 yen par value.
Three decimal figures are rounded to two in the calculation of the average.
Priority in the usage of prices are :

current special quotation (closing special quotation)
current price
standard price which is defined as follows : the theoretical price of ex-rights, a special quotation on the previous day or closing price of the previous day in this order of priority.

2. Adjustment of divisors

When there is a non-market change in the price of the constituents or the constituents are changed, the divisor is adjusted so that the Index level does not change after this event.

a. in the case of ex-rights

the new divisor

$$\frac{\text{Old divisor} * (\text{sum of stock prices with rights} - \text{sum of rights prices})}{\text{sum of stock prices with rights}}$$

Where :

Rights prices = last cum stock price - theoretical value of ex rights

Theoretical value of ex rights =

$$\frac{\text{last cum stock price} + \text{paid in amount} * \text{paid in allotment ratio}}{\text{paid in allotment ratio} + \text{split allotment ratio}}$$

b. in the case of capital decrease

Theoretical value of ex rights = $\frac{\text{last cum stock price}}{}$



39

I - ratio of capital decrease

c. in the case of constituent replacement

Rights price = Price of deleted constituents - Price of added constituents

3. Magnification

$$\text{Adjusted magnification} = \frac{225}{\text{divisor}}$$

$$\text{Adjusted magnification} = \frac{\text{adjusted average}}{\text{arithmetic average}}$$

$$= \frac{\text{sum of stock prices}}{\text{divisor}} \qquad \frac{\text{sum of stock prices}}{225}$$

$$= \frac{225}{\text{divisor}}$$

***Index components** (source: Bloomberg data system as of September 15, 2005)*

| Bloomberg Code | Long Name Company | Weightings in % |
|---|---|---|
| 6857 JT Equity | Advantest Corp | 2,886 |
| 9983 JT Equity | Fast Retailing Co Ltd | 2,727 |
| 6954 JT Equity | Fanuc Ltd | 2,664 |
| 6762 JT Equity | TDK Corp | 2,661 |
| 6971 JT Equity | Kyocera Corp | 2,487 |
| 8035 JT Equity | Tokyo Electron Ltd | 2,008 |
| 4502 JT Equity | Takeda Pharmaceutical Co Ltd | 1,977 |
| 9433 JT Equity | KDDI Corp | 1,958 |
| 7267 JT Equity | Honda Motor Co Ltd | 1,913 |
| 7751 JT Equity | Canon Inc | 1,84 |
| 9984 JT Equity | Softbank Corp | 1,837 |
| 9735 JT Equity | Secom Co Ltd | 1,726 |
| 9737 JT Equity | CSK Corp | 1,606 |
| 4063 JT Equity | Shin-Etsu Chemical Co Ltd | 1,511 |
| 7203 JT Equity | Toyota Motor Corp | 1,505 |
| 4523 JT Equity | Eisai Co Ltd | 1,441 |
| 8253 JT Equity | Credit Saison Co Ltd | 1,4 |
| 9613 JT Equity | NTT Data Corp | 1,349 |
| 4503 JT Equity | Astellas Pharma Inc | 1,286 |
| 6758 JT Equity | Sony Corp | 1,27 |
| 4704 JT Equity | Trend Micro Inc | 1,239 |
| 3382 JT Equity | Seven & I Holdings Co Ltd | 1,188 |
| 4901 JT Equity | Fuji Photo Film Co Ltd | 1,178 |
| 4543 JT Equity | Terumo Corp | 1,077 |
| 4324 JT Equity | Dentsu Inc | 0,995 |
| 6902 JT Equity | Denso Corp | 0,95 |
| 6367 JT Equity | Daikin Industries Ltd | 0,928 |
| 4452 JT Equity | Kao Corp | 0,866 |
| 4505 JT Equity | Daiichi Pharmaceutical Co Ltd | 0,824 |
| 9766 JT Equity | Konami Corp | 0,822 |
| 7733 JT Equity | Olympus Corp | 0,727 |
| 5108 JT Equity | Bridgestone Corp | 0,727 |
| 4501 JT Equity | Sankyo Co Ltd | 0,713 |



40

| | | |
|---|---|---|
| 4519 JT Equity | Chugai Pharmaceutical Co Ltd | 0,706 |
| 8267 JT Equity | Aeon Co Ltd | 0,681 |
| 6366 JT Equity | Chiyoda Corp | 0,627 |
| 7269 JT Equity | Suzuki Motor Corp | 0,621 |
| 8058 JT Equity | Mitsubishi Corp | 0,62 |
| 7951 JT Equity | Yamaha Corp | 0,604 |
| 6752 JT Equity | Matsushita Electric Industrial Co Ltd | 0,597 |
| 8252 JT Equity | Marui Co Ltd | 0,592 |
| 7912 JT Equity | Dai Nippon Printing Co Ltd | 0,571 |
| 7752 JT Equity | Ricoh Co Ltd | 0,57 |
| 1963 JT Equity | JGC Corp | 0,564 |
| 6770 JT Equity | Alps Electric Co Ltd | 0,561 |
| 9064 JT Equity | Yamato Transport Co Ltd | 0,553 |
| 6773 JT Equity | Pioneer Corp | 0,549 |
| 8238 JT Equity | Isetan Co Ltd | 0,543 |
| 5901 JT Equity | Toyo Seikan Kaisha Ltd | 0,537 |
| 8766 JT Equity | Millea Holdings Inc | 0,535 |
| 6952 JT Equity | Casio Computer Co Ltd | 0,523 |
| 6753 JT Equity | Sharp Corp | 0,521 |
| 8801 JT Equity | Mitsui Fudosan Co Ltd | 0,513 |
| 4911 JT Equity | Shiseido Co Ltd | 0,509 |
| 6473 JT Equity | Koyo Seiko Co Ltd | 0,508 |
| 2914 JT Equity | Japan Tobacco Inc | 0,5 |
| 8830 JT Equity | Sumitomo Realty & Development Co Ltd | 0,497 |
| 8604 JT Equity | Nomura Holdings Inc | 0,489 |
| 6841 JT Equity | Yokogawa Electric Corp | 0,48 |
| 4507 JT Equity | Shionogi & Co Ltd | 0,471 |
| 7731 JT Equity | Nikon Corp | 0,466 |
| 8802 JT Equity | Mitsubishi Estate Co Ltd | 0,464 |
| 1925 JT Equity | Daiwa House Industry Co Ltd | 0,453 |
| 4021 JT Equity | Nissan Chemical Industries Ltd | 0,45 |
| 8755 JT Equity | Sompo Japan Insurance Inc | 0,448 |
| 5802 JT Equity | Sumitomo Electric Industries Ltd | 0,446 |
| 2502 JT Equity | Asahi Breweries Ltd | 0,44 |
| 5002 JT Equity | Showa Shell Sekiyu KK | 0,44 |
| 6301 JT Equity | Komatsu Ltd | 0,434 |
| 4506 JT Equity | Dainippon Pharmaceutical Co Ltd | 0,428 |
| 1928 JT Equity | Sekisui House Ltd | 0,425 |
| 6976 JT Equity | Taiyo Yuden Co Ltd | 0,419 |
| 5333 JT Equity | NGK Insulators Ltd | 0,418 |
| 8233 JT Equity | Takashimaya Co Ltd | 0,416 |
| 8309 JT Equity | Mitsui Trust Holdings Inc | 0,408 |
| 9301 JT Equity | Mitsubishi Logistics Corp | 0,404 |
| 8752 JT Equity | Mitsui Sumitomo Insurance Co Ltd | 0,404 |
| 2282 JT Equity | Nippon Meat Packers Inc | 0,398 |
| 1721 JT Equity | COMSYS Holdings Corp | 0,397 |
| 2002 JT Equity | Nisshin Seifun Group Inc | 0,393 |
| 8031 JT Equity | Mitsui & Co Ltd | 0,383 |
| 7201 JT Equity | Nissan Motor Co Ltd | 0,381 |
| 5201 JT Equity | Asahi Glass Co Ltd | 0,378 |
| 2802 JT Equity | Ajinomoto Co Inc | 0,375 |
| 8306 JT Equity | Mitsubishi Tokyo Financial Group Inc | 0,374 |



41

| | | |
|---|---|---|
| 7911 JT Equity | Toppan Printing Co Ltd | 0,372 |
| 6767 JT Equity | Mitsumi Electric Co Ltd | 0,368 |
| 2503 JT Equity | Kirin Brewery Co Ltd | 0,36 |
| 4902 JT Equity | Konica Minolta Holdings Inc | 0,349 |
| 2801 JT Equity | Kikkoman Corp | 0,348 |
| 6991 JT Equity | Matsushita Electric Works Ltd | 0,339 |
| 8053 JT Equity | Sumitomo Corp | 0,338 |
| 8355 JT Equity | Shizuoka Bank Ltd/The | 0,328 |
| 3405 JT Equity | Kuraray Co Ltd | 0,304 |
| 8316 JT Equity | Sumitomo Mitsui Financial Group Inc | 0,299 |
| 1601 JT Equity | Teikoku Oil Co Ltd | 0,296 |
| 3105 JT Equity | Nisshinbo Industries Inc | 0,29 |
| 5332 JT Equity | Toto Ltd | 0,287 |
| 5713 JT Equity | Sumitomo Metal Mining Co Ltd | 0,287 |
| 5001 JT Equity | Nippon Oil Corp | 0,286 |
| 5714 JT Equity | Dowa Mining Co Ltd | 0,282 |
| 7762 JT Equity | Citizen Watch Co Ltd | 0,282 |
| 6103 JT Equity | Okuma Corp | 0,272 |
| 9104 JT Equity | Mitsui OSK Lines Ltd | 0,268 |
| 4272 JT Equity | Nippon Kayaku Co Ltd | 0,263 |
| 8583 JT Equity | Nippon Shinpan Co Ltd | 0,261 |
| 8331 JT Equity | Chiba Bank Ltd/The | 0,259 |
| 5016 JT Equity | Nippon Mining Holdings Inc | 0,258 |
| 4151 JT Equity | Kyowa Hakko Kogyo Co Ltd | 0,257 |
| 8601 JT Equity | Daiwa Securities Group Inc | 0,251 |
| 8403 JT Equity | Sumitomo Trust & Banking Co Ltd/The | 0,246 |
| 6326 JT Equity | Kubota Corp | 0,238 |
| 6702 JT Equity | Fujitsu Ltd | 0,236 |
| 9107 JT Equity | Kawasaki Kisen Kaisha Ltd | 0,236 |
| 1802 JT Equity | Obayashi Corp | 0,234 |
| 8332 JT Equity | Bank of Yokohama Ltd/The | 0,234 |
| 8307 JT Equity | UFJ Holdings Inc | 0,228 |
| 2531 JT Equity | Takara Holdings Inc | 0,228 |
| 7205 JT Equity | Hino Motors Ltd | 0,227 |
| 6501 JT Equity | Hitachi Ltd | 0,225 |
| 9101 JT Equity | Nippon Yusen KK | 0,224 |
| 8001 JT Equity | Itochu Corp | 0,218 |
| 4183 JT Equity | Mitsui Chemicals Inc | 0,215 |
| 2602 JT Equity | Nisshin Oillio Group Ltd/The | 0,213 |
| 5803 JT Equity | Fujikura Ltd | 0,211 |
| 1803 JT Equity | Shimizu Corp | 0,21 |
| 6472 JT Equity | NTN Corp | 0,208 |
| 9605 JT Equity | Toei Co Ltd | 0,206 |
| 4005 JT Equity | Sumitomo Chemical Co Ltd | 0,205 |
| 8411 JT Equity | Mizuho Financial Group Inc | 0,203 |
| 9008 JT Equity | Keio Corp | 0,202 |
| 6503 JT Equity | Mitsubishi Electric Corp | 0,201 |
| 6302 JT Equity | Sumitomo Heavy Industries Ltd | 0,199 |
| 3865 JT Equity | Hokuetsu Paper Mills Ltd | 0,198 |
| 6701 JT Equity | NEC Corp | 0,195 |
| 3861 JT Equity | OJI Paper Co Ltd | 0,194 |
| 9020 JT Equity | East Japan Railway Co | 0,194 |
| 9007 JT Equity | Odakyu Electric Railway Co Ltd | 0,192 |



42

| | | |
|---|---|---|
| 2261 JT Equity | Meiji Dairies Corp | 0,192 |
| 8603 JT Equity | Nikko Cordial Corp | 0,191 |
| 3401 JT Equity | Teijin Ltd | 0,189 |
| 6471 JT Equity | NSK Ltd | 0,188 |
| 5706 JT Equity | Mitsui Mining & Smelting Co Ltd | 0,188 |
| 9681 JT Equity | Tokyo Dome Corp | 0,187 |
| 9009 JT Equity | Keisei Electric Railway Co Ltd | 0,186 |
| 9005 JT Equity | Tokyu Corp | 0,18 |
| 2202 JT Equity | Meiji Seika Kaisha Ltd | 0,177 |
| 3407 JT Equity | Asahi Kasei Corp | 0,176 |
| 3402 JT Equity | Toray Industries Inc | 0,176 |
| 5801 JT Equity | Furukawa Electric Co Ltd | 0,174 |
| 8803 JT Equity | Heiwa Real Estate Co Ltd | 0,173 |
| 2501 JT Equity | Sapporo Holdings Ltd | 0,17 |
| 9062 JT Equity | Nippon Express Co Ltd | 0,169 |
| 4045 JT Equity | Toagosei Co Ltd | 0,168 |
| 9432 JT Equity | Nippon Telegraph & Telephone Corp | 0,165 |
| 5202 JT Equity | Nippon Sheet Glass Co Ltd | 0,164 |
| 2779 JT Equity | Mitsukoshi Ltd | 0,163 |
| 5101 JT Equity | Yokohama Rubber Co Ltd/The | 0,162 |
| 7270 JT Equity | Fuji Heavy Industries Ltd | 0,159 |
| 5301 JT Equity | Tokai Carbon Co Ltd | 0,159 |
| 3404 JT Equity | Mitsubishi Rayon Co Ltd | 0,155 |
| 2001 JT Equity | Nippon Flour Mills Co Ltd | 0,154 |
| 1812 JT Equity | Kajima Corp | 0,151 |
| 6479 JT Equity | Minebea Co Ltd | 0,15 |
| 6502 JT Equity | Toshiba Corp | 0,148 |
| 2871 JT Equity | Nichirei Corp | 0,148 |
| 1861 JT Equity | Kumagai Gumi Co Ltd | 0,147 |
| 8002 JT Equity | Marubeni Corp | 0,147 |
| 9001 JT Equity | Tobu Railway Co Ltd | 0,141 |
| 7261 JT Equity | Mazda Motor Corp | 0,141 |
| 4042 JT Equity | Tosoh Corp | 0,14 |
| 6361 JT Equity | Ebara Corp | 0,138 |
| 6504 JT Equity | Fuji Electric Holdings Co Ltd | 0,138 |
| 1801 JT Equity | Taisei Corp | 0,137 |
| 9531 JT Equity | Tokyo Gas Co Ltd | 0,137 |
| 5707 JT Equity | Toho Zinc Co Ltd | 0,136 |
| 3893 JT Equity | Nippon Paper Group Inc | 0,136 |
| 4061 JT Equity | Denki Kagaku Kogyo K K | 0,135 |
| 7231 JT Equity | Topy Industries Ltd | 0,131 |
| 9021 JT Equity | West Japan Railway Co | 0,128 |
| 5233 JT Equity | Taiheiyo Cement Corp | 0,126 |
| 1332 JT Equity | Nippon Suisan Kaisha Ltd | 0,126 |
| 5631 JT Equity | Japan Steel Works Ltd/The | 0,125 |
| 6703 JT Equity | Oki Electric Industry Co Ltd | 0,125 |
| 8606 JT Equity | Shinko Securities Co Ltd | 0,122 |
| 7202 JT Equity | Isuzu Motors Ltd | 0,117 |
| 9202 JT Equity | All Nippon Airways Co Ltd | 0,116 |
| 9532 JT Equity | Osaka Gas Co Ltd | 0,114 |
| 4010 JT Equity | Mitsubishi Chemical Corp | 0,113 |
| 4041 JT Equity | Nippon Soda Co Ltd | 0,113 |
| 5711 JT Equity | Mitsubishi Materials Corp | 0,112 |
| 5401 JT Equity | Nippon Steel Corp | 0,111 |



43

| | | |
|---|---|---|
| 7011 JT Equity | Mitsubishi Heavy Industries Ltd | 0,111 |
| 4004 JT Equity | Showa Denko KK | 0,106 |
| 5232 JT Equity | Sumitomo Osaka Cement Co Ltd | 0,105 |
| 5411 JT Equity | JFE Holdings Inc | 0,104 |
| 2201 JT Equity | Morinaga & Co Ltd | 0,099 |
| 6764 JT Equity | Sanyo Electric Co Ltd | 0,099 |
| 9205 JT Equity | Japan Airlines Corp | 0,099 |
| 5405 JT Equity | Sumitomo Metal Industries Ltd | 0,095 |
| 5406 JT Equity | Kobe Steel Ltd | 0,092 |
| 6508 JT Equity | Meidensha Corp | 0,091 |
| 5701 JT Equity | Nippon Light Metal Co Ltd | 0,09 |
| 9501 JT Equity | Tokyo Electric Power Co Inc/The | 0,088 |
| 9502 JT Equity | Chubu Electric Power Co Inc | 0,087 |
| 4208 JT Equity | Ube Industries Ltd/Japan | 0,086 |
| 3101 JT Equity | Toyobo Co Ltd | 0,084 |
| 3110 JT Equity | Nitto Boseki Co Ltd | 0,084 |
| 4689 JT Equity | Yahoo! Japan Corp | 0,081 |
| 7012 JT Equity | Kawasaki Heavy Industries Ltd | 0,081 |
| 9503 JT Equity | Kansai Electric Power Co Inc/The | 0,077 |
| 7003 JT Equity | Mitsui Engineering & Shipbuilding Co Ltd | 0,075 |
| 8308 JT Equity | Resona Holdings Inc | 0,075 |
| 6674 JT Equity | GS Yuasa Corp | 0,07 |
| 6796 JT Equity | Clarion Co Ltd | 0,065 |
| 5715 JT Equity | Furukawa Co Ltd | 0,065 |
| 7211 JT Equity | Mitsubishi Motors Corp | 0,062 |
| 8404 JT Equity | Mizuho Trust & Banking Co Ltd | 0,062 |
| 9437 JT Equity | NTT DoCoMo Inc | 0,06 |
| 7013 JT Equity | Ishikawajima-Harima Heavy Industries Co | 0,059 |
| 8003 JT Equity | Tomen Corp | 0,057 |
| 7004 JT Equity | Hitachi Zosen Corp | 0,055 |
| 3103 JT Equity | Unitika Ltd | 0,053 |
| 3864 JT Equity | Mitsubishi Paper Mills Ltd | 0,051 |
| 2768 JT Equity | Sojitz Holdings Corp | 0,018 |

*Index price development* ***(source: Bloomberg data system as of July 14, 2006)***

| | Low | High |
|---|---|---|
| 2003 | 7,607.88 | 11,161.71 |
| 2004 | 10,365.40 | 12,163.89 |
| 2005 | 10,825.39 | 16,344.20 |
| January 2006 | 15,341.18 | 16,649.82 |
| February 2006 | 15,437.93 | 16,747.76 |
| March 2006 | 15,627.49 | 17,059.66 |
| April 2006 | 16,906.23 | 17,563.37 |
| May 2006 | 15,467.33 | 17,291.67 |
| June 2006 | 14,218.60 | 15,789.31 |

As of July 14, 2006 the closing level of the Index was 14,845.24.

**Disclaimer relating to the Nikkei 225**



44

The $Index_{(3)}$ Sponsor is under no obligation to continue the calculation and dissemination of the Index. The Notes are not sponsored, endorsed, sold or promoted by the $Index_{(3)}$ Sponsor. No inference should be drawn from the information contained in these Final Terms that the $Index_{(3)}$ Sponsor makes any representation or warranty, implied or express, to the Issuer, the Noteholders or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Index to track general stock market performance. The $Index_{(3)}$ Sponsor has no obligation to take the needs of the Issuer or the Noteholders into consideration in determining, composing or calculating the Index. The $Index_{(3)}$ Sponsor is not responsible for, and has not participated in the determination of, the timing of, prices for, or quantities of, the Notes to be issued or in the determination or calculation of the equation by which the Final Redemption or any other amount payable with respect to the Notes is set. The $Index_{(3)}$ Sponsor has no obligation or liability in connection with the administration, marketing or trading of the Notes.

The $Index_{(3)}$ Sponsor and the Issuer have entered into a license agreement providing for a license, in exchange for a fee, of certain trade and service marks with respect to indices owned and published by the $Index_{(3)}$ Sponsor in connection with the issuance of the Notes. The use of and reference to the Index in connection with the Notes have been consented to by the $Index_{(3)}$ Sponsor, the publisher of the $Index_{(3)}$.

None of the Issuer, the Calculation Agent, or any Agent accepts any responsibility for the calculation, maintenance or publication of the $Index_{(3)}$ or any successor index. The $Index_{(3)}$ Sponsor disclaims all responsibility for any errors or omissions in the calculation and dissemination of the $Index_{(3)}$ or the manner in which such index is applied in determining the Final Redemption Amount or any other amount payable in respect of the Notes.



45

**Crédit Agricole S.A.**
**File No. 82-34771**

Exhibit 2.1

Press releases issued by Crédit Agricole

Through July 31, 2006

Please see attached.

# Appointments at CAAM

**Paris, 3 july 2006**

Christophe Lemarié has been appointed Head of Equity Investment, Asset Allocation and Arbitrage at Crédit Agricole Asset Management (CAAM).

Marco Piersimoni and Patrick de Fraguier have been respectively appointed Head of Strategy and Deputy Head of Strategy at Cı Agricole Asset Management.

**Christophe Lemarié** Head of Equity Investment, Asset Allocation and Arbitrage at Crédit Agricole Asset Management.

*Prior to taking on his new responsibilities, Christophe Lemarié was head of marketing at Crédit Agricole Asset Management, a pc that he already held at Crédit Lyonnais Asset Management (CLAM) from 2002 onwards. In 2000, he was promoted from financia engineer to joint head of the financial engineering team at CLAM. Christophe began his career in 1995 as a credit analyst at Créc Lyonnais Americas in New York.*

*Born in 1969, Christophe Lemarié is a graduate of the Ecole Polytechnique in Paris, and has an engineering degree from the Ecc Nationale Supérieure des Télécommunications.*

**Marco Piersimoni** Head of Strategy at Crédit Agricole Asset Management.

*Prior to this appointment, between 2003 and 2006, Marco Piersimoni was responsible for strategy at CAAM SGR (formerly Nextr Investment Management) in Italy, where he had previously spent three years as a strategist. From 2000 to 2001 he worked as a manager for Comit Asset Management, where he helped to set up the multi-management business. He began his career in 1999 Caboto Sim (the brokerage unit of IntesaBCI) as an international equity strategist.*

*Born in 1972, Marco Piersimoni is graduated in social and economics sciences from Bocconi University in Milan and has a Maste degree in econometrics and mathematical economics from the London School of Economics.*

**Patrick de Fraguier** Deputy Head of Strategy at Crédit Agricole Asset Management.

*Before assuming this new position, Patrick de Fraguier spent two years at the head of CAAM's global balanced management tea (pension funds - mutual benefit societies & foundations), after 14 years as head of the euro fixed income management team at C Lyonnais Asset Management (CLAM) between 1989 and 2003. Patrick began his career in 1986 as balance sheet Manager at th Européenne de Banque.*

*Born in 1961, Patrick de Fraguier holds a degree in political sciences from the Institut d'Etudes Politiques de Paris. He is also a postgraduate in law & banking from the University of Paris Sorbonne and in tax management from the University of Paris Dauphi is a member of the French Society of Securities Analysts (SFAF).*

Reach all 2006 press re

# Crédit Agricole S.A. statement regarding Alliance and Leicester

**Paris, 5 july 2006**

On 22 May 2006, Crédit Agricole S.A. announced that it was assessing Alliance and Leicester, amongst others, as a potential acquisition opportunity but that its evaluation was at a preliminary stage. Since then, Crédit Agricole S.A. has undertaken further analysis of Alliance and Leicester and the returns it could generate from an offer for Alliance and Leicester. In light of this analysi Crédit Agricole S.A. has decided that it does not wish to proceed with an offer for Alliance and Leicester. Crédit Agricole S.A. has submitted an offer proposal to Alliance and Leicester and has not carried out any non-public due diligence on Alliance and Leices

For the purposes of Rule 2.8 of The City Code on Takeovers and Mergers, Crédit Agricole S.A. reserves the right to make or participate in an offer for Alliance and Leicester shares in the next six months (i) with the agreement or recommendation of the Al and Leicester board; (ii) if any announcement is made by or on behalf of Alliance and Leicester or a third party relating to the mal an offer or possible offer (whether full or partial) for Alliance and Leicester; (iii) upon the announcement by or on behalf of Allianc Leicester of a "whitewash" proposal or any proposal to implement a scheme of arrangement, reverse takeover or any other busin combination with a third party; or (iv) if there is a material change in circumstances.

Reach all 2006 press re



# CRÉDIT AGRICOLE S.A.

Paris, 7 July 2006

**Press Release**

*This communication does not constitute an offer to purchase shares in Emporiki Bank of Greece S.A., nor will any tender of shares be accepted from or on behalf of holders of shares in Emporiki Bank of Greece S.A. in any jurisdiction where such offer, solicitation or sale may be unlawful. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Crédit Agricole S.A. disclaims any responsibility or liability for the violation of such restrictions by any person.*

## Announcement of Crédit Agricole S.A. in relation to the acceptance period of the cash offer for 100% of the shares of Emporiki bank of Greece S.A.

Further to the announcement of the Capital Market Commission («**CMC**»), which approved the offering circular of the Bank of Cyprus Public Company LTD («**Bank of Cyprus**») regarding the public offer made to the shareholders of the company «Emporiki Bank of Greece S.A.» («**Emporiki**»), the acceptance period of the public offer of the Bank of Cyprus ends on Monday 7 August 2006. According to the same announcement and Law 3461/2006 and based on the fact that the public offer of the Bank of Cyprus is competitive to the public offer that Crédit Agricole S.A. made to the shareholders of Emporiki, the acceptance period of Crédit Agricole S.A's public offer is automatically extended until the 7th of August 2006. All other terms and conditions of Credit Agricole S.A.'s public offer remain the same.


**Press contacts**

**Crédit Agricole S.A.**
Alain Berry ☎ +33 (0)1 43 23 59 44

**M: Communications**
Louise Tingström ☎ +44 (0) 789 906 6995



PRESS RELEASE

Paris, 13 July 2006

# Plan to reorganise network dedicated to personal and small business customers: the branch as the core of the customer relationship

This morning, during the Group Work Council meeting, Christian Duvillet, Chief Executive Officer of LCL, unveiled a plan to reorganise LCL's 1,950-branch network.

LCL's reorganisation is based on an analysis of its 6 million customers' expectations. Its purpose is to enhance the marketing structure's responsiveness and effectiveness. Four major customer satisfaction criteria were taken into account: proximity, the skills of customer representatives, their decision-making capacity, and the transparency of the organisation.

Implementation of this reorganisation incorporates three focuses for reform (I). It also entails changes to the 'bricks and mortar' network (II) and will be accompanied by extensive training and career management support efforts (III).

## I. The three focuses of the branch network reorganisation

### 1. Reinforcing the role of the branch as the core of the customer relationship

Under the exclusive authority of the Branch Manager, all of LCL's range for personal and small business customers will now be combined within the branch. All customers will have access to all areas of expertise that they may wish to call on in one place. By bringing together the different sales staff at the same location and expanding training to provide support for managers who specialise in different customer segments, the bank will be able to offer customers an enhanced level of overall expertise.

In addition, branch managers and advisers will have greater independence and decision-making capacity. Decision-making channels will be streamlined and the organisation will be simplified to achieve clearer visibility and to make the network more responsive.

### 2. New momentum for Private Banking

The Private Banking network will be reinforced by creating dedicated business lines in the regional capitals, in the major metropolitan areas and in Paris. This development will enable LCL to expand its range of special Private Banking products and services to a broader customer base of approximately 110,000 clients.

### 3. Adjustment of support functions

At the national level, the support functions will be managed by the business line to which they report. This project is part of a plan to bolster the sales forces in the field. It will help reach a global target designed to have 75% of staff assigned to direct customer service.



## II. Optimisation of the branch network

### 1. Expanding and modernising the branch network

Under a programme to develop and modernise the branches, some forty new outlets will be opened each year and all facilities will gradually be renovated and automated. This plan seeks to achieve denser coverage that is better adjusted to new socio-demographic patterns in urban areas.

### 2. Geographical service areas redefined

The new geographical division of the marketing structure is based on expanding the geographical scope. There will be some 350 Branch Group Divisions compared with 539 sectors at the moment. The presence of the Regional Divisions, whose number will be reduced from 77 to about 50, will be based on administrative divisions by region, groups of *départements* or *arrondissements* in Paris. This will enable the managers better to fulfil their role as representatives of LCL vis-à-vis local decision-makers.

The multi-channel relationship (telephone, internet) will be developed to support the sales network.

## III. Human resources support

This reorganisation, which will have no impact on the network's 15,000 employees, will lead to certain changes in the functions of some staff members.

The reorganisation plan includes:

- an individual career management plan with no mandatory relocation;
- an extensive training programme to support staff development.

Commenting on this project, LCL CEO Christian Duvillet said: ***"This new organisation is in keeping with the commercial approach that LCL has been developing since the brand was rolled out in August 2005 and it is entirely consistent with the goals of the Crescendo corporate strategic plan launched in 2004. Our new marketing structure, which was designed in response to customer expectations, underpins our strategy to capture market share. It is a development plan, first and foremost".***

The project will undergo a technical and employee preparation phase from September until December 2006. It will be implemented at the beginning of 2007, after consulting with the employee representative bodies.

*About LCL*

*About LCL:*

*LCL is the new name for Crédit Lyonnais.*

*Since it became part of the Crédit Agricole S.A. Group in 2003, the scope of LCL's activities has focused on personal, small business and middle-market customers in France.*

*LCL currently has 6,000,000 customers and 25,000 employees.*

*LCL's network of 1,950 branches dedicated to the personal and small business customer segments ("Retail Banking and Bancassurance") reports directly to LCL Chief Executive Officer Christian Duvillet and has 15,000 employees.*


LCL
LE CRÉDIT LYONNAIS

## Exhibit: Target organisation for LCL "Retail Banking and Bancassurance"

| Headcount | Level |
|---|---|
| 8 | Branch Network Division |
| +/- 50 | Regional Division |
| +/- 350 | Agency Group Division |
| 1950 | Branch |

- Branch Network Division
  - Regional Division
    - Agency Group Division
    - Agency Group Division (In most cases, the Agency Group Head is also the head of the largest branch in his sector)
      - Branch
      - Branch
      - Branch
      - Branch
      - Branch
    - Agency Group Division
  - Regional Division

CRÉDIT AGRICOLE S.A.

FIAT GROUP

FIAT VEICOLI COMMERCIALI

**Press Release**

# European partnership in auto financing between Crédit Agricole S.A. and Fiat Auto S.p.A.

Paris, 24 July 2006 - Fiat Auto and Crédit Agricole S.A. today announced that they have reached an agreement for the creation of a 50/50 Joint Venture, Fiat Auto Financial Services ("FAFS"), which will carry out the main financing activities related to Fiat Auto in Europe. The agreement is subject to final documentation. The transaction may be closed up to June 30, 2007, but every effort will be made to complete it by December 31, 2006, after the necessary regulatory approvals and the exercise by Fiat Auto of the call on Fidis Retail Italia.

FAFS activities will include Fiat Auto dealer financing, auto fleet lease and management services, as well as the retail auto financing activities now carried out by Fidis Retail Italia (currently 51%-owned by Banca Intesa, Capitalia, UniCredit and San Paolo-IMI). In addition, the JV will offer new financial products to Fiat Auto customers and dealers, leveraging Crédit Agricole's financial expertise. FAFS will operate in 13 European countries and will manage assets of approximately EUR13 billion.

Under the terms of the agreement, Fiat Auto will receive EUR1 billion in cash for 50% of FAFS, valuing 100% of the JV equity EUR2 billion. The JV will benefit from strong integration with Fiat Auto and from Crédit Agricole's leadership in European consumer finance. Crédit Agricole will provide funding to FAFS at a highly competitive cost. The governance of FAFS will be shared between the two partners.

René Carron, Chairman of Crédit Agricole S.A. stated: "This transaction marks a new step of the international expansion strategy of Crédit Agricole S.A. which is a key element of its 3-year development plan." Georges Pauget, CEO of Crédit Agricole S.A. added: "This transaction is also of major importance to further consolidate our market position in specialized financial services. We are pleased to strengthen our relationships with Fiat, Italy's largest industrial group, and to participate in the renewed growth of its auto sector."

Sergio Marchionne, CEO of Fiat Auto, declared: "With this new agreement, we are expanding the scope of our alliance strategy to strengthen our financial offering to dealers and customers. This alliance, between a large banking institution and a leading automaker, represents a new reference in passenger car financing and will further support Fiat Auto's ambition throughout Europe. We are delighted to have established this partnership with a financial institution of the caliber and reputation of Crédit Agricole."

Fiat Group was advised by Goldman Sachs International and Grande Stevens (legal advisors), Crédit Agricole by Banca Leonardo, Calyon, Rothschild and Baker & McKenzie (legal advisors).

## About

**Crédit Agricole Specialized Financial Services** encompasses three business lines: consumer finance, lease finance and factoring. In consumer finance, Crédit Agricole has a leading position in the European market, managing through its subsidiaries Sofinco and Finaref more than EUR37 billion of assets in 15 European countries.

**Fiat Auto** is one of Europe's leading car manufacturers with worldwide unit sales of nearly 1.9 million vehicles in the past 12 months and 2005 revenues in excess of EUR 19.5 billion. With its three well-established brands – Fiat, Alfa Romeo and Lancia – as well as a strong presence in light commercial vehicles, Fiat Auto has a nearly 8% share of the Western European auto market.



**Crédit Agricole S.A.**
Contact Presse
Alain Berry ☎ +33 (0)1 43 23 59 44
alain.berry@credit-agricole-sa.fr

**FIAT Communications**
Via Nizza 250, 10126 Torino, Italia
Tel. +39 011 00.63088, Fax +39 011 00.63798
mediarelations@fiatgroup.com
www.fiatgroup.com

July 27, 2006



CRÉDIT AGRICOLE S.A.



# Crédit Agricole S.A. increases the cash offer price for 100% of Emporiki Bank of Greece S.A. to €25 per share

## PART I

Paris 27 July 2006: Crédit Agricole S.A. today announced an increase in the cash offer to the shareholders in Emporiki Bank of Greece S.A. ("**Emporiki**"), to €25 per share (the "**Revised Offer Price**"). All other terms and conditions of Crédit Agricole S.A.'s public offer remain the same.

- The Revised Offer Price is for 100% of the share capital of Emporiki, valuing it at €3.3 billion
- The acceptance period during which the holders of Emporiki's shares (the "**Shareholders**") may submit their declarations of acceptance in the network of National Bank of Greece S.A. will end on Monday 7 August 2006 at the close of business of the banks operating in Greece

The revision of the public offer is subject to the approval of the Hellenic Capital Market Commission in accordance with article 21 of Law 3461/2006.

Shareholders who require clarifications of the terms or methods of accepting the public offer or who require assistance in completing and submitting the declarations of acceptance may communicate with the National Bank of Greece from Monday to Friday, during business hours, throughout the acceptance period on any of the following lines:

(a) +30 210 33 47 055

(b) +30 210 33 47 018-9

(c) +30 210 33 47 013

(d) +30 210 33 47 016

(e) +30 210 33 47 052

*Media contacts*

**Crédit Agricole S.A.**
Alain Berry ☎ +33 (0)1 43 23 59 44
**M: Communications**
Louise Tingström ☎ +44 (0) 789 906 6995

**Important Notice**

The public offer is being made to the Shareholders in accordance with the procedure set forth in Greek Law 3461/2006 on the "Implementation of the Directive 2004/25/EC in relation to the Public Offers into national law".

Should any person, to whom this revised public offer is lawfully addressed to, have any doubts or queries, with regard to this public offer and any document relating to it as well as the revised public offer's evaluation, it is recommended to seek advice from professional financial or other advisors of its own choice.

*For further information, please contact:*

**Crédit Agricole S.A. media contacts**
Alain Berry
Tel: +33(0) 1 43 23 59 44
alain.berry@credit-agricole-sa.fr

**M: Communications**
Louise Tingström
Tel: +44 (0) 20 7153 1537
Mob: +44 (0) 789 906 6995
tingstrom@mcomgroup.com

**Crédit Agricole S.A. IR contacts**
Denis Kleiber
Tel: +33(0) 1 43 23 45 93
denis.kleiber@credit-agricole-sa.fr

Philippe Poeydomenge de Bettignies
Tel: +33(0) 1 43 23 23 81
philippe.poeydomengedebettignies@credit-agricole-sa.fr

**About Crédit Agricole S.A.**

Crédit Agricole, a unified and decentralised group.

Crédit Agricole is the largest banking organisation in France with a presence across the entire spectrum of banking and finance activities. It is the European leader in terms of domestic market position and ranks number two in Europe and number fifth in the world in terms of capital.

Crédit Agricole S.A. is responsible for ensuring a consistent development strategy and financial unity throughout the Crédit Agricole group. Crédit Agricole pursues a strategy of sustainable, profitable growth through a unified approach between the Regional Banks and the Group's specialist business line subsidiaries.

Notes (1) The Offeror informs its investors that under Law 3461/2006 (the Greek tender offer law), natural or legal persons (as well as other natural or legal persons acting on behalf of the former or undertakings controlled by these persons in accordance with article 8 of P.D. 51/1992 or persons acting in concert with them) who as of 13 June 2006 until the end of the acceptance period acquire at least half per cent. (0,5%) of, (among others), the voting rights in the Offeror (namely Crédit Agricole S.A.) must inform the Hellenic Capital Market Commission and publish in the Official Daily Bulletin of the Athens Exchange (within the deadlines set out in Article 5§1 of P.D. 51/1992) of such acquisition, the purchase price and the percentage of the voting rights that they already hold in the Offeror. This obligation is not exclusive of any other obligation that investors may have under Greek, French or other applicable laws.

(2) This communication does not constitute an offer to purchase shares in Emporiki Bank of Greece S.A., nor will any tender of shares be accepted from or on behalf of holders of shares in Emporiki Bank of Greece S.A. in any jurisdiction including, where such offer, solicitation or sale may be unlawful. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Crédit Agricole S.A. disclaims any responsibility or liability for the violation of such restrictions by any person.

* * *

*Media contacts*

**Crédit Agricole S.A.**
Alain Berry ☎ +33 (0)1 43 23 59 44
**M: Communications**
Louise Tingström ☎ +44 (0) 789 906 6995

PART II

# REVISION OF THE VOLUNTARY PUBLIC OFFER

BY

CRÉDIT AGRICOLE S.A.



TO

THE SHAREHOLDERS OF EMPORIKI BANK OF GREECE S.A.

FOR THE PURCHASE

OF COMMON REGISTERED SHARES WITH VOTING RIGHTS

IN CONSIDERATION FOR €25

PER SHARE IN CASH

OFFEROR'S ADVISOR

MORGAN STANLEY & CO. LIMITED

AUTHORISED CREDIT INSTITUTION FOR THE SUBMISSION OF DECLARATIONS OF ACCEPTANCE

NATIONAL BANK OF GREECE S.A.

JULY 2006

*Media contacts*

**Crédit Agricole S.A.**
Alain Berry ☎ +33 (0)1 43 23 59 44
**M: Communications**
Louise Tingström ☎ +44 (0) 789 906 6995

**IMPORTANT NOTICE**

This document is a revision of the voluntary Public Offer submitted by the French banking société anonyme Crédit Agricole S.A. to the shareholders of the Greek banking société anonyme with corporate name "Emporiki Bank of Greece S.A." for the acquisition of common registered shares with voting rights in accordance with the terms of the Offering Circular that was approved by the Hellenic Capital Market Commission on 29 June 2006 (the "**Offering Circular**") in accordance with the provisions of Law 3461/2006 (implementing into Greek law Directive 2004/25/EC on takeovers) and is only addressed to persons which it can lawfully be accepted by.

The revision of the Public Offer does not constitute an offer to purchase Shares nor will any tender of Shares be accepted, either directly or indirectly, by any persons, legal or natural, in any other jurisdiction outside Greece in which such tender may be illegal (an "**Excluded Territory**"). The distribution or forwarding of this revised Public Offer, as well as any other document relating to it or the Public Offer, is prohibited, by any way or means (including, but not limited to, fax, telex, phone calls and internet), in any Excluded Territory. Accordingly, persons who come into possession of this revised Public Offer or any document relevant to it or to the Public Offer should inform themselves duly of and observe these restrictions. The Offeror disclaims any responsibility or liability for the violation of such restrictions by any person.

**Persons that are nationals or citizens or residents of any jurisdiction other than Greece and/or their representatives, custodians, managers or trustees should read section 3.6 of the Offering Circular.**

**In any event, should any person, to whom this revised Public Offer is lawfully addressed to, have any doubts or queries with regard to it and any document relating to it as well as the revised Public Offer's evaluation it is recommended to seek advice from professional financial or other advisors of its own choice.**

*Media contacts*

**Crédit Agricole S.A.**
Alain Berry ☎ +33 (0)1 43 23 59 44
**M: Communications**
Louise Tingström ☎ +44 (0) 789 906 6995

## 1 REVISION OF THE VOLUNTARY PUBLIC OFFER

### 1.1 Definitions

Unless otherwise defined in this document or unless the context otherwise requires, words expressions or definitions, as well as the combination of words, expressions and definitions in capitalised terms which are defined in the Offering Circular shall have the same meaning when used throughout this document.

### 1.2 Increase of the Offer Price

Crédit Agricole S.A., a banking société anonyme incorporated under the laws of France, having its registered seat at 91-93 boulevard Pasteur, 75015 Paris and with corporate registration number at the Paris trade and companies registry 784 608 416, (the "**Offeror**") offers to pay an increased offer price equal to €25 in cash for each Public Offer Share for which the Public Offer is validly accepted in a timely manner. Therefore, where the Offering Circular refers to the term Offer Price, it should be read as having the meaning of the increased Offer Price as provided herein.

### 1.3 Certification from Morgan Stanley Bank International Limited

Morgan Stanley Bank International Limited provides the following certificate:

"The undersigned, Morgan Stanley Bank International Limited, as lawfully represented, hereby certifies that Crédit Agricole S.A. has the additional necessary means to pay in full:

(a) €3,014,317,725.00, which corresponds to the maximum revised amount to be paid to the shareholders of Emporiki Bank of Greece S.A. who validly accept the Public Offer if all of them accept the Public Offer; and

(b) €3,617,181, which corresponds to the total amount of the clearance duty of 0.12% levied on the off-exchange transfer of all shares to which the Public Offer relates as revised,

provided that the terms and conditions set out in the Offering Circular pursuant to Law 3461/2006 have been satisfied.

Morgan Stanley Bank International Limited does not provide any guarantee within the meaning of articles 847 et seq. of the Greek Civil Code."

### 1.4 The Offeror's Advisor

Morgan Stanley & Co. Limited, acting as the Offeror's Advisor in accordance with paragraph 2.6 of the Offering Circular, makes the following statement in relation to the revision of the Public Offer:

"The present revision of the Public Offer is an all-cash offer. Therefore, the credibility of the revision of the Public Offer depends on the ability of the Offeror to pay the increased Offer Price to the Accepting Shareholders which accept the revision of the Public Offer legally and validly and on the steps that the Offeror has taken for the settlement of the revised Public Offer. The Offeror intends to finance the payment of the increased Offer Price from its cash reserves. Morgan Stanley Bank International Limited issues a certificate for the availability of the funds necessary for the payment of the increased Offer Price to the Accepting Shareholders. In addition, the Offeror has entered into an agreement with the National Bank of Greece S.A., by virtue of which it has appointed it as its Tender Agent in order to ensure the proper completion of the revised Public Offer and payment of the increased Offer Price. Accordingly, we believe that the revision of the Public Offer is credit worthy, that the Offeror has taken the appropriate measures by appointing the National Bank of Greece S.A. as the person responsible to manage the completion of the revised Public Offer and

*Media contacts*

**Crédit Agricole S.A.**
Alain Berry ☎ +33 (0)1 43 23 59 44
**M: Communications**
Louise Tingström ☎ +44 (0) 789 906 6995

that the Offeror has adequate funds to finance the increased Offer Price, provided that no events occur which would constitute a force majeure and which would lead to an inability of the Offeror to pay. Finally, the Advisor countersigns the revised Public Offer and certifies that, following appropriate due diligence, the contents of the revised Public Offer are accurate."

### 1.5 Timetable

Further to the Offeror's announcement dated 6 July 2006, the Offeror states that the Acceptance Period (as defined in the Offering Circular) ends on 7th of August 2006 at the close of business of banks operating in Greece.

### 1.6 Acceptance of the revised Public Offer

The persons that have accepted the Public Offer shall be considered as also having accepted its revision.

### 1.7 Other terms

The present document constitutes an amendment to the terms of the Offering Circular. All other terms of the Offering Circular shall remain unchanged and in full force and effect.

### 1.8 Approval by the Hellenic Capital Market Commission

This revision of the Public Offer is subject to the approval of the Hellenic Capital Market Commission, in accordance with article 21 of Law 3461/2006.

*Media contacts*

**Crédit Agricole S.A.**
Alain Berry ☎ +33 (0)1 43 23 59 44
**M: Communications**
Louise Tingström ☎ +44 (0) 789 906 6995



**CRÉDIT AGRICOLE S.A.**

Paris, 31 July 2006 - Crédit Agricole S.A., further to its announcement relating to the revision of the voluntary Tender Offer dated 27.07.06 and in accordance with article 21 paragraph 2 of Law 3461/2006, announces the following decision of the Hellenic Capital Market Commission:

"The Board of Directors of the Hellenic Capital Market Commission unanimously approved, during its 393rd/28.7.2006 meeting, the revised offer of Crédit Agricole S.A. relating to the (voluntary) public offer to the shareholders of Emporiki Bank of Greece S.A."

Exhibit 2.2

Presentation entitled "European partnership in auto financing between Crédit Agricole Group S.A. and Fiat Auto S.p.A"

July 24, 2006

Please see attached.

# European partnership in auto financing between Crédit Agricole Group S.A. and Fiat Auto S.p.A.

*$24^{th}$ July 2006*

CRÉDIT AGRICOLE S.A.

# Transaction



# Transaction – Key principles

✓Creation of a single holding company (Fiat Auto Financial Services or « FAFS ») that regroups the following businesses with a total portfolio of approximately €13 bn :

- Retail financing
- Dealer financing
- Renting and fleet management

✓Acquisition by Crédit Agricole S.A. of a 50% stake in FAFS for €1 bn

✓Agreement by Crédit Agricole S.A. to guarantee the financing of the joint-venture at market conditions

✓Balanced corporate governance

# Transaction – Structure

**Final structure after the agreement**



Crédit Agricole S.A.
Fiat Auto
50%
50%
Fiat Auto Financial Services
100%
Retail Financing
Dealer Financing
Renting and fleet management


CRÉDIT AGRICOLE S.A.

# Rationale

# Rationale

✓An opportunity for Crédit Agricole S.A. to invest in a well run business, to strengthen its presence in specialised financial services in Europe and to double its positions in the European automotive consumer finance market

✓A transaction that strengthens the existing partnership between Fiat and Sofinco in France, and that underlines the quality of Sofinco's partnership track record

✓A significant potential to improve the joint-venture's profitability thanks to identified financial synergies and the opportunity to develop new product offerings to Fiat Auto customers

✓An investment that is fully in line with profitability criteria of the Group and that actively contributes to the implementation of the 2006-2008 development plan

# Impact for the Crédit Agricole S.A. Group

# Impacts for the Crédit Agricole S.A. Group

✓The financing of the acquisition will be done through the internal resources of Crédit Agricole Group S.A.

✓The transaction complies with Crédit Agricole S.A. acquisition criteria:

- EPS accretive already in 2007
- ROI higher than the cost of capital within 4 years



CRÉDIT AGRICOLE S.A.

# Crédit Agricole S.A. consumer finance activities

# Crédit Agricole S.A. consumer finance activities

*– The Crédit Agricole Group is active through two main subsidiaries*

✓ Crédit Agricole S.A. Specialized Financial Services (SFS) encompasses three main businesses: consumer finance, leasing finance and factoring. The consumer finance activities regroup two main affiliates :

## ✓ Sofinco

- Created in 1951
- #1 in France (15% market share)
- International presence (9 countries), principally in Europe
- Presence in all the consumer finance activities businesses: amortising credit, credit revolving, credit cards and loyalty payment cards, renting formulas and related services
- Distribution thanks to its own networks (direct sale and financing on the point of sales) and through partnerships (food retailing, specialty retailing and institutional – banks and insurances, …)

## ✓ Finaref

- Acquired by Crédit Agricole S.A. from PPR (three stages in 2002, 2003 and 2004)
- Development based on direct sales through a network of 250 points of sales, through its partners
- #4 in France (4% market share)
- Expertise in credit cards including a loyalty program (6.5 million cardholders) and insurance products
- Internationally, Finaref has a structured network in Belgium and Northern Europe (Sweden, Finland, Norway and Denmark).

# Crédit Agricole S.A. consumer finance activities

*- A presence in 16 countries*

**Dan'Aktiv**
Ownership 100% CA S.A.
Production €58m
Outstandings €114m

**Finaref Nordic**
Ownership 100% CA S.A.
Production €97m
Outstandings €204m

**Finaref Benelux**
Ownership 100% CA S.A.
Production €47m
Outstandings €73m

**Lukas / EFL**
Ownership 100% CA S.A.
Production €1588
Outstandings €1618m

**Finconsum**
Ownership 45% Sofinco, 55% Banco de Europa
Production €472m
Outstandings €500m

**Ribank**
Ownership 100% Sofinco
Production €155m
Outstandings €466m

**Credibom**
Ownership 100% Sofinco
Production €467m
Outstandings €857m

**Creditplus Bank**
Ownership 100% Sofinco
Production €723m
Outstandings €1,188m

**Credigen**
Ownership 100% Sofinco
Production €23m
Outstandings €27m

**Wafasalaf**
Ownership 34% Sofinco, 66% Attijari Wafa Bank
Production €333m
Outstandings €727m

**Agos**
Ownership 61% Sofinco, 49% Banca Intesa
Production €5,498m
Outstandings €7,395m

**Emporiki Credicom**
Ownership 50% Sofinco, 50% Emporiki
Production €210m
Outstandings €287m

**Credium**
Ownership 100% Sofinco
Production €88m
Outstandings €184m

Figures at end 2005


CRÉDIT
AGRICOLE S.A.

# Crédit Agricole S.A. consumer finance activities

*- Development strategy - Asserting leadership in Europe*

Outstandings under management (€bn)



12.6
15.1
18.4
28.1
31.7
37.1
2000
2001
2002
2003
2004
2005


Increase, 2000-2005
**+ €24.5bn**



+9,4
+8,4
+6,7
Organic growth
Partnerships
Acquisitions


## Over 2006 - 2008

✓ **Continue to develop loans outstanding**
- By continuing to transfer expertise
  *Recent examples: launch of credit cards in Poland, overhauling IT systems in the Netherlands and Poland*
- Through acquisitions to enhance the business portfolio or increase distribution capacity
  *Recent examples: Credor in Morocco (2004), Credilar in Portugal (2005)*
- Through joint venture agreements
  *Finalia in Belgium (51% Finaref, 49% Alpha Crédit-Fortis)*

✓ **Achieve balanced growth in outstandings, along the same lines as in the past**

✓ **Maintaining ROE at > 20%**



CRÉDIT AGRICOLE S.A.

**Crédit Agricole S.A.**
**File No. 82-34771**

Exhibit 2.3A

AMF publication listing declaration by Crédit Agricole regarding transactions in its own shares

July 12, 2006

Please see attached English language translation.

Exhibit 4.3A

*English translation from French*

*Crédit Agricole S.A. AMF Notice published July 12, 2006*

NAME OF ISSUING COMPANY: **CREDIT AGRICOLE SA**

DECLARATION OF TRANSACTIONS IN ITS OWN SHARES ON 07/03/2006 AND 07/11/2006

| date of transaction | number of shares | weighted average price | amount |
|---|---|---|---|
| sale on 07/03/2006 | 2,344 | 29.73 | 69,687.12 |
| sale on 07/11/2006 | 1,382 | 30.37 | 41,971.34 |
| | | | |
| | **3,726** | **29.97** | **111,658.46** |